Form 10-K, Exhibit 13
period 2000-12-31
SELAS CORP OF AMERICA
filed 2001-03-30
CIK 88790

54
Selas Corporation of America                                    Exhibit 13

is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquarted in Dresher,Pennsylvania with subsidiaries in Minnesota, Ohio,California, England, France, Germany, Italy, Japan, Portugal and Singapore, operates directly or through subsidiaries in three business segments.

Under the SelasTM name, the Heat Technology segment designs and manufactures specialized industrial heat technology systems and equipment for steel, glass and other manufacturers worldwide. The Companys Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. The Companys Tire Holders, Lifts and Related Products segment manufactures products, primarily based on cable winch designs, for use as original equipment by the pick-up truck and minivan segment of the automotive industry.

Financial Highlights


Years ended December 31                          2000                 1999

Net sales                                $116,287,000         $102,753,000
Operating income                         $  5,554,000         $  4,077,000
Net income                               $  2,936,000         $  1,729,000
Earnings per share:
  Basic                                          $.57                 $.33
  Diluted                                        $.57                 $.33
Working capital                          $ 15,687,000         $ 13,729,000
Total assets                             $ 96,331,000         $ 85,050,000
Total shareholders equity                $ 44,434,000         $ 43,023,000


Market and Dividend Information

                           2000                        1999
                     ------------------          ------------------
                          Market                      Market
                        Price Range                 Price Range
                     ------------------          ------------------

Quarter               High      Low               High      Low
  First  . . . .     6.750     4.875             8.375     4.875
  Second . . . .     7.625     5.250             7.000     5.125
  Third  . . . .     7.500     4.625             7.000     4.500
  Fourth . . . .     5.937     2.750             6.687     4.250

At February 7, 2001 the Company had 432 shareholders of record.

                              2000          1999          1998
Dividends per share:
  First Quarter              $.045         $.045         $.045
  Second Quarter              .045          .045          .045
  Third Quarter               .045          .045          .045
  Fourth Quarter              .045          .045          .045

The payment of any future dividends is subject to the discretion of the Board of Directors and is dependent on a number of factors, including the Companys capital requirements, financial condition, financial covenants and cash availability.

Selas is an equal opportunity employer.

THE COMMON STOCK OF SELAS CORPORATION OF AMERICA IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL SLS.


Selas Corporation of America
Five-Year Summary of Operations
(In thousands, except for share and per share data)


Years ended December 31          2000(a)       1999        1998(b)

Sales, net . . . . . . . . .  $ 116,287   $ 102,753      $ 99,555

Cost of sales  . . . . . . .     92,686      81,231        76,832
Selling, general and
  administrative expenses .      18,047      17,445        17,864
Interest expense . . . . . .      1,149       1,063         1,139
Interest income . . . . . .         (69)        (78)         (145)
Other (income) expense, net        (289)        400           (85)

Income before income taxes .      4,763       2,692         3,950
Income taxes . . . . . . . .      1,827         963           340

Net income . . . . . . . . .  $   2,936   $   1,729      $  3,610

Earnings per share:

Basic . . . . . . . . . . .        $.57        $.33          $.69

Diluted . . . . . . . . . .        $.57        $.33          $.68

Comprehensive income . . . .  $   2,395   $   1,059      $  3,996

Weighted average number of
  shares outstanding during
  year

Basic . . . . . . . . . . .   5,121,513   5,196,072      5,233,016

Diluted . . . . . . . . . .   5,134,494   5,208,090      5,310,354





Years ended December 31           1997(c)           1996

Sales, net . . . . . . . . .   $ 111,165     $   103,426

Cost of sales  . . . . . . .      87,704          80,870
Selling, general and
  administrative expenses . . .   16,289          15,034
 . .
Interest expense . . . . . .       1,040           1,212
Interest income . . . . . .         (237)           (298)
Other (income) expense, net            8              83

Income before income taxes .       6,361           6,525
Income taxes . . . . . . . .       1,974           2,395

Net income . . . . . . . . .   $   4,387     $     4,130

Earnings per share:

Basic . . . . . . . . . . .         $.84            $.80

Diluted . . . . . . . . . .         $.82            $.78

Comprehensive income . . . .   $   3,520     $     3,833

Weighted average number of
  shares outstanding during
  year

Basic . . . . . . . . . . .    5,213,124       5,190,075

Diluted . . . . . . . . . .    5,354,978       5,271,959



(a) On January 12, 2000, a subsidiary of the Company acquired the stock of Ermat S.A., a Lyon, France based company.

    On June 6, 2000, the Company acquired the remaining 50.1% interest of Nippon Selas, a Tokyo, Japan based company.

(b) On February 28, 1998, a subsidiary of the Company acquired the stock of CFR.

    On May 27, 1998, a subsidiary of the Company acquired the stock of IMB Electronic Products, Inc.

    On October 28, 1998, a subsidiary of the Company, RTI Technologies PTE LTD, acquired certain assets and liabilities of Lectret.

(c) On February 21, 1997, a subsidiary of the Company acquired the assets of RTI Electronics, Inc.





Other Financial Highlights
(In thousands, except for share and per share data)

Years  ended December 31          2000(a)           1999          1998(b)

Working capital . . . . . . .  $  15,687        $ 13,729        $ 16,490
 . . . . .
Total assets.  . . . . . . .   $  96,331        $ 85,050        $ 87,623
 . . . . . . .
Long-term debt  . . . . . . .  $   3,212        $  3,695        $  6,266
 . . . . .
Long-term benefit
  obligations. .               $   4,059        $  4,130        $  4,096

Shareholders equity:

 Capital  stock and
  additional paid-in
  capital  . . . . . .         $  17,647        $ 17,647        $ 17,556
 Retained earnings . . . . .      28,607          26,593          25,798
 . . . .
 Accumulated other
  comprehensive income
  (loss) . . . . . . .              (555)            (14)            656

Treasury stock  . . . .           (1,265)         (1,203)           (382)

  Total shareholders
  equity                       $   44,434        $ 43,023       $ 43,628
Depreciation and
  amortization                 $    3,984        $  3,956       $  3,809

Dividends per share . .              $.18            $.18           $.18






Other Financial Highlights
(In thousands, except for share and per share data)

Years ended December 31           1997(c)            1996

Working capital . . . . . . .   $ 18,642         $ 19,822
 . . . . .
Total assets.  . . . . . . . .  $ 81,795         $ 91,162
 . . . . . .
Long-term debt  . . . .         $  7,015         $  6,837

Long-term benefit obligations.  $  4,081         $  4,310
 .

Shareholders equity:

  Capital  stock and
   additional paid-in
   capital  . . . . . .         $ 17,382         $ 17,214
  Retained earnings . . . . .     23,130           19,673
 . . . .
  Accumulated other
   comprehensive income
    (loss) . . . . . .               269            1,136

Treasury stock  . . . .             (382)            (382)

  Total shareholders
   equity                       $ 40,399         $ 37,641

Depreciation and                $  3,469         $  2,826
  amortization

Dividends per share . .            $.178            $.163




Management's Discussion and Analysis
of Financial Condition and Results of Operations

2000 Compared with 1999

Consolidated net sales increased 13.1% to $116.3 million in 2000 from $102.8 million in 1999. Net sales for the heat technology segment increased to $59.1 million in 2000 compared to $48.9 million in 1999. The increase in sales in 2000 is attributable to several large engineered contracts in backlog at the beginning of the year, higher sales generated by CFR and sales from Ermat S.A., the French furnace manufacturer acquired in January, 2000. Sales and earnings of large custom engineered contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis. Backlog or the heat technology segment was $33.2 million as of December 31,2000 compared to $46.2 million as of December 31, 1999.

The Company's precision miniature medical and electronic products segment net sales increased to $39.5 million in 2000 from $35.3 million in 1999. Revenue increased compared to 1999 due to higher sales to the hearing health, medical infusion and electronic products industries, reflecting the improved conditions in those markets during the current year.

Net sales for the tire holders, lifts and related products segment decreased to $17.7 million in 2000 compared to $18.5 million in 1999. The decrease in revenue results from lower unit sales of tire lifts to the automotive industry due to a downturn in that market toward the end of the year, which could affect tire lift sales into 2001.

The Company's gross profit margin as a percentage of sales decreased to 20.2% in 2000 from 20.9% in 1999. Gross profit margins for the heat technology segment decreased to 13.7% for 2000 compared to 14.3% for 1999. Heat technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the contract. The gross profit margins for 2000 were impacted by revenue recognized on several large engineered contracts that had higher than expected costs, partially offset by higher sales of spare and replacement parts, which generally have higher profit margins. Heat technology reserves for guarantee obligations and estimated future costs of services decreased to $1 million in 2000 from $1.5 million in 1999 due to the expiration of the warranty period of several contracts during the year. Guarantee obligations and estimated future service costs on these contracts extend for up to one year from completion.

Gross profit margins for the precision miniature medical and electronic products segment decreased to 29.3% in 2000 from 30.2% in 1999. The reduction in margins in 2000 is partially attributable to the mix of product sales between the years as precision miniature systems, medical infusion parts and electronic products have varying profit margins. Partially offsetting the lower margins due to product mix in 2000 were lower costs resulting from the consolidation of the production facilities of RTI Electronics into one location, which was completed in 1999.

Gross profit margins for the tire holders, lifts and related products segment improved to 22.1% in 2000 from 20.9% in 1999. The improvement in 2000 is due to efficiencies from higher production through most of the period partially offset bythe decrease in sales over the last several months of the year.

Selling, general and administrative expenses increased 3.4% to $18 million in 2000 compared to $17.4 million in 1999. The increase results mainly from the acquisition of Ermat S.A. in January, 2000.

Research and development costs decreased to $1.2 million in 2000 compared to $1.3 million in 1999. Interest expense increased to $1.2 million in 2000 compared to $1.1 million in 1999 due to higher average borrowings of notes payable, borrowings of long-term debt to finance the acquisition of a subsidiary and higher interest rates partially offset by repayments of long-term debt. Interest income decreased to $69,000 in 2000 compared to $78,000 in 1999, due to lower average fundsavailable for investment in 2000.

Other (income) expense includes losses on foreign exchange of $56,000 and $297,000 in 2000 and 1999, respectively.

The effective tax rate in 2000 and 1999 on income before income taxes was 38.4% and 35.8%, respectively. See note 11 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate.

Consolidated net income of $2.9 million in 2000 increased 70.5% from $1.7 million in 1999. The Company's heat technology segment had income of $.4 million compared to a loss of $.3 million in 1999 due to higher sales partially offset by several contracts that had higher than expected costs. The precision miniature medical and electronic products segment's income increased to $1.8 million in 2000 compared to $1.3 million in 1999 as a result of higher sales and lower costs due to the consolidation of RTI Electronics production facilities. The Company's tireholders, lifts and related products segment increased its net income to $1.4 million in 2000 compared to $1.3 million in 1999 despite lower sales because of increased efficiencies in its tire lift production through most of the year. General corporate expenses, net of tax, increased to $679,000 in 2000 from $613,000 in 1999.

In 1999, the Company was informed by an automotive customer that the Company will not supply the tire lift for a 2001 model year vehicle. The Company will continue to supply the tire lift for the current vehicle model on a declining volume basis through 2002. The Company continues to pursue tire lift orders for other vehicles with this customer as well as other customers during the year 2001. Liquidity and Capital Resources

Consolidated net working capital increased to $15.7 million at December 31, 2000 from $13.7 million at December 31, 1999. The increase is due primarily to the net income for the year and borrowings to acquire a subsidiary company, offset by purchases of property and equipment, paydown of long-term debt and payment of dividends. The major changes in the components of working capital for 2000 were an increase in cash and cash equivalents of $2.3 million, higher accounts receivable of $9.4 million, higher inventories of $1 million, higher accounts payable of $8.3 million and higher customer advance payments on contracts of $2.6 million. The increase in cash and cash equivalents partly results from the acquisitions of Ermat S.A. and the remaining interest in Nippon Selas. At the time of the acquisitions,Ermat and Nippon Selas had combined cash and cash equivalent balances of approximately $2.1 million, exceeding the purchase price of nearly $1.8 million.The other changes in working capital relate to the ongoing operations of the Company for the year.

The Company's long-term debt at December 31, 2000 was $3.2 million. The decrease in long-term debt is due to repayments during the year partially offset by borrowings to finance the acquisition of Ermat S.A. The slight increase in notes payable results from additional borrowings during the year offset by almost the same amount of repayments. Under the terms of Selas' credit facility, there are covenants that may restrict the payment of future dividends. The credit facility required the Company to maintain consolidated tangible capital funds of approximately $26.6 million through December 31, 2000 consisting of shareholders equity, plus subordinated debt, less intangible assets increased annually by 60% of net income and 60% of the aggregate amount of contributions to capital. At December 31, 2000, the Company exceeded the amount required to satisfy the covenant in the credit facility by $2 million.

In July, 2000, the Company amended its domestic credit agreement with a commercial bank to increase its revolving credit commitment to $6,000,000 with interest payable at the London Interbank Offered Rate (LIBOR) plus 1.5%. The agreement is subject to the same financial reporting requirements and maintenance of certain financial ratios as the Company's other term loan agreements with the commercial bank.

On January 19, 2001 the domestic revolving credit loan of $6,000,000 was amended to provide for a new term loan facility in the amount of $2,000,000, a new Singapore dollar denominated term loan facility in the amount of $979,200
(SD 1,700,000), and a revolving credit facility of $4,500,000. The borrowings will bear interest at LIBOR plus 1.5% payable monthly. The borrowings from this facility will be used for domestic working capital and acquisitions.

The Company's French subsidiary, Selas (SAS) has an interest rate swap agreement for the purpose of managing interest rate expense. The total notional amount of $1.2 million will decrease consistent with the terms of the related long-term agreement. The swap agreement requires fixed interest payments based on an effective rate of 8.55% for the remaining term through May, 2006. Additional interest incurred during 2000 and 1999 in connection with the swap arrangement amounted to $47,648 and $69,293, respectively.

The Company believes that its present working capital position combined with funds expected to be generated from operations and the available borrowing capacity through its revolving credit loan facilities will be sufficient to meet its anticipated cash requirements for operating needs and capital expenditures.

In January, 2001, the Company acquired the stock of Lectret, a Singapore manufacturer of microphone capsules. The purchase price was approximately $1.1 million with provision for contingent consideration that could increase the total purchase price to approximately $1.7 million. The purchase price was funded by additional bank borrowings and notes payable to previous shareholders.The acquisition was accounted for as a purchase. In October, 1998, the Company acquired a product manufacturing line from Lectret which was newly formed as RTI Technologies PTE LTD.

A significant portion of the heat technology segment sales are denominated in foreign currencies, primarily the French franc. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the European subsidiaries' ability to make corresponding price changes in the local currency. From time to time the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. See note 13 to the consolidated financial statements.

The Company is a defendant along with a number of other parties in approximately 100 lawsuits as of December 31, 2000 (approximately 200 as of December 31, 1999) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints,the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 through July 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Companys excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company.Management is of the opinion that the number of insurance carriers involved in the defense of the suits, and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Companys consolidated financial position or results of operations.

 On January 1, 1999 eleven of fifteen member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency -- the Euro. The Euro trades on currency exchanges and may be used in business transactions. The conversion to the Euro will eliminate currency exchange risk between the member countries. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The Company has recognized this situation and has developed a plan to address any issue being raised by the currency conversion.Possible issues include, but are not limited to, the need to adapt computer and financial systems to recognize Euro-denominated transactions, as well as the impact of one common European currency on pricing. The Company believes that all issues have been resolved during 2000.

During the first quarter of 1999, the Company implemented a program to repurchase up to 250,000 shares of its common stock, which at the time represented approximately 5% of its total shares outstanding. The shares have been purchased from time to time on the open market during the last two years. As of December 31,2000, the Company has repurchased a total of 152,190 shares of its common stock at a cost of $883,141.

In June, 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard (SFAS) No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities (an amendment of SFAS Statement No. 133)." The Company will adopt SFAS Statement 138 in the first quarter of 2001, as required. Management has evaluated the impact of Statement 138 and believes that it will not have a material impact on the results of operations, financial position and liquidity of the Company.



1999 Compared with 1998

 Consolidated net sales increased 3.2% to $102.8 million in 1999 from $99.5 million in 1998. Net sales from the heat technology segment increased to $48.9 million in 1999 compared to $46.4 million in 1998. The increase in sales in 1999 is attributable to several large engineered contracts completed during the year and higher revenues generated by CFR, the French subsidiary acquired in February, 1998, partially offset by decreased spare and replacement part sales. Sales and earnings of large custom engineered contracts are recognized on the percentage-of-completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis. Backlog for the heat technology segment was $46.2 million as of December 31, 1999 compared to $24.8 million as of December 31, 1998.

 The Company's precision miniature medical and electronic products segment net sales decreased to $35.3 million in 1999 from $37 million in 1998. Sales decreased compared to 1998 due to the unfavorable conditions in the hearing health market, offset by increased revenue from RTI Technologies PTE LTD, the Singapore company acquired in October, 1998. Sales of electronic products were also lower in 1999 compared to 1998 due to increased price competition and the Asian economic situation, slightly offset by sales related to IMB Electronic Products, which was acquired in May, 1998 and merged with RTI Electronics as of the beginning of 1999.

 Net sales for the tire holders, lifts and related products segment increased to $18.5 million in 1999 compared to $16.1 million in 1998.The increase in revenue is due to higher unit sales of tire lifts to the automotive industry.

 The Company's gross profit margin as a percentage of sales decreased to 20.9%in 1999 from 22.8% in 1998. Gross profit margins for the heat technology segment decreased to 14.3% for 1999 compared to 18.7% in 1998. Heat technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the contract. The gross profit margins for 1999 were impacted by revenue recognized on several large engineered contracts whose margins were not as profitable as contracts completed in 1998 and by several other contracts that had higher than expected costs. Also affecting the results were reduced sales of spare and replacement parts, which generally have higher profit margins. Heat technology reserves for guarantee obligations and estimated future costs of services decreased to $1.5 million in 1999 from $2.3 million in 1998 due to the completion of the warranty period of several contracts during the year. Guarantee obligations and estimated future service costs on these contracts extend for up to one year from completion.

 Gross profit margins for the precision miniature medical and electronic products segment increased slightly to 30.2% in 1999 from 29.3% in 1998. The improvement in 1999 results partially from the implementation of cost reduction programs within the segment offset by the decrease in sales in 1999. Also impacting the margins in 1999 are costs relating to the combination of the RTI Electronics and IMB Electronic Products operations into one facility and the mix of sales between 1999 and 1998 as hearing health and electronic products have varying profit margins.

 Gross profit margins for the tire holders, lifts and related products segment improved to 20.9% in 1999 from 19.8% in 1998. The improvement in 1999 is due to efficiencies from higher production through the increased sale of tire lifts.

 Selling, general and administrative expenses decreased 2.3% to $17.4 million in 1999 as compared to $17.9 million in expenses in 1998.The decrease results from cost reductions in various areas of the Company's operations.

 Research and development costs decreased to $1.3 million in 1999 compared to $1.6 million in 1998. Interest expense, which amounted to $1.1 million in both 1999 and 1998, was impacted in 1999 by higher average borrowings of notes payable offset by increased repayments of long-term debt and slightly lower average interest rates. Interest income decreased to $78,000 in 1999 compared to $145,000 in 1998, due to lower average funds available for investment in 1999.

 Other (income) expense includes losses on foreign exchange of $297,000 in 1999 and gains on foreign exchange of $176,000 in 1998.

 The effective tax rate in 1999 and 1998 on income before income taxes was 35.8% and 8.6%, respectively. The rate of tax in relation to pre-tax income in 1998 is low because the Company reduced the valuation allowance applied against deferred tax benefits associated with domestic postretirement benefit obligations by $724,512 and against certain domestic employee pension plan obligations by $33,694. The Company had determined that it is more likely than not that the $758,206 of deferred tax assets will be realized.

 Consolidated net income of $1.7 million in 1999 decreased 52.1% from $3.6 million in 1998. The Company's heat technology segment had a loss of $.3 million in 1999 compared to earnings of $1.8 million in 1998 due to the lower margins on several contracts completed in 1999 and some contracts with higher than expected costs. The precision miniature medical and electronic products segment's income decreased to $1.3 million in 1999 from $1.6 million in 1998 as a result of the lower sales and the change in the product mix of those sales. The Company's tire holders, lifts and related products segment increased its net income in 1999 to $1.3 million compared to $.9 million in 1998 as a result of its increased efficiency of tire lift production due to increased sales. General corporate expenses, net of tax, decreased to $613,000 in 1999 from $671,000 in 1998.

 In 1999, the Company was informed by an automotive customer that the Company will not supply the tire lift for the 2001 model year vehicle. The Company will continue to supply the tire lift for the current vehicle model on a declining volume basis through 2002. The Company continues to pursue tire lift orders for other vehicles with this customer as well as other customers during the year 2000.

 Forward-Looking and Cautionary Statements

 Certain statements herein that include forward looking terminology such as may, will, should, expect, anticipate, estimate, plan or continue or the negative thereof or other variations thereon are, or could be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are affected by known and unknown risks, uncertainties and other factors that may cause the Companys actual results, performance or achievements to differ materially from the results, performance and achievements expressed or implied in the Companys forward-looking statements. These risks, uncertainties and factors include competition by competitors with more resources than the Company, foreign currency risks arising from the Companys foreign operations, and the cyclical nature of the market for large heat technology contracts. Reference is made to the Companys 2000 Annual Report on Form 10-K regarding other important factors that could cause the actual results, performance or achievement of the Company to differ materially from those contained in or implied by any forward looking statement made by or on behalf of the Company, including forward-looking statements contained herein.


Selas Corporation of America
Consolidated Statements of Operations


Years ended December 31                    2000              1999          1998

Sales, net . . . . . . . . . . .   $116,287,345      $102,753,059  $ 99,554,554

Operating costs and expenses  .

   Costs of sales  . . . . . . .     92,686,222        81,231,316    76,832,570

   Selling, general and
    administrative expenses          18,047,470        17,444,755    17,863,587

Operating income . . . . . . . .      5,553,653         4,076,988     4,858,397

Interest expense . . . . . . . .      1,149,061         1,062,821     1,139,274

Interest income . . . . . . . .         (69,264)          (77,899)     (145,047)

Other (income) expense, net . .        (289,308)          399,831       (85,677)

Income before income taxes . . .      4,763,164         2,692,235     3,949,847

Income taxes . . . . . . . . . .      1,827,378           963,075       340,325

Net income  . . . . . . . . . .    $  2,935,786      $  1,729,160  $  3,609,522


Earnings per share

   Basic . . . . . . . . . . . .           $.57              $.33          $.69

   Diluted . . . . . . . . . . .           $.57              $.33          $.68

Comprehensive income . . . . . .   $  2,394,961      $  1,058,889   $ 3,996,304





          See accompanying notes to the consolidated financial statements.


Consolidated Balance Sheets

Assets
                                                   2000            1999

Current assets

  Cash, including cash equivalents
   of $428,000 in 2000 and
   $151,000 in 1999
                                                $ 4,055,224      $ 1,756,008

  Accounts and notes receivable
  (including  unbilled  receivables
   of $13,491,000 in 2000 and $6,043,000
   in 1999), less allowance for doubtful
   accounts of $746,000 in 2000 and $978,000
   in 1999                                       38,173,397       28,795,466

  Inventories                                    13,808,636       12,769,618

  Deferred income taxes                           2,811,219        2,428,243

  Other current assets                            1,465,456        2,181,281

       Total current assets                      60,313,932       47,930,616

Investment in unconsolidated affiliate                               588,965

Property, plant and equipment

    Land                                            975,383        1,005,537
    Buildings                                    11,171,239       11,435,428
    Machinery and equipment                      31,781,389       28,794,569

                                                 43,928,011       41,235,534

    Less:  Accumulated depreciation.             24,819,267       22,441,750


    Net property, plant and equipment            19,108,744       18,793,784

Excess of cost over net assets of
 acquired subsidiaries, less accumulated
 amortization of $3,898,000 and $3,165,000       15,599,884       16,214,999

Deferred income taxes                               451,861          562,243

Other assets, less amortization                     856,719          959,093

                                               $ 96,331,140     $ 85,049,700









          See accompanying notes to the consolidated financial statements.



December 31, 2000 and 1999

Liabilities and Shareholders Equity                2000          1999

Current liabilities
  Notes payable . . . . . . . . . . . . . .   $ 9,153,626   $ 9,417,666
  Current maturities of long-term debt . . .    1,755,495     1,958,951
  Accounts payable  . . . . . . . . . . . .    21,447,745    13,191,213
  Federal, state and foreign income taxes .     1,201,720       679,997
  Customers advance payments on contracts       3,783,421     1,221,946
  Guarantee obligations and estimated
   future costs of service . . . . . . .          957,740     1,483,624
  Other accrued liabilities . . . . . . . .     6,327,403     6,247,938
 .
      Total current liabilities . . . . . .    44,627,150    34,201,335

Long-term debt . . . . . . . . . . . . . . .    3,211,706     3,695,181

Other postretirement benefit obligations . .    4,058,761     4,130,261

Contingencies and commitments

Shareholders equity
 Common shares, $1 par; 10,000,000 shares
  authorized;5,634,968 shares issued            5,634,968     5,634,968

  Additional paid-in capital                   12,012,541    12,012,541

  Retained earnings . . . . . . . . . . .      28,606,413    26,592,680

  Accumulated other comprehensive loss . .       (555,321)      (14,496)

                                               45,698,601    44,225,693
  Less: 515,754 and 504,854 common
        shares, respectively, held in
        treasury, at cost  . . . . . . . .     (1,265,078)   (1,202,770)

      Total shareholders equity                44,433,523    43,022,923

                                             $ 96,331,140  $ 85,049,700

          See accompanying notes to the consolidated financial statements.




Consolidated Statements of Cash Flows

Years ended December 31                                  2000

Cash flows from operating activities:
   Net income                                     $  2,935,786
   Adjustments to reconcile net income to
     net cash
      provided by operating activities:
      Depreciation and amortization                  3,983,505
      Equity in (income) loss of
         unconsolidated affiliate                        9,341
      (Gains) losses on sale of property and
        equipment                                       (9,230)
      Deferred taxes                                  (327,733)
      Changes in operating assets
        and liabilities:
       (Increase) decrease in accounts              (9,796,036)
         receivable
       (Increase) in inventories                      (826,038)
       (Increase) decrease in other assets             541,838
        Increase in accounts payable                 8,983,754
        Increase (decrease) in accrued
          expenses  . . . .                           (227,165)
        Increase (decrease) in customer
          advances                                   2,600,355
        Increase (decrease) in other
          liabilities                                 (512,764)

          Net cash provided by
          operating activities                       7,355,613

Cash flows from investing activities:
  Purchases of property, plant and equipment        (3,686,546)
    Proceeds from sales of property and
     equipment . .                                      24,379
    Dividend from unconsolidated affiliate .
    Acquisition of subsidiary companies,
       net of cash acquired . . . . . . . .            365,357

         Net cash (used) by investing
         activities                                 (3,296,810)

Cash flows from financing activities:
    Proceeds from short-term borrowings              3,587,419
    Repayments of short-term borrowings             (3,419,601)
    Proceeds from borrowings used to acquire
      subsidiaries                                   1,612,387
    Proceeds from long-term debt
    Repayments of long-term debt                    (2,095,235)
    Proceeds from exercise of stock options
    Purchase of treasury shares                        (62,308)
    Payment of dividends                              (922,053)

         Net cash provided (used) by
         financing activities                       (1,299,391)

Effect of exchange rate changes on cash               (460,196)
Increase (decrease) in cash and cash
equivalents                                          2,299,216

Cash and cash equivalents beginning of year          1,756,008

Cash and cash equivalents end of year            $   4,055,224





Consolidated Statements of Cash Flows

Years ended December 31                               1999

Cash flows from operating activities:
   Net income                                  $  1,729,160
   Adjustments to reconcile net
    income provided by operating
    activities:
      Depreciation and amortization               3,955,979
      Equity in (income) loss of
       unconsolidated affiliate . . . . . .           2,181
      (Gains) losses on sale of property
         and equipment                               22,299
      Deferred taxes                                234,461
      Changes in operating assets and
       liabilities:
        (Increase) decrease in accounts
          receivable                             (2,254,436)
        (Increase) in inventories                  (516,097)
        (Increase) decrease in other assets      (1,682,801)
        Increase in accounts payable  . . .       1,186,263
        Increase (decrease) in accrued
         expenses                                   130,183
        Increase (decrease) in customer
         advances                                   653,658
        Increase (decrease) in other
         liabilities                                (25,661)

            Net cash provided by operating
            activities                            3,435,189

Cash flows from investing activities:
    Purchases of property, plant and
     equipment                                   (3,894,165)
    Proceeds from sales of property and
     equipment                                      120,815
    Dividend from unconsolidated affiliate           14,476
    Acquisition of subsidiary companies,
     net of cash acquired                           (37,895)

           Net cash (used) by investing
           activities                            (3,796,769)

Cash flows from financing activities:
    Proceeds from short-term borrowings           4,645,727
    Repayments of short-term borrowings.             (1,132)
    Proceeds from borrowings used to
     acquire subsidiaries
    Proceeds from long-term debt                  1,014,186
    Repayments of long-term debt                 (4,354,037)
    Proceeds from exercise of stock options          83,540
    Purchase of treasury shares                    (820,833)
    Payment of dividends                           (934,303)

          Net cash provided (used) by
          financing activities                     (366,852)

Effect of exchange rate changes on cash            (299,844)
Increase (decrease) in cash and cash
 equivalents                                     (1,028,276)

Cash and cash equivalents beginning of year       2,784,284

Cash and cash equivalents end of year. . .    $   1,756,008



Consolidated Statements of Cash Flows

Years ended December 31                               1998

Cash flows from operating activities:
   Net income                                   $  3,609,522
    Adjustments to reconcile net
     income to net cash provided by
     operating activities:
      Depreciation and amortization                3,809,245
      Equity in (income) loss of
       unconsolidated affiliate                       (2,924)
      (Gains) losses on sale of
        property and equipment                           999
      Deferred taxes                              (2,013,714)
      Changes in operating assets
       and liabilities:
        (Increase) decrease in accounts            2,036,197
          receivable
        (Increase) in inventories                   (609,863)
        (Increase) decrease in other
          assets                                      47,134
        Increase in accounts payable                 280,579
        Increase (decrease) in accrued            (2,513,121)
         expenses
        Increase (decrease) in customer
         advances                                 (1,108,010)
        Increase (decrease) in other
         liabilities                                 115,049
            Net cash provided by
            operating activities                   3,651,093

Cash flows from investing activities:
    Purchases of property, plant and
     equipment                                    (3,554,540)
    Proceeds from sales of property and
     equipment                                        18,837
    Dividend from unconsolidated
     affiliate
    Acquisition of subsidiary companies,
     net of cash acquired                         (2,776,230)
           Net cash (used) by investing
           activities                             (6,311,933)

Cash flows from financing activities:
    Proceeds from short-term borrowings            4,095,199
    Repayments of short-term borrowings
    Proceeds from borrowings used to
     acquire subsidiaries                          2,542,373
    Proceeds from long-term debt
    Repayments of long-term debt                  (3,483,296)
    Proceeds from exercise of stock
     options                                          10,196
    Purchase of treasury shares
    Payment of dividends                            (941,954)
           Net cash provided (used) by
           financing activities                    2,222,518

Effect of exchange rate changes on cash              187,703
Increase (decrease) in cash and cash
 equivalents                                        (250,619)

Cash and cash equivalents beginning of             3,034,903
 year

Cash and cash equivalents end of year.          $  2,784,284


      See accompanying notes to the consolidated financial statements.



Consolidated Statements of Shareholders Equity
Years ended December 31, 2000, 1999 and 1999

                                Common Stock             Additional
                        Number of                          Paid-in
                         Shares              Amount        Capital

Balance January 1,      5,589,324           $5,589,324    $11,792,878
 1998
Net income
Translation gain
Exercise of 2,200
 stock options              2,200                2,200          8,505
Issuance of 23,557
 shares for
 acquisition               23,557               23,557        140,115
Cash dividends paid
  ($.18 per share)

Comprehensive income

Balance December 31,
   1998                 5,615,081            5,615,081     11,941,498

Net income
Translation (loss)
Exercise of 19,887
 stock options             19,887               19,887         71,043
Purchase of 141,290
  treasury shares
Cash dividends paid
  ($.18 per share)

Comprehensive income

Balance December 31,
   1999                 5,634,968            5,634,968     12,012,541

Net income
Translation (loss)
Purchase of 10,900
  treasury shares
Cash dividends paid
  ($.18 per share)

Comprehensive income

Balance December 31,
  2000                  5,634,968           $5,634,968    $12,012,541



See accompanying notes to the consolidated financial statements.


Consolidated Statements of Shareholders Equity
Years ended December 31, 2000, 1999 and 1999

                                                Accumulated
                                                    Other
                                                Comprehensive
                                Retained           Income        Comprehensive
                                Earnings           (Loss)           Income
Balance January 1, 1998       $23,130,255          $268,993
Net income                      3,609,522                        $3,609,522
Translation gain                                    386,782         386,782
Exercise of 2,200 stock
  options
Issuance of 23,557 shares
   for acquisition
Cash dividends paid
  ($.18 per share)               (941,954)
Comprehensive income                                             $3,996,304

Balance December 31,
   1998                        25,797,823           655,775

Net income                      1,729,160                        $1,729,160
Translation (loss)                                 (670,271)       (670,271)
Exercise of 19,887 stock
  options
Purchase of 141,290
  treasury shares
Cash dividends paid
  ($.18 per share)               (934,303)

Comprehensive income                                            $ 1,058,889

Balance December 31,
   1999                        26,592,680           (14,496)

Net income                      2,935,786                       $ 2,935,786
Translation (loss)                                 (540,825)       (540,825)
Purchase of 10,900
  treasury shares
Cash dividends paid
  ($.18 per share)               (922,053)
Comprehensive income                                            $ 2,394,961

Balance December 31, 2000     $28,606,413       $  (555,321)


  See accompanying notes to the consolidated financial statements.



Consolidated Statements of Shareholders Equity
Years ended December 31, 2000, 1999 and 1999

                                                     Total
                                  Treasury        Shareholders
                                    Stock            Equity
Balance January 1, 1998          $(381,937)      $40,399,513
Net income                                         3,609,522
Translation gain                                     386,782
Exercise of 2,200 stock
  options                                             10,705
Issuance of 23,557 shares
   for acquisition                                   163,672
Cash dividends paid
  ($.18 per share)                                  (941,954)
Comprehensive income

Balance December 31,
   1998                           (381,937)       43,628,240
Net income                                         1,729,160
Translation (loss)                                  (670,271)
Exercise of 19,887 stock
  options                                             90,930
Purchase of 141,290
  treasury shares                 (820,833)         (820,833)
Cash dividends paid
  ($.18 per share)                                  (934,303)
Comprehensive income

Balance December 31,
   1999                         (1,202,770)       43,022,923

Net income                                         2,935,786
Translation (loss)                                  (540,825)
Purchase of 10,900
  treasury shares                  (62,308)          (62,308)
Cash dividends paid
  ($.18 per share)                                  (922,053)
Comprehensive income

Balance December 31, 2000      $(1,265,078)      $44,433,523

See accompanying notes to the consolidated financial statements.




                     Notes to Consolidated Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Selas Corporation of America is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in Dresher, Pennsylvania with subsidiaries in Minnesota, Ohio, California, England, France, Germany, Italy, Japan, Portugal and Singapore, operates directly or through subsidiaries in three business segments.

Under the SelasTM name, the Heat Technology segment designs and manufactures specialized industrial heat technology systems and equipment for steel, glass and other manufacturers worldwide. The Companys Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. The Companys Tire Holders, Lifts and Related Products segment manufactures products, primarily based on cable winch designs, for use as original equipment by the pick-up truck and minivan segment of the automotive industry.

Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Cash equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories: Inventories, other than inventoried costs relating to long-term contracts, are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first in, first out method. Inventoried costs relating to long-term contracts are stated at the production and engineering cost, including overhead as well as actual costs incurred from sub-contractors, which are not in excess of estimated realizable value.

Revenue Recognition: As long-term contracts progress, the Company records sales and cost of sales based on the percentage-of-completion method, whereby the sales value is determined by multiplying the total contract amount by the percent of costs incurred to estimated total costs. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. General and administrative costs are expensed as incurred. The Company provides currently for anticipated and known contract losses. Guarantee obligations and estimated future contract costs of services on large custom-engineered contracts are based on past experience of similar projects. Due to the nature of large custom-engineered contracts, the guarantee obligations and estimated future costs will vary significantly from contract to contract. Revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of final cost. Sales of manufactured products not sold under long-term contracts are recorded upon shipment to the customer. License fees under agreements not requiring substantial services are recognized at time of effectiveness of the license agreement.

Property, Plant and Equipment: Property, plant and equipment are carried at cost.Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 50 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

Excess of Cost Over Net Assets of Acquired Subsidiaries: Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized on a straight-line basis over the expected periods to be benefited, which currently is between fifteen and forty years.

Patents and other intangible assets are valued at the lower of amortized cost or fair market value and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 5 to 20 years. Costs related to start-up activities and organization costs are expensed as incurred.

The Company assesses the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future cash flows of the business for which the intangible assets arose. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Companys average cost of funds or fair value of the asset, where appropriate. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivative Financial Instruments: The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and foreign currency risks. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense. The gains and losses on foreign currency exchange contracts are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items.

Employee Benefit Obligations: The Company provides health care insurance for certain domestic retirees and employees. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefit.

Deferred pension costs are actuarially determined and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 15 years.

Research and Development Costs: Research and development costs, including supporting services, amounted to $1,182,000 in 2000, $1,260,000 in 1999 and $1,606,000 in 1998. Such costs are charged to expense when incurred.

Earnings Per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflects the potential dilution of securities that could share in the earnings.

Reclassifications: Certain prior year balances have been reclassified to be consistent with the current year presentation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Comprehensive Income: Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Shareholders Equity.

Segment Disclosures: The Companys reporting segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The segment disclosure is consistent with the management decision making process that determines the allocation of resources to a segment and the measuring of their performance.

2.  ACQUISITIONS

On January 12, 2000, the Company acquired the stock of Ermat S.A., a French furnace manufacturer. Ermat produces furnaces for heat treating both ferrous and non-ferrous metals. The purchase price was 11.5 million French francs (FF) or approximately $1.8 million. The total purchase price was funded by additional bank borrowings. This borrowing carries interest at a variable rate which is 5.54% at December 31, 2000. The acquisition was accounted for as a purchase and the excess of the fair value of the assets (goodwill) will be amortized on a straight-line basis over 20 years. The pro forma results of operations as if the acquisition of Ermat S.A. had occurred in the beginning of 2000 have not been presented as the impact is not material.

On June 6, 2000, the Company acquired the remaining 50% equity interest in Nippon Selas, a Japanese sales and engineering firm previously accounted for on the equity method. The purchase price was $50,000 and the acquisition was accounted for as a purchase.

In January, 2001, the Company acquired the stock of Lectret, a Singapore manufacturer of microphone capsules. The purchase price was approximately $1.1 million with provision for contingent consideration that could increase the total purchase price to approximately $1.7 million. The purchase price was funded by additional bank borrowings and notes payable to previous shareholders. The acquisition was accounted for as a purchase. In October, 1998, the Company acquired a product manufacturing line from Lectret which was newly formed as RTI Technologies PTE LTD.

3.  STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

                                                Years ended December 31
                                         2000            1999            1998

Interest received                    $   81,298      $   77,732      $  156,968
Interest paid                        $1,026,710      $  975,572      $1,078,324
Income taxes paid                    $1,488,805      $1,235,279      $2,011,520

During 1998, the Company issued 23,557 shares of the Company's stock with a value of $163,672 as additional consideration related to the 1997 acquisition of the Rodan Division of Ketema, Inc. The number of shares was tied to the operations earnings for the twelve months ended February 28, 1998.

4. BUSINESS SEGMENT INFORMATION


The Company has three operating segments. The Company is engaged in providing engineered heat technology equipment and services to industries throughout the world, the manufacture of precision miniature medical and electronic products and the manufacture of spare tire holders and lifts for manufacturers of original equipment for light trucks and vans. The results of operations and assets of these segments for the years ended December 31, 2000, 1999 and 1998 are prepared on the same basis as the consolidated financial statements. The accounting policies for each segment are described in the Companys summary of significant accounting policies. See note 1 for further information. Interest expense has been allocated to the segments based on the specific loan balance outstanding during the year. The corporate component of operating income represents corporate, general and administrative expenses.






For the year ended
December 31, 2000                            Segments
                                                    Tire Holders,
                                                     Lifts and
                                          Heat        Related
                                     Technology      Products

Sales, net                            $59,091,593    $17,746,068
Operating costs and expenses           58,071,852     15,585,833
General corporate expenses, net
Operating income                        1,019,741      2,160,235

Interest expense                          690,560
Interest expense corporate
Interest income                           (44,701)
Losses of affiliate                         9,341
Other (income) expense, net              (295,681)        (9,611)

Income before income taxes                660,222      2,169,846
  (benefits)
Income taxes                              262,571        801,342
Income taxes (benefits) general
 corporate expenses, net
Net income                            $   397,651    $ 1,368,504

Depreciation and amortization.  .     $   759,216    $   210,548

Property, plant and equipment
 additions                            $   349,698    $   244,486

Total assets . . . . . . . . . . .    $50,043,698    $ 6,160,277




For the year ended
December 31, 2000                                Segments
                                   Precision
                                   Miniature
                                  Medical and
                                     Electronic
                                    Products            Total

Sales, net                          $39,449,684      $116,287,345
Operating costs and expenses         36,095,427       109,753,112
General corporate expenses, net                           980,580

Operating income                      3,354,257         5,553,653

Interest expense                        307,080            97,640
Interest expense corporate                                151,421
Interest income                         (24,563)          (69,264)
Losses of affiliate                                         9,341
Other (income) expense, net               6,643          (298,649)

Income before income taxes
 (benefits)                           3,065,097         4,763,164
Income taxes                          1,216,265         2,280,178
Income taxes (benefits) general
  corporate  expenses, net                               (452,800)

Net income                          $ 1,848,832      $  2,935,786

Depreciation and amortization       $ 3,013,741      $  3,983,505

Property, plant and equipment
  additions                         $ 3,092,362      $  3,686,546

Total assets                        $40,127,165      $ 96,331,140



For the year ended
December 31, 1999                              Segments

                                                     Tire Holders
                                                       Lifts and
                                        Heat            Related
                                     Technology        Products

Sales, net                            $48,933,698    $18,527,089
Operating costs and expenses           48,413,387     16,405,974
General corporate expenses, net

Operating income                          520,311      2,121,115

Interest expense                          577,172
Interest expense corporate
Interest income                           (44,336)
Losses of affiliate                         2,181

Other (income) expense, net               296,340         (1,575)
Income (loss) before income taxes
  (benefits)                             (311,046)     2,122,690
Income taxes (benefits)                   (15,174)       774,212
Income taxes (benefits) general
 corporate expenses, net

Net income (loss)                     $  (295,872)   $ 1,348,478

Depreciation and amortization         $   708,731    $   210,848

Property, plant and equipment         $   820,601    $   147,614
 additions

Total assets                          $41,684,756    $ 6,291,998



For the year ended
December 31, 1999                            Segments
                                     Precision
                                     Miniature
                                    Medical and
                                      Electronic
                                       Products           Total

Sales, net                          $35,292,272       $102,753,059
Operating costs and expenses         32,900,251         97,719,612
General corporate expenses, net                            956,459

Operating income                      2,392,021          4,076,988

Interest expense                        419,813            996,985
Interest expense corporate                                  65,836
Interest income                         (33,563)           (77,899)
Losses of affiliate                                          2,181

Other (income) expense, net             102,885            397,650
Income (loss) before income
  taxes (benefits)                    1,902,886          2,692,235
Income taxes (benefits)                 612,955          1,371,993
Income taxes (benefits) general
 corporate expenses, net                                  (408,918)

Net income                          $ 1,289,931       $  1,729,160

Deprecation and amortization        $ 3,036,400       $  3,955,979

Property, plant and equipment       $ 2,925,950       $  3,894,165
  additions

Total assets                        $37,072,946       $ 85,049,700



For the year ended
December 31, 1998                                Segments

                                                        Tire Holders,
                                                          Lifts and
                                         Heat             Related
                                      Technology          Products

Sales, net                            $46,404,713        $16,155,730
Operating costs and expenses           45,001,082         14,782,644
General corporate expenses, net

Operating income                        1,403,631          1,373,086

Interest expense                          563,936                313
Interest expense corporate
Interest income                          (122,948)
(Earnings) of affiliate                    (2,924)
Other (income) expense, net               (69,325)           (27,409)

Income before income taxes (benefits)   1,034,892          1,400,182
Income taxes (benefits)                  (790,629)           523,799
Income taxes (benefits) general
 corporate expenses, net

Net income                            $ 1,825,521        $   876,383

Depreciation and amortization         $   636,323        $   221,320

Property, plant and equipment         $   298,274        $   157,928
 additions

Total assets                          $43,949,158        $ 6,481,758



For the year ended
December 31, 1998                              Segments
                                     Precision
                                      Miniature
                                     Medical and
                                       Electronic
                                       Products             Total

Sales, net . . . . . . . . . . . .    $36,994,111          $99,554,554
Operating costs and expenses . . .     33,858,895           93,642,621
General corporate expenses, net .                            1,053,536

Operating income . . . . . . . . .      3,135,216            4,858,397

Interest expense  . . . . . . . .         510,599            1,074,848
Interest expense corporate  . . .                               64,426
Interest income  . . . . . . . . .        (22,099)            (145,047)
(Earnings) of affiliate  . . . . .                              (2,924)
Other (income) expense, net  . . .         13,981              (82,753)

Income before income taxes (benefits)   2,632,735            3,949,847

Income taxes (benefits) . . . . .       1,054,340              787,510
Income taxes (benefits) general
 corporate expenses, net  . . . .                             (447,185)

Net income  . . . . . . . . . . .     $ 1,578,395          $ 3,609,522

Depreciation and amortization . .     $ 2,951,602          $ 3,809,245

Property, plant and equipment
additions                             $ 3,098,338          $ 3,554,540

Total assets . . . . . . . . . . .    $37,192,072          $87,622,988


The geographical distribution of identifiable assets and net sales to geographical areas for the years ended December 31, 2000, 1999 and 1998 are set forth below:

Identifiable Assets
                                    2000           1999           1998

United States . . . . . . .    $ 59,822,183   $ 54,083,677   $ 58,806,813
France . . . . . . . . . .       36,576,620     30,588,181     31,066,873
Other . . . . . . . . . . .       6,868,277      5,880,803      2,815,754
Eliminations . . . . . . .       (6,935,940)    (5,502,961)    (5,066,452)

Consolidated . . . . . . .     $ 96,331,140   $ 85,049,700   $ 87,622,988


Net Sales to Geographical
Areas

United States  . . . . . .     $ 55,145,248   $ 47,338,457   $ 46,037,182
Italy . . . . . . . . . . .      11,062,316      3,577,381      1,249,900
France . . . . . . . . . .        9,780,746      9,830,126      9,911,425
Germany . . . . . . . . . .      13,731,264     14,787,167      8,660,921
All other countries . . . .      26,567,771     27,219,928     33,695,126

Consolidated  . . . . . . .    $116,287,345   $102,753,059   $ 99,554,554


Due to the nature of the Companys heat technology products, one contract may account for a large percentage of sales in a particular period; however, the Company is not dependent on any one heat technology customer on an ongoing basis.

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to the United Kingdom, Holland and South America.

Consolidated net sales in 2000 do not result from sales to any one individual customer in excess of 10% of total sales. Approximately $25,930,000 of consolidated net sales were attributable to customers in the steel industry.

Consolidated net sales in 1999 include approximately $11,211,000 or 10.9% from a contract with one customer executed by the Companys heat technology group. Approximately $22,412,000 of consolidated net sales were attributable to customers in the steel industry.

Consolidated net sales in 1998 do not result from sales to any one individual customer in excess of 10% of total sales. Consolidated net sales in 1998 include approximately $21,176,000 attributable to customers in the steel industry.




5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Companys financial instruments at December 31, 2000 and 1999. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                2000
                                     Carrying           Fair
                                      Amount           Value

Financial assets
  Cash, including cash
   equivalents. . . . .            $  4,055,224     $  4,055,224
  Accounts and notes
   receivables. . . . .              38,173,397       38,173,397
Financial liabilities
   Notes payable . . . . . . .        9,153,626        9,153,626
   Trade accounts payables . .       21,447,745       21,447,745
Customers advance payments
     on contracts                     3,783,421        3,783,421
   Other accrued liabilities .        6,327,403        6,327,403
   Long-term debt . . . . . .         3,211,706        3,139,761

                                               1999
                                    Carrying            Fair
                                     Amount            Value

Financial assets
  Cash, including cash
   equivalents. . . . .            $ 1,756,008       $ 1,756,008
  Accounts and notes                28,795,466        28,795,466
   receivables. . . . .
Financial liabilities
  Notes payable . . . . . . . .      9,417,666         9,417,666
  Trade accounts payables . . .     13,191,213        13,191,213
Customers advance payments
   on contracts . . . . . . . .      1,221,946         1,221,946
  Other accrued liabilities . .      6,247,938         6,247,938
  Long-term debt . . . . . . . .     5,654,132         5,612,851


The carrying amounts shown in the table are included in the statement of financial position under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, including cash equivalents, short-term accounts and notes receivables, other current assets, notes payable to banks, trade accounts payables, and other accrued expenses: The carrying amounts approximate fair value because of the short maturity of those instruments.

Long-term debt: The fair value of the Companys long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Companys bankers.

See note 9 regarding the fair value of derivative financial instruments.

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.




6.  INVENTORIES

Inventories consist of the following:
                                                     Finished
                        Raw          Work-in        products and
December 31          materials       process        components       Total

2000
Domestic   . . .     $3,282,829     $2,461,074       $4,444,169   $10,188,072
Foreign      . .        455,365      2,753,464          411,735     3,620,564

    Total      .     $3,738,194     $5,214,538       $4,855,904   $13,808,636

1999
Domestic   . . .     $2,516,829     $2,501,805       $3,904,974   $ 8,923,608
Foreign      . .        341,367      3,018,902          485,741     3,846,010

    Total      .     $2,858,196     $5,520,707       $4,390,715   $12,769,618



7.  LONG-TERM CONTRACTS AND RECEIVABLES

Accounts and notes receivable at December 31, 2000 and 1999 include the following elements from long-term contracts:
                                          2000           1999

Amounts billed                      $ 5,436,438    $ 5,093,792
Retainage, due upon completion          375,881        788,155
Unbilled receivables                 10,453,691      6,043,273

    Total                           $16,266,010    $11,925,220

The balances billed but not paid by customers, pursuant to retainage provisions included in long-term contracts, will be due upon completion of the contracts and acceptance by the customer. The retainage balances at December 31, 2000 are anticipated to be collected in 2001.

The unbilled receivables are comprised principally of amounts of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to the customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms the unbilled receivables at December 31, 2000 will be billed in 2001.

Inventories include $94,850 relating to long-term sales contracts at December 31, 2000. No costs relating to long-term contracts were included in inventory at December 31, 1999.

At December 31, 2000 and 1999, the Company had $1,457,509 and $1,947,307,
respectively, of trade accounts receivable due from major U.S. automotive manufacturers. At December 31, 2000 and 1999, the Company had $5,315,136 and $3,577,992, respectively, of trade accounts receivable due from hearing aid manufacturers. The Company also had $14,419,742 and $9,006,413 at December 31, 2000 and 1999, respectively, in currently billed and unbilled receivables from long-term contracts for customers in the steel industry in North America and Europe.




8.  NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable at December 31, 2000 and 1999 are summarized below:

                                               2000         1999

Notes payable:
   Short term borrowings, European         $ 3,771,626  $ 5,424,666
    banks
   Short-term borrowings, domestic
    banks  . . . . . . . . . .               5,382,000    3,993,000

    Total notes payable  . . . . . . .     $ 9,153,626  $ 9,417,666

Consolidated European subsidiaries have working capital credit arrangements with European banks aggregating $23,243,000. Of this amount, $6,427,000 may be used to borrow funds for working capital or guarantee customer advance payments on contracts. The remaining $16,816,000 may be used only for guaranteeing customer advance payments, of which $13,390,000 was utilized at December 31, 2000 at interest rates ranging from .6% to .75%. At December 31, 2000 the Companys European subsidiaries had borrowings of $3,772,000, which bear interest at annual rates ranging from 5.5% to 9.5%. These credit arrangements have no expiration dates and are guaranteed by the Company.

The maximum amounts of short-term borrowings and bank guarantees at any month end were $20,503,000 in 2000, $12,141,000 in 1999, and $7,447,000 in 1998. The
average short-term borrowings and bank guarantees outstanding during 2000, 1999 and 1998 amounted to $16,060,452, $7,281,000 and $4,865,000, respectively. The average short-term interest rates in 2000, 1999 and 1998 for outstanding borrowings were 7%, 5.5% and 6%, respectively.

The Company and its domestic subsidiaries, entered into revolving credit loan facilities under which borrowings or letters of credit aggregating $6,000,000 could be outstanding at any one time. Borrowings of $5,382,000 as of December 31, 2000 under the facility bear interest at a rate of 1.5% above LIBOR (8.0613% at December 31, 2000) and a commitment fee of .1875% per annum is payable on the unborrowed portion of the line. The credit facility expires in January, 2001.

On January 19, 2001, the domestic revolving credit loan of $6,000,000 was amended to provide for a new term loan facility in the amount of $2,000,000, a new Singapore dollar denominated term loan in the amount of $979,200 (SD1,700,000) and a revolving credit facility of $4,500,000. The borrowings will bear interest at LIBOR plus 1.5% payable monthly. The borrowings from this facility will be used for domestic working capital and acquisitions.

The maximum amounts of short-term borrowings at any month end 2000 were $5,382,000. The average short-term borrowings outstanding during 2000 were $4,562,000. The average short-term interest rate in 2000 was 7.7%.

Long-Term Debt

Long-term debt at December 31, 2000 and 1999 is summarized below:

                                             2000                1999

Long-term debt:
    Term loans, domestic banks . . . .   $   816,667         $ 1,943,600
    Term loans, European banks. . . .      3,366,743           2,817,114
    Mortgage notes . . . . . . . . . .       772,500             862,500
    Other borrowings . . . . . . . . .        11,291              30,918

                                           4,967,201           5,654,132
Less:  current maturities  . . . . . .     1,755,495           1,958,951

                                         $ 3,211,706         $ 3,695,181


The terms of the domestic loan agreement require monthly principal payments of approximately $58,000 through February, 2002. Additional payments of principal are required depending upon the annual earnings of the Companys domestic operations and as a result of this requirement, the Company will have an additional principal payment of approximately $433,000 in 2001. At December 31, 2000, the borrowings under the credit agreement bore interest, payable monthly, at an interest rate of 1.5% above LIBOR (8.0613% at December 31, 2000).
The credit agreement is subject to a prepayment penalty of 3%, to the extent the loan is paid off with additional borrowings.

The domestic loan and the revolving credit loan facilities are secured by the Companys domestic assets, and the Companys domestic subsidiaries stock. The agreements contain restrictive covenants regarding the payment of cash dividends, maintenance of working capital, net worth, and shareholders equity, along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $26.6 million through December 31, 2000 consisting of shareholders' equity, plus subordinated debt, less intangible assets increased annually by 60% of net income and 60% of the aggregate amount of contributions to capital. At December 31, 2000, the Company exceeded the amount required to satisfy the covenant in the credit facility by $2 million.

The Companys French subsidiary, Selas S.A., financed its premises outside of Paris with bank borrowings maturing August 31, 2006 with required quarterly installments of principal of $43,101 (FF 300,000). The loan carries interest payable quarterly at the Euro Interbank Offered Rate (EURIBOR) plus .7% (5.449% at December 31, 2000). The loan balances as of December 31, 2000 and 1999 were $948,221 (FF 6,600,000) and $1,200,998 (FF 7,800,000), respectively. This loan can be prepaid, subject to a premium of 3% of the amount prepaid. The debt is secured by the land and building of Selas S.A.

The mortgage notes are payable monthly at $7,500 per month and carries a variable interest rate of LIBOR plus 1.25%. At December 31, 2000 the principal balance was $772,500 and the interest rate was 7.8113%. The aggregate maturities of long-term debt for the five years ending December 31, 2005 and thereafter are as follows:

Years ending December 31              Aggregate Maturity

        2001  . . . . . . . . . . .    $ 1,755,495
        2002  . . . . . . . . . . .      1,146,655
        2003  . . . . . . . . . .          707,235
        2004  . . . . . . . . . .        1,010,883
        2005  . . . . . . . . .            258,664
        2006 and thereafter   . .           88,269

                                       $ 4,967,201

9.  DERIVATIVE FINANCIAL INSTRUMENTS


Interest rate swap agreements are used to reduce the potential impact of increasesin interest rates on floating rate long-term debt. At December 31, 2000, the Company's French subsidiary was a party to one interest rate swap agreement. The interest rate swap agreement is with major European financial institutions and has a total notional amount of $1.2 million at December 31, 2000. The notional amount will decrease consistent with the terms of the related long-term debt agreement. The swap agreement requires fixed interest payments based on an effective rate of 8.55% for the remaining term through May, 2006. The subsidiary continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties. Additional interest incurred during 2000, 1999 and 1998 in connection with the swap agreement amounted to $47,648, $69,293 and $81,512, respectively.

The fair value of the interest rate swap agreement was $1.1 million at December 31, 2000. The fair value of this financial instrument (used for hedging purposes) represents the aggregate replacement cost based on financial institution quotes. The Company is exposed to market risks from changes in interest rates and fluctuations in foreign exchange rates.



10.  OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 2000 and 1999 are as follows:

                                                2000          1999

Salaries, wages and commissions  . . . . .    $2,184,174    $ 2,025,608
Taxes, including payroll withholdings and
  VAT, excluding income taxes                  1,197,886      1,722,761
Accrued pension costs  . . . . . .               964,958        829,238
Accrued professional fees   . . . . . . .        367,236        436,015
Accrued insurance  . . . . . . . . . . . .       524,802        324,943
Other  . . . . . . . . . . . . . . . . . .     1,088,347        909,373

                                              $6,327,403    $ 6,247,938
11.  DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

                                    Years ended December 31
                             2000              1999            1998

Current
    Federal   . . . .    $1,596,045       $  501,519         $ 1,296,209
    State       . . .       322,603            7,194             246,035
    Foreign   . . . .       236,463          219,901             811,795

                          2,155,111          728,614           2,354,039
Deferred
    Federal   . . . .       (67,999)         496,490            (476,590)
    State       . . .        (5,942)         125,358            (220,237)
    Foreign     . . .      (253,792)        (387,387)         (1,316,887)

                           (327,733)         234,461          (2,013,714)

Income taxes  . . . .    $1,827,378       $  963,075         $   340,325

Income (loss) before
income taxes is as
follows:
    Foreign   . . . .    $   60,646       $ (194,731)        $  (758,980)
    Domestic  . . . .     4,702,518        2,886,966           4,708,827

                         $4,763,164       $2,692,235         $ 3,949,847





The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

                                                Years ended December 31
                                              2000          1999        1998

Tax provision at statutory rate               34.0%         34.0%       34.0%
Net foreign operating loss carryforwards       1.2           2.6        (1.3)
Effect of foreign tax rates                    (.9)         (6.4)       (5.0)
Change in domestic valuation allowance                                 (19.2)
Goodwill amortization                          1.9           5.2         3.2
State taxes net of federal benefit             4.4           3.2          .4
Tax benefits related to export sales          (2.8)         (5.0)       (3.6)
Other                                          0.6           2.2         0.1

Domestic and foreign income tax rate          38.4%         35.8%        8.6%


  The significant components of deferred income taxes (benefits) for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                Years ended December 31
                                            2000          1999         1998

Deferred income tax (benefit)            $ (156,747)  $  610,893    $(1,894,475)
(Decrease) in beginning-of-the year
  balance of the valuation allowance
  for deferred tax assets                   (69,146)    (155,255)       (76,664)
Currency translation adjustment            (101,840)    (221,177)       (42,575)

                                         $ (327,733)   $ 234,461    $(2,013,714)



The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                             2000        1999
Deferred tax assets:
  Postretirement benefit obligations . . . .            $1,303,865  $1,339,778
  Net operating loss carryforwards   . . . . . . . .     3,171,875   2,648,520
  State income taxes  . . . . . . . . . . . . . . .        356,371     353,014
  Guarantee obligations and estimated future costs
   of service accruals                                     249,845     504,872
  Employee pension plan obligations . . . . . . . .        328,086     325,337
  Compensated absences, principally due to accrual
    for financial reporting purposes
     reporting purposes . . . . . . .                      262,405     270,787
  Other  . . . .  . . . . . . . . . . . . . . . . .        406,670     527,022
       Total gross deferred tax assets  . . . . . .      6,079,117   5,969,330
       Less:  valuation allowance  . . . . . . . . .     1,395,761   1,464,907
       Net deferred tax assets   . . . . . . . . . .     4,683,356   4,504,423
Deferred tax liabilities:
  Plant and equipment, principally due to
   differences in depreciation
   and capitalized interest   . . . . . . . . . . .      1,271,670   1,338,333
  Other  . . . . . . . . . . . . . . . . . . . . . .       148,606     175,604
       Total gross deferred tax liabilities  . . . .     1,420,276   1,513,937
       Net deferred tax assets   . . . . . . . . . .    $3,263,080  $2,990,486


Domestic and foreign deferred taxes are comprised as follows:

December 31, 2000             Federal      State       Foreign          Total

Current deferred asset   .   $1,131,409  $   7,050    $1,672,760     $2,811,219
Non-current deferred
asset                            89,874    271,679        90,308        451,861

Net deferred tax asset  .    $1,221,283  $ 278,729    $1,763,068     $3,263,080



December 31, 1999              Federal       State        Foreign       Total

Current deferred asset
 (liability)  . . . . .       $  983,825   $  (8,535)   $1,452,953   $2,428,243
Non-current deferred asset       117,641     283,343       161,259      562,243

Net deferred tax asset  .     $1,101,466   $ 274,808    $1,614,212   $2,990,486

At December 31, 2000, the Company had $516,891 of income tax receivable included in accounts and notes receivable.

The valuation allowance for deferred tax assets as of January 1, 2000 was $1,464,907. The net change in the total valuation allowance for the year ended December 31, 2000 was a decrease of $69,146. The remaining valuation allowance of $1,395,761 is maintained against deferred tax assets which the Company has determined are not more than likely to be realized. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets will be reported in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2000.

At December 31, 2000 the Company has net operating loss carryforwards for foreignincome tax purposes of $8,198,917 of which $183,780 expire in 2001, $370,302 expire in 2002, $1,557,322 expire in 2003, $871,806 expire in 2004,
$1,470,773 expire in 2005 and $3,744,934 have no expiration date and are available to offset future foreign taxable income. The Company has recognized a valuation allowance for certain net operating loss carryforwards at foreign operations where utilizationwill not be realized.

No provision has been made for United States income tax which may be payable on undistributed income of the Companys foreign subsidiaries since it is the Companys intention to reinvest the unremitted earnings. Furthermore, based on current federal income tax laws, the federal income tax on future dividends will be offset by foreign tax credits in certain instances. At December 31, 2000 the Company has not recognized a deferred tax liability of approximately $1,640,000 on undistributed retained earnings of such subsidiaries of $4,822,000.

12. EMPLOYEE BENEFIT PLANS


The Company has two defined benefit pension plans. One covers salaried employees and the other plan covers union employees. The following table sets forth the plans funded status and amounts recognized in the Companys statements of financial position at December 31, 2000 and 1999:

                                                             December 31

                                                        2000            1999

Change in Projected Benefit Obligation
Projected benefit obligation at January 1 . . . .  $   4,996,028    $ 5,298,307
Service cost (excluding administrative expenses)         188,700        205,780
Interest cost   . . . . . . . . . . . . . . . . .        347,668        330,527
Actuarial (gain)    . . . . . . . . . . . . . . .        (19,148)      (492,895)
Benefits paid  . . . . . . . . . . . . . . . . . .      (327,376)      (345,691)
Projected benefit obligation at December 31 . . .      5,185,872      4,996,028

Change in Fair Value of Plan Assets
Fair value of plan assets at January 1 . . . . . .     5,450,575      4,864,437
Actual return on plan assets  . . . . . . . . . .        262,929        917,772
Employer contributions  . . . . . . . . . . . . .                        40,000
Expenses . . . . . . . . . . . . . . . . . . . . .       (41,000)       (25,942)
Benefits paid   . . . . . . . . . . . . . . . .         (327,376)      (345,692)

Fair value of plan assets at December 31  . . . .      5,345,128      5,450,575

Funded status   . . . . . . . . . . . . . . . . .        159,256        454,547
Unrecognized net actuarial (gain) . . . . . . . .     (1,127,997)    (1,344,839)
Unrecognized net obligation   . . . . . . . . . .                        55,124
Unrecognized prior service cost   . . . . . . . .          3,783          5,930

(Accrued) pension cost at December 31. . . . . . . $    (964,958)   $  (829,238)



Net periodic pension cost for these plans for the years 2000, 1999 and 1998 included the following components:

                                                  Years ended December 31
                                           2000             1999         1998

Service cost - benefits earned during
  the period  . . . . . . . . . . . .  $  217,458      $  240,928    $  220,141
Interest cost on projected benefit        347,668         330,527       327,160
  obligation  . . . .
Expected return on assets  . . . . .     (421,230)       (376,931)     (323,648)
Amortization of net obligation  . . .      55,124          55,121        55,121
Amortization of prior service cost  .       2,146          10,427        10,427
Recognized net actuarial (gain)   . .     (65,446)         (2,628)

Net periodic pension cost  . . . . .   $  135,720      $  257,444    $  289,201


The discount rate used to determine the projected benefit obligation for both the salaried and union plans was 7.25% for 2000 and 1999 and 6.5% for 1998.

The projected benefit obligation was determined by using an assumed rate of increase in compensation levels of 5% for 2000, 1999 and 1998 for the salaried plan. The expected long-term rate of return on assets for both plans was 8%.

The Companys French subsidiaries, Selas (SAS) and CFR, are obligated to contribute to an employee profit sharing plan under which annual contributions are determined on the basis of a prescribed formula using capitalization, salaries and certain revenues. There was no contribution to profit sharing in 2000 or 1998, however,1999 had expense of $110,337.

The Company has defined contribution plans for most of its domestic employees not covered by collective bargaining agreements. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2000, 1999 and 1998 was $328,452, $383,015 and $377,447, respectively.

The Company provides postretirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999 a plan amendment was instituted which limits the liability for postretirement benefits beginning January 1, 2000. This plan amendment resulted in a $1.1 million unrecognized prior service cost reduction which will be recognized as employees render the services necessary to earn the postretirement benefit. The Companys policy is to pay the cost of these postretirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.

The following table presents the amounts recognized in the Companys consolidated balance sheet at December 31, 2000 and 1999 for postretirement medical benefits:

Accumulated postretirement medical benefit obligation:
                                                               December 31

                                                         2000            1999

Change in Projected Benefit Obligation
Projected benefit obligation at January 1 . . . .    $ 1,476,501    $ 2,867,101
Service cost (excluding administrative expenses)          33,382         34,920
Interest cost . . . . . . . . . . . . . . . . . .         98,656        170,180
Plan amendment  . . . . . . . . . . . . . . . . .                    (1,135,426)
Actuarial (gain)     . . . . . . . . . . . . . . .       (92,154)      (228,820)
Benefits paid  . . . . . . . . . . . . . . . . . .      (139,300)      (231,454)
Projected benefit obligation at December 31 . . .      1,377,085      1,476,501


Change in Fair Value of Plan Assets
Employer contribution  . . . . . . . . . . . . . .       139,300        231,454
Benefits paid  . . . . . . . . . . . . . . . . . .      (139,300)      (231,454)

Fair value of plan assets at December 31  . . . .              0              0

Funded status    . . . . . . . . . . . . . . . . .     1,377,085      1,476,501
Unrecognized net actuarial gain  . . . . . . . . .       676,156        615,170
Unrecognized prior service cost  . . . . . . . . .     1,059,731      1,135,426

Accrued postretirement benefit cost  . . . . . . .   $ 3,112,972    $ 3,227,097

Accrued postretirement medical benefit costs are classified as other postretirement benefit obligations as of December 31, 2000 and 1999.

Net periodic postretirement medical benefit costs for 2000, 1999 and 1998 include the following components:

                                                 Years ended December 31
                                           2000             1999         1998

Service cost  . . . . . . . . . . . .   $  33,382       $  34,920     $  30,611
Interest cost  . . . . . . . . . . .       98,656         170,180       187,324
Amortization of unrecognized prior        (75,695)
service cost .
Amortization of unrecognized gain  .      (31,168)        (16,979)     ( 14,970)

Net periodic postretirement medical    $   25,175       $ 188,121     $ 202,965
benefit cost .

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2000; the rate was assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement medical benefit obligation as of December 31, 2000 by $4,077 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost for the year ended
December 31, 2000 by $2,018.

The weighted-average discount rate used in determining the accumulated postretirement medical benefit obligation at December 31, 2000 and 1999 was 7.25% and 1998 was 6.5%.

The Company provides retirement related benefits to a former employee, and to certain foreign subsidiary employees in accordance with industry-wide collective labor agreements. The liabilities established for these benefits at December31, 2000 and 1999 were $945,789 and $903,164, respectively, and are classified as other postretirement benefit obligations as of December 31, 2000 and 1999.

13.  CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Companys foreign operations is the currency of the country in which the entity resides; such currencies are the French franc, German mark, Italian lira, British pound, Singapore dollar, Portugal escudo and Japanese yen. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax where appropriate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. Foreign currency transaction gains (losses)included in the statements of operations for 2000, 1999 and 1998 were ($56,378),($296,583) and $175,609, respectively.

14.  COMMON STOCK AND STOCK OPTIONS

Under the Companys 1985 and 1994 Stock Option Plans, options to an aggregate of 900,000 shares of common stock may be granted to certain officers and key employees. In 1998 the Board of Directors established a 1998 Stock Option Plan to issue up to 75,000 shares to certain non-employee Directors, both at no less than 100% of the fair market value at the date of grant. All options are exercisable until the earlier of termination pursuant to the plans or ten years from date of grant.

At December 31, 2000, there were 50,000 additional shares available for grant under the 1998 plan. The per share fair value of stock options granted during 2000 was $1.31 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2000 - expected dividend yield 2.1%; risk free interest rates of 5.21%; expected life of 6 years and expected volatility of the stock over the life of the options which is based on the past 10 years of the stock's activity.

The Company applies APB Opinion No. 25 in accounting for its Plans, and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date of its stock options under SFAS No. 123, the Companys net income would have been reduced to the pro forma amount indicated below:
                                           2000             1999         1998

Net income as reported . . . .       $ 2,935,786      $ 1,729,160   $ 3,609,522
Net income pro forma  . . . . . . .  $ 2,740,476      $ 1,510,137   $ 3,297,704
Basic earnings per share as reported     $.57             $.33          $.69
Basic earnings per share pro forma .     $.54             $.29          $.63


Options of 131,700 were granted in 2000. No options were granted in 1999. 225,000 options were granted in 1998. Pro forma net income reflects options granted in 2000 and 1998. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting periods of 3 to 5 years and compensation cost for options granted prior to January 1, 1998 is not considered.


Stock option activity during the periods indicated is as follows:

                                       Number of         Weighted-average
                                        Shares            Exercise Price

Outstanding at January 1, 1998 . .      383,288                $7.24
   Options granted   . . . . . . .    . 225,000                 9.61
   Options exercised    . . . . . .      (2,200)                4.63
   Options forfeited      . . . . .      (2,200)                6.10

Outstanding at December 31, 1998  .     603,888                $8.14
   Options exercised   . . . . . .      (19,888)                4.20
   Options forfeited . . . . . . .      (13,600)                8.40

Outstanding at December 31, 1999 .      570,400                $8.27
   Options forfeited . . . . . . .      (26,400)                9.35
   Options expired  . . . . . . . .      (3,750)               11.42
   Options granted  . . . . . . . .     131,700                 3.13

Outstanding at December 31, 2000 .      671,950                $7.20


The following summarizes information about the Companys stock options outstanding at December 31, 2000:

                     Options Outstanding

                              Weighted Average
Range of             Number       Remaining
Exercise          Outstanding    Contractual
 Prices           at 12/31/00        Life

$5.35-7.75           227,800       4.30
 9.06-10.50          312,450       4.86
 3.13                131,700

                     Options Exercisable

Weighted-Average     Number
Exercise          Exercisable   Weighted-Average
 Price            at 12/31/00    Exercise Price

$6.35              212,800        $  6.13
 9.52              251,350           9.69
 3.13



15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2000                       First        Second         Third           Fourth
                          Quarter       Quarter        Quarter         Quarter

Net sales  . . . . . .  $30,523,000   $31,996,000    $28,394,000     $25,374,000

Gross Profit  . . . . . $ 7,085,000   $ 6,232,000    $ 5,053,000     $ 5,228,000

Net income   . . . . .  $ 1,201,000   $ 1,019,000    $   402,000     $   314,000

Earnings  per share
  Basic . . . . . . . .        $.23          $.20           $.08            $.06

  Diluted   . . . . . .        $.23          $.20           $.08            $.06


1999                       First        Second         Third           Fourth
                          Quarter       Quarter        Quarter         Quarter


Net sales . . . . . . . $24,053,000   $25,391,000    $26,166,000     $27,143,000

Gross Profit  . . . . . $ 4,521,000   $ 4,963,000    $ 6,001,000     $ 6,036,000

Net income (loss) . . . $  (354,000)  $    32,000    $ 1,142,000     $   910,000

Earnings (loss) per share
  Basic . . . . . . . .       ($.07)         $.01           $.22            $.18

  Diluted . . . . . . .       ($.07)         $.01           $.22            $.18



16.  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                     2000
                                                  Per
                    Income          Shares        Share
                   Numerator      Denominator     Amount

Basic Earnings
   Per Share

Income available
   to common
   shareholders     $2,935,786     5,121,513       $0.57

Effect of Dilutive
    Securities

Stock options                         12,981

Diluted Earnings
  Per Share         $2,935,786     5,134,494       $0.57




                                      1999

                                                  Per
                      Income        Shares       Share
                     Numerator   Denominator     Amount


Basic Earnings
    Per Share

Income available
   to common
   shareholders     $1,729,160    5,196,072      $0.33

Effect of Dilutive
    Securities

Stock options                        12,018

Diluted Earnings
  Per Share         $1,729,160    5,208,090      $0.33




                                 1998

                                                 Per
                   Income        Shares         Share
                 Numerator     Denominator      Amount


 Basic Earnings
    Per Share
 Income available
    to common
    shareholders    $3,609,522    5,233,016       $0.69

 Effect of Dilutive
     Securities

 Stock options                       77,338

 Diluted Earnings
   Per Share        $3,609,522    5,310,354       $0.68


For additional disclosures regarding the stock options, see notes 14.


17.  CONTINGENCIES AND COMMITMENTS

The Company is a defendant along with a number of other parties in approximately 100 lawsuits as of December 31, 2000 (approximately 200 as of December 31, 1999) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 through July 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Companys excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management is of the opinion that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Companys consolidated financial position or results of operations.

  The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Companys consolidated financial position, liquidity, or results of operations.

Total rent expense for 2000, 1999, and 1998 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities,with an initial term of one year or more, aggregated $1,358,000, $1,384,000 and $1,020,000, respectively. Remaining rentals payable under such leases are as follows: 2001 - $1,405,000; 2002 - $1,322,000; 2003 - $1,171,000; 2004 - $ 699,000; 2005 and
thereafter - $1,775,000.

 18.  RELATED-PARTY TRANSACTIONS

 One of the Companys subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total rent expense incurred under the lease was approximately $330,000 for 2000, 1999 and 1998. Annual lease commitments approximate $330,000 through December, 2001.