Form 10-K, Exhibit 13
period 2001-12-31
SELAS CORP OF AMERICA
filed 2002-04-15
CIK 88790

24

Selas Corporation of America                           Exhibit 13
(the Company)is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in Dresher, Pennsylvania with subsidiaries in Minnesota, Ohio, California, France, Germany, Japan, Portugal and Singapore, operates directly or through subsidiaries in three business segments.

Under the SelasTM name, the Heat Technology segment designs and manufactures specialized industrial heat processing systems for the aluminum and glassware industries worldwide, and replacement parts for steel, aluminum, glass and other manufacturers worldwide. The Companys Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components, systems and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. The companys Tire Holders, Lifts and related Products segment segment manufactures products, primarily based on cable winch designs, for use as original equipment by the pick-up truck and minivan segment of the automotive industry.

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Companys primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Companys large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Financial Highlights

Years ended December 31                 2001(a)           2000
Net sales  . . . . . . . . . . .     $ 86,310,000     $ 89,304,000
Income from continuing operations,
  Net of tax . . . . . . . . . .          658,000        3,005,000
(Loss) from discontinued
  operations, net of tax               (5,275,000)         (69,000)
Net income (loss). . . . . . . .       (4,617,000)       2,936,000

Basic earnings (loss) per share:
  Continuing operations . . . .             .13             .59
  Discontinued operations                 (1.03)           (.02)
  Basic income (loss) per share            (.90)            .57

Diluted earnings (loss) per share
  Continuing operations . . . . .           .13             .59
  Discontinued operations . . . .         (1.03)           (.02)
  Diluted income (loss) per share          (.90)            .57


Working capital   . . . . . . .         6,978,000       14,839,000
Total assets  . . . . . . . . .        76,100,000       74,593,000
Total shareholders equity  . .         38,605,000       44,098,000

(a) The Companys large custom-engineered subsidiaries generated approximately $15.6 million and $27.3 million of revenue in 2001 and 2000, respectively, and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. These sales have been reclassified to discontinued operations.



Market and Dividend Information

                       2001                     2000
                  ----------------        -----------------
                      Market                   Market
                    Price Range             Price Range
                  ----------------        -----------------

Quarter            High     Low            High     Low
  First  . . . .  $4.000   $3.100         $6.750   $4.875
  Second . . . .   4.750    3.300          7.625    5.250
  Third  . . . .   4.500    2.850          7.500    4.625
  Fourth . . . .   3.600    2.000          5.937    2.750

At February 7, 2002 the Company had 413 shareholders of record.

                         2001        2000        1999
Dividends per share:
  First Quarter . . .    $.045      $.045       $.045
  Second Quarter. . .    .045        .045        .045
  Third Quarter . . .    .045        .045        .045
  Fourth Quarter. . .    .000        .045        .045


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

   THE COMMON STOCK OF SELAS CORPORATION OF AMERICA IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL SLS.


Selas Corporation of America
Five-Year Summary of Operations
(In thousands, except for share and per share data)

Years ended December 31            2001(a)   2001(b)   1999

Sales, net                     $   86,310  $  89,304 $77,839

Cost of sales                      66,974     68,384  57,640
Selling, general and
  administrative expenses          17,143     15,935  15,857
Interest expense                      515        574     534
Interest income                       (97)       (51)    (45)
Other (income) expense, net           144       (409)    318

Income from continuing
operations
  before income taxes               1,631      4,865   3,541
Income taxes                          973      1,860   1,803

Income from continuing
operations                            658      3,005   1,738
Income (loss) from
discontinued
  operations, net of income
  taxes                             (5,275)       (69)    (9)

 Net income (loss)                  (4,617)    2,936   1,729

Basic earnings (loss) per
share:
Continuing operations                 .13        .59     .33
Discontinued operations             (1.03)      .(02)
Net income (loss)                    (.90)       .57     .33

Diluted earnings (loss) per
share:
Continuing operations                 .13        .59     .33
Discontinued operations             (1.03)      .(02)
Net income (loss)                    (.90)       .57     .33

Comprehensive income (loss)         (4,802)    1,746   1,672

Weighted average number of
  Shares outstanding during
year

Basic                          5,119,214   5,121,513 5,196,072

Diluted                        5,134,084   5,134,494 5,208,090






 Selas Corporation of America
 Five-Year Summary of Operations
 (In thousands, except for share and per share data)

Years ended December 31              1998(c)    1997(d)

Sales, net . . . . . . . . . .  $    81,488 $    71,912
..

Cost of sales  . . . . . . . .       59,455      52,470
..
Selling, general and
  administrative expenses  . . .     14,559      13,380
Interest expense . . . . . . . .        634         660
Interest income    . . . . . . .        (73)        (63)
Other (income) expense, net  . .        (47)       (502)

Income from continuing
operations                            6,960        5,967
  before income taxes  . . . .
..
Income taxes . . . . . . . . . .      1,680        1,777

Income from continuing                5.280        4,190
operations
Income (loss) from discontinued
  operations, net of income          (1,670)         197
taxes

Net income (loss) . . . . . . .       3,610        4,387

Basic earnings (loss) per share:
Continuing operations . . . . .        1.01          .80
Discontinued operations . . . .        (.32)         .04
Net income (loss). . . . . . .          .69          .84

Diluted earnings (loss) per
share:
Continuing operations  . . . .         1.00          .78
..
Discontinued operations. . . .         (.32)         .04
..
Net income (loss)                       .68          .82

Comprehensive income (loss) .         3,665        4,802

Weighted average number of
  shares outstanding during year

Basic . . . . . . . . . . . .     5,233,016    5,213,124
..

Diluted . . . . . . . . . . . .   5,310,354    5,354,978
..




Other Financial Highlights
(In thousands, except for share and per share data)

Years  ended December 31     2001(a)      2000(b)      1999

Working capital            $  6,978     $  14,839   $ 11,551
Total assets                 76,100        74,593     67,044
Long-term debt                3,215           808      1,617
Long-term benefit             3,879         3,773      3,847
obligations

Shareholders equity:

  Capital  stock and
additional                   17,647       17,647      17,647
    paid-in capital
  Retained earnings          23,298       28,607      26,593
  Accumulated other
     comprehensive income
    (loss)
                             (1,075)        (891)        299

  Treasury stock             (1,265)      (1,265)     (1,203)

  Total shareholders         38,605       44,098      43,336
equity
  Depreciation and            4,025        3,773       3,690
amortization

  Dividends per share          .135          .18         .18





Other Financial Highlights
(In thousands, except for share and per share data)

Years  ended December 31                 1998 (c)     1997 (d)

Working capital                         $ 13,467     $ 13,546
Total assets                              70,337       61,912
Long-term debt                             3,102        5,518
Long-term benefit obligations              3,770        3,711

Shareholders equity:

  Capital  stock and
additional                                17,556       17,382
    paid-in capital
  Retained earnings                       25,798       23,130
  Accumulated other
     comprehensive income
    (loss)
                                             357          302

  Treasury stock                            (382)        (382)

  Total shareholders  equity              43,329       40,432
  Depreciation and amortization            3,539        3,221

  Dividends per share                        .18         .178




 The Companys large custom-engineered furnace subsidiaries have been
 accounted for as a discontinued operation.   Accordingly, the
 historical financial information has been reclassified. See Note 2 to the consolidated financial statements.

 (a)On January 11, 2001, the Company acquired the stock of Lectret, a Singapore based company.

    On April 25, 2001, the Company sold a minority interest of Nippon Selas, a Tokyo, Japan based company to three directors of Nippon Selas.

 (b)On January 12, 2000, a subsidiary of the Company acquired the stock of Ermat S.A.

    On June 6, 2000, the Company acquired the remaining 50.1% interest of Nippon Selas.

 (c)On February 28, 1998, a subsidiary of the Company acquired the stock of CFR.

    On May 27, 1998, a subsidiary of the Company acquired the stock of IMB Electronic Products, Inc.

    On October 28, 1998, a subsidiary of the Company, RTI Technologies PTE LTD, acquired certain assets and liabilities of Lectret.

 (d)February 21, 1997, a subsidiary of the Company acquired the assets of RII Electronics, Inc.






Managements Discussion and Analysis
of Financial Condition and Results of Operations

2001 compared with 2000

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Companys primary custom-engineered furnace business, Selas SAS Paris, along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Companys large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Consolidated net sales decreased 3.3% to $86.3 million in 2001 from $89.3 million in 2000. Net sales for the heat technology segment increased to $33.5 million in 2001 compared to $31.8 million in 2000. The increase in sales in 2001 is attributable to a contract in backlog at the beginning of the year along with higher sales of replacement parts and burners partially offset by lower sales of smaller heat treating furnaces produced by the Companys CFR and Ermat subsidiaries. CFR and Ermat manufacture small heat treating furnaces utilized in the aluminum and glassware industries worldwide. Sales and earnings of heat treating contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis. Backlog for the heat technology segment was $16.8 million as of December 31, 2001 compared to $20.4 million as of December 31, 2000.

The Company's precision miniature medical and electronic products segment net sales decreased to $37.8 million in 2001 from $39.7 million in 2000. Revenue decreased in the current year compared to 2000 because of lower sales of thermistor and capacitor parts to the electronics and telecommunications industries and lower shipments of component parts to the hearing health industry. These decreases were partially offset by the inclusion in the current year of the sales of approximately $3 million of Lectret, a Singapore manufacturer of microphone capsules acquired in January, 2001. The Companys sales in this segment are affected by the telecommunications industry which continues its ongoing slump and the hearing health markets which have been flat for the last several years.

Net sales for the tire holders, lifts and related products segment decreased to $15.0 million in 2001 compared to $17.8 million in 2000. The decline in revenue is due to lower sales of tire lift products to the Companys automotive customers, reflecting the conditions within this industry and the loss of a contract at the beginning of the year to supply tire lifts for one of its customers new car models.

The Company's gross profit margin as a percentage of sales decreased to 22.4% in 2001 from 23.4% in 2000. Gross profit margins for the heat technology segment increased to 21.0% for 2001 compared to 17.1% for 2000. Heat technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the contract. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. The gross profit margins for 2001 were higher because of the increased revenue generated by sales of replacement parts and burners, which typically have better profit margins than heat treating contracts. This improvement was partially offset by cost overruns on some of the smaller furnace orders at the Companys CFR subsidiary. Heat technology reserves for guarantee obligations and estimated future costs of services increased to $.9 million in 2001 from $.5 million in 2000 due to the completion or near-completion of several contracts during the year. Guarantee obligations and estimated future service costs on contracts extend for up to one year from completion.

Gross profit margins for the precision miniature medical and electronic products segment decreased to 26.1% in 2001 from 29.1% in 2000. The lower margins in the current year are attributable to the mix of product sales between the periods as hearing health component parts, whose sales have been declining, have higher profit margins compared to some of the segments other products, particularly hearing health system parts, whose sales have been increasing.

Gross profit margins for the tire holders, lifts and related products segment decreased to 16.2% in 2001 from 22.1% in 2000. The lower margins in the current year are due to a loss of efficiencies in the tire lift production process resulting from the decline in sales to the automotive industry.

Selling, general and administrative expenses (SG&A) increased 7.6% to $17.1 million in 2001 compared to $15.9 million in 2000. The higher selling, general and administrative expenses in the current year are due primarily to the January 2001 acquisition of Lectret, a Singapore microphone capsule manufacturer and the inclusion of Nippon Selas results for a full year. The remaining equity investment in Nippon Selas was acquired in June, 2000.

Research and development costs increased to $1.5 million in 2001 compared to $1.2 million in 2000 due to increased activity at the precision miniature medical segment. Interest expense was basically unchanged at $.5 million in 2001 compared to $.6 million in 2000. Interest income increased to $97,000 in 2001 compared to $45,000 in 2000 due mainly to interest imputed on a trade note receivable.

Other (income) expense includes gains on foreign exchange of $46,000 and $38,000 in 2001 and 2000, respectively. Other income in 2000 also includes investment income of approximately $247,000.

The effective tax rate in 2001 and 2000 on income before income taxes was 59.7% and 38.2%, respectively. See note 12 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate. In 2001, the Company recognized an increase to the valuation allowance related to certain foreign net operating losses which the Company believes are not more than likely to be realized in the coming years.

Consolidated net (loss) of $4.6 million in 2001 decreased from an income of $2.9 million in 2000. The Company's heat technology segment had income of $.5 million in 2001 compared to $.5 million in 2000. The precision miniature medical and electronic products segment's income decreased to $.3 million in 2001 compared to $1.8 million in 2000 due to the decline in sales of parts to the electronics and hearing health industries and higher SG&A expenses related to the acquisition of Lectret. The Company's tire holders, lifts and related products segment decreased its net income to $.7 million in 2001 compared to $1.4 million in 2000 because of lower tire lift sales to the automotive industry and a loss of production efficiencies in the manufacturing process. General corporate expenses, net, increased to $852,000 in 2001 from $679,000 in 2000.

Discontinued operations generated a $5.3 million loss in 2001 compared to a loss of $69,000 in 2000. The increase in the loss is due to the delay in the receipt of a large engineered contract and lower gross profit margins on certain orders completed in 2001 and cost overruns on contracts started in 2000. In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with their European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.



Liquidity and Capital Resources

Consolidated net working capital decreased to $7.0 million at December 31, 2001 from $14.8 million at December 31, 2000. The decrease is due primarily to the purchases of property and equipment, paydown of long-term debt and payment of dividends offset by net assets acquired through acquisitions. The major changes in components of working capital for the year were lower accounts receivable of $5.5 million, higher inventories of $2.4 million, higher notes payable of $3.1 million, lower income taxes payable of $.7 million, and higher current maturities of long-term debt of $.7 million. These changes relate mainly to the ongoing operations of the Company and to a lesser extent, the acquisition of Lectret in January, 2001. As part of the ongoing operations of the Company, management periodically performs a strategic analysis of all assets of the Company to ensure that an appropriate rate of return is achieved from the invested capital.

The Companys long-term debt at December 31, 2001 was $3.2 million. The increase in long-term debt is due to the refinancing in January, 2001 of the Companys credit facilities referred to above partially offset by repayments. The increase in notes payable relates to the same credit facility refinancing and repayments during the year.

At September 30, 2001, the Company did not meet the tangible capital funds covenant of its existing loan and revolving credit facilities. The Company has obtained waivers from the bank through April 15, 2002. The Company has been negotiating with the bank to obtain new domestic revolving credit facilities, new domestic long-term financing and a new European working capital credit arrangement that is used for working capital or guarantees for customer advance payments on contracts.

On April 15, 2002, the Company entered into a second waiver and amendment agreement for its domestic and foreign revolving credit and term loan facilities and obtained a new domestic supplemental credit facility in the amount of $5,000,000 to be used for additional domestic borrowing and for the issuance of advance payment guarantees. Borrowings under the amended credit facilities bear interest at LIBOR plus 1.5% to 2.5% until the sale of the discontinued operations at which time the remaining credit facilities after paydown with proceeds, if any, from the sale bear interest at LIBOR plus 1.5% to 2.0% for the remaining term of the loan and a commitment fee of ..25% per annum is payable on the unborrowed portion. In addition the company has agreed to pay a nonrefundable commitment fee of $150,000 plus an amount equal to 2% of that portion of the gross price of the sale of the European discontinued operation in excess of 7,000,000 Euros.

The Companys domestic revolving credit loan facilities of $2,977,526 mature on January 31, 2003. The European term loan and credit facilities of $1,499,311 and $5,328,390 respectively, mature on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The domestic term loan credit facilities of $2,465,833 continue to expire during the period from July 1,2004 and February 1,2006. The Companys guarantee customer advance payments of $1,960,418 expire on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The new domestic supplemental credit facility of $5,000,000 matures on the earlier of January 31, 2003 or the date of the sale of the discontinued operations.

In connection with the second waiver and amendment agreement, the Company has pledged as collateral substantially all of the assets of the Companys domestic and foreign subsidiaries except for those assets that are impractical to pledge under local law. The credit facilities contain restrictive covenants regarding the payment of cash dividends, capital expenditures, acquisitions, maintenance of working capital, net worth and shareholders equity, along with the maintenance of certain financial ratios.

As of December 31, 2001, the Company was not required to maintain any financial covenants due to the receipt of a waiver from the financial institution. The impact of the amended credit facilities is expected to be an increase in interest expense of approximately $200,000. Management believes that the Company will be able to maintain the amended covenants through January 1, 2003.

We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of the European subsidiaries, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs.

Contractual Obligations

The following tables represent the Companys contractual obligations and commercial commitments as of December 31, 2001.

                                  Payments Due by
Period
  Contractual                                                 After
  Obligations       Total     Current   2-3 Years     4-5    5 Years
                                                     Years

Long-term debt   $4,711.000 $1,496,000 $2,458,000   757,000
Operating leases  9,754,000  1,441,000  2,787,000 2,358,000 3,168,000
Other long-term
  Obligations     2,572,000    718,000  1,854,000

Total
  contractual
  Cash
  obligations    17,037,000  3,655,000  7,099,000 3,115,000 3,168,000





                         Amount of Commitment Expiration By
Period
     Other          Total
  Commercial       Amounts                            4-5       Over
  Commitments     Committed    Current   2-3 Years   Years    5 Years

Lines of credit  $9,422,000  $9,422,000
Guarantees        2,553,000   2,390,000    163,000
Total commercial
  commitments    11,975,000  11,812,000    163,000


A significant portion of the heat technology segment sales and the discontinued operations are denominated in foreign currencies, primarily the French franc. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the European subsidiaries ability to make corresponding price changes in the local currency. From time to time the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. See note 14 to the consolidated financial statements.

The Company is a defendant along with a number of other parties in approximately 253 lawsuits as of December 31, 2001 (approximately 100 as of December 31, 2000) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed
the Company that the primary policy for the period July 1, 1972   July
1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Companys excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management is of the opinion that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Companys consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Companys consolidated financial position, liquidity, or results of operations.






Beginning in January 2002,new Euro-denominated bills and coins were issued, and legacy currencies have been withdrawn from circulation. The Company has recognized this situation and has developed a plan to address any issue being raised by the currency conversion. Possible issues include, but are not limited to, the need to adapt computer and financial systems to recognize Euro-denominated transactions, as well as the impact of one common
European currency on pricing. The Company believes that all issues have been resolved during 2001. No issues have arisen in 2002 that impact the Companys ability to operate.

During the first quarter of 1999, the Company implemented a program to repurchase up to 250,000 shares of its common stock, which at the time represented approximately 5% of its total shares outstanding. The shares have been purchased from time to time on the open market during 1999 and 2000. As of December 31, 2001, the Company has repurchased a total of 152,190 shares of its common stock at a cost of $883,141.

New Accounting Pronouncements

In July, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations". Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no significant acquisitions after June 30, 2001.

Also in July, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. After transition, the impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".
Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 121.

As of the date of adoption, the Company has unamortized goodwill in the amount of $15,632,000, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was approximately $664,036 and $733,000 for the year ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practical to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations with the retirement of long-lived assets that result from the acquisition, construction, development and
(or) normal use of the asset. Adoption is required for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is in the process of analyzing the implications of SFAS 143 and does not believe that the adoption of this statement will have a material impact on the net earnings of the Company.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS Statement 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business.
However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the implications of this statement and does not expect the guidance to have a material impact on the net earnings of the Company.

2000 Compared with 1999

Consolidated net sales increased 14.7% to $89.3 million in 2000 from $77.8 million in 1999. Net sales for the heat technology segment increased to $31.8 million in 2000 compared to $23.8 million in 1999. The increase in sales in 2000 is attributable to higher sales generated by CFR and sales from Ermat S.A., the French small furnace manufacturer acquired in January, 2000. Sales and earnings of engineered contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis. Backlog for the heat technology segment was $20.4 million as of December 31, 2000 compared to $8.9 million as of December 31, 1999.

The Companys precision miniature medical and electronic products segment net sales increased to $39.7 million in 2000 from $35.5 million in 1999. Revenue increased compared to 1999 due to higher sales to the hearing health, medical infusion and electronic products industries, reflecting the improved conditions in those markets during the current year.

Net sales for the tire holders, lifts and related products segment decreased to $17.8 million in 2000 compared to $18.6 million in 1999. The decrease in revenue results from lower unit sales of tire lifts to the automotive industry due to a downturn in that market toward the end of the year. The downturn in the market continued through 2001.

The Companys gross profit margin as a percentage of sales decreased to 23.4% in 2000 from 26% in 1999. Gross profit margins for the heat technology segment decreased to 17.1% for 2000 compared to 24% for 1999. Heat technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the contract. The gross profit margins for 2000 were impacted by revenue recognized on contracts that had higher than expected costs, partially offset by higher sales of spare and replacement parts, which generally have higher profit margins. Heat technology reserves for guarantee obligations and estimated future costs of services were unchanged at $.5 million in 2000 and $.5 million in 1999. Guarantee obligations and estimated future service costs on contracts extend for up to one year from completion.

Gross profit margins for the precision miniature medical and electronic products segment decreased to 29.1% in 2000 from 30.2% in 1999. The reduction in margins in 2000 is partially attributable to the mix of product sales between the years as precision miniature systems, medical infusion parts and electronic products have varying profit margins. Partially offsetting the lower margins due to product mix in 2000 were lower costs resulting from the consolidation of the production facilities of RTI Electronics into one location, which was completed in 1999.

Gross profit margins for the tire holders, lifts and related products segment improved to 22.1% in 2000 from 20.9% in 1999. The improvement in 2000 is due to efficiencies from higher production through most of the period partially offset by the decrease in sales over the last several months of the year.

Selling, general and administrative expenses were unchanged at $15.9 million in 2000 and $15.9 million in 1999.

Research and development costs decreased to $1.2 million in 2000 compared to $1.3 million in 1999. Interest expense increased slightly to $.6 million in 2000 compared to $.5 million in 1999 due to higher average borrowings of notes payable and higher interest rates offset by repayments of long-term debt. Interest income decreased to $45,000 in 2000 compared to $51,000 in 1999, due to lower average funds available for investment in 2000.

Other (income) expense includes gains on foreign exchange of $38,000 and losses of $191,000 in 2000 and 1999, respectively. Other income in 2000 also includes investment income of approximately $247,000.

The effective tax rate in 2000 and 1999 on income before income taxes was 38.2% and 50.9%, respectively. See note 12 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate.

Consolidated net income of $2.9 million in 2000 increased 70.5% from $1.7 million in 1999. The Company's heat technology segment had income of $.5 million compared to a loss of $.3 million in 1999 due to higher sales partially offset by several contracts that had higher than expected costs. The precision miniature medical and electronic products segment's income increased to $1.8 million in 2000 compared to $1.3 million in 1999 as a result of higher sales and lower costs due to the consolidation of RTI Electronics production facilities. The Company's tire holders, lifts and related products segment increased its net income to $1.4 million in 2000 compared to $1.3 million in 1999 despite lower sales because of increased efficiencies in its tire lift production through most of the year. General corporate expenses, net of tax, increased to $679,000 in 2000 from $613,000 in 1999.

Discontinued operations increased its net loss in 2000 to $69,000 from $9,000 in 1999. The marginal increase in the loss was due to higher SG&A expenses partially offset by improved gross profit margins.

In 1999, the Company was informed by an automotive customer that the Company will not supply the tire lift for a 2001 model year vehicle. The Company will continue to supply the tire lift for the current vehicle model on a declining volume basis through 2002. The Company continues to pursue tire lift orders for other vehicles with this customer as well as other customers during the year 2001.



 Significant Accounting Policies

 The significant accounting policies of the Company are described in note 1 to the consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

 Certain accounting estimates and assumptions are particularly sensitive because of their significance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

 Revenue Recognition

 A portion of the Companys net sales from its heat technology segment is generated pursuant to contracts that require substantial time to complete and are accordingly accounted for on a percentage-of-completion basis. Under this method of accounting, the sales recognized on each contract during a particular accounting period are determined by multiplying the total contract amount by the ratio of costs incurred to estimated total costs and deducting sales recognized in prior accounting periods. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Under percentage-of-completion accounting, revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of the final cost. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. In addition, the Company provides reserves for guarantee obligations and estimated future costs of service under these contracts based on its past experience with similar projects and provides currently for any anticipated or known contract losses.

 The Companys custom-engineered systems business is cyclical in nature. While customers for the Companys custom-engineered systems are located throughout the world, there is a finite market for the Companys custom-engineered furnaces. These furnaces have long useful lives, and replacement business is not a significant factor in sales of such installations.

 Discontinued Operations

 The Company continuously assesses the return on their business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractural commitments and obligations are recorded. See a discussion in note 2 to the consolidated financial statements.

 Deferred Taxes

 The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001.



 Litigation

 The Company is involved in lawsuits arising in the normal cost of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially offset the Companys consolidated financial position, liquidity or results of operations.

 Risk Factors

The Company has experienced and expects to continue to experience fluctuations in its results of operations. Factors that affect the Companys results of operations include the volume and timing of orders received, changes in the global economy and financial markets, changes in the mix of products sold, market acceptance of the Companys and its customers products, competitive pricing pressures, global currency valuations, the availability of electronic components that the Company purchases from suppliers, the Companys ability to meet increasing demand, the Companys ability to introduce new products on a timely basis, the timing of new product announcements and introductions by the Company or its competitors, changing customer requirements, delays in new product qualifications, and the timing and extent of research and development expenses. As a result of the foregoing or other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis, which would materially and adversely affect the Companys business, financial condition and results of operations.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of the European subsidiaries, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs. If, however, we do not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

Forward-Looking and Cautionary Statements

 Certain statements herein that include forward-looking terminology such as may, will, should, expect, anticipate, estimate, plan or continue or the negative thereof or other variations thereon are, or could be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are affected by known and unknown risks, uncertainties and other factors that may cause the Companys actual results, performance or achievements to differ materially from the results, performance and achievements expressed or implied in the Companys forward-looking statements. These risks, uncertainties and factors include competition by competitors with more resources than the Company, foreign currency risks arising from the Companys foreign operations, and the cyclical nature of the market for large heat technology contracts. Reference is made to the Companys 2001 Annual Report on Form 10-K regarding other important factors that could cause the actual results, performance or achievement of the Company to differ materially from those contained in or implied by any forward-looking statement made by or on behalf of the Company, including forward-looking statements contained herein.


 Selas Corporation of America
Consolidated Statements of Operations


Years ended December 31               2001          2000         1999

Sales, net                      $ 86,309,803   $ 89,304,452 $ 77,838,926

Operating costs and expenses

  Costs of sales                   66,973,503    68,384,514   57,639,610
  Selling, general and
   administrative expenses         17,143,105    15,934,687   15,856,986

Operating income                    2,193,195     4,985,251    4,342,330

Interest expense                      515,347       573,893      534,196
Interest income                      (97,401)       (44,572)     (50,872)

Other (income) expense, net           143,873      (408,910)     317,915

Income from continuing
operations                          1,631,376     4,864,840    3,541,091
  before income taxes
Income taxes                          973,761     1,860,305    1,802,649
Income from continuing                657,615     3,004,535    1,738,442
operations

(Loss) from discontinued
  operations, net
  of income taxes                  (5,274,930)     (68,749)       (9,282)

Net income  (loss)                 (4,617,315)    2,935,786    1,729,160

Basic earnings (loss) per
share:
   Continuing operations                  .13           .59          .33
   Discontinued operations              (1.03)         (.02)         .00
Net income (loss)                        (.90)          .57          .33

Diluted earnings (loss) per
share:

   Continuing operations                  .13           .59          .33
   Discontinued operations              (1.03)         (.02)         .00
Net income (loss)                        (.90)          .57          .33

Comprehensive income (loss)        (4,802,477)    1,746,209    1,671,549




    See accompanying notes to the consolidated financial statements.


Consolidated Balance Sheets

 Assets                                              2001        2000

Current assets

Cash, including cash equivalents of $391,000   $  3,636,673  $ 3,782,359
  2001 and $428,000 in 2000

Accounts and notes receivable (includingunbilled
  receivables of $1,857,000 in 2001 and$3,775,000
  in 2000), less allowance for doubtfulaccounts of
  $456,000 in 2001 and $453,000 in 2000          17,376,784   22,837,518

Inventories                                      13,810,209   11,376,744

Deferred income taxes                             1,521,809    1,457,385

Other current assets                              1,033,689    1,298,897

       Total current assets                      37,379,164   40,752,903

Property, plant and equipment
    Land                                            554,943      554,943
    Buildings                                     7,143,408    7,161,309
    Machinery and equipment                      32,502,680   30,436,805
                                                 40,201,031   38,153,057
    Less:  Accumulated depreciation              25,621,190   22,701,389

         Net property, plant and equipment       14,579,841   15,451,668

Net assets of discontinued operations             6,636,127    1,676,929

Excess of cost over net assets of acquired
  subsidiaries, less accumulated amortization of
  $4,562,000 and $3,898,000                      15,631,502   15,599,884

Deferred income taxes                               350,014      264,776

Other assets, less amortization                   1,523,320      846,607

                                                 76,099,968   74,592,767









    See accompanying notes to the consolidated financial statements.





December 31, 2001 and 2000

Liabilities and Shareholders Equity                    2001        2000
Current liabilities

  Notes payable                                  $ 9,422,202  $ 6,264,415

  Current maturities of long-term debt             1,496,033      818,460

  Accounts payable                                10,232,880    9,908,141

  Federal, state and foreign income taxes            461,393    1,201,720

  Customers advance payments on contracts          2,809,988    2,624,038

  Guarantee obligations and estimated future         878,952      506,102
costs of
   service

  Other accrued liabilities                        5,100,021    4,590,936

      Total current liabilities                   30,401,469   25,913,812

Long-term debt                                     3,214,934      807,936

Other postretirement benefit obligations           3,878,948    3,772,574

Contingencies and commitments

Shareholders equity

  Common shares, $1 par; 10,000,000 shares
    authorized; 5,634,968 shares issued            5,634,968    5,634,968

  Additional paid-in capital                       2,012,541   12,012,541

  Retained earnings                               23,297,747   28,606,413

  Accumulated other comprehensive loss            (1,075,561)    (890,399)
                                                  39,869,695   45,363,523
  Less:    515,754 common shares, respectively,
held                                              (1,265,078)  (1,265,078)
           in treasury, at cost

      Total shareholders equity                   38,604,617   44,098,445

                                                  76,099,968   74,592,767














    See accompanying notes to the consolidated financial statements.


Consolidated Statements of Cash Flows

Years ended December, 31                          2001        2000

Cash flows from operating activities:
   Net income (loss)                         $(4,617,315)$ 2,935,786
   Adjustments to reconcile net income
(loss) to
      net cash provided by operating
activities:
      Depreciation and amortization            4,025,394   3,772,752
      Equity in loss of unconsolidated
        Affiliate                                              9,341
      (Gains) losses on sale of property and
        equipment                                 (1,982)     (9,247)
      Deferred taxes                             (62,571)   (327,733)
      Changes in operating assets and
         liabilities:
        (Increase) decrease in accounts        3,873,518
         receivable                                       (4,796,697)
        (Increase) decrease in inventories    (2,235,897)   (867,358)
        (Increase) decrease in other assets   (1,203,959)    204,559
        Increase (decrease) in accounts         (313,580)  4,028,946
payable
        Increase (decrease) in accrued           405,504     247,679
expenses
        Increase in customer advances            286,611   1,788,403
        Increase (decrease) in other             160,889    (512,764)
liabilities

            Net cash provided by operating       316,612   6,473,667
             activities
            Net cash provided (used) by
             discontinued operations           3,071,679    (158,226)

Cash flows from investing activities:
    Purchases of property, plant and          (2,332,113) (3,675,930)
equipment
    Proceeds from sales of property and           11,847      24,260
equipment
    Dividend from unconsolidated affiliate
    Acquisition of subsidiary companies,
       net of cash acquired                      (65,155)    365,357

           Net cash (used) by investing
            Activities                        (2,385,421) (3,286,313)

Cash flows from financing activities:
    Proceeds from short-term borrowings        3,396,314   2,227,453
    Repayments of short-term borrowings       (3,942,418)    (92,730)
    Proceeds from borrowings used to acquire
       subsidiaries                              672,136
    Proceeds from long-term debt               1,919,191
    Repayments of long-term debt              (2,250,140) (1,261,863)
    Proceeds from exercise of stock options
    Purchase of treasury shares                              (62,308)
    Payment of dividends                        (691,351)   (922,053)

         Net cash (used) by financing           (896,268)    111,501)
activities

Effect of exchange rate changes on cash         (252,288)   (271,137)
Increase (decrease) in cash and cash            (145,686)  2,646,490
equivalents
Cash and cash equivalents beginning of year    3,782,359   1,135,869

Cash and cash equivalents end of year          3,636,673   3,782,359




    See accompanying notes to the consolidated financial statements.



Years ended December, 31                                     1999

Cash flows from operating activities:
   Net income (loss)                                     $ 1,729,160
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
      Depreciation and amortization                        3,689,944
      Equity in loss of unconsolidated
        affiliate                                              2,181
      (Gains) losses on sale of property and
        equipment                                             20,288
      Deferred taxes                                         549,253
      Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable           (89,376)
        (Increase) decrease in inventories                   687,363
        (Increase) decrease in other assets               (1,063,592)
        Increase (decrease) in accounts payable              493,690
        Increase (decrease) in accrued expenses             (495,480)
        Increase in customer advances                        617,885
        Increase (decrease) in other liabilities             (25,661)

            Net cash provided by operating activities.     6,115,655
            Net cash provided (used) by discontinued
            operations                                      (400,150)

Cash flows from investing activities:
    Purchases of property, plant and equipment            (3,842,191)
    Proceeds from sales of property and equipment            117,444
    Dividend from unconsolidated affiliate                    14,476
    Acquisition of subsidiary companies,
       net of cash acquired                                  (37,895)

           Net cash (used) by investing activities
                                                         (3,748,166)

Cash flows from financing activities:
    Proceeds from short-term borrowings                    1,914,792
    Repayments of short-term borrowings                       (1,132)
    Proceeds from borrowings used to acquire
       subsidiaries
    Proceeds from long-term debt                           1,014,186
    Repayments of long-term debt                          (3,665,315)
    Proceeds from exercise of stock options                   83,540
    Purchase of treasury shares                             (820,833)
    Payment of dividends                                    (934,303)

         Net cash (used) by financing activities          (2,409,065)

Effect of exchange rate changes on cash                     (147,880)
Increase (decrease) in cash and cash equivalents            (589,606)
Cash and cash equivalents beginning of year                1,725,475

Cash and cash equivalents end of year                      1,135,869






Consolidated Statements of Shareholders Equity
Years ended December 31, 2001, 2000 and 1999


                          Common Stock              Additional
                           Number of                  Paid-in
                           Shares         Amount      Capital
Balance January 1, 1999    5,615,081  $5,615,081   $11,941,498
Net income
Translation (loss)
Exercise of 19,887 stock
  Options                     19,887      19,887        71,043
Purchase of 141,290
  treasury shares
Cash dividends paid
  ($.18 per share)

Comprehensive income

Balance December 31,
   1999                    5,634,968     5,634,968   12,012,541

Net income
Translation (loss)
Purchase of 10,900
  treasury shares
Cash dividends paid
  ($.18 per share)

Comprehensive income

Balance December 31,
   2000                    5,634,968     5,634,968   12,012,541

Net (loss)
Translation (loss)
Derivative financial
  instrument fair value
  adjustment
Cash dividends paid
  ($.135 per share)

Comprehensive (loss)

Balance December 31,      5,634,968      5,634,968   12,012,541
   2001

    See accompanying notes to the consolidated financial statements.


Consolidated Statements of Shareholders Equity
Years ended December 31, 2001, 2000 and 1999


                                          Accumulated
                                             Other
                                          Comprehensive

                            Retained          Income    Comprehensive
                            Earnings          (Loss)    Income (Loss)
Balance January 1, 1999    25,797,823         356,789
Net income                  1,729,160                     1,729,160
Translation (loss)                            (57,611)      (57,611)
Exercise of 19,887 stock
  Options
Purchase of 141,290
   treasury shares
Cash dividends paid
  ($.18 per share)           (934,303)

Comprehensive income                                      1,671,549

Balance December 31,
   1999                     26,592,680        299,178

Net income                   2,935,786                    2,935,786
Translation (loss)                         (1,189,577)   (1,189,577)
Purchase of 10,900
  treasury shares
Cash dividends paid
  ($.18 per share)
                              (922,053)

Comprehensive income                                      1,746,209

Balance December 31,2000    28,606,413       (890,399)

Net (loss)                  (4,617,315)                  (4,617,315)
Translation (loss)                           (222,013)     (222,013)
Derivative financial
  instrument fair value
  adjustment                                   36,851        36,851
Cash dividends paid
  ($.135 per share)           (691,351)

Comprehensive (loss)                                     (4,802,477)

Balance December 31,        23,297,747     (1,075,561)
   2001

    See accompanying notes to the consolidated financial statements.




Consolidated Statements of Shareholders Equity
Years ended December 31, 2001, 2000 and 1999


                                                      Total
                                     Treasury      Shareholders
                                     Stock           Equity
Balance January 1, 1999          $  (381,937)    $43,329,254
Net income                                         1,729,160
Translation (loss)                                   (57,611)
Exercise of 19,887 stock
  Options                                             90,930
Purchase of 141,290
   treasury shares                                  (820,833)
                                 (820,833)
Cash dividends paid
  ($.18 per share)                                  (934,303)

Comprehensive income

Balance December 31,
   1999                           (1,202,770)     43,336,597

Net income                                         2,935,786
Translation (loss)                                (1,189,577)
Purchase of 10,900
  treasury shares                                    (62,308)
                                 (62,308)
Cash dividends paid
  ($.18 per share)                                  (922,053)

Comprehensive income

Balance December 31,
   2000                           (1,265,078)     44,098,445

Net (loss)                                        (4,617,315)
Translation (loss)                                  (222,013)
Derivative financial
  instrument fair value                               36,851
adjustment
Cash dividends paid
  ($.135 per share)                                 (691,351)

Comprehensive (loss)

Balance December 31,              (1,265,078)     38,604,617
   2001

    See accompanying notes to the consolidated financial statements.


               Notes to Consolidated Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Selas Corporation of America is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in Dresher, Pennsylvania with subsidiaries in Minnesota, Ohio, California, France, Germany, Japan, Portugal and Singapore, operates directly or through subsidiaries in three business segments.

Under the SelasTM name, the Heat Technology segment designs and manufactures specialized industrial heat processing systems for the aluminum and glassware industries worldwide, and replacement parts for steel, aluminum, glass and other manufacturers worldwide. The Companys Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components, systems and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. The Companys Tire Holders, Lifts and Related Products segment manufactures products, primarily based on cable winch designs, for use as original equipment by the pick-up truck and minivan segment of the automotive industry.

Basis of Presentation   In the fourth quarter of 2001, the Company
initiated its plan to dispose of the Companys primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. Derbyshire. These subsidiaries form the Companys large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Affiliated Company   The Company accounts for its majority interest in
Nippon Selas Company Ltd., Tokyo, Japan on the equity method.

Cash equivalents   The Company considers all highly liquid debt
instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories Inventories, other than inventoried costs relating to long-term contracts, are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first in, first out method. Inventoried costs relating to long-term contracts are stated at the production and engineering cost, including overhead as well as actual costs incurred from sub-contractors, which are not in excess of estimated realizable value.

Revenue Recognition   As long-term contracts progress, the Company
records sales and cost of sales based on the percentage-of-completion method, whereby the sales value is determined by multiplying the total contract amount by the percent of costs incurred to estimated total costs. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. General and administrative costs are expensed as incurred. The Company provides currently for anticipated and known contract losses. Guarantee obligations and estimated future contract costs of services on engineered contracts are based on past experience of similar projects. Due to the nature of engineered contracts, the guarantee obligations and estimated future costs will vary significantly from contract to contract. Revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of final cost. Sales of manufactured products not sold under long-term contracts are recorded upon shipment to the customer.

Property, Plant and Equipment Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 50 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

Excess of Cost Over Net Assets of Acquired Subsidiaries   Goodwill
represents the excess of purchase price over fair value of net assets acquired and is amortized on a straight-line basis over the expected periods to be benefited, which currently is between fifteen and forty years.

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

Income Taxes   Income taxes are accounted for under the asset and
liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivative Financial Instruments The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and foreign currency risks. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense. The gains and losses on foreign currency exchange contracts are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items.

Employee Benefit Obligations   The Company provides health care
insurance for certain domestic retirees and employees. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefit.

Deferred pension costs are actuarially determined and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 15 years.

Research and Development Costs   Research and development costs,
including supporting services, amounted to $1,523,000 in 2001, $1,182,000 in 2000 and $1,260,000 in 1999. Such costs are charged to expense when incurred.

Earnings Per Share   Basic earnings per share are computed by dividing
net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflects the potential dilution of securities that could share in the earnings.

Reclassifications   Certain prior year balances have been reclassified
to be consistent with the current year presentation.

Use of Estimates   Management of the Company has made a number of
estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Comprehensive Income (Loss) Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, and derivative financial instrument gains and is presented in the consolidated statements of shareholders equity.

Segment Disclosures The Companys reporting segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The segment disclosure is consistent with the management decision making process that determines the allocation of resources to a segment and the measuring of their performance.

New Accounting Standards Adopted The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133 as of January 1, 2001. These Statements establish accounting and reporting standards for derivative instruments. The cumulative effect of the adoption of these statements was a decrease to other comprehensive (loss) of less than $45,000.

New Accounting Pronouncements - In July, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting
Standard (SFAS) No. 141, "Business Combinations". Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no significant acquisitions after June 30, 2001.

Also in July, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. After transition, the impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".
Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 121.

As of the date of adoption, the Company has unamortized goodwill in the amount of $15,632,000, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was approximately $664,036 and $733,000 for the year ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practical to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations with the retirement of long-lived assets that result from the acquisition, construction, development and
(or) normal use of the asset. Adoption is required for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is in the process of analyzing the implications of SFAS 143 and does not believe that the adoption of this statement will have a material impact on the net earnings of the Company.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS Statement 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business.
However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the implications of this statement and does not expect the guidance to have a material impact on the net earnings of the Company.






2.  DISCONTINUED OPERATIONS

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Companys primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Companys large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries.

The following table shows the results of operations of the Companys large custom engineering business.

                                           Years ended December 31
                                          2001       2000        1999
                                             (000 s Omitted)

Sales, net                          $    15,624  $    27,322  $ 25,249
Costs and expenses                       19,057       26,754    25,514
Operating income (loss) from
operations                              (3,433)          568      (265)
Other income (expense), net               (453)         (670)     (584)
(Loss) from operations before tax
(benefit)                               (3,886)         (102)     (849)
Income tax (benefit)                     1,389           (33)     (840)

Net (loss) from discontinued
operations                              (5,275)          (69)       (9)

The following table shows the component assets and liabilities of the Companys net assets of the discontinued operations.



                                                  December 31,
                                            2001            2000
                                                (000s Omitted)
Current assets                          $  13,692       $  19,296
Property plant and equipment, net           3,316           3,657
Other assets                                    8             462
Current liabilities                        (9,755)        (18,713)
Other liabilities                            (625)         (3,025)

Net assets of the discontinued              6,636           1,677
operations

The Company anticipates paying the discontinued operations long-term debt of $2,273,216 and notes payable of $5,940,979 and therefore has reclassified these amounts into continuing operations as of December 31, 2001.

Certain notes to these consolidated financial statements have been restated to reflect the Companys presentation of discontinued operations.

3.  ACQUISITIONS

On January 11, 2001, the Company acquired the stock of Lectret, a Singapore manufacturer of microphone capsules. The purchase price was approximately $1.1 million with provision for contingent consideration that could increase the total purchase price to approximately $1.7 million. The purchase price was funded by additional bank borrowings of approximately $.4 million and notes payable to previous shareholders of approximately $.6 million. In October, 1998, the Company acquired a product manufacturing line from Lectret which was newly formed as RTI Technologies PTE LTD.

On April 25, 2001, a minority interest in Nippon Selas was sold to three directors of Nippon Selas for approximately $15,000.

On June 6, 2000, the Company acquired the remaining 50.1% equity interest in Nippon Selas, a Japanese sales and engineering firm previously accounted for on the equity method. The purchase price was $50,000 and the acquisition was accounted for as a purchase.

On January 12, 2000, the Company acquired the stock of Ermat S.A., a French furnace manufacturer. Ermat produces furnaces for heat treating both ferrous and non-ferrous metals. The purchase price was 11.5 million French francs (FF) or approximately $1.8 million.

The acquisitions were accounted for as a purchase and the excess of the fair value of the assets (goodwill) will be amortized on a straight-line basis over 20 years. The pro forma results of operations as if the acquisitions had occurred in the beginning of 2001 and 2000 have not been presented as the impact is not material.






4.  STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

                                         Years ended December 31
                                        2001        2000       1999

Interest received                  $   22,507  $   59,922  $   50,875
Interest paid                         543,243     540,965     541,240
Income taxes paid                   1,520,975   1,422,539   1,121,582


5. BUSINESS SEGMENT INFORMATION


The Company has three operating segments. The Company is engaged in providing engineered heat technology equipment, replacement parts and services to industries throughout the world, the manufacture of precision miniature medical and electronic products and the manufacture of spare tire holders and lifts for manufacturers of original equipment for light trucks and vans. The results of operations and assets of these segments for the years ended December 31, 2001, 2000 and 1999 are prepared on the same basis as the consolidated financial statements. The accounting policies for each segment are described in the Companys summary of significant accounting policies. See note 1 for further information. Interest expense has been allocated to the segments based on the specific loan balance outstanding during the year. The corporate component of operating income represents corporate, general and administrative expenses. (Losses) from discontinued operations have not been allocated to any one of the business segments.



For the year ended
December 31, 2001                             Segments

                                                     Tire Holders,
                                                      Lifts and
                                         Heat          Related
                                       Technology     Products

                                          (a)
Sales, net                              $ 33,515,080  $15,007,961
Operating costs and expenses               1,967,080   13,964,608
General corporate expenses, net

Operating income                           1,548,000    1,043,353

Interest expense                             144,446          --
Interest expense corporate                        --          --
Interest (income)                            (17,046)         --
Other (income) expense, net                   69,301      (12,636)

Income from continuing operations
before                                     1,351,299    1,055,989
   income taxes
Income taxes                                 820,219      376,535
Income taxes (benefits) general
 corporate expenses, net                          --          --

Income from continuing operations            531,080     679,454

(Loss)  from discontinued
  operations, net of income tax                   --          --

Net income (loss)                            531,080      679,454

Depreciation and amortization                471,439      199,204

Property, plant and equipment additions      193,629       19,571

Total assets   continuing operations      22,275,232    6,289,412

Total assets   discontinued operations            --           --

Total assets                              22,275,232    6,289,412



(a)The Companys large custom-engineered subsidiaries generated approximately $15.6 million, $27.3 million and $25.2 million of revenue in 2001, 2000 and 1999, respectively, and a loss from discontinued operations of $5.3 million, $69,000 and $9,000 in 2001, 2000 and 1999 respectively.
These sales have been reclassified to discontinued operations.

For the year ended
December 31, 2001                                   Segments
                                            Precision
                                           Miniature
                                           Medical and
                                           Electronic
                                            Products       Total

Sales, net                                 $37,786,762  $ 86,309,803
Operating costs and expenses                36,924,326    82,856,014
General corporate expenses, net                            1,260,594

Operating income                               862,436     2,193,195

Interest expense                               211,625       356,071
Interest expense corporate                          --       159,276
Interest (income)                              (80,355)      (97,401)
Other (income) expense, net                     87,208       143,873

Income from continuing operations before
   income taxes                                643,958     1,631,376

Income taxes                                   344,955     1,541,709
Income taxes (benefits) general
 corporate expenses, net                            --      (567,948)

Income from continuing operations              299,003       657,615

(Loss)  from discontinued
  operations, net of income tax                     --    (5,274,930)

Net income (loss)                              299,003    (4,617,315)

Depreciation and amortization                3,354,751     4,025,394

Property, plant and equipment additions      2,118,913     2,332,113

Total assets   continuing operations        40,899,197    69,463,841

Total assets   discontinued operations              --     6,636,127

Total assets                                40,899,197    76,099,968








For the year ended
December 31, 2000                               Segments
                                                   Tire Holders,
                                                    lifts and
                                         Heat         Related
                                      Technology     Products
                                        (a)
Sales, net                            $31,857,192   $17,784,697
Operating costs and expenses           31,405,853    15,624,462
General corporate expenses, net

Operating income                          451,339     2,160,235

Interest expense                          115,392            --
Interest expense corporate
Interest (income)                         (20,009)           --
Loss of affiliate                           9,341            --
Other (income) expense, net              (415,283)       (9,611)

Income from continuing operations
before                                    761,898     2,169,846
  income taxes
Income taxes                              295,498       801,342
Income taxes (benefits) general
 corporate expenses, net                       --            --

Income from continuing operations         466,400     1,368,504

(Loss) from discontinued
  operations, net of income tax                --            --

Net income                                466,400     1,368,504

Depreciation and amortization             548,463       210,548

Property, plant and equipment             339,083       244,486
additions

Total assets   continuing operations   26,628,396     6,160,277

Total assets   discontinued                    --            --
operations

Total assets                           26,628,396     6,160,277









For the year ended
December 31, 2000                                Segments
                                         Precision
                                         Miniature
                                         Medical and
                                         Electronic
                                         Products        Total

Sales, net                              $39,662,563 $ 89,304,452
Operating costs and expenses             36,308,306   83,338,621
General corporate expenses, net                          980,580

Operating income                          3,354,257    4,985,251

Interest expense                            307,080      422,472
Interest expense corporate                               151,421
Interest (income)                           (24,563)     (44,572)
Loss of affiliate                                          9,341
Other (income) expense, net                   6,643     (418,251)

Income from continuing operations before  3,065,097    4,864,840
  income taxes
Income taxes                              1,216,265    2,313,105
Income taxes (benefits) general
 corporate expenses, net                         --     (452,800)

Income from continuing operations         1,848,832    3,004,535

(Loss) from discontinued
  operations, net of income tax                 --       (68,749)

Net income                                1,848,832    2,935,786

Depreciation and amortization             3,013,741    3,772,752

Property, plant and equipment additions   3,092,361    3,675,930

Total assets   continuing operations     40,127,165   72,915,838

Total assets   discontinued operations           --    1,676,929

Total assets                             40,127,165   74,592,767






For the year ended
December 31, 1999                                Segments
                                                    Tire Holders,
                                                      Lifts and
                                         Heat          Related
                                      Technology       Products
                                              (a)
Sales, net                            $ 23,772,918   $18,565,455
Operating costs and expenses            22,987,265    16,444,340
General corporate expenses, net

Operating income                           785,653     2,121,115

Interest expense                            48,547            --
Interest expense corporate
Interest (income)                          (17,309)           --
Loss of affiliate                            2,181            --
Other (income) expense, net                214,424        (1,575)

Income  from continuing operations
  before income taxes                      537,810     2,122,690

Income taxes                               824,400       774,212
Income taxes (benefits) general
 corporate expenses, net                        --           --

Income (loss) from continuing            (286,590)    1, 348,478
operations

(Loss) from discontinued
  operations, net of income tax                --             --

Net income (loss)                        (286,590)     1,348,478

Depreciation and amortization             442,696        210,848

Property, plant and equipment             768,627        147,614
additions

Total assets   continuing operations   19,115,220      6,291,998

Total assets   discontinued                    --             --
operations

Total assets                           19,115,220      6,291,998





For the year ended
December 31, 1999                                Segments
                                         Precision
                                         Miniature
                                         Medical and
                                         Electronic
                                          Products        Total

Sales, net                              $35,500,553  $ 77,838,926
Operating costs and expenses             33,108,532    72,540,137
General corporate expenses, net                           956,459

Operating income                          2,392,021     4,342,330

Interest expense                            419,813       468,360
Interest expense corporate                                 65,836
Interest (income)                           (33,563)      (50,872)
Loss of affiliate                                --         2,181
Other (income) expense, net                 102,885       315,734

Income  from continuing operations
  before income taxes                     1,902,886     3,541,091

Income taxes                                612,955     2,211,567
Income taxes (benefits) general
 corporate expenses, net                         --      (408,918)

Income (loss) from continuing             1,289,931     1,738,442
operations

(Loss) from discontinued
  operations, net of income tax                  --        (9,282)

Net income (loss)                         1,289,931     1,729,160

Depreciation and amortization             3,036,400     3,689,944

Property, plant and equipment additions   2,925,950     3,842,191

Total assets   continuing operations     37,072,946    62,480,164

Total assets   discontinued operations           --     4,563,551

Total assets                             37,072,946    67,043,715









The geographical distribution of identifiable assets and net sales to geographical areas for the years ended December 31, 2001, 2000 and 1999 are set forth below:

Identifiable Assets
                                  2001          2000          1999

United States                $ 58,343,853  $ 58,700,344  $ 54,083,677
Other                          11,119,988    14,215,494     8,396,487
Discontinued operations         6,636,127     1,676,929     4,563,551

Consolidated                   76,099,968    74,592,767    67,043,715

Discontinued operations are primarily located in France.


Net Sales to Geographical
Areas

United States                $ 42,348,803  $ 55,145,248  $ 47,338,457
France                         11,690,565     9,699,839     9,830,126
Germany                         3,018,314     1,893,345     2,088,390
All other countries            29,252,121    22,566,020    18,581,953

Consolidated                   86,309,803    89,304,452    77,838,926


Due to the nature of the Companys heat technology products, one contract may account for a large percentage of sales in a particular period; however, the Company is not dependent on any one heat technology customer on an ongoing basis.

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to the United Kingdom, Singapore and Canada.

Consolidated net sales in 2001 do not result from sales to any one individual customer in excess of 10% of total sales. Consolidated net sales in 2001 include approximately $22,167,000 attributable to customers in the steel industry.

Consolidated net sales in 2000 do not result from sales to any one individual customer in excess of 10% of total sales. Approximately $1,855,000 of consolidated net sales were attributable to customers in the steel industry.

Consolidated net sales in 1999 include approximately $7,983,000 or 10.3% from one customer executed by the Companys tire holders and lifts group. Approximately $957,000 of consolidated net sales were attributable to customers in the steel industry.





6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Companys financial instruments at December 31, 2001 and 2000. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                  2001
                                        Carrying         Fair
                                        Amount           Value
Financial assets
  Cash, including cash equivalent     $  3,636,673   $  3,636,673
   Accounts and notes receivables       17,376,784     17,376,784
Financial liabilities
   Notes payable                         9,422,202      9,422,202
   Trade accounts payables              10,232,880     10,232,880
   Customers advance payments
      on contracts                       2,809,988      2,809,988
   Other accrued liabilities             5,100,021      5,100,021
   Long-term debt                        3,214,934      3,335,292


                                                   2000
                                        Carrying          Fair
                                         Amount           Value

Financial assets
  Cash, including cash equivalents    $  3,782,359   $  3,782,359
   Accounts and notes receivables       22,837,518     22,837,518
Financial liabilities
   Notes payable                         6,264,415      6,264,415
   Trade accounts payables               9,908,141      9,908,141
   Customers advance payments
      on contracts                       2,624,038      2,624,038
   Other accrued liabilities             4,590,936      4,590,936
   Long-term debt                          807,936        773,456


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




7.  INVENTORIES

Inventories consist of the following:
                                             Finished
                      Raw       Work-in    products and
December 31        materials    process     components          Total

2001
Domestic           $4,042,514  $3,584,804   $4,122,735       $11,750,053
Foreign               551,315   1,270,233      238,608         2,060,156

    Total           4,593,829   4,855,037    4,361,343        13,810,209


2000
Domestic            3,282,829   2,461,074    4,444,169        10,188,072
Foreign               455,365     533,196      200,111         1,188,672

    Total           3,738,194   2,994,270    4,644,280        11,376,744


8.  LONG-TERM CONTRACTS AND RECEIVABLES

Accounts and notes receivable at December 31, 2001 and 2000 include the following elements from long-term contracts:
                                            2001         2000

Amounts billed                        $   686,150  $  2,277,383
Retainage, due upon completion                           69,146
Unbilled receivables                    1,118,641       738,034

    Total                               1,804,791     3,084,563

The balances billed but not paid by customers, pursuant to retainage provisions included in long-term contracts, will be due upon completion of the contracts and acceptance by the customer.

The unbilled receivables are comprised principally of amounts of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to the customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms the unbilled receivables at December 31, 2001 will be billed in 2002.

 Inventories include $145,616 relating to long-term sales contracts at December 31, 2001 and $11,897 at December 31, 2000.

 At December 31, 2001 and 2000, the Company had $1,689,816 and $1,457,509, respectively, of trade accounts receivable due from major U.S. automotive manufacturers. At December 31, 2001 and 2000, the Company had $4,041,653 and $5,315,136, respectively, of trade accounts receivable due from hearing aid manufacturers. The Company also had $505,064 and $2,057,770 at December 31, 2001 and 2000, respectively, in currently billed and unbilled receivables from long-term contracts for customers in the aluminum and glassware industry in North America and Europe.


The following analysis provides a detail of revenue recognition methodology by segment for the year ended December 31, 2001.


                                                  Precision
                                Tile Holders   Miniature Medical
                  Heat            Lifts and      and Electronic
                Technology     Related Products     Products       Total

Upon shipment    $ 9,853,850      $15,007,961     $37,786,762 $ 62,648,573
Percentage of
  completion      23,661,230                                    23,661,230

Total revenue     33,515,080       15,007,961      37,786,762   86,309,803




9.  NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable at December 31, 2001 and 2000 are summarized below:

                                                      2001          2000
Notes payable:
    Short term borrowings, European banks          $6,140,731    $ 882,415
    Short-term borrowings, domestic banks           2,977,526    5,382,000
    Short-term borrowings, Asian banks                303,945         --

    Total notes payable                             9,422,202    6,264,415

Consolidated European subsidiaries have working capital credit arrangements with European banks aggregating $8,694,000. Of this amount, $6,141,000 may be used to borrow funds for working capital or guarantee customer advance payments on contracts. The remaining $2,553,000 may be used only for guaranteeing customer advance payments, of which $2,553,000 was utilized at December 31, 2001 at interest rates ranging from .5% to .75%. At December 31, 2001 the Companys European subsidiaries had borrowings of $6,141,000, which bear interest at annual rates ranging from 5.5% to 9.05%. Certain of these credit arrangements have no expiration dates and are guaranteed by the Company. The European working capital credit arrangements were scheduled to expire April 15, 2002.

The maximum amounts of short-term borrowings and bank guarantees at any month end were $10,055,000 in 2001, $3,439,000 in 2000, and $2,327,000 in 1999. The average short-term borrowings and bank guarantees outstanding during 2001, 2000 and 1999 amounted to $8,264,000, $2,665,000 and $1,395,000, respectively. The average short-term interest rates in 2001, 2000 and 1999 for outstanding borrowings were 5.0%, 7.9% and 8.3%, respectively.

The Company and its domestic subsidiaries, entered into revolving credit loan facilities under which borrowings or letters of credit aggregating $4,500,000 and a Singapore dollar denominated term loan in the amount of $934,066 (S$1,700,000) could be outstanding at any one time. Borrowings of $2,978,000 as of December 31, 2001 under the facility bear interest at a rate of 1.5% above LIBOR (3.37375% at December 31, 2001) and a commitment fee of .25% per annum is payable on the unborrowed portion of the line. The domestic revolving loan credit facilities were scheduled to expire April 15, 2002.

The maximum amounts of short-term borrowings at any month end 2001 were $4,112,000. The average short-term borrowings outstanding during 2001 were $2,897,000. The average short-term interest rate in 2001 was 5.3%.

A subsidiary of the Company located in Singapore has a credit facility in the amount of $659,341 (S$1,200,000) of which $304,000 was outstanding at December 31, 2001. Maximum borrowings were $433,000 and average borrowings were $321,000. Borrowings under the facility bear interest at 6%, payable monthly. The Singapore credit facility was scheduled to expire April 15, 2002.

Long-Term Debt

Long-term debt at December 31, 2001 and 2000 is summarized below:

                                          2001         2000
Long-term debt:
    Term loans, domestic banks        $1,783,333   $  816,667
    Term loans, European banks         2,236,365       25,938
    Mortgage note                        682,500      772,500
    Other borrowings                       8,769       11,291
                                       4,710,967    1,626,396
Less:  current maturities              1,496,033      818,460

                                       3,214,934      807,936




The terms of the domestic loan agreements require monthly principal payments of approximately $33,333 through February, 2006 and $58,333 to February 2002. Additional payments of principal are required depending upon the annual earnings of the Companys domestic operations and as a result of this requirement, no payment is due in 2002. At December 31, 2001, the borrowings under the credit agreement bore interest, payable monthly, at an interest rate of 1.5% above LIBOR (3.37375% at December 31, 2001). The credit agreement is subject to a prepayment penalty of 3%, to the extent the loan is paid off with additional borrowings.

The Companys French subsidiary, Selas (SAS), financed its premises outside of Paris with bank borrowings maturing August 31, 2006 with required quarterly installments of principal of $40,773 (FF 300,000). The loan carries interest payable quarterly at the Euro Interbank Offered Rate (EURIBOR) plus .7% (4.03% at December 31, 2001). The loan balance as of December 31, 2001 was $773,905 (FF 5,400,000). This loan can be prepaid, subject to a premium of 3% of the amount prepaid. The debt is secured by the land and building of Selas S.A.

The mortgage note is payable monthly at $7,500 per month and carries a variable interest rate of LIBOR plus 1.25%. At December 31, 2001 the principal balance was $682,500 and the interest rate was 3.12375%. The aggregate maturities of long-term debt for the five years ending December 31, 2006 and thereafter are as follows:

Years ending December 31        Aggregate Maturity

       2002                         $ 1,496,033
       2003                           1,074,077
       2004                           1,383,546
       2005                             644,247
       2006                             113,064
       2007 and thereafter

                                      4,710,967

The domestic loan and the revolving credit loan facilities are secured by the Companys domestic assets, and the Companys domestic subsidiaries stock. The agreements contain restrictive covenants regarding the payment of cash dividends, maintenance of working capital, net worth, and shareholders equity, along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $26.6 million through December 31, 2001 consisting of shareholders' equity, plus subordinated debt, less intangible assets increased annually by 60% of net income and 60% of the aggregate amount of contributions to capital.

At September 30, 2001, the Company did not meet the tangible capital funds covenant of its existing loan and revolving credit facilities. The Company has obtained waivers from the bank through April 15, 2002. The Company has been negotiating with the bank to obtain new domestic revolving credit facilities, new domestic long-term financing and a new European working capital credit arrangement that is used for working capital or guarantee customer advance payments on contracts.

On April 15, 2002, the Company entered into a second waiver and amendment agreement for its domestic and foreign revolving credit and term loan facilities, and obtained a new domestic supplemental credit facility in the amount of $5,000,000 to be used for additional domestic borrowings and for the issuance of advance payment guarantees. Borrowings under the amended credit facilities bear interest at LIBOR plus 1.5% to 2.5% until the sale of the discontinued operations at which time the remaining credit facilities after paydown with proceeds, if any, from the sale bear interest at LIBOR plus 1.5% to 2.0% for the remaining term of the loan and a commitment fee of .25% per annum is payable on the unborrowed portion. In addition, the Company has agreed to pay a nonrefundable commitment fee of $150,000 plus an amount equal to 2% of that portion of the gross price of the sale of the European discontinued operation in excess of 7,000,000 Euros.

The Companys domestic revolving credit loan facilities of $2,977,526 mature on January 31,2003. The European term loan and credit facilities of $1,499,311 and $5,328,390,respectively, mature on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The domestic term loan credit facilities of $2,465,833 continue to expire during the period from July 1, 2004 and February 1, 2006. The Companys guarantee customer advance payments of $1,960,418 expire on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The new domestic supplemental credit facility of $5,000,000 matures on the earlier of January 31, 2003 or the date of the sale of the discontinued operations.

In connection with the second waiver and amendment agreement, the Company has pledged as collateral substantially all of the assets of the Companys domestic and foreign subsidiaries except for those assets that are impractical to pledge under local law. The credit facilities contain restrictive covenants regarding the payment of cash dividends, capital expenditures, acquisitions, maintenance of working capital, net worth and shareholders equity, along with the maintenance of certain financial ratios.

As of December 31, 2001, the Company was not required to maintain any financial covenants due to the receipt of a waiver from the financial institution. Management believes that the Company will be able to maintain the amended covenants through January 1, 2003.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of the European subsidiaries, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs. If, however, we do not generate sufficient cash or complete such financing on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.



10. DERIVATIVE FINANCIAL INSTRUMENTS

   Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. At December 31, 2001, the Companys French subsidiary was a party to one interest rate swap agreement. The interest rate swap agreement is with major European financial institutions and has a total notional amount of $.9 million at December 31, 2001. The notional amount will decrease consistent with the terms of the related long-term debt agreement. The swap agreement requires fixed interest payments based on an effective rate of 8.55% for the remaining term through May, 2006. The subsidiary continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties. Additional interest incurred during 2001, 2000 and 1999 in connection with the swap agreement amounted to $32,943, $47,648 and $69,293, respectively.

   The fair value of the interest rate swap agreement was $.8 million at December 31, 2001. The fair value of this financial instrument (used for hedging purposes) represents the aggregate replacement cost based on financial institution quotes. The Company is exposed to market risks from changes in interest rates and fluctuations in foreign exchange rates.

   The Companys policy is to minimize its cash flow exposure to adverse changes in interest rates. This is accomplished through a controlled program of risk management that includes the use of derivative financial instruments. The Companys objective is to maintain economically balanced interest risk management strategies that provide adequate protection from significant fluctuations in the interest markets.

   Hedge uneffectiveness and the portions of derivative gains and losses excluded from assessments of hedge effectiveness related to the Companys outstanding cash flow hedges and which were recorded to earnings for the year ended December 31, 2001, were less than $0.1 million. Changes in fair value of derivatives qualifying as cash flow hedges are recorded in accumulated other comprehensive income (loss). The cumulative effect of the adoption of these statements was a decrease to other comprehensive (loss) of less than $45,000. At December 31, 2001, the net deferred after-tax hedging gain in accumulated other comprehensive income was $36,851 all of which is expected to be realized in earnings over the next twelve months ending December 31, 2002, at the time the underlying hedging transactions are realized. At various times subsequent to December 31, 2002, the Company expects gains from cash flow hedge transactions to total in the aggregate, approximately $100,000. The Company recognized its derivative gains and losses in the interest expense line of the consolidated statement of operations.

   Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 2001 and 2000. At December 31, 2001 and 2000, derivative financial instruments consisted primarily of interest rate swap contracts.


   11.  OTHER ACCRUED LIABILITIES:

   Other accrued liabilities at December 31, 2001 and 2000 are as follows:

                                           2001         2000

   Salaries, wages and commissions $ 1,803,782 $ 1,834,511 Taxes, including payroll withholdings
     And VAT, excluding income taxes      992,733      681,551
   Accrued pension costs                  951,923      964,958
   Accrued professional fees              579,200      330,955
   Accrued insurance                      101,463      202,534
   Other                                  670,920      576,427

                                        5,100,021    4,590,936



12.  DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

                                        Years ended December 31
                                       2001        2000       1999

Current
    Federal                      $   765,897   $1,596,045 $  501,519
    State                             57,858      322,603      7,194

    Foreign                          212,577      269,390    744,683
                                   1,036,332    2,188,038  1,253,396
Deferred
    Federal                          (63,773)     (67,999)   496,490
    State                            (16,575)      (5,942)   125,358

    Foreign                           17,777     (253,792)   (72,595)

                                     (62,571)    (327,733)   549,253

Income taxes                         973,761    1,860,305  1,802,649

Income (loss) before income taxes is as follows:
    Foreign                        (284,348)      162,322    654,125
    Domestic                      1,915,724     4,702,518  2,886,966

                                  1,631,376     4,864,840  3,541,091






The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

                                          Years ended December 31
                                        2001         2000       1999
Tax provision at statutory rate         34.0%        34.0%      34.0%
Valuation allowances-
  foreign losses                        17.7          1.2         .1
Effect of foreign tax rates              2.4          (.9)      12.6
Goodwill amortization                    8.5          1.9        3.9
State taxes net of federal benefit       1.7          4.4        2.5
Tax benefits related to export sales    (7.4)        (2.7)      (3.9)
Other                                    2.8           .3        1.7

Domestic and foreign income tax rate    59.7%        38.2%     50.9%


The significant components of deferred income taxes (benefits) for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                             Years ended December 31
                                            2001        2000       1999

Deferred income tax (benefit)          $  (66,747) $ (320,747) $  712,953
Increase (decrease) in
beginning-of-the
  year balance of the valuation
  allowance for deferred tax assets .      20,154     (15,661)   (176,524)
Currency translation adjustment           (15,978)      8,675      12,824

                                          (62,571)   (327,733)    549,253

Continuing operations income tax          973,761   1,860,305   1,802,649
Discontinued operations income tax
(benefit)                               1,388,738     (32,927)   (839,574)

Total income tax                        2,362,499   1,827,378     963,075









The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

                                                     2001       2000
Deferred tax assets:
  Postretirement benefit obligations             $1,197,427 $1,234,452
  Net operating loss carryforwards                1,386,218  1,387,575
  State income taxes                                464,332    356,371
  Guarantee obligations and estimated future
costs of                                            167,595     90,748
    service accruals
  Employee pension plan obligations                 323,654    328,086
  Compensated absences, principally due to
accrual
    for financial
    reporting purposes                              204,508    191,541
  Other                                             274,370    373,760
       Total gross deferred tax assets            4,018,104  3,962,533
       Less:  valuation allowance                 1,105,870  1,085,716
       Net deferred tax assets                    2,912,234  2,876,817
Deferred tax liabilities:
  Plant and equipment, principally due to
differences                                         899,624    980,238
  in depreciation and capitalized interest
  Other                                             140,787    174,418
       Total gross deferred tax liabilities       1,040,411  1,154,656
       Net deferred tax assets                    1,871,823  1,722,161


Domestic and foreign deferred taxes are comprised as follows:

December 31, 2001               Federal     State     Foreign    Total

Current deferred asset       $ 1,068,263 $ 122,150  $ 331,396  $1,521,809
Non-current deferred asset
(liability)                      149,066   271,454    (70,506)    350,014

Net deferred tax asset         1,217,329   393,604    260,890   1,871,823

December 31, 2000               Federal     State     Foreign    Total

Current deferred asset       $ 1,081,603   $ 7,050  $ 368,732  $1,457,385

Non-current deferred asset
(liability)                       89,883   271,679    (96,786)    264,776

Net deferred tax asset         1,171,486   278,729    271,946   1,722,161


The valuation allowance for deferred tax assets as of January 1, 2001 was $1,085,716. The net change in the total valuation allowance for the year ended December 31, 2001 was an increase of $20,154. The remaining valuation allowance of $1,105,870 is maintained against deferred tax assets which the Company has determined are not more than likely to be realized. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets will be reported in the consolidated statements of operations.




In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001.

At December 31, 2001 the Company has net operating loss carryforwards for foreign income tax purposes of $3,995,486 of which $617,277 expire in 2005, $914,065 expire in 2006 and $2,464,144 have no expiration date and are available to offset future foreign taxable income. The Company has recognized a valuation allowance for certain net operating loss carryforwards at foreign operations where utilization will not be realized.

No provision has been made for United States income tax which may be payable on undistributed income of the Companys foreign subsidiaries since it is the Companys intention to reinvest the unremitted earnings. Furthermore, based on current federal income tax laws, the federal income tax on future dividends will be offset by foreign tax credits in certain instances. At December 31, 2001 the Company has not recognized a deferred tax liability of approximately $57,000 on undistributed retained earnings of such subsidiaries of $169,000.

13 EMPLOYEE BENEFIT PLANS


The Company has two defined benefit pension plans. One covers salaried employees and the other plan covers union employees. The following table sets forth the plans funded status and amounts recognized in the Companys statements of financial position at December 31, 2001 and 2000:

                                                December 31

                                                    2001         2000

Change in Projected Benefit Obligation
Projected benefit obligation at January 1      $ 5,185,872  $ 4,996,028
Service cost (excluding administrative             157,664      188,700
expenses)
Interest cost                                      358,074      347,668
Actuarial (gain)  loss                              74,144      (19,148)
Benefits paid                                     (353,435)    (327,376)
Projected benefit obligation at December 31       5,422,319   5,185,872

Change in Fair Value of Plan Assets
Fair value of plan assets at January 1            5,345,128   5,450,575
Actual return on plan assets                       (387,451)    262,929
Employer contributions                               93,069
Expenses                                            (33,014)    (41,000)
Benefits paid                                      (353,435)   (327,376)

Fair value of plan assets at December 31          4,664,297   5,345,128

Funded status                                                   159,256
                                                  (758,022)
Unrecognized net actuarial (gain)
                                                  (196,216)   1,127,997)
Unrecognized prior service cost                      2,315        3,783

(Accrued) pension cost at December 31              (951,923)   (964,958)







Net periodic pension cost for these plans for the years 2001, 2000 and 1999 included the following components:

                                             Years ended December 31
                                           2001        2000       1999

Service cost   benefits earned during
  the period                            $ 185,465  $  217,458  $ 240,928
Interest cost on projected benefit
  obligation                              358,074     347,668    330,527
Expected return on assets                (410,366)   (421,230)  (376,931)
Amortization of net obligation                         55,124     55,121
Amortization of prior service cost          1,468       2,146     10,427
Recognized net actuarial (gain)           (54,607)    (65,446)    (2,628)

Net periodic pension cost                  80,034     135,720    257,444


The discount rate used to determine the projected benefit obligation for both the salaried and union plans was 7% for 2001 and 7.25% for 2000 and 1999.

The projected benefit obligation was determined by using an assumed rate of increase in compensation levels of 5% for the years 2001, 2002 and 1999 for the salaried plan. The expected long-term rate of return on assets for both plans was 8%.

The Companys French subsidiary, CFR, is obligated to contribute to an employee profit sharing plan under which annual contributions are determined on the basis of a prescribed formula using capitalization, salaries and certain revenues. There was no contribution to profit sharing in 2001 or 2000, however, 1999 had expense of $110,337.

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2001, 2000 and 1999 was $377,701, $328,452, and $383,015, respectively.

The Company provides postretirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999 a plan amendment was instituted which limits the liability for postretirement benefits beginning January 1, 2000 for certain employees who retire after that date. This plan amendment resulted in a $1.1 million unrecognized prior service cost reduction which will be recognized as employees render the services necessary to earn the postretirement benefit. The Companys policy is to pay the cost of these postretirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.






The following table presents the amounts recognized in the Companys consolidated balance sheet at December 31, 2001 and 2000 for postretirement medical benefits:

Accumulated postretirement medical benefit obligation:
                                                      December 31

                                                    2001         2000

Change in Projected Benefit Obligation
Projected benefit obligation at January 1       $1,377,085  $ 1,476,501
Service cost (excluding administrative              35,802       33,382
expenses)
Interest cost                                       94,401       98,656
Actuarial (gain)  loss                              33,941      (92,154)
Benefits paid                                     (159,621)    (139,300)

Projected benefit obligation at December 31      1,381,608    1,377,085

Change in Fair Value of Plan Assets
Employer contribution                              159,621      139,300
Benefits paid                                     (159,621)    (139,300)

Fair value of plan assets at December 31                 0            0

Funded status                                    1,381,608    1,377,085
Unrecognized net actuarial gain                    606,319      676,156
Unrecognized prior service cost                    984,036    1,059,731

Accrued postretirement benefit cost              2,971,963    3,112,972

Accrued postretirement medical benefit costs are classified as other postretirement benefit obligations as of December 31, 2001 and 2000.

Net periodic postretirement medical benefit costs for 2001, 2000 and 1999 include the following components:

                                           Years ended December 31
                                            2001         2000      1999

Service cost                             $ 35,802    $  33,382  $ 34,920
Interest cost                              94,401       98,656   170,180
Amortization of unrecognized prior
service                                   (75,695)     (75,695)
  cost
Amortization of unrecognized gain         (35,896)     (31,168)  (16,979)

Net periodic postretirement medical        18,612       25,175   188,121
benefit cost

For measurement purposes, a 8.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2001; the rate was assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement medical benefit obligation as of December 31, 2001 by $4,183 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost for the year ended December 31, 2001 by $2,145.

The weighted-average discount rate used in determining the accumulated postretirement medical benefit obligation at December 31, 2001 was 7.0% and 2000 and 1999 were 7.25%.

The Company provides retirement related benefits to former executive employees, and to certain foreign subsidiary employees in accordance with industry-wide collective labor agreements. The liabilities established for these benefits at December 31, 2001 and 2000 were $906,985 and $659,602, respectively, and are classified as other postretirement benefit obligations as of December 31, 2001 and 2000.

14. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Companys foreign operations is the currency of the country in which the entity resides; such currencies are the French franc, German mark, Italian lira, British pound, Singapore dollar, Portugal escudo and Japanese yen. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax where appropriate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. Foreign currency transaction gains (losses) included in the statements of operations for 2001, 2000 and 1999 were $46,007, $38,101 and ($191,420), respectively.

15.  COMMON STOCK AND STOCK OPTIONS

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

On February 20, 2001, the Board of Directors approved the 2001 Stock Option Plan where options of up to an aggegate of 1,000,000 common stocks may be awarded. At December 31, 2001 there were 975,000 shares available for grant.

At December 31, 2001, there were 40,000 additional shares available for grant under the 1998 plan. The per share weighted-average fair values of stock options granted in 2001 ranged from $.88 to $1.54 on the date of the grants using the Black Scholes option-pricing model with the following weighted average assumptions: 2001 expected dividend yield 2.2%; risk-free interest rates ranged from 4.46% to 4.99%; expected life of 6.5 years and expected volatility of the stock over the life of the options which is based on the past 11 years of the stocks activity.

The Company applies APB Opinion No. 25 in accounting for its Plans, and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date of its stock options under SFAS No. 123, the Companys net income would have been reduced to the pro forma amount indicated below:

                                            2001        2000        1999

Net income (loss) as reported          $(4,617,315) $ 2,935,786 $ 1,729,160
Net income (loss) pro forma             (4,753,476)   2,740,476   1,510,137
Basic earnings (loss) per share as
  reported                                    (.90)         .57         .33
Basic earnings (loss) per share pro           (.93)         .54         .29
forma


Options of 40,000 were granted in 2001 and options of 131,700 were granted in 2000. No options were granted in 1999. Pro forma net income reflects options granted in 2001 and 2000. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting periods of 3 to 5 years and compensation cost for options granted prior to January 1, 1998 is not considered.






Stock option activity during the periods indicated is as follows:

                                    Number of        Weighted-average
                                      Shares          Exercise Price


Outstanding at January 1, 1999       603,888             $8.14
   Options exercised                 (19,888)             4.20
   Options forfeited                 (13,600)             8.40

Outstanding at December 31, 1999     570,400              8.27
   Options forfeited                  26,400)             9.35
   Options expired                    (3,750)            11.42
   Options granted                   131,700              3.13

Outstanding at December 31, 2000     671,950              7.20
   Options forfeited                 (14,550)             8.04
   Options expired                   (78,000)             9.46
   Options granted                    40,000              3.09

Outstanding at December 31, 2001     619,400              6.63

The following summarizes information about the Companys stock options outstanding at December 31, 2001:

                               Options Outstanding
                               Weighted Average
Range of         Number            Remaining
Exercise      Outstanding        Contractual       Weighted-Average
 Prices       at 12/31/01           Life            Exercise Price

$2.06            15,000             10.0              $2.06
3.12-3.7        156,700              9.16              3.22
5.35-7.75       223,000              3.53              6.26
9.06-10.50      224,700              6.0               9.72

   Options Excercisable

Number
Exercisable    Weighted-Average
at 12/31/01    Exercise Price

 15,000       $   2.06
 27,007           3.13
213,000           6.19
188,820           9.77



16.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2001                         First      Second       Third     Fourth
                             Quarter    Quarter      Quarter   Quarter (b)
Net sales (a)             $23,571,000 $24,918,000 $18,696.000 $19,125,000

Gross Profit                5,586,000   5,554,000   3,302,000   4,894,000

Income (loss) from continuing
   operations net of tax      629,000     724,000    (794,000)     98,000
(Loss) from discontinued
  operations net of tax      (331,000)   (589,000)   (582,000) (3,772,000)
Net income (loss)             298,000     135,000  (1,376,000) (3,674,000)

Earnings (loss) per share

  Basic income (loss) per share
      Continuing operations       .12       . 14      (.16)        .02
      Discontinued operations    (.06)      (.11)     (.11)       (.74)
      Basic income (loss)
        per share                 .06       .03       (.27)       (.72)

   Diluted income (loss) per share
       Continuing operations      .12       .14       (.16)        .02
      Discontinued operations    (.06)     (.11)      (.11)       (.73)
      Diluted income (loss)
        per share                 .06       .03       (.27)       (.71)

(a)The Companys large custom-engineered subsidiaries generated approximately $15.6 million and $27.3 million of revenue in 2001 and 2000, respectively, and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. These sales have been reclassified to discontinued operations.

(b) In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with their European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.



2000                        First      Second       Third      Fourth
                            Quarter    Quarter      Quarter    Quarter
Net sales                $22,411,000 $22,290,000 $22,687,000 $21,915,000

Gross Profit               5,840,000   5,446,000   4,637,000   4,997,000

Income from continuing
  operations net of tax      936,000     760,000     589,000     720,000
Income (loss) from
  discontinued operations
  net of tax                 265,000     259,000    (187,000)   (406,000)
Net income                 1,201,000   1,019,000     402,000     314,000

Earnings (loss) per share
   Basic income (loss) per
   share
     Continuing operations        .18         .15        .12       .14
     Discontinued operations      .05         .05       (.04)     (.08)
     Basic income per share       .23         .20        .08       .06

    Diluted income (loss)
    per share
     Continuing operations        .18         .15        .12       .14
    Discontinued operations       .05         .05       (.04)     (.08)
     Diluted income per
      share                       .23         .20        .08       .06

Note: The sum of quarterly earnings may differ from full year amounts due to rounding.



17.  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                         2001


                                        Per
                           Income      Shares          Share
                         Numerator    Denominator     Amount


Basic Earnings
   Per Share
Income (loss)
Available
   To common
   Shareholders         $(4,617,315)   5,119,214      $ (.90)

Effect of Dilutive
    Securities

Stock options                             14,870

Diluted earnings
  Per share              (4,617,315)   5,134,084        (.90)


For additional disclosures regarding the stock options, see note 15.


                                        2000
                                                      Per
                          Income       Shares        Share
                         Numerator   Denominator     Amount

Basic Earnings
   Per Share
Income (loss)
Available
   To common
   Shareholders          $2,935,786   5,121,513       $0.57

Effect of Dilutive
    Securities

Stock options                            12,981

Diluted earnings
  Per share               2,935,786   5,134,494        0.57


For additional disclosures regarding the stock options, see note 15.



                                         1999

                                                      Per
                          Income      Shares         Share
                        Numerator   Denominator      Amount


Basic Earnings
   Per Share
Income (loss)
Available
   to common
   Shareholders          $1,729,160  5,196,072        $0.33

Effect of Dilutive
    Securities

Stock options                           12,018

Diluted earnings
  per share               1,729,160  5,208,090         0.33


For additional disclosures regarding the stock options, see note 15.




 18.  CONTINGENCIES AND COMMITMENTS

 The Company is a defendant along with a number of other parties in approximately 253 lawsuits as of December 31, 2001 (approximately 100 as of December 31, 2000) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed
 the Company that the primary policy for the period July 1, 1972   July
 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Companys excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management is of the opinion that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Companys consolidated financial position or results of operations.

 The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Companys consolidated financial position, liquidity, or results of operations.

Total rent expense for 2001, 2000, and 1999 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,496,000, $1,318,000 and $1,339,000, respectively. Remaining rentals
payable under such leases are as follows:   2002 - $1,441,000;  2003 -
$1,431,000; 2004 - $1,356,000; 2005 - $1,237,000; 2006 and thereafter -
$4,289,000.

One of the Companys subsidiaries has a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,122,000 of one of the suppliers products. The payments due the supplier are as follows: 2002 - $718,000; 2003 - $1,333,000; 2004 - $521,000.

19.  RELATED-PARTY TRANSACTIONS

One of the Companys subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total rent expense incurred under the lease was approximately $330,000 for 2001, 2000 and 1999. Annual lease commitments approximate $330,000 through December, 2002.









                     REPORT OF INDEPENDENT AUDITORS



 The Board of Directors and Shareholders
 Selas Corporation of America:


 We have audited the accompanying consolidated balance sheets of Selas Corporation of America and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selas Corporation of America and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

 As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.








 /s/ KPMG LLP


 Philadelphia, Pennsylvania`
 April 15, 2002