Form 10-K/A, Exhibit 13
period 2001-12-31
SELAS CORP OF AMERICA
filed 2002-05-24
CIK 88790

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

   THE COMMON STOCK OF SELAS CORPORATION OF AMERICA IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL SLS.


Selas Corporation of America
Five-Year Summary of Operations
(In thousands, except for share and per share data)

Years ended December 31            2001(a)   2000(b)   1999

Sales, net                     $   86,310  $  89,304 $77,839

Cost of sales                      66,974     68,384  57,640
Selling, general and
  administrative expenses          17,143     15,935  15,857
Interest expense                      515        574     534
Interest income                       (97)       (45)    (51)
Other (income) expense, net           144       (409)    318

Income from continuing
operations
  before income taxes               1,631      4,865   3,541
Income taxes                          973      1,860   1,803

Income from continuing
operations                            658      3,005   1,738
Income (loss) from
discontinued
  operations, net of income
  taxes                             (5,275)       (69)    (9)

 Net income (loss)                  (4,617)    2,936   1,729

Basic earnings (loss) per
share:
Continuing operations                 .13        .59     .33
Discontinued operations             (1.03)      .(02)
Net income (loss)                    (.90)       .57     .33

Diluted earnings (loss) per
share:
Continuing operations                 .13        .59     .33
Discontinued operations             (1.03)      .(02)
Net income (loss)                    (.90)       .57     .33

Comprehensive income (loss)         (4,802)    1,746   1,672

Weighted average number of
  Shares outstanding during
year

Basic                          5,119,214   5,121,513 5,196,072

Diluted                        5,134,084   5,134,494 5,208,090






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
  2001 and $428,000 in 2000

Accounts and notes receivable (includingunbilled
  receivables of $1,857,000 in 2001 and$3,775,000
  in 2000), less allowance for doubtfulaccounts of
  $456,000 in 2001 and $453,000 in 2000          17,376,784   22,837,518

Inventories                                      13,810,209   11,376,744

Deferred income taxes                             1,521,809    1,457,385

Other current assets                              1,033,689    1,298,897

       Total current assets                      37,379,164   40,752,903

Property, plant and equipment
    Land                                            554,943      554,943
    Buildings                                     7,143,408    7,161,309
    Machinery and equipment                      32,502,680   30,436,805
                                                 40,201,031   38,153,057
    Less:  Accumulated depreciation              25,621,190   22,701,389

         Net property, plant and equipment       14,579,841   15,451,668

Net assets of discontinued operations             6,636,127    1,676,929

Excess of cost over net assets of acquired
  subsidiaries, less accumulated amortization of
  $4,562,000 and $3,898,000                      15,631,502   15,599,884

Deferred income taxes                               350,014      264,776

Other assets, less amortization                   1,523,320      846,607

                                                 76,099,968   74,592,767









    See accompanying notes to the consolidated financial statements.





December 31, 2001 and 2000

Liabilities and Shareholders Equity                    2001        2000
Current liabilities

  Notes payable                                  $ 9,422,202  $ 6,264,415

  Current maturities of long-term debt             1,496,033      818,460

  Accounts payable                                10,232,880    9,908,141

  Federal, state and foreign income taxes            461,393    1,201,720

  Customers advance payments on contracts          2,809,988    2,624,038

  Guarantee obligations and estimated future         878,952      506,102
costs of
   service

  Other accrued liabilities                        5,100,021    4,590,936

      Total current liabilities                   30,401,469   25,913,812

Long-term debt                                     3,214,934      807,936

Other postretirement benefit obligations           3,878,948    3,772,574

Contingencies and commitments

Shareholders equity

  Common shares, $1 par; 10,000,000 shares
    authorized; 5,634,968 shares issued            5,634,968    5,634,968

  Additional paid-in capital                      12,012,541   12,012,541

  Retained earnings                               23,297,747   28,606,413

  Accumulated other comprehensive loss            (1,075,561)    (890,399)
                                                  39,869,695   45,363,523
  Less:    515,754 common shares, respectively,
held                                              (1,265,078)  (1,265,078)
           in treasury, at cost

      Total shareholders equity                   38,604,617   44,098,445

                                                  76,099,968   74,592,767














    See accompanying notes to the consolidated financial statements.


Consolidated Statements of Cash Flows

Years ended December, 31                          2001        2000

Cash flows from operating activities:
   Net income (loss)                         $(4,617,315)$ 2,935,786
   Adjustments to reconcile net income
(loss) to
      net cash provided by operating
activities:
      Depreciation and amortization            4,025,394   3,772,752
      Equity in loss of unconsolidated
        Affiliate                                              9,341
      (Gains) losses on sale of property and
        equipment                                 (1,982)     (9,247)
      Deferred taxes                             (62,571)   (327,733)
      Changes in operating assets and
         liabilities:
        (Increase) decrease in accounts        3,873,518
         receivable                                       (4,796,697)
        (Increase) decrease in inventories    (2,235,897)   (867,358)
        (Increase) decrease in other assets   (1,203,959)    204,559
        Increase (decrease) in accounts         (313,580)  4,028,946
payable
        Increase (decrease) in accrued           405,504     247,679
expenses
        Increase in customer advances            286,611   1,788,403
        Increase (decrease) in other             160,889    (512,764)
liabilities

            Net cash provided by operating       316,612   6,473,667
             activities
            Net cash provided (used) by
             discontinued operations           3,071,679    (158,226)

Cash flows from investing activities:
    Purchases of property, plant and          (2,332,113) (3,675,930)
equipment
    Proceeds from sales of property and           11,847      24,260
equipment
    Dividend from unconsolidated affiliate
    Acquisition of subsidiary companies,
       net of cash acquired                      (65,155)    365,357

           Net cash (used) by investing
            Activities                        (2,385,421) (3,286,313)

Cash flows from financing activities:
    Proceeds from short-term borrowings        3,396,314   2,227,453
    Repayments of short-term borrowings       (3,942,418)    (92,730)
    Proceeds from borrowings used to acquire
       subsidiaries                              672,136
    Proceeds from long-term debt               1,919,191
    Repayments of long-term debt              (2,250,140) (1,261,863)
    Proceeds from exercise of stock options
    Purchase of treasury shares                              (62,308)
    Payment of dividends                        (691,351)   (922,053)

         Net cash (used) by financing           (896,268)    111,501)
activities

Effect of exchange rate changes on cash         (252,288)   (271,137)
Increase (decrease) in cash and cash            (145,686)  2,646,490
equivalents
Cash and cash equivalents beginning of year    3,782,359   1,135,869

Cash and cash equivalents end of year          3,636,673   3,782,359




    See accompanying notes to the consolidated financial statements.



Years ended December, 31                                     1999

Cash flows from operating activities:
   Net income (loss)                                     $ 1,729,160
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
      Depreciation and amortization                        3,689,944
      Equity in loss of unconsolidated
        affiliate                                              2,181
      (Gains) losses on sale of property and
        equipment                                             20,288
      Deferred taxes                                         549,253
      Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable           (89,376)
        (Increase) decrease in inventories                   687,363
        (Increase) decrease in other assets               (1,063,592)
        Increase (decrease) in accounts payable              493,690
        Increase (decrease) in accrued expenses             (495,480)
        Increase in customer advances                        617,885
        Increase (decrease) in other liabilities             (25,661)

            Net cash provided by operating activities.     6,115,655
            Net cash provided (used) by discontinued
            operations                                      (400,150)

Cash flows from investing activities:
    Purchases of property, plant and equipment            (3,842,191)
    Proceeds from sales of property and equipment            117,444
    Dividend from unconsolidated affiliate                    14,476
    Acquisition of subsidiary companies,
       net of cash acquired                                  (37,895)

           Net cash (used) by investing activities
                                                         (3,748,166)

Cash flows from financing activities:
    Proceeds from short-term borrowings                    1,914,792
    Repayments of short-term borrowings                       (1,132)
    Proceeds from borrowings used to acquire
       subsidiaries
    Proceeds from long-term debt                           1,014,186
    Repayments of long-term debt                          (3,665,315)
    Proceeds from exercise of stock options                   83,540
    Purchase of treasury shares                             (820,833)
    Payment of dividends                                    (934,303)

         Net cash (used) by financing activities          (2,409,065)

Effect of exchange rate changes on cash                     (147,880)
Increase (decrease) in cash and cash equivalents            (589,606)
Cash and cash equivalents beginning of year                1,725,475

Cash and cash equivalents end of year                      1,135,869






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



For the year ended
December 31, 2001                             Segments

                                                     Tire Holders,
                                                      Lifts and
                                         Heat          Related
                                       Technology     Products

                                          (a)
Sales, net                              $ 33,515,080  $15,007,961
Operating costs and expenses              31,967,080   13,964,608
General corporate expenses, net

Operating income                           1,548,000    1,043,353

Interest expense                             144,446          --
Interest expense corporate                        --          --
Interest (income)                            (17,046)         --
Other (income) expense, net                   69,301      (12,636)

Income from continuing operations
before                                     1,351,299    1,055,989
   income taxes
Income taxes                                 820,219      376,535
Income taxes (benefits) general
 corporate expenses, net                          --          --

Income from continuing operations            531,080     679,454

(Loss)  from discontinued
  operations, net of income tax                   --          --

Net income (loss)                            531,080      679,454

Depreciation and amortization                471,439      199,204

Property, plant and equipment additions      193,629       19,571

Total assets   continuing operations      22,275,232    6,289,412

Total assets   discontinued operations            --           --

Total assets                              22,275,232    6,289,412



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

The Company's French subsidiary, Selas (SAS), financed its premises outside of Paris with bank borrowings maturing August 31, 2006 with required quarterly installments of principal of $40,773 (FF 300,000). The loan carries interest payable quarterly at the Euro Interbank Offered Rate (EURIBOR) plus .7% (4.03% at December 31, 2001). The loan balance as of December 31, 2001 was $773,905 (FF 5,400,000). This loan can be prepaid, subject to a premium of 3% of the amount prepaid. The debt is secured by the land and building of Selas S.A.

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

The Company's domestic revolving credit loan facilities of $2,977,526 mature on January 31, 2003. The European term loan and credit facilities of $1,499,311 and $5,328,390,respectively, mature on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The domestic term loan credit facilities of $2,465,833 continue to expire during the period from July 1, 2004 and February 1, 2006. The Companys guarantee customer advance payments of $1,960,418 expire on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The new domestic supplemental credit facility of $5,000,000 matures on the earlier of January 31, 2003 or the date of the sale of the discontinued operations.

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

13 EMPLOYEE BENEFIT PLANS


The Company has two defined benefit pension plans. One covers salaried employees and the other plan covers union employees. The following table sets forth the plans funded status and amounts recognized in the Companys statements of financial position at December 31, 2001 and 2000:

                                                December 31

                                                    2001         2000

Change in Projected Benefit Obligation
Projected benefit obligation at January 1      $ 5,185,872  $ 4,996,028
Service cost (excluding administrative             157,664      188,700
expenses)
Interest cost                                      358,074      347,668
Actuarial (gain)  loss                              74,144      (19,148)
Benefits paid                                     (353,435)    (327,376)
Projected benefit obligation at December 31       5,422,319   5,185,872

Change in Fair Value of Plan Assets
Fair value of plan assets at January 1            5,345,128   5,450,575
Actual return on plan assets                       (387,451)    262,929
Employer contributions                               93,069
Expenses                                            (33,014)    (41,000)
Benefits paid                                      (353,435)   (327,376)

Fair value of plan assets at December 31          4,664,297   5,345,128

Funded status                                                   159,256
                                                  (758,022)
Unrecognized net actuarial (gain)
                                                  (196,216)  (1,127,997)
Unrecognized prior service cost                      2,315        3,783

(Accrued) pension cost at December 31              (951,923)   (964,958)







Net periodic pension cost for these plans for the years 2001, 2000 and 1999 included the following components:

                                             Years ended December 31
                                           2001        2000       1999

Service cost   benefits earned during
  the period                            $ 185,465  $  217,458  $ 240,928
Interest cost on projected benefit
  obligation                              358,074     347,668    330,527
Expected return on assets                (410,366)   (421,230)  (376,931)
Amortization of net obligation                         55,124     55,121
Amortization of prior service cost          1,468       2,146     10,427
Recognized net actuarial (gain)           (54,607)    (65,446)    (2,628)

Net periodic pension cost                  80,034     135,720    257,444


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






Stock option activity during the periods indicated is as follows:

                                    Number of        Weighted-average
                                      Shares          Exercise Price


Outstanding at January 1, 1999       603,888             $8.14
   Options exercised                 (19,888)             4.20
   Options forfeited                 (13,600)             8.40

Outstanding at December 31, 1999     570,400              8.27
   Options forfeited                 (26,400)             9.35
   Options expired                    (3,750)            11.42
   Options granted                   131,700              3.13

Outstanding at December 31, 2000     671,950              7.20
   Options forfeited                 (14,550)             8.04
   Options expired                   (78,000)             9.46
   Options granted                    40,000              3.09

Outstanding at December 31, 2001     619,400              6.63

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



16.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2001                         First      Second       Third     Fourth
                             Quarter    Quarter      Quarter   Quarter (b)
Net sales (a)             $23,571,000 $24,918,000 $18,696,000 $19,125,000

Gross Profit                5,586,000   5,554,000   3,302,000   4,894,000

Income (loss) from continuing
   operations net of tax      629,000     724,000    (794,000)     98,000
(Loss) from discontinued
  operations net of tax      (331,000)   (589,000)   (582,000) (3,772,000)
Net income (loss)             298,000     135,000  (1,376,000) (3,674,000)

Earnings (loss) per share

  Basic income (loss) per share
      Continuing operations       .12        .14      (.16)        .02
      Discontinued operations    (.06)      (.11)     (.11)       (.74)
      Basic income (loss)
        per share                 .06       .03       (.27)       (.72)

   Diluted income (loss) per share
       Continuing operations      .12       .14       (.16)        .02
      Discontinued operations    (.06)     (.11)      (.11)       (.73)
      Diluted income (loss)
        per share                 .06       .03       (.27)       (.71)

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

One of the Company's subsidiaries has a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,122,000 of one of the suppliers products. The payments due the supplier are as follows: 2002 - $718,000; 2003 - $1,333,000; 2004 - $521,000.

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