Form 10-K, Exhibit 13
period 2002-12-31
SELAS CORP OF AMERICA
filed 2003-03-21
CIK 88790

Exhibit 13


                                                                           2002
                                                                          ANNUAL
                                                                          REPORT








                                  [LOGO] SELAS
                                         -----
                             CORPORATION OF AMERICA

SELAS CORPORATION OF AMERICA
(the Company) is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in St. Paul, Minnesota with operations in Pennsylvania, Ohio, California, France, Germany, Japan, Portugal and Singapore, operates directly or through subsidiaries in two business segments.

The Company's Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components, systems and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. Under the SelasTM name, the Heat Technology segment designs and manufactures specialized industrial heat processing systems for the aluminum and glassware industries worldwide, and replacement parts for steel, aluminum, glass and other manufacturers worldwide.

In the fourth quarter of 2002, the Company initiated its plan to dispose of the Company's Tire Holders, Lifts and Related Products segment. This segment consists of one wholly-owned subsidiary operating on a stand alone basis that sells tire holders, lifts and related products to automotive customers. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and has reclassified the historical financial data. This subsidiary had sales of $16.8 million, $15.0 million and $17.8 million and net income of $1,173,000, $679,000 and $1,369,000 in 2002, 2001 and 2000,
respectively. See further information in note 2 to the consolidated financial statements.

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). The sale, with the exception of Selas Italiana, S.r.L. was completed in December 2002. These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $13.5 million, $15.6 million and $27.3 million of sales and a net loss from operations of $8 million, $5.3 million and $69,000 in 2002, 2001 and 2000, respectively. The Company accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $15,632,000. The Company determined the goodwill associated with its European Heat Technology operations had been impaired and wrote-off the remaining goodwill of $1,528,000, $404,000 of negative goodwill pertaining to its Asian Heat Technology operations, and the Company recognized an impairment of $9,428,000 associated with its Precision Miniature Medical and Electronics Products Business. The net charge totaling $10,552,000 was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. The corresponding deferred tax asset was offset by a valuation allowance, see note 11 to the consolidated financial statements. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

MARKET AND DIVIDEND INFORMATION

                                 2002                           2001
                          ------------------             ------------------
                                Market                         Market
                              Price Range                    Price Range
                          ------------------             ------------------
Quarter                     High         Low               High         Low
   First ...............  $2.350      $1.650             $4.000      $3.100
   Second ..............   2.880       2.150              4.750       3.300
   Third ...............   2.690       2.030              4.500       2.850
   Fourth ..............   2.350       1.500              3.600       2.000

At March 17, 2003 the Company had 402 shareholders of record.


The following table provides information regarding cash dividends declared by the Company during each quarterly period for the last two years.

                                   2002                2001
                                 -------             -------
Dividends per share:
  First Quarter                  $    --             $  .045
  Second Quarter                      --                .045
  Third Quarter                       --                .045
  Fourth Quarter                      --                  --

The payment of any future dividends is subject to the discretion of the Board of Directors and is dependent on a number of factors, including the Company's capital requirements, financial condition, financial covenants and cash availability. The Company ceased paying quarterly dividends in the fourth quarter of 2001 and has no intention of paying dividends in the foreseeable future. Terms of the Company's banking agreements prohibit the payment of dividends without prior bank approval.

THE COMMON STOCK OF SELAS CORPORATION OF AMERICA IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL SLS.

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31                          2002(a)          2001

Sales, net                                  $ 64,592,000     $ 71,302,000
                                          ==============     ============
(Loss) from continuing operations,
  net of income tax                           (4,169,000)         (22,000)
(Loss) from discontinued
  operations, net of income tax               (6,833,000)      (4,595,000)
                                          --------------     ------------
Net (loss) before change in accounting
  principle                                  (11,002,000)      (4,617,000)
                                          --------------     ------------

Cumulative effect of change in
  accounting principle(b)                    (10,552,000)              --
                                          --------------     ------------

Net (loss)                                $  (21,554,000)    $ (4,617,000)
                                          ==============     ============

Basic (loss) per share:
  Continuing operations                   $         (.81)    $         --
  Discontinued operations                          (1.34)            (.90)
  Accounting principle change (b)                  (2.06)              --
                                          --------------     ------------
  Net (loss)                              $        (4.21)    $       (.90)
                                          ==============     ============

Diluted (loss) per share:
  Continuing operations                   $         (.81)    $         --
  Discontinued operations                          (1.34)            (.90)
  Accounting principle change                      (2.06)              --
                                          --------------     ------------
  Net (loss) per share                    $        (4.21)    $       (.90)
                                          ==============     ============

Working capital                           $    3,554,000     $ 15,136,000
Total assets                              $   63,555,000     $ 86,601,000
Total shareholders' equity                $   16,616,000     $ 38,605,000


(a) The Company has reclassified two of its businesses as discontinued operations - the large custom-engineered furnace business, which was sold in December 2002, and the Company's Tire Holders, Lifts and Related Products business. For 2002 and 2001, the large custom-engineered furnace business had revenue of $13.5 and $15.6 million and net losses of $8.0 million and $5.3 million, respectively. For those same years, the Tire Holders, Lifts and Related Products business had revenue of $16.8 and $15.0 million and net income of $1.2 million and $0.7 million.

(b) As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. For further information, refer to note 6 of the consolidated financial statements.

                      (This Page Intentionally Left Blank)

TO OUR SHAREHOLDERS:

When I became CEO of Selas Corporation of America in May 2001, I promised I would lead a transition for the company, helping to improve profitability and expand new growth opportunities. The Company's performance in 2001 and 2002 strengthened management's resolve to move forward at an accelerated pace to change our product mix and focus. Although a sluggish economy has made this transition more difficult, it reinforces our decision to put Selas on firmer financial footing and increase its potential for steady, future growth.

Financial results for 2002 were poor, reflecting a global economic downturn that has affected many of our markets as well as the costs of our restructuring, but we are optimistic for the future. We believe we will be able to take advantage of new and growing markets by repositioning and restructuring the Company in several key areas.

As I said at our 2002 annual meeting, the future of Selas will be built around the core product lines of our Precision Miniature Medical and Electronic Products business segment. In this letter, I will describe how we intend to generate shareholder value by finding strategic buyers for our non-core businesses. And I will note significant changes in how we are re-deploying certain assets to maintain profitable growth in our Precision Miniature Medical and Electronic Products business.


INCREASING OUR FUTURE GROWTH POTENTIAL

Our long-term strategy is to create accelerated growth for our Precision Miniature Medical and Electronic Products business. Selas' core competencies position us well to expand our line of medical products to capture significantly more business. Because of our expertise in the robotic manufacture of miniature and micro-miniature electronic products, we believe we are well-suited to compete in a medical device market that is increasingly demanding products with increased portability, improved infection control, better cost containment, more reliability and high customer satisfaction.

We have already established solid relationships with Fortune 500 medical companies, including Abbott Laboratories and Deltec, and we have successfully completed several programs with these customers, taking concepts from design to robotic manufacture of customized microelectronic and mechanical assemblies. For example, in 2002, we worked with Deltec to design and manufacture a completely customized safety needle for drug delivery, enabling safer disposal of user needles. We expect continued and stronger growth in this area.

We also expect to be a key player in the global hearing health market. Although this market has been stagnant for the past several years, we believe that this is a transitory phenomenon due to factors such as a relatively youthful population, outdated hearing-aid technology and high product costs.

We further believe that, over the next few years, key hurdles limiting the growth of the hearing health market will be resolved. For starters, in the industrialized markets of Europe, Japan and the United States, a large portion of the population is growing older - an important factor in hearing loss. In each region, the fastest-growing segment of the population is the over-65 age group.

New product offerings will also help expand the hearing health market, as digital technology enables the manufacture of advanced hearing aid devices at relatively low cost - which we believe will set the stage for many years of solid growth. We intend to use our proven expertise as a leading supplier to the hearing health market to create an advanced line of amplifier assemblies and systems based on Digital Signal Processing (DSP) technology.

Using DSP technology, we have the ability to create hearing aids and similar amplifier devices that have better clarity, stronger pricing points and an improved ability to filter out background noise, compared to most products currently on the market. Low- to moderately-priced DSP hearing aids, like our newly introduced line of ClariD Digital ONE(TM) DSP hearing aid amplifier products, represent the fastest-growing segment in the hearing-aid market. First introduced in October 2002, our initial product line is already in production and we expect to launch additional products throughout 2003.

And because the hearing health business unit generates considerable cash, it should help support emerging growth opportunities in our medical device and audio communications business units. In particular, we expect the high-quality audio communications market to be a solid performer for our Company in coming years. During the past two years, we have reorganized this business by adding a global sales and marketing capability and investing in new products.

Selas first entered the high-quality audio communication device market in January 2001, with the purchase of the Singapore-based Lectret Precision headset business. Last year, we used this business to launch a new line of miniature, professional audio headset products used by performers and support staff in the music and stage performance markets. For customers focusing on homeland security needs, we recently introduced several new communication devices that are more portable and perform well in noisy or hazardous environments - well designed to fit with applications in the fire, law enforcement, safety and military markets.


REDEFINING THE COMPANY'S VISION

Just as we see significant growth potential from our Precision Miniature Medical and Electronic Products segment, we also believe that now is the time to begin de-emphasizing our role in the Heat Technology and Automotive businesses. To meet this goal, we have already begun to transition out of several key Heat Technology markets. And we intend to find a strategic buyer to run our automotive business, Deuer Manufacturing.

Deuer is a fine company and has been a solid contributor to Selas' earnings and cash flow. However, we have analyzed the market situation and opportunities and it does not fit our vision of the Company's future. We intend to find a strategic buyer that can help Deuer continue to flourish and grow, while Selas targets its resources in other market segments. This is a move that we believe will benefit Selas, as well as the employees, management and customers of Deuer Manufacturing.

We have also begun to scale back our emphasis on other aspects of the Heat Technology business. In 2001, we made the decision to sell our large, custom-engineered furnace business, which is now reflected as a discontinued operation in our financial statements. The sale was completed in 2002.

We have maintained ownership of our small-furnace business in Europe, but are now in the process of restructuring its operations in an effort to return it to profitability and position it for eventual sale. And we streamlined our workforce by reorganizing our operations in Dresher, Pennsylvania, Tokyo and Dusseldorf, Germany, into a single "Burners and Components" business. The Company has also listed for sale its Heat Technology facilities in Paris, France, and Dresher, Pennsylvania.

We hope to complete the sale of the Dresher and Paris facilities during 2003. In addition, we plan to sell our remaining small-furnace operations in Europe. However, we have not reflected this as a "discontinued operation" in our current financial statements because we don't expect a transaction to close in 2003. We intend to find strategic buyers for the Heat Technology business that can add value and help it grow, while also benefiting our shareholders and employees. The sale of these businesses and assets will substantially complete the Company's transition to focus more on the Precision Miniature Medical and Electronic Products market.

De-emphasizing the Heat Technology and Automotive businesses will free up management resources and cash, enabling us to expand on growth opportunities in the Precision Miniature Medical and Electronics Products segment. Our management team is committed to gaining recognition in the financial community for the new direction and enhanced potential of Selas. We take very seriously our obligation to you - our valued shareholders, customers and employees.


LOOKING FORWARD

In order to strengthen our corporate management team and enable a speedy transition to the new Selas, Robert Gallagher has joined the management team as Chief Financial Officer, and Gerald Broecker was promoted to Vice President of Administration. These new additions significantly deepen our corporate management team. CFO Bob Gallagher brings with him 25 years of financial experience, including CFO stints at two other public companies. Likewise, Vice President Jerry Broecker brings more than 30 years of experience in business administration and process development to the Precision Miniature Medical and Electronic Products group.

As we start 2003, we bid farewell to a valued member of our Board of Directors. John Duerden, a former CEO of Xerox Engineering Systems, resigned from the board due to extensive time commitments on a new assignment in England. We appreciate John's involvement with Selas and wish him well in his new endeavor.

We look forward to taking significant steps toward completing our transition in 2003. Once this is accomplished, we believe a Selas that is focused on the Precision Miniature Medical and Electronic Products market will have excellent opportunities for growth. We anticipate it will give us entry to markets that offer a sustained cycle of profitability and are less volatile enabling Selas to grow consistently over the long term.

In closing, I would like to take this opportunity, on behalf of management and the Board of Directors, to thank you for your continued interest and support. As the largest individual shareholder of Selas stock, I want to assure you of my commitment to enhance shareholder value for each and every one of our investors.


/s/ Mark S. Gorder


Mark S. Gorder
President and Chief
Executive Officer

FIVE-YEAR SUMMARY OF OPERATIONS*
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

YEARS ENDED DECEMBER 31                         2002(a)         2001(b)         2000(c)         1999            1998(d)
Sales, net ..............................    $    64,592     $    71,302     $    71,520     $    59,312     $    65,333
Cost of sales ...........................         52,452          54,403          54,529          43,052          46,500
Selling, general and
    Administrative expenses .............         16,828          15,749          14,165          14,039          12,732
Interest expense ........................            465             515             574             534             634
Interest income .........................            (72)            (97)            (45)            (49)            (42)
Other (income) expense, net .............           (159)            157            (398)            318             (51)
                                             -----------     -----------     -----------     -----------     -----------

Income (loss) from continuing operations
    before income taxes, discontinued
    operations and change in accounting
    principle ...........................         (4,922)            575           2,695           1,418           5,560
Income taxes (benefit) ..................           (753)            597           1,059           1,028           1,157
                                             -----------     -----------     -----------     -----------     -----------

Income (loss) from continuing operations
    before change in accounting principle         (4,169)            (22)          1,636             390           4,403
Income (loss) from discontinued
    operations, net of income taxes .....         (6,833)         (4,595)          1,300           1,339            (793)
                                             -----------     -----------     -----------     -----------     -----------

Net income (loss) before change in
    accounting principle ................        (11,002)         (4,617)          2,936           1,729           3,610

Cumulative effect of change in
    accounting principle ................        (10,552)             --              --              --              --
                                             -----------     -----------     -----------     -----------     -----------

Net income (loss) .......................    $   (21,554)    $    (4,617)    $     2,936     $     1,729     $     3,610
                                             ===========     ===========     ===========     ===========     ===========

Basic earnings (loss) per share:
    Continuing operation ................    $      (.81)      $      --     $       .32     $       .07     $       .84
    Discontinued operations .............          (1.34)           (.90)            .25             .26            (.15)
    Accounting principle change .........          (2.06)             --              --              --              --
                                             -----------     -----------     -----------     -----------     -----------
    Net income (loss) ...................    $     (4.21)    $      (.90)    $       .57     $       .33     $       .69
                                             ===========     ===========     ===========     ===========     ===========

Diluted earnings (loss) per share:
    Continuing operations ...............    $      (.81)      $      --     $       .32     $       .07     $       .83
    Discontinued operations .............          (1.34)           (.90)            .25             .26            (.15)
    Accounting principle change .........          (2.06)             --              --              --              --
                                             -----------     -----------     -----------     -----------     -----------
    Net income (loss) ...................    $     (4.21)    $      (.90)    $       .57     $       .33     $       .68
                                             ===========     ===========     ===========     ===========     ===========

Comprehensive income (loss) .............    $   (21,989)    $    (4,802)    $     1,746     $     1,672     $     3,665
                                             ===========     ===========     ===========     ===========     ===========

Weighted average number of
  shares outstanding during year

Basic ...................................      5,119,214       5,119,214       5,121,513       5,196,072       5,233,016
                                             ===========     ===========     ===========     ===========     ===========

Diluted .................................      5,119,214       5,134,084       5,134,494       5,208,090       5,310,354
                                             ===========     ===========     ===========     ===========     ===========

OTHER FINANCIAL HIGHLIGHTS*
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

YEARS ENDED DECEMBER 31                2002(a)      2001(b)      2000(c)        1999       1998(d)
Working capital ..................    $  3,554     $ 15,136     $ 18,209     $ 17,912     $ 19,971

Total assets .....................    $ 63,555     $ 86,601     $ 96,331     $ 85,130     $ 87,965

Long-term debt ...................    $  2,736     $  3,215     $    808     $  1,617     $  3,102

Long-term benefit obligations ....    $  3,866     $  3,879     $  3,773     $  3,847     $  3,770

Shareholders' equity:
    Capital stock and
additional paid-in capital .......    $ 17,648     $ 17,648     $ 17,648     $ 17,648     $ 17,557

    Retained earnings ............       1,743       23,298       28,606       26,593       25,798
    Accumulated other
       comprehensive income (loss)      (1,510)      (1,076)        (890)         299          357

    Treasury stock ...............      (1,265)      (1,265)      (1,265)      (1,203)        (382)
                                      --------     --------     --------     --------     --------
    Total shareholders' equity ...    $ 16,616     $ 38,605     $ 44,099     $ 43,337     $ 43,330

Depreciation and
    amortization .................    $  2,946     $  3,826     $  3,562     $  3,479     $  3,318

Dividends per share ..............       $  --     $   .135     $    .18     $    .18     $    .18


* See Note 15 to the Company's consolidated financial statements included herein for quarterly results of operations.

(a) The Company has reclassified two of its businesses as discontinued operations - the large custom-engineered furnace business, which was sold in December 2002, and the Company's Tire Holders, Lifts and Related Products business. Accordingly, the historical financial information has been reclassified. See note 2 to the consolidated financial statements.

(b) On January 11, 2001, the Company acquired the stock of Lectret, a Singapore based company.

     On April 25, 2001, the Company sold a minority interest of Nippon Selas, a Tokyo, Japan based company to three directors of Nippon Selas.

(c) On January 12, 2000, a subsidiary of the Company acquired the stock of Ermat S.A.

     On June 6, 2000, the Company acquired the remaining 50.1% interest of Nippon Selas.

(d) On February 28, 1998, a subsidiary of the Company acquired the stock of CFR.

     On May 27, 1998, a subsidiary of the Company acquired the stock of IMB Electronic Products, Inc.

     On October 28, 1998, a subsidiary of the Company, RTI Technologies PTE LTD, acquired certain assets and liabilities of Lectret.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements included in this Annual Report to Shareholders or documents the Company files with the Securities and Exchange Commission, which are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to:

o    statements in the letter to shareholders;
o statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations";
o    statements in Notes to the Company's Consolidated Financial Statements; and
o statements in the Company's annual report on Form 10-K for the year ended December 31, 2002 in "Business" and "Risk Factors".

Forward-looking statements include, without limitation, statements as to the Company's expected future results of operations and growth, the Company's business strategy, the expected benefits of reduction in employee headcount, the expected sale of the Company's Tire Holders, Lifts and Related Products segment and use of proceeds, the expected increases in operating efficiencies, anticipated trends in the hearing health market related to the Company's Precision Miniature Medical and Electronic Products segment, estimates of goodwill impairments and amortization expense of other intangible assets, the effects of changes in accounting pronouncements and statements as to trends or the Company's or management's beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this annual report to shareholders, certain risks, uncertainties and other factors can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the following:

o    the ability to implement the Company's business strategy;
o    the volume and timing of orders received by the Company;
o    foreign currency movements in markets the Company services;
o    changes in global economy and financial markets;
o    changes in the mix of products sold;
o    acceptance of the Company's products;
o    competitive pricing pressures;
o    availability of electronic components for the Company's products;
o    ability to create and market products in a timely manner;
o    ability to pay debt when it comes due;
o    ability to sell businesses marked for sale; and
o    the risks associated with terrorist attacks, war and threats of attacks.

For a description of other risks see "Risk Factors" in the Company's annual report on Form 10-K for the year ended December 31, 2002 or in other filings the Company makes from time to time with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

2002 COMPARED WITH 2001

The Company has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth. As part of this strategy, in December 2002, the Company initiated its plan to sell its Tire Holders, Lifts and Related Products segment. This segment consists of one wholly-owned subsidiary, Deuer Manufacturing, Inc., that operates on a stand alone basis. Deuer generated approximately $16.8 million and $15.0 million of revenue and net income of $1,173,000 and $679,000 in 2002 and 2001, respectively. The Company has accounted for the plan to sell the subsidiary as a discontinued operation and, accordingly, has reclassified the historical financial data. See note 2 to the consolidated financial statements included herein.

Consolidated net sales for 2002 and 2001, were as follows (in thousands):

                                                   2002       2001      Change
                                                 -------    -------    -------
Precision Miniature Medical
  and Electronic Products ...................    $34,975    $37,787    $(2,812)
Heat Technology .............................     29,617     33,515     (3,898)
                                                 -------    -------    -------
Total .......................................    $64,592    $71,302    $(6,710)
                                                 =======    =======    =======

Sales in the Precision Miniature Medical and Electronics Products segment have been impacted by a worldwide weakness in its primary markets, including hearing health, electronics and telecommunications. Sales to the hearing health market declined 6 percent as the industry moved more towards digital products and an overall decline in the industry. The Company introduced its digital products in the fall of 2002. Sales of its thermistor and capacitor products into the telecommunication markets declined 24 percent year-over-year. The Company is working to increase its customer base in its medical business which saw a 7 percent year-over-year growth, but only comprises about 12 percent of this segment's 2002 sales. Looking forward to 2003, the Company sees continued weakness in its primary markets, but believes its new digital products will help it gain some market share in the hearing health market and the Company expects continued growth in its medical products. Overall, the Company expects modest growth in this segment in 2003.

Heat Technology sales continued to be impacted by the poor worldwide economy for capital goods and a decline in the availability of working capital facilities. In particular, the Company saw a decrease in demand for new projects calling for its burner technology and, consequently, has reduced its staffing in this area. The Company is not looking for significant growth in this market in 2003, but is focusing on trying to obtain more profitable business rather than volume. Sales and earnings of heat treating contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis.

Gross profit margins, both in dollars and as a percent of segment sales, for 2002 and 2001, were as follows (in thousands):

                                           2002                  2001                 CHANGE
                                         -------               -------               -------
                                    DOLLARS    PERCENT    DOLLARS    PERCENT    DOLLARS    PERCENT
                                    -------    -------    -------    -------    -------    -------
Precision Miniature Medical
    and Electronic Products ....    $ 8,139       23.3%   $ 9,844       26.1%   $(1,705)      (2.8)%
Heat Technology ................      4,001       13.5%     7,054       21.0%    (3,053)      (7.5)%
                                    -------               -------               -------
Total ..........................    $12,140       18.8%   $16,898       23.7%   $(4,758)      (4.9)%
                                    =======    =======    =======    =======    =======    =======

The gross profit margin in the Precision Miniature Medical and Electronic Products segment declined due to competitive pricing pressures in the hearing health, telecommunications, and electronic components markets. Also, a shift in product mix away from higher gross profit margin mechanical components to digital products contributed to the gross profit margin decline. While we expect both these trends to continue, the

Company believes its gross profit margins in 2003 will remain in the 23-26 percent range due to cost saving measures which have been implemented, including staffing reductions, additional automation, and increased volume of digital hearing health and medical product sales.

Heat Technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the project. The gross profit margins for 2002 were impacted by revenue recognized on several glass furnace contracts whose gross profit margins were not as profitable as those completed in 2001 and higher than usual costs on several orders completed by some of the Company's subsidiaries which supply replacement parts. Heat technology reserves for guarantee obligations and estimated future costs of services increased to $1.2 million in 2002 from $900,000 in 2001 due to the completion or near-completion of several contracts during the year. Guarantee obligations and estimated future service costs on contracts extend for up to one year from completion.

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2002 and 2001 were (in thousands):

                2002                     2001                    CHANGE
                ----                     ----                    ------
                                             PERCENT                  YEAR-OVER-
                    PERCENT OF                  OF                       YEAR
         DOLLARS      SALES       DOLLARS      SALES       DOLLARS     INCREASE
         -------    ----------    -------    ----------    -------    ----------
SG&A.... $16,828      26.1%       $15,749      22.1%       $ 1,079       6.9%

The Company incurred high bad debt expense due to the bad economy in 2002. The bad debt expense increased $663,000 primarily due to a French heat technology customer who filed bankruptcy. Additionally, the Company incurred higher than normal legal and consulting expenses due to its increased debt level and corresponding bank negotiations. The Company made substantial reductions in the selling, general and administrative employee headcount in late 2002, but had to accrue for the associated lay-off costs yielding an actual increase in 2002 costs. The benefit of these reductions is expected to be realized in 2003 and, consequently, the Company expects SG&A to be reduced as a percentage of sales in 2003.

Research and development costs decreased to $914,000 in 2002 compared to $1.3 million in 2001 due to decreased activity at the Precision Miniature Medical and Electronics Products segment as a result of tighter monetary constraints.

While the overall debt level of the Company increased, interest expense declined by $51,000 from $515,000 in 2001 compared to $465,000 in 2002. This was due to lower interest rates. The average rate on short-term borrowings declined from
5.3 percent to 4.05 percent. Additionally, most of the Company's long-term debt bears interest at variable rates based on bank indexes that significantly declined over 2002.

In 2002, other income was $159,000 compared to other expense of $157,000 in 2001. Other income includes $333,000 and $46,000 of foreign exchange gain in 2002 and 2001, respectively. Gains were higher due to the strengthening of the Euro against the US Dollar resulting in gains at the Company's European subsidiaries. The gain was partially offset by late payment penalties in Europe on taxes and social charges.

Income taxes were as follows (in thousands):

                                                           2002           2001
                                                         -------        -------
INCOME TAX (BENEFIT) EXPENSE .......................     $  (753)       $   597
                                                         =======        =======

PERCENTAGE OF PRE-TAX INCOME (LOSS).................       (15.3%)        103.8%
                                                         =======        =======

The effective tax rate benefit compared to the U.S. Federal statutory rate of 34 percent in 2002 was primarily due to net losses of foreign operations that are not deductible because they result in additional net operating loss carryforwards whose ultimate deductibility is uncertain. The unusually high effective income tax rate in 2001 was due to profits being generated in the United States that are taxable, while the pre-tax income includes foreign losses that result in additional net operating loss carryforwards whose ultimate deductibility remains uncertain. See note 11 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate.

The Company recorded a net loss from discontinued operations as follows (in thousands):

                                                         2002            2001
                                                       --------        --------
Net (loss) from custom-engineered furnace
     business ...................................      $ (8,007)       $ (5,275)
Net income from Tire Holders, Lifts and
     Related Products segment ...................         1,173             679
                                                       --------        --------

Net (loss) from discontinued operations .........      $ (6,834)       $ (4,596)
                                                       ========        ========

The net loss from the custom-engineered furnace business was larger in 2002 than 2001 due to cost over runs on large contracts. In December 2002, the Company completed the sale of this business, and has recognized the loss on the sale of the business.

The increased net income from the Tire Holders, Lifts and Related Products segment was due to increased sales volume in the automotive industry. This was due to the car companies' customer rebate programs creating higher demand and, consequently, higher production. In December 2002, the Company decided to sell this business in order to focus on its Precision Miniature Medical and Electronic Products. Proceeds from disposal are expected to be used primarily to reduce the Company's outstanding debt.

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $15,632,000. The Company determined the goodwill associated with its European Heat Technology operations had been impaired and wrote-off the remaining goodwill of $1,528,000, $404,000 of negative goodwill pertaining to its Asian Heat Technology operations, and the Company recognized an impairment of $9,428,000 associated with its Precision Miniature Medical and Electronics Products Business. The net charge totaling $10,552,000 was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. The corresponding deferred tax asset of $743,000, was offset by a valuation allowance, see note 11 to the consolidated financial statements. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.


2001 COMPARED WITH 2000

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries formed the Company's large custom-engineered furnaces division, used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Consolidated net sales for the years ended December 31, 2001 and 2000 were as follows (in thousands):

                                                    2001       2000      CHANGE
                                                  -------    -------    -------
Precision Miniature Medical
   and Electronic Products ...................    $37,787    $39,663    $(1,876)
 Heat Technology .............................     33,515     31,857      1,658
                                                  -------    -------    -------

 Total .......................................    $71,302    $71,520    $  (218)
                                                  =======    =======    =======

Sales in the Precision Miniature Medical and Electronic Products business decreased in 2001 compared to 2000 because of lower sales of thermistor and capacitor parts to the electronics and telecommunications industries and lower shipments of component parts to the hearing health industry. These decreases were partially offset by the inclusion in the current year of the sales of approximately $3 million of Lectret, a Singapore manufacturer of microphone capsules acquired in January, 2001. The Company's sales in this segment are affected by the telecommunications industry which continues its ongoing slump and the hearing health markets which have been relatively flat for the last several years.

The increase in Heat Technology sales in 2001 was attributable to a contract in backlog at the beginning of the year along with higher sales of replacement parts and burners partially offset by lower sales of smaller heat treating furnaces produced by the Company's CFR and Ermat subsidiaries. CFR and Ermat manufacture small heat treating furnaces utilized in the aluminum and glassware industries worldwide. Sales and earnings of heat treating contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis.

Gross profit margins, both in dollars and as a percent of segment sales, for the years ended December 31, 2001 and 2000, were as follows (in thousands):

                                           2002                  2001                 CHANGE
                                         -------               -------               -------
                                    DOLLARS    PERCENT    DOLLARS    PERCENT    DOLLARS    PERCENT
                                    -------    -------    -------    -------    -------    -------
Precision Miniature Medical
     and Electronic Products ....   $ 9,844       26.1%   $11,548       29.1%   $(1,704)      (3.0%)
Heat Technology .................     7,054       21.0%     5,442       17.1%     1,612        3.9%
                                    -------               -------               -------

Total ...........................   $16,898       23.7%   $16,990       23.8%   $   (92)      (0.1%)
                                    =======    =======    =======    =======    =======    =======

The lower gross profit margin in the Precision Miniature Medical and Electronic Products segment in 2001 was attributable to the mix of product sales between the periods. Hearing health component parts, whose sales have been declining, have higher gross profit margins compared to some of the segment's other products, particularly hearing health systems parts, whose sales have been increasing.

Heat Technology gross profit margin for 2001 was higher because of the increased revenue generated by sales of replacement parts and burners, which typically have better gross profit margins than heat treating contracts. This improvement was partially offset by cost overruns on some of the smaller furnace orders at the Company's CFR subsidiary. Heat technology reserves for guarantee obligations and estimated future costs of services increased to $.9 million in 2001 from $.5 million in 2000 due to the completion or near-completion of several contracts during the year. Guarantee obligations and estimated future service costs on contracts extend for up to one year from completion.

Selling, general and administrative expenses (SG&A) for 2001 and 2000 were as follows (in thousands):

                2002                     2001                    CHANGE
                ----                     ----                    ------
                                             PERCENT                  YEAR-OVER-
                    PERCENT OF                  OF                       YEAR
         DOLLARS      SALES       DOLLARS      SALES       DOLLARS     INCREASE
         -------    ----------    -------    ----------    -------    ----------
SG&A...  $15,749      22.1%       $14,166      19.8%       $ 1,583       11.2%

The higher selling, general and administrative expenses in 2001 year were due primarily to the January 2001 acquisition of Lectret, a Singapore microphone capsule manufacturer and the inclusion of Nippon Selas results for a full year. The remaining equity investment in Nippon Selas was acquired in June, 2000.

Research and development costs increased to $1.3 million in 2001 compared to $930,000 in 2000 due to increased activity at the Precision Miniature Medical and Electronics Products segment.

Interest expense was basically unchanged at $515,000 in 2001 compared to $574,000 in 2000. Interest income increased to $97,000 in 2001 compared to $45,000 in 2000 due mainly to interest imputed on a trade note receivable.

Other (income) expense includes gains on foreign exchange of $46,000 and $38,000 in 2001 and 2000, respectively. Other income in 2000 also includes investment income of approximately $247,000.

Income taxes were as follows (in thousands):

                                                           2001           2000
                                                          ------         ------
Income tax expense ...................................    $  597         $1,059
Percentage of pre-tax income (loss) ..................     103.8%          39.3%

The unusually high effective income tax rate in 2001 was due to profits being generated in the United States that are taxable, while the pre-tax income includes foreign losses that result in additional net operating loss carryforwards whose ultimate deductible is uncertain. See note 11 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate.

The Company recorded a net loss from discontinued operations as follows (in thousands):

                                                           2001           2000
                                                         -------        -------
Net (loss) from custom-engineered furnace
    business ........................................    $(5,275)       $   (69)
Net income from Tire Holders, Lifts and Related
    Products segment ................................        679          1,369
                                                         -------        -------

Net income (loss) from discontinued operations ......    $(4,596)       $ 1,300
                                                         =======        =======

The net loss from the custom-engineered furnace business was larger in 2001 due to the delay in the receipt of a large engineered contract and lower gross profit margins on certain orders completed in 2001 and cost overruns on contracts started in 2000. In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with their European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.

The decreased net income from the Tire Holders, Lifts and Related Products segment in 2001 was because of lower tire lift sales to the automotive industry and a loss of production efficiencies in the manufacturing process.

SALE OF PRIMARY CUSTOM ENGINEERED (LARGE) FURNACE BUSINESS

In December 2002, the Company completed its agreement with Andritz AG to sell certain of the operating assets and liabilities of its large custom engineered furnace business operated by its wholly owned subsidiary Selas SAS and 100 percent of the shares of Selas UK. In addition, the Company sold certain intellectual property used in the business. The total consideration was equal to the net book value of the assets transferred and liabilities assumed, plus approximately $600,000 for the intellectual property and goodwill transferred. The assets and liabilities sold represent most of the Company's discontinued operations as reported in the Company's financial statements for the year ended December 31, 2001. The sale excludes Selas Italiana S.r.L. and Selas SAS's headquarters building in Gennevilliers, France which the Company has listed for sale.


LIQUIDITY AND CAPITAL RESOURCES

Consolidated net working capital decreased to $3.6 million at December 31, 2002 from $15.1 million at December 31, 2001. The decrease was primarily from increased liabilities due to the losses incurred in 2002, the purchase of property and equipment, and paydown of long-term debt. The Company's cash flows from operating, investing and financing activities, as reflected in the statement of cash flows, are summarized as follows (in thousands):

                                                  2002        2001        2000
                                                -------     -------     -------
  Cash provided (used) by:
    Continuing operations ..................    $ 2,674     $ 4,941     $ 4,618
    Discontinued operations ................     (3,312)     (1,561)      1,469
    Investing activities ...................     (2,133)     (2,377)     (3,058)
    Financing activities ...................        952        (896)       (112)
    Effect of exchange rate changes on
       Cash ................................        221        (252)       (271)
                                                -------     -------     -------

Increase (decrease) in cash ................    $(1,598)    $  (145)    $ 2,646
                                                =======     =======     =======


The Company had the following bank arrangements at December 31, (in thousands):

                                                  2002       2001
                                                -------    -------

Total availability under existing facilities    $20,369    $18,564
                                                -------    -------

Borrowings and commitments:
    Notes payable ..........................     10,921      9,422
    Long-term debt .........................      4,310      4,711
                                                -------    -------
    Total borrowings .......................     15,231     14,133
    Advance payment guarantees
       (off-balance sheet) (a) .............      2,160      2,553
                                                -------    -------
Total outstanding borrowings and
    commitments ............................     17,391     16,686
                                                -------    -------

Remaining availability under existing
    facilities .............................    $ 2,978    $ 1,878
                                                =======    =======

(a) Advance Payment Guarantees (APG's) are required by some customers in the Heat Technology segment. The APG's are a form of borrowing, providing a performance guarantee to the customer in the event of a default in delivery or a failure of the furnace being supplied. Although the guarantee period can vary widely, an APG is typically in force from six months to one year.

Borrowings under the majority of the Company's credit facilities bear interest at LIBOR plus 2.5% to 3.75%.

In March 2003, the Company entered into an amended agreement for its domestic and European revolving credit and term loan facilities and obtained a new facility in the amount of an additional (euro)1,000,000 (approximately $1,090,000) for the issuance of advance payment guarantees (APG's). The new facility can be expanded to (euro)1,750,000 (approximately $1,908,000) after the sale of discontinued operations and the payoff of certain existing facilities. APG's bear an interest rate of 3% per annum. In addition the agreement calls for paydowns if the sale of certain assets is consummated. These facilities expire either on January 1, 2004 or April 1, 2004.

The domestic term loans, the revolving credit facility and supplemental loan facility are secured by the Company's domestic assets, and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $10 million through March 31, 2004 consisting of shareholders' equity, plus subordinated debt, less intangible assets. The covenant increases annually by an amount equal to 100% of net income and 100% of the aggregate amount of contributions to capital. Management believes that the Company will be able to maintain the amended covenants through March 30, 2004.

The Company did not meet certain covenants during the third and fourth quarters of 2002, for which the Company obtained waivers from the bank.

We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of certain assets, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs. However, our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. If, however, we do not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

CONTRACTUAL OBLIGATIONS

The following tables represent the Company's contractual obligations and commercial commitments as of December 31, 2002.

                                                PAYMENTS DUE BY PERIOD
                                                ----------------------
        CONTRACTUAL                                                                                   AFTER
        OBLIGATIONS                   TOTAL         CURRENT       2-3 YEARS       4-5 YEARS         5 YEARS
        -----------                   -----         -------       ---------       ---------         -------
Notes payable ..............    $10,921,000     $10,921,000     $        --     $        --     $        --
Long-term debt .............      4,310,000       1,574,000       2,661,000          75,000              --
Operating leases ...........      7,170,000       1,427,000       2,322,000       1,628,000       1,793,000
Other long-term
   obligations .............      2,152,000       1,631,000         521,000              --              --
                                -----------     -----------     -----------     -----------     -----------

Total contractual
   cash obligations ........    $24,553,000     $15,553,000     $ 5,504,000     $ 1,703,000     $ 1,793,000
                                ===========     ===========     ===========     ===========     ===========

                                 AMOUNT OF COMMITMENT EXPIRATION BY PERIOD
                               --------------------------------------------
                                   TOTAL
OFF BALANCE SHEET                 AMOUNTS
  COMMITMENTS                    COMMITTED        CURRENT        2-3 YEARS
-----------------               -----------     -----------     -----------
Advance payment
    guarantees (APG) ......     $ 2,160,000     $ 1,972,000     $   188,000

Receivable guarantee ......       1,356,000       1,356,000             --
                                -----------     -----------     ----------
Total commercial
    commitments ...........     $ 3,516,000     $ 3,328,000     $   188,000
                                ===========     ===========     ===========

The Company incurred approximately $224,000 in period pension and post retirement medical benefit costs in 2002 and contributed approximately $303,000 to defined contribution plans. The Company expects a similar level of funding in 2002.

In 1999, one of the Company's subsidiaries entered a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,400,000. As of December 31, 2002 the Company has purchased an aggregate of $698,000 as follows: 2000 - $164,000; 2001 - $114,000;
2002 - $420,000. The remaining $1,702,000 of purchases, which are included in the above table, are due the supplier as follows: 2003 - $1,181,000; 2004 - $521,000.

Foreign Currency Fluctuation

A significant portion of the heat technology segment sales and the discontinued operations are denominated in foreign currencies, primarily the Euro. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the European subsidiaries' ability to make corresponding price changes in the local currency. From time to time the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. See note 13 to the Company's consolidated financial statements included herein.

LITIGATION

The Company is a defendant along with a number of other parties in approximately 108 lawsuits as of December 31, 2002 (approximately 87 lawsuits as of December 31, 2001) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 - July 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Company's excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity, or results of operations.


STOCK REPURCHASE PROGRAM

During the first quarter of 1999, the Company implemented a program to repurchase up to 250,000 shares of its common stock, which at the time represented approximately 5% of its total shares outstanding. The shares have been purchased from time to time on the open market during 1999 and 2000. As of December 31, 2002, the Company has repurchased a total of 152,190 shares of its common stock at a cost of $883,141.

There were no purchases under this program in 2001 or 2002.


NEW ACCOUNTING PRONOUNCEMENTS

In 2002, the Company adopted the following new Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) accounting pronouncements:

SFAS No. 141, "Business Combinations". Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no significant acquisitions after June 30, 2001.

SFAS No. 142, "Goodwill and Other Intangible Assets", replaced the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. The transitional impairment test was performed effective as of January 1, 2002. See note 7 for the financial statement impact. The impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 121.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that Statement. Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, amends the FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosures are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.


ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIOD

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit (restructuring) activities previously covered by Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement nullifies EITF Issue No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. Generally, the ability to accrue for the cost of a workforce reduction plan at the communication date will be limited. The cost of the plan will be recognized over the future service period of the employees. The Statement will be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, The FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclosure information about variable interest entities when the Interpretation becomes effective.


SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are described in Note 1 to the consolidated financial statements and have been reviewed with the audit committee of the Company's Board of Directors. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

Certain accounting estimates and assumptions are particularly sensitive because of their significance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

Revenue Recognition
-------------------

A portion of the Company's net sales from its heat technology segment is generated pursuant to contracts that require substantial time to complete and are accordingly accounted for on a percentage-of-completion basis. Under this method of accounting, the sales recognized on each contract during a particular accounting period are determined by multiplying the total contract amount by the ratio of costs incurred to estimated total costs and deducting sales recognized in prior accounting periods. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Under percentage-of-completion accounting, revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of the final cost. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. In addition, the Company provides reserves for guarantee obligations and estimated future costs of service under these contracts based on its past experience with similar projects and provides currently for any anticipated or known contract losses.

Discontinued Operations
-----------------------

The Company continuously assesses the return on their business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractual commitments and obligations are recorded. See a discussion in note 2 to the consolidated financial statements.

Goodwill and Other Intangibles
------------------------------

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $15,632,000. The Company determined the goodwill associated with its European Heat Technology operations had been impaired and wrote-off the remaining goodwill of $1,528,000, $404,000 of negative goodwill pertaining to its Asian Heat Technology operations, and the Company recognized an impairment of $9,428,000 associated with its Precision Miniature Medical and Electronics Products Business. The net charge totaling $10,552,000 was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. The corresponding deferred tax asset of $743,000, was offset by a valuation allowance, see note 11 to the consolidated financial statements. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

Deferred Taxes
--------------

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2002. The Company had valuation allowances of $3,358,012 and $1,105,870 at December 31, 2002 and 2001, respectively.

Employee Benefit Obligations
----------------------------

The Company provides retirement and health care insurance for certain domestic retirees and employees. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefit. Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. Note 12 to the consolidated financial statements includes disclosure of these rates on a weighted average basis, encompassing the plans. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. The Company believes the assumptions are within accepted guidelines and ranges. However, these actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------

The Company's consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates. The Company attempts to limit its exposure to changing foreign currency exchange rates through operational and financial market actions. The Company does not hold derivatives for trading purposes.

The Company manufactures and sells its products in a number of locations around the world, resulting in a diversified revenue and cost base that is exposed to fluctuations in European and Asian currencies. This diverse base of foreign currency revenues and costs serves to create a hedge that limits the Company's net exposure to fluctuations in these foreign currencies.

Short-term exposures to changing foreign currency exchange rates are occasionally managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the nonfunctional currency denominated receivables and payables relating to select custom engineered heat technology segment contracts. The decision by management to hedge any such transaction is made on a case-by-case basis. Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the forward foreign exchange contract substantially mirrors the term and amount of the underlying receivable or payable. The receivables and payables being covered arise from trade and intercompany transactions of and among the Company's foreign subsidiaries. At December 31, 2002 the Company did not have any forward foreign exchange contracts outstanding.

To manage exposure to interest rate movements and to reduce its borrowing costs, the Company's French subsidiary, Selas (SAS), has entered into an interest rate swap agreement. Selas (SAS) is exposed to changes in interest rates primarily due to its borrowing activities which are related to long-term debt used to finance its office building. The swap agreement requires fixed interest payments based on an effective rate of 8.55% for the remaining term through May, 2006. A 100 (10% change) basis point adverse move in interest rates would affect the Company's floating and fixed rate instruments, including short and long-term debt and derivative instruments, by approximately $11,000 at December 31, 2002.

Swap and forward foreign exchange contracts are entered into for periods consistent with related underlying exposures. The Company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The Company's consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2002, and the report of independent auditors thereon and the quarterly results of operations (unaudited) for the two-year period ended December 31, 2002 are incorporated by reference on pages 23 to 58 in this 2002 annual report to shareholders.

                      (This Page Intentionally Left Blank)

SELAS CORPORATION OF AMERICA
CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31                          2002             2001             2000
                                             ------------     ------------     ------------
Sales, net ..............................    $ 64,591,800     $ 71,301,842     $ 71,519,755

Operating costs and expenses:

Costs of sales ..........................      52,451,768       54,403,039       54,529,083
Selling, general and administrative
    Expenses ............................      16,828,247       15,748,961       14,165,656
                                             ------------     ------------     ------------

Operating income (loss) .................      (4,688,215)       1,149,842        2,825,016

Interest expense ........................         464,615          515,347          573,893

Interest income .........................         (72,206)         (97,401)         (44,572)

Other (income) expense, net .............        (158,580)         156,509         (399,299)
                                             ------------     ------------     ------------

Income (loss) from continuing operations
    before income taxes, discontinued
    operations and change in accounting
    principle ...........................      (4,922,044)         575,387        2,694,994

Income taxes (benefit) ..................        (753,037)         597,226        1,058,963
                                             ------------     ------------     ------------
Income (loss) from continuing operations
    before discontinued operations and
    change in accounting principle ......      (4,169,007)         (21,839)       1,636,031

Income (loss) from discontinued
    operations, net of income taxes .....      (6,833,558)      (4,595,476)       1,299,755
                                             ------------     ------------     ------------

Net income (loss) before change in
    accounting principle ................     (11,002,565)      (4,617,315)       2,935,786
Cumulative effect of change in accounting
    principle ...........................     (10,551,926)              --               --
                                             ------------     ------------     ------------
Net Income (loss) .......................    $(21,554,491)    $ (4,617,315)    $  2,935,786
                                             ============     ============     ============

Basic earnings (loss) per share:
    Continuing operations ...............    $       (.81)        $     --     $        .32
    Discontinued operations .............           (1.34)            (.90)             .25
    Accounting principle change .........           (2.06)              --               --
                                             ------------     ------------     ------------
    Net income (loss) ...................    $      (4.21)    $       (.90)    $        .57
                                             ============     ============     ============

Diluted earnings (loss) per share:
    Continuing operations ...............    $       (.81)      $      ---     $        .32
    Discontinued operations .............           (1.34)            (.90)             .25
    Accounting principle change .........           (2.06)             ---              ---
                                             ------------     ------------     ------------
    Net income (loss) ...................    $      (4.21)    $       (.90)    $        .57
                                             ============     ============     ============

Comprehensive income (loss) .............    $(21,988,878)    $ (4,802,477)    $  1,746,209
                                             ============     ============     ============

        See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS                                                            2002           2001
                                                              -----------    -----------
Current assets
    Cash, including cash equivalents of $418,000 in
       2002 and $391,000 in 2001 and restricted cash of
       $418,000 in 2002 and $389,000 in 2001 .............    $ 2,039,044    $ 3,636,173

    Accounts and notes receivable (including unbilled
       receivables of $1,447,000 in 2002 and
       $1,857,000 in 2001), less allowance for doubtful
       accounts of $1,109,000 in 2002 and $446,000 in 2001     15,627,864     15,584,690

    Inventories ..........................................      9,393,802     11,124,397

    Refundable income tax ................................        336,758            ---

    Deferred income taxes ................................      1,818,384      1,461,756

    Other current assets .................................      1,064,829        926,771

    Net assets of discontinued operations ................     13,610,601     23,305,372
                                                              -----------    -----------

         Total current assets ............................     43,891,282     56,039,159

Property, plant and equipment
       Land ..............................................        231,943        231,943
       Buildings .........................................      5,149,415      5,116,948
       Machinery and equipment ...........................     29,903,795     28,174,322
                                                              -----------    -----------
                                                               35,285,153     33,523,213
       Less:  Accumulated depreciation ...................     22,921,608     20,587,407
                                                              -----------    -----------

         Net property, plant and equipment ...............     12,363,545     12,935,806

Goodwill, net ............................................      5,376,317     15,631,502

Deferred income taxes ....................................        348,712        471,569

Other assets, less amortization ..........................      1,575,539      1,523,320
                                                              -----------    -----------

                                                              $63,555,395    $86,601,356
                                                              ===========    ===========


        See accompanying notes to the consolidated financial statements.

DECEMBER 31, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY                                   2002             2001
                                                                   ------------     ------------
Current liabilities

    Notes payable .............................................    $ 10,920,984     $  9,422,202
    Current maturities of long-term debt ......................       1,573,716        1,496,033
    Accounts payable ..........................................      11,046,373        9,984,099
    Federal, state and foreign income taxes ...................             ---          461,393
    Customers' advance payments on contracts ..................       2,457,499        2,778,276
    Guarantee obligations and estimated future costs of service       1,188,361          878,952
    Liabilities of discontinued operations ....................       6,955,654       10,980,113
    Other accrued liabilities .................................       6,194,679        4,901,789
                                                                   ------------     ------------

       Total current liabilities ..............................      40,337,266       40,902,857

Long-term debt ................................................       2,736,236        3,214,934
Other postretirement benefit obligations ......................       3,866,154        3,878,948

Contingencies and commitments

Shareholders' equity

    Common shares, $1 par; 10,000,000 shares authorized;
    5,634,968 shares issued ...................................       5,634,968        5,634,968
    Additional paid-in capital ................................      12,012,541       12,012,541
    Retained earnings .........................................       1,743,256       23,297,747
    Accumulated other comprehensive loss ......................      (1,509,948)      (1,075,561)
                                                                   ------------     ------------
                                                                     17,880,817       39,869,695
    Less:  515,754 common shares, respectively, held in
           treasury, at cost ..................................      (1,265,078)      (1,265,078)
                                                                   ------------     ------------

     Total shareholders' equity ...............................      16,615,739       38,604,617
                                                                   ------------     ------------
                                                                   $ 63,555,395     $ 86,601,356
                                                                   ============     ============


        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER  31                                         2002             2001             2000
                                                             ------------     ------------     ------------
Cash flows from operating activities:
Net income (loss) .......................................    $(21,554,491)    $ (4,617,315)    $  2,935,786
Adjustments to reconcile net income (loss) to net
   cash provided (used) by operating activities:
   Loss (income) from discontinued operations ...........       6,833,558        4,595,476       (1,299,755)
   Cumulative effect of accounting change ...............      10,551,926               --               --
   Depreciation and amortization ........................       2,945,699        3,826,190        3,562,204
   Equity in loss of unconsolidated affiliate ...........              --               --            9,341
   (Gains) losses on sale of property and
      equipment .........................................          (2,322)           9,154           (1,136)
   Deferred taxes .......................................        (101,106)         (53,459)        (321,520)
   Changes in operating assets and liabilities:
      Accounts receivable ...............................       3,066,845        4,082,315       (5,333,929)
      Inventories .......................................       1,976,354       (2,262,698)        (558,429)
      Other assets ......................................         131,694       (1,177,041)         170,634
      Accounts payable ..................................        (555,757)        (403,388)       3,885,099
      Accrued expenses ..................................         285,779          493,822          294,435
      Customer advances .................................        (881,337)         286,611        1,788,403
      Other liabilities .................................         (22,364)         160,889         (512,764)
                                                             ------------     ------------     ------------

Net cash provided by continuing operations ..............       2,674,478        4,940,556        4,618,369

Net cash provided (used) by discontinued operations .....      (3,114,579)      (1,552,265)       1,697,072
                                                             ------------     ------------     ------------

Net cash provided (used) by operating activities ........        (440,101)       3,388,291        6,315,441
Cash flows from investing activities:
   Purchases of property, plant and equipment ...........      (1,902,191)      (2,312,542)      (3,431,444)
   Proceeds from sales of property and equipment ........          16,362              711            8,110
   Purchase of patents and intangibles ..................        (247,410)              --               --
   Purchase of subsidiary companies, net of cash acquired              --          (65,155)         365,357
                                                             ------------     ------------     ------------
Net cash used by investing activities
    continuing operations ...............................      (2,133,239)      (2,376,986)      (3,057,977)
Net cash used by discontinued operations ................        (197,405)          (8,435)        (228,336)
                                                             ------------     ------------     ------------
Net cash (used) by investing activities .................      (2,330,644)      (2,385,421)      (3,286,313)

Cash flows from financing activities:
   Proceeds from short-term borrowings ..................       1,838,902        3,396,314        2,227,453
   Repayments of short-term borrowings ..................        (436,908)      (3,942,418)         (92,730)
   Proceeds from borrowings used to acquire subsidiaries          277,624          672,136               --
   Proceeds from long-term debt .........................              --        1,919,191               --
   Repayments of long-term debt .........................        (727,473)      (2,250,140)      (1,261,863)
   Purchase of treasury shares ..........................              --               --          (62,308)
   Payment of dividends .................................              --         (691,351)        (922,053)
                                                             ------------     ------------     ------------

Net cash provided (used) by financing activities ........         952,145         (896,268)        (111,501)
                                                             ------------     ------------     ------------

Effect of exchange rate changes on cash .................         221,471         (252,288)        (271,137)
                                                             ------------     ------------     ------------
Increase (decrease) in cash and cash equivalents ........      (1,597,129)        (145,686)       2,646,490
Cash and cash equivalents beginning of year .............       3,636,173        3,781,859        1,135,369
                                                             ------------     ------------     ------------

Cash and cash equivalents end of year ...................    $  2,039,044     $  3,636,173     $  3,781,859
                                                             ============     ============     ============


        See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                COMMON        COMMON                                     ACCUMULATED
                                                STOCK         STOCK        ADDITIONAL                       OTHER
                                              NUMBER OF         $            PAID IN       RETAINED     COMPREHENSIVE  COMPREHENSIVE
                                               SHARES         AMOUNT         CAPITAL       EARNINGS     INCOME (LOSS)  INCOME (LOSS)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Balance January 1, 2000 ............        $  5,634,968   $  5,634,968   $ 12,012,541   $ 26,592,680   $    299,178
Net income .........................                                                        2,935,786                  $  2,935,786
Translation (loss) .................                                                                      (1,189,577)    (1,189,577)
Purchase of 10,900 treasury shares .
Cash dividends paid
   ($.18 per share) ................                                                         (922,053)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Comprehensive loss .................                                                                                      1,746,209
                                                                                                                       ============

Balance December 31, 2000 ..........           5,634,968      5,634,968     12,012,541     28,606,413       (890,399)
Net (loss) .........................                                                       (4,617,315)                   (4,617,315)
Translation (loss) .................                                                                        (220,013)      (222,013)
Derivative financial instrument gain                                                                          36,851         36,851
Cash dividends paid
   ($.135 per share) ...............                                                         (691,351)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Comprehensive loss .................                                                                                     (4,802,477)
                                                                                                                       ============

Balance December 31, 2001 ..........           5,634,968      5,634,968     12,012,541     23,297,747     (1,075,561)
Net (loss) .........................                                                      (21,554,491)                  (21,554,491)
Translation (loss) .................                                                                        (436,335)      (436,335)
Derivative financial instrument gain                                                                           1,948          1,948
                                            ------------   ------------   ------------   ------------   ------------   ------------
Comprehensive (loss) ...............                                                                                   $(21,988,878)
                                                                                                                       ============

Balance December 31, 2002 ..........           5,634,968     $5,634,968   $  12,012,54   $  1,743,256   $ (1,509,948)
                                            ============   ============   ============   ============   ============

[WIDE TABLE CONTINUED FROM ABOVE]

                                                               TOTAL
                                              TREASURY     SHAREHOLDERS'
                                               STOCK          EQUITY
                                            ------------   ------------
Balance January 1, 2000 ............        $ (1,202,770)  $ 43,336,597
Net income .........................                          2,935,786
Translation (loss) .................                         (1,189,577)
Purchase of 10,900 treasury shares .             (62,308)       (62,308)
Cash dividends paid
   ($.18 per share) ................                           (922,053)
                                            ------------   ------------
Comprehensive loss .................


Balance December 31, 2000 ..........          (1,265,078)    44,098,445
Net (loss) .........................                         (4,617,315)
Translation (loss) .................                           (222,013)
Derivative financial instrument gain                             36,851
Cash dividends paid
   ($.135 per share) ...............                           (691,351)
                                            ------------   ------------
Comprehensive loss .................


Balance December 31, 2001 ..........          (1,265,078)    38,604,617
Net (loss) .........................                        (21,554,491)
Translation (loss) .................                           (436,335)
Derivative financial instrument gain                              1,948
                                            ------------   ------------
Comprehensive (loss) ...............


Balance December 31, 2002 ..........        $ (1,265,078)  $ 16,615,739
                                            ============   ============

See accompanying notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Selas Corporation of America is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in St. Paul, Minnesota has facilities in Pennsylvania, Ohio, California, France, Germany, Japan, Portugal and Singapore, and operates directly or through subsidiaries in two business segments.

The Company's Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components, systems and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. Under the SelasTM name, the Heat Technology segment designs and manufactures specialized industrial heat processing systems and replacement parts for the aluminum and glassware industries worldwide and other manufacturers worldwide.

BASIS OF PRESENTATION - In the fourth quarter of 2002, the Company initiated its plan to dispose of the Company's Tire Holders, Lifts and Related Products segment. This segment consists of one wholly-owned subsidiary that operates on a stand alone basis. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data.

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). This business was accounted for as a discontinued operation. These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division were custom-engineered to meet customer specific requirements. The Company completed the sale of this business in December 2002, excluding Selas Italiana.

See further information in note 2 to the consolidated financial statements.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

SEGMENT DISCLOSURES - The Company's reporting segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The segment disclosure is consistent with the management decision making process that determines the allocation of resources to a segment and the measuring of their performance.

RECLASSIFICATIONS - Certain prior year balances have been reclassified to be consistent with the current year presentation.

USE OF ESTIMATES - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

REVENUE RECOGNITION - As long-term contracts progress, the Company records sales and cost of sales based on the percentage-of-completion method, whereby the sales value is determined by multiplying the total contract amount by the percent of costs incurred to estimated total costs. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. General and administrative costs are expensed as incurred. The Company provides currently for anticipated and known contract losses. Guarantee obligations and estimated future contract costs of services on engineered contracts are based on past experience of similar projects. Due to the nature of engineered contracts, the guarantee obligations and estimated future costs will vary significantly from contract to contract. Revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of final cost. For the remainder of the business, the Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, including cash equivalents, short-term accounts and notes receivable, other current assets, notes payable to banks, trade accounts payables, and other accrued expenses approximate fair value because of the short maturity of those instruments.

INVENTORIES - Inventories, other than inventoried costs relating to long-term contracts, are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first in, first out method. Inventoried costs relating to long-term contracts are stated at the production and engineering cost, including overhead as well as actual costs incurred from sub-contractors, which are not in excess of estimated realizable value.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 50 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED SUBSIDIARIES - In 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. After transition, the impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

See note 7 to the consolidated financial statements for additional information.

Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 144 "Impairment on Disposal of Long Lived Assets".

Patents and other intangible assets are valued at the lower of amortized cost or fair market value and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 5 to 20 years. Costs related to start-up activities and organization costs are expensed as incurred.

Prior to the adoption of Statement 142 effective January 1, 2002, the Company assessed the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future cash flows of the business for which the intangible assets arose. The Company recognized no impairment prior to 2002 and the adoption of Statement 142.

INCOME TAXES - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DERIVATIVE FINANCIAL INSTRUMENTS - The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and foreign currency risks. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense. Included in the Company's loss from discontinued operations is additional interest incurred in connection with swap agreements of $37,000, $33,000 and $48,000 in 2002, 2001 and 2000, respectively. The gains and losses on foreign currency exchange contracts are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Changes in fair value of derivatives qualifying as cash flow hedges are recorded in accumulated other comprehensive income (loss). At December 31, 2002, the net deferred after-tax hedging gain in accumulated other comprehensive income was $39,000 all of which is expected to be realized in earnings over the next twelve months ending December 31, 2003 when the underlying discontinued asset is sold and the contract is paid.

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

EMPLOYEE BENEFIT OBLIGATIONS - The Company provides pension and health care insurance for certain domestic retirees and employees. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefit.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. Note 12 to the consolidated financial statements includes disclosure of these rates on a weighted average basis, encompassing the plans. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. The Company believes the assumptions are within accepted guidelines and ranges. However, these actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

Deferred pension costs are actuarially determined and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 15 years.

STOCK OPTION PLAN - The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As allowed by SFAS No. 123, as amended by SFAS No. 148, the Company has elected to continue to apply the intrinsic value based method, and has adopted only the disclosure requirements of SFAS No.123. See note 14 to the consolidated financial statements for the Pro Forma Information required by SFAS 148.

RESEARCH AND DEVELOPMENT COSTS - Research and development costs, including supporting services, amounted to $914,000, $1,270,000 and $930,000 in 2002, 2001 and 2000, respectively. Such costs are charged to expense when incurred.

EARNINGS PER SHARE - Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflect the potential dilution of securities that could share in the earnings.

COMPREHENSIVE INCOME (LOSS) - Comprehensive income (loss) consists of net income
(loss), foreign currency translation adjustments, and derivative financial instrument gains and is presented in the consolidated statements of shareholders' equity.

NEW ACCOUNTING STANDARDS ADOPTED - In 2002, the Company adopted the following new Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) accounting pronouncements:

SFAS No. 141, "Business Combinations". Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no significant acquisitions after June 30, 2001.

SFAS No. 142, "Goodwill and Other Intangible Assets", which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. The transitional impairment test was performed effective as of January 1, 2002. See note 7 to the consolidated financial statements for the financial statement impact. The impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 121. See note 7 to the consolidated financial statements for further information.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure amends the FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosures are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.


NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit (restructuring) activities previously covered by Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination

Benefits and Other Costs to Exit an Activity." This Statement nullifies EITF Issue No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. Generally, the ability to accrue for the cost of a workforce reduction plan at the communication date will be limited. The cost of the plan will be recognized over the future service period of the employees. The Statement will be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, The FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclosure information about variable interest entities when the Interpretation becomes effective.


2. DISCONTINUED OPERATIONS

As the Company endeavors to focus its efforts more on the Precision Miniature Medical and Electronics Products segment, in December 2002, the Company initiated its plan to dispose of the Company's Tire Holders, Lifts and Related Products segment. The Company expects to complete the sale within calendar 2003 with the majority of the proceeds used to reduce the Company's debt level. This segment consists of one wholly-owned subsidiary, Deuer Manufacturing, Inc., that operates on a stand alone basis. The Company has accounted for the plan to dispose of the subsidiary as a discontinued operation and, accordingly, has reclassified the historical financial data.

The following table shows the results of operations of Deuer Manufacturing,
Inc.:

                                                     YEARS ENDED DECEMBER 31
                                                  -----------------------------
                                                    2002       2001       2000
                                                  -------    -------    -------
                                                         (000's Omitted)
Sales, net ...................................    $16,783    $15,008    $17,784
Operating costs and expenses .................     14,997     13,965     15,624
                                                  -------    -------    -------
Operating income .............................      1,786      1,043      2,160
Other income, net ............................          6         13         10
                                                  -------    -------    -------
Income from operations before income taxes ...      1,792      1,056      2,170
Income tax ...................................        619        377        801
                                                  -------    -------    -------

Net income from discontinued operations ......    $ 1,173    $   679    $ 1,369
                                                  =======    =======    =======

The following table shows the component assets and liabilities of the Company's Tire Holders, Lifts and Related Products segment:

                                                                  DECEMBER 31
                                                               ----------------
                                                                2002      2001
                                                               ------    ------
                                                                (000's Omitted)
Current assets ............................................    $4,854    $4,645
Property plant and equipment, net .........................     1,631     1,644
                                                               ------    ------
  Total assets ............................................    $6,485    $6,289
                                                               ======    ======

Current liabilities .......................................    $1,211    $  479
Other liabilities .........................................       196       121
                                                               ------    ------
  Total liabilities .......................................    $1,407    $  600
                                                               ======    ======

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $13.5 million, $15.6 million and $27.3 million of revenue and a loss from discontinued operations of $8.0 million, $5.3 million and $69,000 in 2002, 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries.

The sale of the large custom-engineered furnace division was completed in December 2002. A building located outside of Paris, France and Selas Italiana, S.r.L. were excluded from the sale. The purchase price was approximately $600,000 above the net asset value at the time of sale. In addition, the purchaser assumed $1,356,000 of a receivable on a completed construction contract. The Company is required to reimburse the purchaser for any portion of the receivable that has not been collected by May 2003. Certain assets and liabilities associated with completed contracts and discontinued operations were retained. These are expected to be collected or paid in the normal course of 2003. In addition, the Company continues to market the building and expects to complete the sale in 2003.

The following table shows the results of operations of the Company's large custom-engineered furnace business:

                                                            YEARS ENDED DECEMBER 31
                                                      ----------------------------------
                                                        2002         2001         2000
                                                      --------     --------     --------
                                                                (000's Omitted)
Sales, net .......................................    $ 13,469     $ 15,624     $ 27,322
Operating costs and expenses .....................      20,565       19,057       26,754
                                                      --------     --------     --------
Operating income (loss) ..........................      (7,096)      (3,433)         568
Other (expense), net .............................      (1,004)        (453)        (670)
                                                      --------     --------     --------
(Loss) from operations before income tax (benefit)      (8,100)      (3,886)        (102)
Income tax (benefit) .............................         (93)       1,389          (33)
                                                      --------     --------     --------
Net (loss) from discontinued operations ..........    $ (8,007)    $ (5,275)    $    (69)
                                                      ========     ========     ========

The following table shows the component assets and liabilities of the large custom-engineered furnace business:

                                                                 DECEMBER 31
                                                             ------------------
                                                               2002       2001
                                                             -------    -------
                                                               (000's Omitted)
Current assets ..........................................    $ 3,854    $13,692
Property plant and equipment, net .......................      3,272      3,316
Other assets ............................................         --          8
                                                             -------    -------
    Total assets ........................................    $ 7,126    $17,016
                                                             =======    =======

Current liabilities .....................................    $ 5,245      9,755
Other liabilities .......................................        304        625
                                                             -------    -------
    Total liabilities ...................................    $ 5,549    $10,380
                                                             =======    =======

The Company anticipates paying the discontinued operations long-term debt of $1,620,688 and notes payable of $6,273,522 and therefore, has reclassified these amounts into continuing operations as of December 31, 2002 and 2001.

Certain notes to these consolidated financial statements have been restated to reflect the Company's presentation of discontinued operations.


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

On June 6, 2000, the Company acquired the remaining 50.1% equity interest in Nippon Selas, a Japanese sales and engineering firm previously accounted for on the equity method for $50,000.

On January 12, 2000, the Company acquired the stock of Ermat S.A., a French furnace manufacturer. Ermat produces furnaces for heat treating both ferrous and non-ferrous metals. The purchase price was 11.5 million French francs (FF) or approximately $1.8 million.

The acquisitions were accounted for as a purchase and the excess of the fair value of the assets (goodwill) recorded as a separate asset. The pro forma results of operations as if the acquisitions had occurred in the beginning of 2001 and 2000 have not been presented as the impact is not material.

4.  STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

                                                 YEARS ENDED DECEMBER 31
                                         --------------------------------------
                                            2002          2001          2000
                                            ----          ----          ----
Interest received ....................   $   40,291    $   22,507    $   59,922
Interest paid ........................   $  348,864    $  543,243    $  540,965
Income taxes paid ....................   $  322,557    $1,419,846    $1,314,983


5.  BUSINESS SEGMENT INFORMATION

The Company has two remaining operating segments (See note 2 to the consolidated financial statements). It engages in the manufacture of Precision Miniature Medical and Electronics Products, and providing engineered heat technology services and equipment, including replacement parts, to industries throughout the world. The results of operations and assets of these segments for the years ended December 31, 2002, 2001 and 2000 are prepared on the same basis as the consolidated financial statements. The accounting policies for each segment are described in the Company's summary of significant accounting policies. See note 1 to the consolidated financial statements for further information. Interest expense has been allocated to the segments based on the specific loan balance outstanding during the year. The corporate component of operating income represents corporate, general and administrative expenses. Losses from discontinued operations have not been allocated to any one of the business segments.

FOR THE YEAR ENDED
DECEMBER 31, 2002

                                                                       SEGMENTS
                                                -------------------------------------------------------
                                                 PRECISION
                                                 MINIATURE
                                                MEDICAL AND
                                                 ELECTRONIC             HEAT(a)
                                                  PRODUCTS            TECHNOLOGY              TOTAL
                                                ------------         ------------         ------------
Sales, net .............................        $ 34,974,602         $ 29,617,198         $ 64,591,800
Operating costs and expenses ...........          34,967,558           32,300,052           67,267,610
General corporate expenses, net ........                  --                   --            2,012,405
                                                ------------         ------------         ------------

Operating income (loss) ................               7,044           (2,682,854)          (4,688,215)

Interest expense .......................             155,547              147,244              302,791
Interest expense corporate .............                  --                   --              161,824
Interest (income) ......................             (33,664)             (38,542)             (72,206)
Other (income) expense, net ............             (31,140)            (127,440)            (158,580)
                                                ------------         ------------         ------------

(Loss) from continuing operations before
       income taxes ....................             (83,699)          (2,664,116)          (4,922,044)

Income taxes (benefit) .................            (104,204)             187,361               83,157
Income taxes (benefit) general
   corporate expenses, net .............                  --                   --             (836,194)
                                                ------------         ------------         ------------

Income (loss) from continuing operations              20,505           (2,851,477)          (4,169,007)

(Loss) from discontinued
   operations, net of income tax .......                  --                   --           (6,833,558)
                                                ------------         ------------         ------------

Net income (loss) before change in
   accounting principle ................              20,505           (2,851,477)         (11,002,565)
Cumulative effect of change in
   accounting principle ................          (9,428,354)          (1,123,572)         (10,551,926)
                                                ------------         ------------         ------------
Net (loss) .............................        $ (9,407,849)        $ (3,975,049)        $(21,554,491)
                                                ============         ============         ============

Depreciation and amortization ..........        $  2,551,659         $    394,040         $  2,945,699
                                                ============         ============         ============

Property, plant and equipment additions         $  1,731,599         $    170,592         $  1,902,191
                                                ============         ============         ============

Total assets - continuing operations ...        $ 30,183,762         $ 19,761,032         $ 49,944,794

Total assets - discontinued operations .                  --                   --           13,610,601
                                                ------------         ------------         ------------

Total assets ...........................        $ 30,183,762         $ 19,761,032         $ 63,555,395
                                                ============         ============         ============


(a) For 2002, 2001 and 2000, the Company's large custom-engineered subsidiaries generated revenues of approximately $13.5 million, $15.6 million, and $27.3 million, and losses from discontinued operations of approximately $8.0 million, $5.3 million, and $69,000, respectively. These sales have been reclassified to discontinued operations.

FOR THE YEAR ENDED
DECEMBER 31, 2001

                                                               SEGMENTS
                                            ----------------------------------------------
                                             PRECISION
                                             MINIATURE
                                            MEDICAL AND
                                             ELECTRONIC         HEAT(a)
                                              PRODUCTS        TECHNOLOGY          TOTAL
                                            ------------     ------------     ------------
Sales, net .............................    $ 37,786,762     $ 33,515,080     $ 71,301,842
Operating costs and expenses ...........      36,924,326       31,967,080       68,891,406
General corporate expenses, net ........              --               --        1,260,594
                                            ------------     ------------     ------------

Operating income .......................         862,436        1,548,000        1,149,842

Interest expense .......................         211,625          144,446          356,071
Interest expense corporate .............              --               --          159,276
                                            ------------     ------------     ------------
Interest (income) ......................         (80,355)         (17,046)         (97,401)
Other (income) expense, net ............          87,208           69,301          156,509
                                            ------------     ------------     ------------

Income from continuing operations before
    income taxes .......................         643,958        1,351,299          575,387

Income taxes ...........................         344,955          820,219        1,165,174
Income taxes (benefit) general
    corporate expenses, net ............              --               --         (567,948)
                                            ------------     ------------     ------------

Income (loss) from continuing operations         299,003          531,080          (21,839)
(Loss) from discontinued
    operations, net of income tax ......              --               --       (4,595,476)
                                            ------------     ------------     ------------

Net Income .............................    $    299,003     $    531,080     $ (4,617,315)
                                            ============     ============     ============

Depreciation and amortization ..........    $  3,354,751     $    471,439     $  3,826,190
                                            ============     ============     ============

Property, plant and equipment additions     $  2,118,913     $    193,629     $  2,312,542
                                            ============     ============     ============

Total assets - continuing operations ...    $ 40,899,197     $ 22,396,787     $ 63,295,984

Total assets - discontinued operations .              --               --       23,305,372
                                            ------------     ------------     ------------

Total assets ...........................    $ 40,899,197     $ 22,396,787     $ 86,601,356
                                            ============     ============     ============

FOR THE YEAR ENDED
DECEMBER 31, 2000

                                                               SEGMENTS
                                            ----------------------------------------------
                                             PRECISION
                                             MINIATURE
                                            MEDICAL AND
                                             ELECTRONIC         HEAT(a)
                                              PRODUCTS        TECHNOLOGY          TOTAL
                                            ------------     ------------     ------------
Sales, net .............................    $ 39,662,563     $ 31,857,192     $ 71,519,755

Operating costs and expenses ...........      36,308,306       31,405,853       67,714,159
General corporate expenses, net ........              --               --          980,580
                                            ------------     ------------     ------------

Operating income .......................       3,354,257          451,339        2,825,016

Interest expense .......................         307,080          115,392          422,472
Interest expense corporate .............              --               --          151,421
Interest (income) ......................         (24,563)         (20,009)         (44,572)
Loss of affiliate ......................              --            9,341            9,341
Other (income) expense, net ............           6,643         (415,283)        (408,640)
                                            ------------     ------------     ------------

Income from continuing operations
    before income taxes ................       3,065,097          761,898        2,694,994

Income taxes ...........................       1,216,265          295,498        1,511,763

Income taxes (benefit) general
    corporate expenses, net ............              --               --         (452,800)
                                            ------------     ------------     ------------

Income from continuing operations ......       1,848,832          466,400        1,636,031
(Loss) from discontinued
    operations, net of income tax ......              --               --        1,299,755
                                            ------------     ------------     ------------

Net Income .............................    $  1,848,832     $    466,400     $  2,935,786
                                            ============     ============     ============

Depreciation and amortization ..........    $  3,013,741     $    548,463     $  3,562,204
                                            ============     ============     ============

Property, plant and equipment additions    $  3,092,361     $    339,083     $  3,431,444
                                            ============     ============     ============

Total assets - continuing operations ...    $ 40,127,165     $ 26,628,396     $ 66,755,561

Total assets - discontinued operations               --               --       29,575,579
                                            ------------     ------------     ------------

Total assets ...........................    $ 40,127,165     $ 26,628,396     $ 96,331,140
                                            ============     ============     ============

The geographical distribution of identifiable assets and net sales to geographical areas for the years ended December 31, 2002, 2001 and 2000 are set forth below:

IDENTIFIABLE ASSETS
                                          2002           2001           2000
                                      -----------    -----------    -----------

United States ....................    $33,462,158    $52,175,996    $52,540,067
Other ............................     16,482,636     11,119,988     14,215,494
Discontinued operations ..........     13,610,601     23,305,372     29,575,579
                                      -----------    -----------    -----------
Consolidated .....................    $63,555,395    $86,601,356    $96,331,140
                                      ===========    ===========    ===========

                    Discontinued operations are located primarily in the United States and France.


NET SALES TO GEOGRAPHICAL AREAS
                                          2002           2001           2000
                                      -----------    -----------    -----------

United States ....................    $27,000,258    $30,069,491    $40,198,036
France ...........................      8,717,131     11,686,145      9,690,376
Germany ..........................      3,486,234      3,018,314      1,893,345
All other countries ..............     25,388,177     26,527,892     19,737,998
                                      -----------    -----------    -----------
Consolidated .....................    $64,591,800    $71,301,842    $71,519,755
                                      ===========    ===========    ===========

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to Canada, Norway, Singapore and Japan.

Due to the nature of the Company's heat technology products, one contract may account for a large percentage of sales in a particular period; however, the Company is not dependent on any one heat technology customer on an ongoing basis.

 Consolidated net sales in the years presented did not result from sales to any one individual customer in excess of 10% of total sales. At December 31, 2002 and 2001, the Company had approximately $3.3 million and $4.0 million, respectively, of trade accounts receivable due from hearing aid manufacturers. Also, the Company had $8.7 million and $9.0 million at December 31, 2002 and 2001, respectively, in currently billed and unbilled receivables from Heat Technology customers in the aluminum and glassware industry in North America and Europe.

6. LONG-TERM CONTRACTS AND RECEIVABLES

Accounts and notes receivable at December 31, 2002 and 2001 include the following elements from long-term contracts:
                                          2002           2001
                                       ----------    -----------

Amounts billed ..................     $    70,000    $   686,150
Unbilled receivables ............       1,447,004      1,118,641
                                       ----------    -----------

    Total .......................     $ 1,517,004    $ 1,804,791
                                      ===========    ===========

The balances billed but not paid by customers, pursuant to retainage provisions included in long-term contracts, will be due upon completion of the contracts and acceptance by the customer.

The unbilled receivables are comprised principally of amounts of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to the customers because the amounts were not billable under the contract terms, at the balance sheet date. In accordance with the contract terms the unbilled receivables at December 31, 2002 will be billed in 2003.

Inventories include $345,331 relating to long-term sales contracts at December 31, 2002 and $145,616 at December 31, 2001.

The following analysis provides a detail of revenue recognition methodology by segment for the years ended


December 31, 2002:
                                                  PRECISION
                                              MINIATURE MEDICAL
                                  HEAT         AND ELECTRONIC
                               TECHNOLOGY          PRODUCTS            TOTAL
                              -----------        -----------        -----------
Upon shipment .............   $14,304,800        $34,974,602        $49,279,402
Percentage of completion ..    15,312,398                 --         15,312,398
                              -----------        -----------         ----------

Total revenue .............   $29,617,198        $34,974,602        $64,591,800
                              ===========        ===========        ===========


December 31, 2001:
                                                  PRECISION
                                              MINIATURE MEDICAL
                                  HEAT         AND ELECTRONIC
                               TECHNOLOGY          PRODUCTS            TOTAL
                              -----------        -----------        -----------
Upon shipment .............   $ 9,853,850        $37,786,762        $47,640,612
Percentage of completion ..     3,661,230                 --         23,661,230
                              -----------        -----------        -----------

Total revenue .............   $33,515,080        $37,786,762        $71,301,842
                              ===========        ===========        ===========

7. GOODWILL AND OTHER INTANGIBLE ASSETS

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $15,632,000. The Company determined the goodwill associated with its European Heat Technology operations had been impaired and wrote-off the remaining goodwill of $1,528,000, $404,000 of negative goodwill pertaining to its Asian Heat Technology operations, and the Company recognized an impairment of $9,428,000 associated with its Precision Miniature Medical and Electronics Products Business. The net charge totaling $10,552,000 was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. The corresponding deferred tax asset of $743,000 was offset by a valuation allowance, see note 11 to the consolidated financial statements. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

Prior to the adoption of Statement 142, the Company assessed the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life could be recovered through projected undiscounted future cash flows of the business for which the intangible assets arose. No impairment was recognized in prior years. In accordance with Statement 142, the Company discontinued amortization of goodwill effective January 1, 2002. Amortization expense related to goodwill was approximately $664,000 and $733,000 for the year ended December 31, 2001 and 2000, respectively.

A reconciliation of previously reported net earnings (loss) per share adjusted for goodwill, net of the related income tax effects, follows:

                                                                           DECEMBER 31
                                                       --------------------------------------------------
                                                            2002               2001             2000
                                                       --------------     -------------     -------------
Net income (loss) before accounting change ........    $  (11,002,565)    $  (4,617,315)    $   2,935,786
Cumulative effect in change in accounting .........       (10,551,926)               --                --
Add: Goodwill amortization, net of tax ............                --           572,205           640,573
                                                       --------------     -------------     -------------

Adjusted net income (loss) ........................    $  (21,554,491)    $  (4,045,110)    $   3,576,359
                                                       ==============     =============     =============

Earnings per share:
    Net income (loss) before accounting change ....    $        (2.15)    $        (.90)    $         .57
    Cumulative effect of change in accounting .....             (2.06)               --                --
    Goodwill amortization, net of tax .............                --               .11               .13
                                                       --------------     -------------     -------------
    Adjusted net income (loss) ....................    $        (4.21)    $        (.79)    $         .70
                                                       ==============     =============     =============

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

                                                       PRECISION
                                                    MINIATURE MEDICAL
                                       HEAT          AND ELECTRONIC
                                    TECHNOLOGY          PRODUCTS            TOTAL
                                   ------------       ------------       ------------
Balance as of January 1, 2002 ...  $  1,004,740       $ 14,626,762       $ 15,631,502
Translation and
   reclassification adjustment ..       230,564             66,177            296,741
Transitional test impairment
   loss .........................    (1,123,572)        (9,428,354)       (10,551,926)
                                   ------------        -----------        -----------

Goodwill at December 31, 2002 ..   $    111,732       $  5,264,585       $  5,376,317
                                   ============       ============       ============

Due to the poor performance of the Company's foreign industrial heat processing systems over the past two years and lowered future expectations, a goodwill impairment loss of $1,124,000 was recognized for this unit representing the full carrying value of its goodwill. Due to the sluggish economy in the semiconductor and electronics industry, the five year forecast for the electronics products unit was revised downward and an impairment loss of $2,887,000 was recognized. After taking into consideration the negative growth in the overall hearing health market during 2002, downwardly revised future industry estimates, and the overall market capitalization of the Company, the earnings forecast for the Precision Miniature Medical and Electronics Products for the next five years was revised and, as such, a goodwill impairment of $6,541,000 was recognized in the reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows. In determining the discount factor for the Precision Miniature Medical and Electronics Products unit, the Company obtained the assistance of a valuation specialist in developing discount rates. Only interest on debt associated with the specific operating unit was taken into consideration.


8. INVENTORIES

Inventories consist of the following:

                                               FINISHED
                     RAW         WORK-IN     PRODUCTS AND
DECEMBER 31       MATERIALS      PROCESS      COMPONENTS      TOTAL
                 -----------   -----------   -----------   -----------
2002
Domestic .....   $ 1,379,508   $ 2,326,969   $ 4,229,483   $ 7,935,960
Foreign ......       674,260       547,156       236,426     1,457,842
                 -----------   -----------   -----------   -----------

    Total ....   $ 2,053,768   $ 2,874,125   $ 4,465,909   $ 9,393,802
                 ===========   ===========   ===========   ===========


2001
Domestic .....   $ 2,674,084   $ 2,944,176   $ 3,445,981   $ 9,064,241
Foreign ......       551,315     1,270,233       238,608     2,060,156
                 -----------   -----------   -----------   -----------

    Total ....   $ 3,225,399   $ 4,214,409   $ 3,684,589   $11,124,397
                 ===========   ===========   ===========   ===========

9. NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE

Notes payable at December 31, 2002 and 2001 are summarized below:

                                                       2002            2001
                                                   ------------    ------------
Notes payable:
    Short term borrowings, Europe ............     $  6,427,529    $  6,140,731
    Short-term borrowings, domestic ..........        3,982,137       2,977,526
    Short-term borrowings, Asia ..............          511,318         303,945
                                                   ------------    ------------

    Total notes payable ......................      $10,920,984    $  9,422,202
                                                    ===========    ============

Consolidated European subsidiaries have working crangements with European banks aggregating $8,697,000. Of this amount, $6,537,000 may be used to borrow funds for working capital or guarantee customer advance payments on contracts. The remaining $2,160,000 may be used only for guaranteeing customer advance payments, of which $2,160,000 was utilized at December 31, 2002 at interest rates ranging from 0.50% to 2.00%. At December 31, 2002 the Company's European subsidiaries had borrowings of $6,428,000, which bear interest at annual rates ranging from 3.92% to 9.10%.

Certain of these credit arrangements have no expiration dates and are guaranteed by the Company. The primary European working capital credit arrangements have been extended to the earlier of January 1, 2004 or the sale of assets from discontinued operations in 2003.

The maximum amounts of short-term borrowings and bank guarantees at any month end were $14,923,000 in 2002, $10,055,000 in 2001, and $3,439,000 in 2000.
Working capital arrangements were reduced after the sale of the custom engineered furnace business, in December of 2002. The average short-term borrowings and bank guarantees outstanding during 2002, 2001 and 2000 amounted to $11,850,000, $8,264,000, and $2,665,000, respectively. The average short-term interest rates in 2002, 2001 and 2000 for outstanding borrowings were 6.5%, 5.0%, and 7.9%, respectively.

The Company and its domestic subsidiaries, entered into a revolving credit loan facility and a supplemental facility for which borrowings of $6,500,000 could be outstanding at any one time. The revolving facility, which had a maximum limit of $4,500,000, had borrowings of $2,622,000 as of December 31, 2002 bearing an interest rate of 3.92% (LIBOR plus 2.5%). The loan carries a commitment fee of ..25% per annum, payable on the unborrowed portion of the line. The domestic revolving loan credit facilities have been extended to April 1, 2004.

The supplemental facility, which had a maximum limit of $2,000,000, had borrowings of $1,360,000 as of December 31, 2002 bearing interest at a rate of 4.67% (LIBOR plus 3.25%). The loan carries a commitment fee of .25% per annum, payable on the unborrowed portion of the line. In addition, the Company paid a commitment fee of $150,000 following the sale of the Large Furnace Operations, in December 2002. The domestic supplemental loan credit facility has been extended to the earlier of January 1, 2004 or the sale of assets from discontinued operations in 2003.

The maximum amounts of short-term borrowings on the two domestic facilities at any month end in 2002 were $4,457,000. The average short-term borrowings outstanding during 2002 were $3,586,000. The average short-term interest rate in 2002 was 4.05%.

A subsidiary of the Company located in Singapore has two credit facilities with a combined limit totaling $862,000 of which $511,000 was outstanding at December 31, 2002. Maximum borrowings were $511,000 and average borrowings were $373,000. Borrowings under the two facilities on December 31, 2002 carried an average interest rate of 5.86%, payable monthly. The Singapore credit facilities have no specific term date, but are reviewed annually.


LONG-TERM DEBT

Long-term debt at December 31, 2002 and 2001 is summarized below:

                                                       2002            2001
                                                   ------------    ------------
Long-term debt:
    Term loans, domestic .......................   $  2,722,249    $  1,783,333
    Term loans, Europe .........................      1,581,889       2,918,865
    Other borrowings ...........................          5,814           8,769
                                                   ------------    ------------
                                                      4,309,952       4,710,967
Less:  current maturities ......................      1,573,716       1,496,033
                                                   ------------    ------------

                                                   $  2,736,236    $  3,214,934
                                                   ============    ============

The terms of the domestic loan agreements require monthly principal payments of approximately $64,000 through April 2004, with a balloon payment due at the end of the loans. At December 31, 2002, the borrowings under the credit agreement bore interest, payable monthly, at an interest rate of 3.92% (LIBOR plus 2.50%). The credit agreement is subject to a prepayment penalty of 3%.

The Company's French subsidiary, Selas (SAS), financed its premises outside of Paris with bank borrowings maturing August 31, 2006, which require quarterly installments of principal of $46,000 (44,000 Euros). The loan carries interest payable quarterly. The interest rate on December 31, 2002 was 3.62% (the Euro Interbank Offered Rate [EURIBOR] plus .7%). The loan balance as of December 31, 2002 was $672,000 (640,000 Euros). The loan is subject to a prepayment penalty of 3%. The debt is secured by the land and building of Selas S.A. The land and building are for sale and the expected proceeds will be used to pay down liabilities.

The aggregate maturities of long-term debt for the five years ending December 31, 2007 and thereafter are as follows:

YEARS ENDING DECEMBER 31                         AGGREGATE MATURITY
------------------------                         ------------------

           2003 ................................   $    1,573,716
           2004 ................................        2,478,182
           2005 ................................          183,352
           2006 ................................           74,702
           2007 ................................               --
           2008 and thereafter .................               --
                                                   --------------
                                                   $    4,309,952
                                                   ==============


CREDIT FACILITIES

In 2002, the Company did not meet certain covenants during the 3rd and 4th quarters, for which the Company obtained waivers from the bank.

In March 2003, the Company entered into an amended agreement for its domestic and foreign revolving credit and term loan facilities and obtained a new facility in the amount of 1,000,000 euros (approximately $1,090,000) for the issuance of advance payment guarantees. The new facility can be expanded to 1,750,000 euros (approximately $1,908,000) after the sale of discontinued operations and the payoff of the French Overdraft and Domestic Supplemental Facilities. APG's bear an interest rate of 3% per annum.

Borrowings under the revolving credit facilities bear interest at LIBOR plus 2.5% to 3.75%. A commitment fee of .25% per annum is payable on the unborrowed portion of the credit facilities. In addition, the Company paid an up front commitment fee of $50,000. The agreement requires the Company to use a significant portion of proceeds from asset disposals to make permanent reductions in its credit facilities.

In connection with the amended agreement, the Company has pledged as collateral substantially all of the assets of the Company's domestic subsidiaries with a book value totaling approximately $28,086,000.

The domestic term loans, the revolving credit facility and supplemental loan facility are secured by the Company's domestic assets, and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $10 million through March 31, 2004 consisting of shareholders' equity, plus subordinated debt, less intangible assets, increased annually by 100% of net income and 100% of the aggregate amount of contributions to capital. At December 31, 2002 the Company was in compliance with all covenants of the amended agreement.

Management believes that the Company will be able to maintain the amended covenants through March 30, 2004.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. We believe that the amended credit facility combined with funds expected to be generated from operations, the sale of assets, the available borrowing capacity through its revolving credit loan facilities, the potential sale of certain assets, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs. If, however, we do not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

The fair value of Company's debt and interest rate swap agreements are estimated using standard pricing models that take into consideration the present value of future cash flows as of the balance sheet date. Since the interest rates on the majority of the Company's long-term debt at December 31, 2002 were renegotiated in March 2003 and mature within sixteen months of the balance sheet date, the carrying value approximates the fair value. At December 31, 2001 the carrying value of long-term debt was $3,215,000 with an estimated fair value of $3,335,000.


10. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2002 and 2001 are as follows:

                                                       2002             2001
                                                    -----------     -----------

Salaries, wages and commissions ...............     $ 1,756,308     $ 1,676,144
Taxes, including payroll withholdings
    and VAT, excluding income taxes ...........       1,501,165         982,042
Accrued severance benefits ....................         389,642              --
Accrued pension costs .........................       1,084,833         951,923
Accrued professional fees .....................       1,100,639         548,200
Accrued insurance .............................          67,813          73,000
Other .........................................         294,279         670,480
                                                   ------------    ------------

                                                   $  6,194,679    $  4,901,789
                                                   ============    ============

11. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

                                                                      YEARS ENDED DECEMBER 31
                                                        ---------------------------------------------------
                                                            2002                2001                2000
                                                        -----------         -----------         -----------
Current
    Federal ....................................        $  (699,360)        $   423,201         $   900,867
    State ......................................            (98,261)             14,887             210,226
    Foreign ....................................            145,690             212,577             269,390
                                                        -----------         -----------         -----------
                                                           (651,931)            650,665           1,380,483
                                                        -----------         -----------         -----------
Deferred
    Federal ....................................           (227,231)            (55,857)            (61,764)
    State ......................................            (57,586)            (15,359)             (5,964)
    Foreign ....................................            183,711              17,777            (253,792)
                                                        -----------         -----------         -----------

                                                           (101,106)            (53,439)           (321,520)
                                                        -----------         -----------         -----------

Income taxes (benefit) .........................        $  (753,037)        $   597,226         $ 1,058,963
                                                        ===========         ===========         ===========

Income (loss) before income taxes is as follows:
    Foreign ....................................        $(2,131,549)        $  (284,348)        $   162,322
    Domestic ...................................         (2,790,495)            859,735           2,532,672
                                                        -----------         -----------         -----------

                                                        $(4,922,044)        $   575,387         $ 2,694,994
                                                        ===========         ===========         ===========

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

                                                YEARS ENDED DECEMBER 31
                                           -----------------------------------
                                            2002           2001          2000
                                           ------        -------        ------
Tax provision at statutory rate .....        34.0%          34.0%         34.0%
Valuation allowances - foreign losses       (21.4)          50.0           2.2
Effect of foreign tax rates .........          --            6.9          (1.7)
Goodwill amortization ...............          --           24.0           3.3
State taxes net of federal benefit ..         1.9             .2           5.1
Tax benefits related to export sales          1.5          (19.2)         (4.5)
Other ...............................         (.7)           7.9            .9
                                           ------        -------        ------

Domestic and foreign income tax rate         15.3%         103.8%         39.3%
                                           ======        =======        ======


The significant components of deferred income taxes (benefits) for the years ended December 31, 2002, 2001, and 2000 are as follows:

                                                                   YEARS ENDED DECEMBER 31
                                                        -------------------------------------------
                                                            2002             2001           2000
                                                        -----------     -----------     -----------
Deferred income tax (benefit) ......................    $(2,377,993)    $   (57,614)    $  (314,534)
Increase (decrease) in beginning-of-the year balance
 of the valuation allowance for deferred tax assets       2,252,143          20,153         (15,661)
Currency translation adjustment ....................         24,744         (15,978)          8,675
                                                        -----------     -----------     -----------

                                                        $  (101,106)    $   (53,439)    $  (321,520)
                                                        ===========     ===========     ===========

Continuing operations income tax (benefit) .........    $  (753,037)    $   597,226     $ 1,058,963
Discontinued operations income tax .................        526,170       1,765,273         768,415
                                                        -----------     -----------     -----------

Total income tax ...................................    $   226,867     $ 2,362,499     $ 1,827,378
                                                        ===========     ===========     ===========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

                                                                               2002          2001
                                                                            ----------    ----------
Deferred tax assets:
    Postretirement benefit obligations .................................    $1,307,302    $1,197,427
    Net operating loss carryforwards ...................................     2,588,779     1,386,218
    State income taxes .................................................       605,554       460,863
    Guarantee obligations and estimated future costs of service accruals       337,978       167,595
    Employee pension plan obligations ..................................       368,843       323,654
    Compensated absences, principally due to accrual for financial
        reporting purposes .............................................       184,667       204,508
    Goodwill ...........................................................       743,859
    Other ..............................................................       404,267       217,786
                                                                            ----------    ----------
       Total gross deferred tax assets .................................     6,541,249     3,958,051
       Less:  valuation allowance ......................................     3,358,012     1,105,870
                                                                            ----------    ----------
       Net deferred tax assets .........................................     3,183,237     2,852,181
                                                                            ----------    ----------
Deferred tax liabilities:
    Plant and equipment, principally due to differences in depreciation
       and capitalized interest ........................................       757,923       730,367
  Other ................................................................       258,218       188,489
                                                                            ----------    ----------
    Total gross deferred tax liabilities ...............................     1,016,141       918,856
                                                                            ----------    ----------
    Net deferred tax assets ............................................    $2,167,096    $1,933,325
                                                                            ==========    ==========


Domestic and foreign deferred taxes are comprised as follows:

DECEMBER 31, 2002                             FEDERAL          STATE         FOREIGN           TOTAL
                                            ----------      ----------      ----------       ----------
Current deferred asset ...............      $1,311,818      $  269,665      $  236,901       $1,818,384
Non-current deferred asset (liability)         178,866         287,297        (117,451)         348,712
                                            ----------      ----------      ----------       ----------

Net deferred tax asset ...............      $1,490,684      $  556,962      $  119,450       $2,167,096
                                            ==========      ==========      ==========       ==========


DECEMBER 31, 2001                             FEDERAL          STATE         FOREIGN           TOTAL
                                            ----------      ----------      ----------       ----------
Current deferred asset ...............      $1,011,680      $  118,681      $  331,395       $1,461,756
Non-current deferred asset (liability)         253,322         288,752         (70,505)         471,569
                                            ----------      ----------      ----------       ----------

Net deferred tax asset ...............      $1,265,001      $  407,433      $  260,891       $1,933,325
                                            ==========      ==========      ==========       ==========

The valuation allowance for deferred tax assets as of January 1, 2002 was $1,105,870. The net change in the total valuation allowance for the year ended December 31, 2002 was an increase of $2,252,142. The remaining valuation allowance of $3,358,012 as of December 31,2002, is maintained against deferred tax assets which the Company has determined are not likely to be realized. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets will be reported in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2002.

At December 31, 2002 the Company has net operating loss carryforwards for foreign income tax purposes of $7,167,396 of which $723,264 expire in 2005, $1,071,010 expire in 2006, $3,383,448 expire in 2007 and $1,989,674 have no expiration date and are available to offset future foreign taxable income. The Company has recognized a valuation allowance for certain net operating loss carryforwards at foreign operations where utilization will not be realized.

No provision has been made for United States income tax which may be payable on undistributed income of the Company's foreign subsidiaries since it is the Company's intention to reinvest the unremitted earnings. Furthermore, based on current federal income tax laws, the federal income tax on future dividends will be offset by foreign tax credits in certain instances. At December 31, 2002, the Company has not recognized a deferred tax liability of approximately $77,000 on undistributed retained earnings of such subsidiaries of $228,000.


12.  EMPLOYEE BENEFIT PLANS

The Company has two domestic defined benefit pension plans. One covers salaried employees and the other plan covers union employees. The following table sets forth the plans' funded status and amounts recognized in the Company's statements of financial position at December 31, 2002 and 2001:

                                                             DECEMBER 31
                                                    ---------------------------
                                                        2002            2001
                                                    -----------     -----------
Change in Projected Benefit Obligation
Projected benefit obligation at January 1 ......    $ 5,422,319     $ 5,185,872
Service cost (excluding administrative expenses)        152,152         157,664
Interest cost ..................................        328,936         358,074
Actuarial (gain) loss ..........................       (436,237)         74,144
Benefits paid ..................................       (370,568)       (353,435)
                                                    -----------     -----------
Projected benefit obligation at December 31 ....      5,096,602       5,422,319
                                                    -----------     -----------

Change in Fair Value of Plan Assets
Fair value of plan assets at January 1 .........      4,664,297       5,345,128
Actual return on plan assets ...................       (436,875)       (387,451)
Employer contributions .........................             --          93,069
Expenses .......................................        (31,513)        (33,014)
Benefits paid ..................................       (370,568)       (353,435)
                                                    -----------     -----------

Fair value of plan assets at December 31 .......      3,825,341       4,664,297
                                                    -----------     -----------

Funded status ..................................     (1,271,261)       (758,022)
Unrecognized net actuarial (gain)  loss ........        184,551        (196,216)
Unrecognized prior service cost ................          1,877           2,315
                                                    -----------     -----------

(Accrued) pension cost at December 31 ..........    $(1,084,833)    $  (951,923)
                                                    ===========     ===========

Net periodic pension cost for these plans for the years 2002, 2001 and 2000 included the following components:

                                                         YEARS ENDED DECEMBER 31
                                                 -------------------------------------
                                                    2002          2001          2000
                                                 ---------     ---------     ---------
Service cost - benefits earned during
    the period ..............................    $ 186,291     $ 185,465     $ 217,458
Interest cost on projected benefit obligation      328,936       358,074       347,668
Expected return on assets ...................     (358,799)     (410,366)     (421,230)
Amortization of net obligation ..............           --            --        55,124
Amortization of prior service cost ..........          438         1,468         2,146
Recognized net actuarial (gain) .............      (23,956)      (54,607)      (65,446)
                                                 ---------     ---------     ---------

Net periodic pension cost ...................    $ 132,910     $  80,034     $ 135,720
                                                 =========     =========     =========

The discount rate used to determine the projected benefit obligation for both the salaried and union plans was 6.75%, 7.00% and 7.25% for 2002, 2001 and 2000, respectively.

The projected benefit obligation was determined by using an assumed rate of increase in compensation levels of 5% for the years 2002, 2001 and 2000 for the salaried plan. The expected long-term rate of return on assets for both plans was 8%.

The Company's French subsidiary, CFR, is obligated to contribute to an employee profit sharing plan under which annual contributions are determined on the basis of a prescribed formula using capitalization, salaries and certain revenues. There was no contribution to profit sharing in 2002, 2001 or 2000.

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2002, 2001 and 2000 was $303,437, $347,016 and $294,665 respectively.

The Company provides postretirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999 a plan amendment was instituted which limits the liability for postretirement benefits beginning January 1, 2000 for certain employees who retire after that date. This plan amendment resulted in a $1.1 million unrecognized prior service cost reduction, which will be recognized as employees render the services necessary to earn the postretirement benefit. The Company's policy is to pay the cost of these postretirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.

The following table presents the amounts recognized in the Company's consolidated balance sheet at December 31, 2002 and 2001 for post-retirement medical benefits:

Accumulated postretirement medical benefit obligation:

                                                             DECEMBER 31
                                                    ---------------------------
                                                        2002            2001
                                                    -----------     -----------
Change in Projected Benefit Obligation
Projected benefit obligation at January 1 ......    $ 1,381,608     $ 1,377,085
Service cost (excluding administrative expenses)         29,676          35,802
Interest cost ..................................        132,800          94,401
Amendments .....................................         20,602              --
Actuarial (gain) loss ..........................        617,367          33,941
Benefits paid ..................................       (165,058)       (159,621)
                                                    -----------     -----------

Projected benefit obligation at December 31 ....      2,016,995       1,381,608
                                                    -----------     -----------

Change in Fair Value of Plan Assets
Employer contribution ..........................        165,058         159,621
Benefits paid ..................................       (165,058)       (159,621)
                                                    -----------     -----------

Fair value of plan assets at December 31 .......             --              --
                                                    -----------     -----------

Funded status ..................................      2,016,995       1,381,608
Unrecognized net actuarial gain  (loss) ........        (11,048)        606,319
Unrecognized prior service cost ................        891,859         984,036
                                                    -----------     -----------

Accrued postretirement benefit cost ............    $ 2,897,806     $ 2,971,963
                                                    ===========     ===========

Accrued postretirement medical benefit costs are classified as other postretirement benefit obligations as of December 31, 2002 and 2001.

Net periodic postretirement medical benefit costs for 2002, 2001 and 2000 include the following components:

                                                            YEARS ENDED DECEMBER 31
                                                    -------------------------------------
                                                       2002          2001          2000
                                                    ---------     ---------     ---------
Service cost ...................................    $  29,676     $  35,802     $  33,382
Interest cost ..................................      132,800        94,401        98,656
Amortization of unrecognized prior service cost       (71,575)      (75,695)      (75,695)
Amortization of unrecognized gain ..............           --       (35,896)      (31,168)
                                                    ---------     ---------     ---------

Net periodic postretirement medical benefit cost    $  90,901     $  18,612     $  25,175
                                                    =========     =========     =========

For measurement purposes, an 11.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2002; the rate was assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement medical benefit obligation as of December 31, 2002 by $89,743 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost for the year ended December 31, 2002 by $7,085.

The weighted-average discount rate used in determining the accumulated postretirement medical benefit obligation was 6.75%, 7.00% and 7.25% at December 31, 2002, 2001 and 2000, respectively.

The Company provides retirement related benefits to former executive employees, and to certain foreign subsidiary employees in accordance with industry-wide collective labor agreements. The liabilities established for these benefits at December 31, 2002 and 2001 were $968,348 and $906,985 respectively, and are classified as other postretirement benefit obligations as of December 31, 2002 and 2001.


13. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company's foreign operations is the currency of the country in which the entity resides; such currencies are the European euro, Singapore dollar, Portugal escudo and Japanese yen. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax where appropriate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. Foreign currency transaction gains included in the statements of operations for 2002, 2001 and 2000 were $333,000, $46,000 and $38,000 respectively.


14. COMMON STOCK AND STOCK OPTIONS

Under the various plans, executives, employees and outside directors receive awards of options to purchase common stock. Under all awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the Company's stock on the date of the grant. Options under the plans generally vest from one to five years, and the option's maximum term is ten years. Options issued to directors vest from one to three years.

Stock option activity during the periods indicated is as follows:

                                                               Weighted-average
                                                  Number of        Exercise
                                                   Shares            Price
                                                 ----------       ----------
Outstanding at January 1, 2001 ..........           570,400       $     8.27
    Options forfeited ...................           (26,400)            9.35
    Options expired .....................            (3,750)           11.42
    Options granted .....................           131,700             3.13
                                                 ----------

Outstanding at December 31, 2001 ........           671,950       $     7.20
    Options forfeited ...................           (14,550)            8.04
    Options expired .....................           (78,000)            9.46
    Options granted .....................            40,000             3.09
                                                 ----------

Outstanding at December 31, 2002 ........           619,400       $     6.63
    Options forfeited ...................          (100,350)            5.99
    Options expired .....................                --               --
    Options granted .....................           192,500             1.99
                                                 ----------

Outstanding at December 31, 2002 ........           711,550       $     5.48
                                                 ==========       ==========

Exercisable at end of year ..............           443,880
                                                 ==========

Available for future grant at end of year         1,438,450
                                                 ==========

The following summarizes information about the Company's stock options outstanding at December 31, 2002:

                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                    -----------------------------------------   ----------------------
                                      WEIGHTED       WEIGHTED                 WEIGHTED
        RANGE OF       NUMBER         AVERAGE        AVERAGE       NUMBER     AVERAGE
        EXERCISE    OUTSTANDING       REMAINING      EXERCISE   EXERCISABLE   EXERCISE
        PRICES      AT 12/31/02   CONTRACTUAL LIFE    PRICE     AT 12/31/02    PRICE
        ------      -----------   ----------------   --------   -----------    -----
    $1.55 -  2.30     187,500            9.92          $1.99       15,000     $ 2.06
    $3.12 -  3.70     144,200            8.17           3.22       54,030       3.18
    $5.35 -  6.94     180,000            2.00           6.15      180,000       6.15
    $9.06 - 10.50     199,850            5.16           9.77      199,850       9.77

Pro Forma Information

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Therefore, no compensation expense has been recognized for the stock option plans. SFAS No. 123, amended by SFAS 148, requires the Company to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1995. Using this approach, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table:

                                                              YEAR ENDED DECEMBER
                                               ----------------------------------------------
                                                    2002             2001             2000
                                               ------------     ------------     ------------
Net income (loss) as reported .............    $(21,554,491)    $ (4,617,315)    $  2,935,786
Deduct: Total stock-based employee
    compensation expense determined
    fair value based method for all awards,
    net of related tax effects ............        (152,335)         (59,203)         (97,149)
                                               ------------     ------------     ------------
Pro forma net income ......................    $(21,706,826)    $ (4,676,518)    $  2,838,637
                                               ============     ============     ============
Earnings per share:
    Basic-as reported .....................    $      (4.21)    $       (.90)    $        .57
    Basic-pro forma .......................    $      (4.24)    $       (.91)    $        .55

Reported basic and diluted earnings are the same for all periods presented.

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                      2002      2001      2000
                                                      ----      ----      ----
Dividend yield ................................         --       2.2%      2.1%
Expected volatility ...........................       55.4%     45.5%     41.7%
Risk-free interest rate .......................       3.71%     4.79%     5.21%
Expected life (years) .........................        6.2       6.5       6.0

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics different from those of traded options, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

15.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2002(a)                                             FIRST              SECOND            THIRD              FOURTH
                                                   QUARTER            QUARTER           QUARTER            QUARTER
                                                ------------       ------------      ------------       ------------
Sales, net(b) ............................      $ 16,695,000       $ 17,962,000      $ 14,991,000       $ 14,945,000
                                                ============       ============      ============       ============
Gross Profit .............................      $  3,613,000       $  3,866,000      $  2,571,000       $  2,091,000
                                                ============       ============      ============       ============
Income (loss) from continuing
     operations net of tax ...............      $     19,000       $     75,000      $ (1,511,000)      $ (2,752,000)
 Income (loss) from discontinued
     operations net of tax ...............          (156,000)           156,000        (4,993,000)        (1,840,000)
                                                ------------       ------------      ------------       ------------
Net income (loss) before change in
     accounting principle ................          (137,000)           231,000        (6,504,000)        (4,592,000)
                                                ------------       ------------      ------------       ------------
Cumulative effective of change
     in accounting principle(c) ..........       (10,552,000)                --                --                 --
                                                ------------       ------------      ------------       ------------
Net income (loss) ........................      $(10,689,000)      $   231,000      $ (6,504,000)      $ (4,592,000)
                                                ============       ============      ============       ============

Earnings (loss) per share:
     Basic income (loss) per share
        Continuing operations ............      $         --       $        .02      $       (.29)      $       (.54)
        Discontinued operations ..........              (.03)               .03              (.98)              (.36)
        Accounting principle change ......             (2.06)                --                --                 --
                                                ------------       ------------      ------------       ------------
        Net income (loss) ................      $      (2.09)      $        .05      $      (1.27)      $       (.90)
                                                ============       ============      ============       ============

   Diluted income (loss) per share
        Continuing operations ............      $         --       $        .02      $       (.29)      $       (.54)
        Discontinued operations ..........              (.03)               .03              (.98)              (.36)
        Accounting principle change ......             (2.06)                --                --                 --
                                                ------------       ------------      ------------       ------------
        Net income (loss) ................      $      (2.09)      $        .05      $      (1.27)      $       (.90)
                                                ============       ============      ============       ============

a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

b) The Company has reclassified two of its businesses as discontinued operations - the large custom-engineered furnace subsidiaries, which were sold in December 2002, and the subsidiary that manufactures tire holders, lifts and related products. For 2002 and 2001, the large custom-engineered furnace subsidiaries had revenue of $13.5 and $15.6 million and net losses of $8.0 million and $5.3 million, respectively. For those same years, the subsidiary that manufactures tire holders, lifts and related products had revenue of $16.8 and $15.0 million and net income of $1.2 million and $0.7 million.

c) In 2002, the Company adopted SFAS No. 142. See note 7 to the consolidated financial statements for further explanation.

2001(a)                                     FIRST             SECOND            THIRD             FOURTH
                                           QUARTER           QUARTER           QUARTER           QUARTER(b)
                                        ------------       -----------      ------------       ------------
Sales, net ........................     $ 20,224,000      $ 20,965,000      $ 14,864,000       $ 15,248,000
                                         ===========      ============      ============       ============

Gross Profit ......................     $  5,225,000      $  5,043,000      $  2,548,000       $  4,083,000
                                        ============      ============      ============       ============

Income from continuing operations
  net of tax ......................     $    698,000      $    664,000      $ (1,176,000)      $   (208,000)
Income (loss) from discontinued
  operations net of tax ...........         (400,000)         (530,000)         (200,000)        (3,466,000)
                                        ------------      ------------      ------------       ------------
Net income ........................     $    298,000      $    134,000      $ (1,376,000)      $ (3,674,000)
                                        ============      ============      ============       ============

Earnings (loss) per share:
   Basic income (loss) per share
       Continuing operations ......     $        .14      $        .13      $       (.23)      $       (.04)
       Discontinued operations ....             (.08)             (.10)             (.04)              (.68)
                                        ------------      ------------      ------------       ------------
       Net income (loss) ..........     $        .06      $        .03      $       (.27)      $       (.72)
                                        ============      ============      ============       ============

    Diluted income (loss) per share
       Continuing operations ......     $        .14      $        .13      $       (.23)      $       (.04)
       Discontinued operations ....             (.08)             (.10)             (.04)              (.68)
                                        ------------      ------------      ------------       ------------
       Net income (loss) ..........     $        .06      $        .03      $       (.27)      $       (.72)
                                        ============      ============      ============       ============


Note: The sum of quarterly earnings may differ from full year amounts due to rounding.

a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

b) In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with their European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                              2002                                          2001
                           ------------------------------------------    -------------------------------------------
                              Income         Shares        Per Share       Income          Shares         Per Share
                             Numerator     Denominator      Amount        Numerator       Denominator      Amount
                           ------------   ------------   ------------    ------------    ------------   ------------
BASIC EARNINGS
  PER SHARE
Income (loss) available
to common shareholders ..  $(21,554,491)    5,119,214    $      (4.21)   $ (4,617,315)      5,119,214   $       (.90)
                                                                                                        ============

EFFECT OF DILUTIVE
    SECURITIES

Stock options ...........                                                                      14,870
                           ------------   ------------   ------------    ------------    ------------   ------------
DILUTED EARNINGS
PER SHARE ...............  $(21,554,491)     5,119,214   $      (4.21)   $ (4,617,315)      5,134,494   $       (.90)
                           ============   ============   ============    ============    ============   ============


[WIDE TABLE CONTINUED FROM ABOVE]

                                               2000
                           -------------------------------------------
                              Income          Shares        Per Share
                             Numerator     Denominator       Amount
                           ------------   ------------    ------------
BASIC EARNINGS
  PER SHARE
Income (loss) available
to common shareholders ..  $  2,935,786      5,121,513    $       0.57
                                                          ============

EFFECT OF DILUTIVE
    SECURITIES

Stock options ...........                       12,981
                           ------------   ------------    ------------
DILUTED EARNINGS
PER SHARE ...............  $  2,935,786      5,134,084    $       0.57
                           ============   ============    ============


For additional disclosures regarding the stock options, see note 14 to the consolidated financial statements.

17. CONTINGENCIES AND COMMITMENTS

The Company is a defendant along with a number of other parties in approximately 108 lawsuits as of December 31, 2002 (approximately 87 lawsuits as of December 31, 2001) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the non-informative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 - July 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Company's excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity, or results of operations.

Total rent expense for 2002, 2001, and 2000 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,398,000, $1,487,000, and $1,309,000, respectively. Remaining rentals payable under such leases are as follows: 2003 - $1,427,000; 2004 - $1,275,000; 2005 - $1,047,000; 2006 - $844,000; 2007 -
$784,000 and thereafter - $1,793,000.

In 1999, one of the Company's subsidiaries entered a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,400,000. As of December 31, 2002 the Company has purchased an aggregate of $698,000 as follows: 2000 - $164,000; 2001 - $114,000;
2002 - $420,000. The remaining $1,702,000 of purchases due the supplier are as follows: 2003 - $1,181,000; 2004 - $521,000.


18. RELATED-PARTY TRANSACTIONS

One of the Company's subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total rent expense incurred under the lease was approximately $330,000 for 2002, 2001 and 2000. Annual lease commitments approximate $368,000 through October, 2011.

                      (This Page Intentionally Left Blank)

                      (This Page Intentionally Left Blank)

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Selas Corporation of America:


We have audited the accompanying consolidated balance sheets of Selas Corporation of America and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selas Corporation of America and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002 and Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001.


/s/ KPMG LLP


Philadelphia, Pennsylvania
March 17, 2003

DIRECTORS                                          EXECUTIVE OFFICERS

Michael J. McKenna                                 Mark S. Gorder
Chairman                                           President and Chief Executive
Retired Vice Chairman, President                   Officer
and Director, Crown Cork &                         Selas Corporation of America
Seal Company, Inc.
                                                   Christian Bailliart
Frederick L. Bissinger                             Vice President
Retired Vice Chairman, President and               Chairman, Selas SAS
Director, Allied Signal Corporation
                                                   Gerald H. Broecker
Nicholas A. Giordano                               Vice President of
Former Chairman and Chief Executive Officer        Administration
Philadelphia Stock Exchange
                                                   James E. Deuer
Mark S. Gorder                                     Vice President
President and Chief Executive Officer              President, Deuer
Selas Corporation of America                       Manufacturing, Inc.

Robert N. Masucci                                  Robert F. Gallagher
Chairman of Montgomery                             Chief Financial Officer,
Capital Advisors, Inc.                             Treasurer and Secretary




                                  LEGAL COUNSEL

                                 Blank Rome LLP
                           Philadelphia, Pennsylvania

                                    AUDITORS

                                    KPMG LLP
                           Philadelphia, Pennsylvania


                          TRANSFER AGENT AND REGISTRAR

                                   Stock Trans
                            44 West Lancaster Avenue
                           Ardmore, Pennsylvania 19003
                               www.stocktrans.com
                                 1-800-733-1121

                          SELAS CORPORATION OF AMERICA
                                  HEADQUARTERS
                                1260 RED FOX ROAD
                              ARDEN HILLS, MN 55112
                               PHONE: 651-636-9770
                                FAX: 651-636-8944
                                  www.selas.com


PRECISION MINATARE AND                           HEAT TECHNOLOGY-
MEDICAL PRODUCTS                                 BURNERS AND COMPONENTS

Resistance Technology, Inc.                      Selas Corporation of America
1260 Red Fox Road                                Box 200
Arden Hills, MN 55112                            Dresher, PA 19025
www.rti.corp.com
                                                 Nippon Selas Co. Ltd.
RTI Electronics, Inc.                            4-3 Arakawa 7-chome, Arakawa-ku
1800 Via Burton Street                           Tokyo, Japan 116
Anaheim, CA 92806
                                                 Selas Waermetechnik Gmbh
                                                 Christinenstrauss 2
RTI Tech PTE LTD                                 D-40880 Ratingen, Germany
26 Ayer Rajah Crescent
#04-04
Singapore 139944

Resistance Technology Gmbh
Arabellastrasse 17/4                             HEAT TECHNOLOGY-
8000 Munich, Germany                             SMALL FURNACE

                                                 CFR
                                                 3 rue Ferrus
                                                 75014 Paris, France

                                                 Ermat S.A.
AUTOMOTIVE                                       169, Avenue Charles-de-Gaulle
                                                 69160, Tassin, France
Deuer Manufacturing, Inc.
2985 Springboro West                             Selas SAS (SAS)
Dayton, Ohio 45439                               Parc des Barbanniers
                                                 92632 Gennevilliers, France

                                                 CFR Portugal
                                                 Rua da Agua Formosa, 274
                                                 Pibheiros-Marrazes
                                                 Apartado 50-244 Leira, Portugal

                                                 SEER
                                                 6, Rue de le Tuilerie
                                                 71640 Gibry, France

                                                 Selas Italiana S.r.L.
                                                 Via delle Tuberose, 14
                                                 20146 Milano, Italy

                                  [LOGO] SELAS
                                         -----
                             CORPORATION OF AMERICA
                    WORLDWIDE HEADQUARTERS ST. PAUL, MN 55112
                       PHONE 651-636-9770 FAX 651-636-8944
                                  www.selas.com