Form 10-K, Exhibit 13
period 2003-12-31
SELAS CORP OF AMERICA
filed 2004-03-25
CIK 88790

EXHIBIT 13












                                      2003

                                 ANNUAL REPORT

                                     SELAS
                             CORPORATION OF AMERICA

SELAS CORPORATION OF AMERICA
Headquartered in Arden Hills, Minnesota, Selas Corporation of America is an international firm that designs, develops, engineers and manufactures micro-miniature medical and electronic products. The Company's core business segment, Precision Miniature Medical and Electronic Products, supplies micro-miniaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, electronics, telecommunications and medical equipment industries. In addition to its Arden Hills headquarters, the Company has facilities in California, Singapore, and Germany. Within discontinued operations, the Company has facilities in Pennsylvania and Japan. See note 5 to the consolidated financial statements for a discussion of net sales and long-lived assets by geographic area for 2003, 2002, and 2001.

Currently, the Company has one operating segment, its precision miniature medical and electronics products segment. In the past the Company had operated three segments, precision miniature medical and electronics products segment, heat technology segment, and tire holders, lifts and related products segment. Since 2001, the Company began focusing on its precision miniature medical and electronics products segment and developing plans to exit the businesses that comprised the heat technology segment, and tire holders, lifts and related products segment. The Company successfully exited the tire holders, lifts and related products business in 2003 and is in the process of exiting the heat technology segment. The Company has classified its heat technology segment as discontinued operations.

The Company manufactures microminiature components, systems and molded plastic parts for hearing instrument, medical equipment, electronics, telecommunications and computer industry manufacturers. These components consist of volume controls, microphones, trimmer potentiometers and switches. The Company also manufactures hybrid amplifiers and integrated circuit components ("hybrid amplifiers"), along with faceplates for in-the-ear and in-the-canal hearing instruments. Components are offered in a variety of sizes, colors and capacities in order to accommodate a hearing manufacturer's individualized specifications. Sales to hearing instrument manufacturers represented approximately 65% of 2003 annual net sales for the Company's precision miniature medical and electronic products business.

In the medical market, the Company is focused on sales of microelectronics, micromechanical assemblies and high-precision plastic molded components to medical device manufacturers. Targeted customers include medical product manufacturers of portable and lightweight battery powered devices, large AC-powered units often found in clinics and hospitals, as well as a variety of sensors designed to connect a patient to an electronic device.

The medical industry is faced with pressures to reduce the costs of healthcare. The Company offers medical manufacturers the capabilities to design, develop and manufacture components for medical devices that are easier to use, measure with greater accuracy and provide more functions while reducing the costs to manufacture these devices. Examples of the Company's products used by medical device manufacturers include components found in intravenous fluid administration pumps that introduce drugs into the bloodstream. The Company manufacturers and supplies bubble sensors and flow restrictors that monitor and control the flow of fluid in an intravenous infusion system.

The Company also manufactures a family of safety needle products for an OEM customer that utilizes the Company's insert and straight molding capabilities. These products are assembled using full automation including built-in quality checks within the production lines. Other examples include sensors used to detect pathologies in specific organs of the body and monitoring devices to detect cardiac and respiratory functions. The early and accurate detection of pathologies allows for increased likelihood for successful treatment of chronic diseases and cancers. Accurate monitoring of multiple functions of the body, such as heart rate and breathing, aids in generating more accurate diagnosis and treatments for patients.

The Company has also expanded its microminiature components business through the manufacture of thermistors and film capacitors. The Company manufactures and sells thermistors and thermistor assemblies, which are solid state devices that produce precise changes in electrical resistance as a function of any change in absolute body temperature. The Company's Surge-Gard TM product line, an inrush electric current limiting device used primarily in computer power supplies, represented approximately a third of the Company's sales in 2003. The balance of sales represents various industrial, commercial and military sales for thermistor and thermistor assemblies to domestic and international markets.

In 2003, Sonic Innovations, one of the Company's hearing-health customers accounted for $4.5 million or 12.4 percent of the Company's consolidated net sales and five customers accounted for approximately $11.6 million or 32 percent of the Company's consolidated net sales.

MAJOR EVENTS IN 2003

SALE OF DEUER MANUFACTURING - In July 2003, Selas completed the planned sale of its Tire Holders, Lifts and Related Products segment. This segment consisted of one wholly owned subsidiary, Deuer Manufacturing Inc. (Deuer), which operated on a stand-alone basis. In 2003, prior to its sale, Deuer generated approximately $8.5 million of revenue and $8,000 in net income. Deuer had sales of $16.8 million and net income of $1.1 million in 2002. The net purchase price of $6.6 million was determined by negotiations between the parties. The Company recognized a gain of approximately $1.5 million, net of tax, on the transaction. Proceeds from the transaction were used primarily to reduce the Company's outstanding bank debt. The Company classified the subsidiary as a discontinued operation beginning in December 2002. For more detailed information on this matter, please refer to note 2 to the Consolidated Financial Statements included herein.

INSOLVENCY OF FRENCH SUBSIDIARY - Selas SAS, the Company's French subsidiary, filed insolvency in France in July 2003 after four consecutive quarters of substantial losses. Under French law, Selas SAS is now under the control of a French insolvency court administrator. Because Selas SAS and its subsidiaries are no longer under the control of Selas, its results of operations are excluded from the Company's continuing operations and Selas' historical financial information has been restated to reflect these subsidiaries as discontinued operations. For more detailed information on this matter, please refer to note 2 to the Consolidated Financial Statements included herein.

BURNERS AND COMPONENTS BUSINESS - In the fourth quarter of 2003, Selas initiated its plan to sell the remainder of its Heat Technology segment. This segment consists of the operating assets of Selas Corporation of America (Dresher, Pennsylvania) and Nippon Selas (Tokyo, Japan). Selas plans to sell the segment during 2004 and has classified the segment as a discontinued operation and, accordingly, has reclassified its historical financial data. For more detailed information, see note 2 to the Consolidated Financial Statements included herein.

2002 EVENTS

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris, France), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan, Italy) and Selas U.K. (Derbyshire, United Kingdom). The sale, with the exception of Selas Italiana, S.r.L. was completed in 2002. These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $13.5 million, $15.6 million and $27.3 million of sales and a net loss from operations of $8 million, $5.3 million and $69,000 in 2002, 2001 and 2000, respectively. The Company accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, reclassified the historical financial data of these subsidiaries. For more information, see note 2 to the consolidated financial statements.

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $14.7 million. The Company determined the goodwill associated with its operations had been impaired and wrote off goodwill of $9.4 million. The charge was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. The corresponding deferred tax asset of $743,000 was offset by a valuation allowance; see note 10 to the consolidated financial statements. In 2003, the results of the annual impairment test yielded no additional impairment of the remaining $5.2 million of goodwill. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any. See note 5 to the Consolidated Financial Statements for a discussion of net sales and long-lived assets by geographic area for 2003, 2003 and 2001.

The Company operates in Singapore, Germany, and Japan. Approximately 18% of the Company's revenues were derived from these countries in 2003. Political or economic instability in these countries could have an adverse impact on the Company's results of operations due to diminished revenues in these countries. The Company's future revenues, costs of operations and profit results could be affected by a number of factors related to the Company's international operations, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues. Unanticipated currency fluctuations in the Euro, Japanese Yen, and Singapore Dollar could lead to lower reported consolidated revenues due to the translation of these currencies into U.S. dollars when the Company consolidates its revenues.


MARKET AND DIVIDEND INFORMATION

                             2003                               2002
                  -----------------------             -----------------------
                            Market                             Market
                         Price Range                         Price Range
                  -----------------------             -----------------------

Quarter               High         Low                    High         Low
   First.......      $1.89       $1.26                   $2.35       $1.65
   Second......       1.62        1.15                    2.88        2.15
   Third.......       1.95        1.40                    2.69        2.03
   Fourth......       3.85        1.58                    2.35        1.50

At March 19, 2004, the Company had 401 shareholders of record.

There were no cash dividends declared in 2003 or 2002. The payment of any future cash dividends is subject to the discretion of the Board of Directors and is dependent on a number of factors, including the Company's capital requirements, financial condition, financial covenants and cash availability. The Company ceased paying quarterly cash dividends in the fourth quarter of 2001 and has no intention of paying cash dividends in the foreseeable future. Terms of the Company's banking agreements prohibit the payment of cash dividends without prior bank approval.

THE COMMON STOCK OF SELAS CORPORATION OF AMERICA IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "SLS".

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31,
                                              2003(a)            2002(b)

Sales, net                                $ 36,202,000       $ 34,975,000
                                          ============       ============
Loss from continuing operations,
  net of income tax                         (3,961,000)        (1,582,000)
Loss from discontinued
  operations, net of income tax             (1,013,000)       (10,544,000)
                                          ------------       ------------
Net loss before change in accounting
  principle                                 (4,974,000)       (12,126,000)
                                          ------------       ------------

Cumulative effect of change in
  accounting principle(b)                           --         (9,428,000)
                                          ------------       ------------

Net loss                                  $ (4,974,000)      $(21,554,000)
                                          ============       ============

Basic loss per share:
  Continuing operations                   $       (.77)      $       (.31)
  Discontinued operations                         (.20)             (2.06)
  Accounting principle change(b)                    --              (1.84)
                                          ------------       ------------
  Net loss                                $       (.97)      $      (4.21)
                                          ============       ============

Diluted loss per share:
  Continuing operations                   $       (.77)      $       (.31)
  Discontinued operations                         (.20)             (2.06)
  Accounting principle change(b)                    --              (1.84)
                                          ------------       ------------
  Net loss per share                      $       (.97)      $      (4.21)
                                          ============       ============

Working capital                           $  1,948,000       $  5,821,000
Total assets                              $ 35,064,000       $ 63,765,000
Total shareholders' equity                $ 12,436,000       $ 16,616,000

(a) The Company has reclassified two of its business segments as discontinued operations. This includes the entire Heat Technology business, including the large custom-engineered furnace portion of this segment, which was sold in 2002, and the burners and components portion of the business which the Company expects to sell in 2004. The Company's Tire Holders, Lifts and Related Products business that was sold in July of 2003 is also included in discontinued operations. For 2003 and 2002, the Heat Technology business had revenues of $18.4 and $43.1 million, and net losses of $2.5 million and $11.6 million, respectively. For those same years, the Tire Holders, Lifts and Related Products business had revenue of $8.5 million and $16.8 million, and net income of $8,000 and $1.1 million, respectively.

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

TO OUR SHAREHOLDERS:

Fiscal 2003 was another year of transition for Selas Corporation - one in which we continued to shift our focus away from our traditional business segments toward what we believe are significant and emerging opportunities in our Precision Miniature Medical and Electronic Products business. We continue to believe that our core competencies position Selas well to expand our medical products line, increase our customer base and capture significantly more business in coming years.

Our financial results for 2003 remained sluggish, but that should not be unexpected as we continued to move forward with our restructuring plans. During the past two years, we have significantly reshaped our overall business, divesting non-core assets and successfully selling Deuer Manufacturing as well as substantial portions of the Heat Technology business. While our French subsidiary Selas SAS filed for insolvency in 2003, we believe this action will ultimately be in the best interests of our shareholders; the French business was a leading contributor to the losses Selas incurred in recent years.

In 2004, we expect to stay on the path toward building future successes, focusing the company on our core product lines and selling the remaining portions of our Heat Technology business, as well as the Company's former headquarters building in Dresher, Pennsylvania.

LEVERAGING CURRENT SUCCESSES TO GENERATE FUTURE OPPORTUNITIES

In 2003, we continued to expand on solid relationships already established with Fortune 500 medical companies such as Abbott Laboratories and Deltec. We saw our Precision Miniature Medical and Electronic Products business buoyed by a small but growing medical component business, which posted significant revenue growth in 2003. This gain was primarily due to higher sales of components within third-party medical products to detect air bubbles in intravenous (IV) lines and safety needles used in implanted drug-delivery systems. We also worked with another medical device company to introduce a new fetal monitor reducing the risk to the unborn child and potentially lowering the number of Caesarian births.

We look forward to building on our established successes in 2004 and beyond. With our strong expertise in the robotic manufacture of miniature and micro-miniature electronic products, we believe we are well suited to compete in the growing medical device market - one that is increasingly demanding products with greater portability, improved infection control, better cost containment, stronger reliability and high customer satisfaction. Our mission in 2004 will be to further expand our customer base in the medical industry, gaining increased recognition for our abilities in this marketplace.

POSITIVE OUTLOOK FOR THE HEARING-HEALTH MARKET

We continue to see growth opportunities for our Company in the global hearing-health market - an area in which we expect to be a key player. Specifically, we believe the next few years hold strong potential for the hearing-health market, particularly as large portions of the population age in the industrialized markets of Europe, Japan and the United States. In each region, the over-65 group is the fastest-growing population segment, meaning the potential market for hearing-health products is expanding significantly.

New product offerings will also help broaden our opportunities in the hearing-health market, as digital technology enables the manufacture of advanced hearing-aid devices at relatively low cost. We are already applying our proven expertise in the hearing-health market to create an advanced line of amplifier assemblies and systems based on digital signal processing (DSP) technology.

Using DSP technology, we are building a new generation of affordable, high-quality hearing aids and similar amplifier devices. Compared to most products currently on the market, DSP devices have better clarity, attractive pricing points and an improved ability to filter out background noise. Low to moderately-priced DSP hearing aids, like our newly introduced line of ClariD Digital ONE(TM) DSP hearing-aid amplifiers, represent the fastest-growing segment in the hearing-aid market.

First introduced in July 2003, our ClariD Digital One is a four-channel DSP amplifier featuring patented, feedback-cancellation technology. With a low price point and reliable performance, we expect the ClariD product to generate solid growth. In July 2004, we expect to introduce another new amplifier line aimed at the low end of the DSP hearing-aid market. Together, these hearing-health products will provide Selas with a full line of DSP amplifiers, allowing us to compete in diverse market environments.

CONTINUED EXPANSION IN THE HIGH-QUALITY AUDIO ARENA

Selas first entered the high-quality audio communication device market in 2001, and we now have a line of miniature, professional audio headset products used by performers and support staff in the music and stage performance markets. For customers focusing on homeland security needs, the line includes several communication devices that are more portable and perform well in noisy or hazardous environments - well suited for applications in the fire, law enforcement, safety and military markets. We have achieved design wins for the military and aviation market and in the portable computer arena for warehousing applications; we expect solid growth in both of these segments in the coming years.


REDEFINING THE COMPANY'S VISION

As we complete the transition of Selas from a heavy industrial business to a high-technology medical and electronics business, we intend to gain recognition in the financial markets, where we believe Selas is currently undervalued (based on comparable market caps for public companies in these markets). Now that we have disposed of cumbersome assets such as our large engineered-furnace business, Deuer manufacturing and the remaining French small furnace business, we intend to complete the transformation of Selas by disposing of our remaining non-core assets.

The sale of these businesses and assets will allow us a singular focus on our Precision Miniature Medical and Electronic Products business. As we free up management resources and cash, we believe we will be well positioned to expand on the growth opportunities before us.




As a step toward generating increased recognition in our key markets, we intend in 2004 to rename the Company to more properly reflect our status as a leading supplier of precision miniature electronic products. We will work prudently and carefully to select an identity that fits Selas' renewed business focus and goals. Look for more details on this topic as the year progresses.

In closing, on behalf of management and the Board of Directors, I'd like to thank our valued shareholders and employees for their continued support. As the Company's largest individual shareholder, I continue to be excited about Selas' long-term prospects. I hope that you share my feelings of optimism as we look forward to a new range of opportunities and successes, with a sustained commitment to enhancing shareholder value for each and every one of our investors.


Sincerely,


/s/ Mark S. Gorder


Mark S. Gorder
President and Chief Executive Officer

                      (This Page Intentionally Left Blank)

FIVE-YEAR SUMMARY OF OPERATIONS*
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

YEARS ENDED 31,                            2003(a)      2002(a)         2001          2000         1999

Sales, net...........................   $   36,202   $   34,975    $  37,787     $  39,663   $   35,501

Cost of sales........................       27,985       26,834       27,750        27,901       24,646

Selling, general and
   administrative expenses...........       11,012       10,146       10,435         9,387        9,419
Interest expense.....................          533          720          713           739          666
Interest income......................           (8)         (34)         (80)          (25)         (34)
Other (income) expense, net..........          130          (31)          87             8          103
                                        ----------   ----------   ----------    ----------   ----------

Income (loss) from continuing
   operations before income taxes,
   discontinued operations and change
   in accounting principle...........      (3,450)       (2,660)      (1,118)        1,653          701
Income taxes (benefit)...............          511       (1,078)        (344)          661          132
                                        ----------   ----------   ----------    ----------   ----------
Income (loss) from continuing
   operations before change in
   accounting principle..............       (3,961)      (1,582)        (774)          992          569
Income (loss) from discontinued
   operations, net of income taxes...       (1,013)     (10,544)      (3,843)        1,944        1,160
                                        ----------   ----------   ----------    ----------   ----------

Net income (loss) before change in
   accounting principle..............       (4,974)     (12,126)      (4,617)        2,936        1,729

Cumulative effect of change in
   accounting principle..............           --       (9,428)          --            --           --
                                        ----------   ----------   ----------    ----------   ----------

Net income (loss)....................   $   (4,974)  $  (21,554)  $   (4,617)   $    2,936   $    1,729
                                        ==========   ==========   ==========    ==========   ==========


Basic earnings (loss) per share:
   Continuing operations.............   $     (.77)  $    ( .31)  $     (.15)   $      .19   $      .11
   Discontinued operations...........         (.20)       (2.06)        (.79)          .34          .22
   Accounting principle change.......           --        (1.84)          --            --           --
                                        ----------   ----------   ----------    ----------   ----------
   Net income (loss).................   $     (.97)  $    (4.21)  $     (.94)   $      .54   $      .33
                                        ==========   ==========   ==========    ==========   ==========

Diluted earnings (loss) per share:
   Continuing operations.............   $     (.77)  $    ( .31)  $     (.15)   $      .19   $      .11
   Discontinued operations...........         (.20)       (2.06)        (.79)          .34          .22
   Accounting principle change.......           --        (1.84)          --            --           --
                                        ----------   ----------   ----------    ----------   ----------
   Net income (loss).................        $(.97)  $    (4.21)  $     (.94)   $      .54   $      .33
                                        ==========   ==========   ==========    ==========   ==========

Weighted average number of
   shares outstanding during year:

Basic................................    5,124,433    5,119,214    5,119,214     5,121,513    5,196,072
                                        ==========   ==========   ==========    ==========   ==========

Diluted..............................    5,124,433    5,119,214    5,119,214     5,134,494    5,208,090
                                        ==========   ==========   ==========    ==========   ==========

OTHER FINANCIAL HIGHLIGHTS*
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

YEARS ENDED 31                             2003(a)      2002(a)         2001          2000         1999

Working capital......................   $    1,948   $    5,821   $   17,637    $   22,508   $   21,104

Total assets.........................   $   35,064   $   63,765   $   86,841    $   96,996   $   85,807

Long-term debt.......................   $       --   $    2,415   $    2,568    $    1,882   $    1,589

Long-term benefit obligations........   $    5,542   $    4,670   $    4,732    $    4,617   $    4,560

Shareholders' equity:
   Capital stock and additional
       paid-in capital...............   $   17,670   $   17,648   $   17,648    $   17,648   $   12,013
   Retained earnings
       (accumulated deficit).........       (3,231)       1,743       23,297        28,606       26,593
   Accumulated other
      comprehensive loss.............         (738)      (1,510)      (1,015)        ( 555)         (15)

   Treasury stock....................       (1,265)      (1,265)      (1,265)       (1,265)      (1,203)
                                        ----------   ----------   ----------    ----------   ----------
   Total shareholders' equity........   $   12,436   $   16,616   $   38,665    $   44,434   $   43,022

Depreciation and
   amortization......................   $    2,708   $    2,552   $    3,355    $    3,014   $    3,036

Dividends per share                     $       --   $       --   $      .18    $      .18   $      .18


* See note 14 to the Company's consolidated financial statements included herein for quarterly results of operations.

(a) The Company has reclassified two of its business segments as discontinued operations. This includes the entire Heat Technology business, including the large custom-engineered furnace portion of this segment, which was sold in 2002, and the burners and components portion of the segment which the Company plans to sell in 2004. The Company's Tire Holders, Lifts and Related Products business that was sold in July of 2003 is also included in discontinued operations. Accordingly, the historical financial information has been reclassified. See note 2 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth. Consistent with this strategy, the following actions were taken in 2003:

SALE OF DEUER - In July 2003, Selas completed the planned sale of its Tire Holders, Lifts and Related Products segment. This segment consisted of one wholly owned subsidiary, Deuer Manufacturing, Inc. (Deuer), which operated on a stand-alone basis. In 2003, prior to its sale, Deuer generated approximately $8.5 million of revenue and $8,000 in net income. Deuer had sales of $16.8 and net income of $1.1 million in 2002. The net purchase price of $6.6 million was determined by negotiations between the parties. The Company recognized a gain of approximately $1.5 million, net of tax, on the transaction. Proceeds from the transaction were used primarily to reduce the Company's outstanding bank debt. The Company classified the subsidiary as a discontinued operation beginning in December 2002. For more detailed information on this matter, please refer to note 2 to the Consolidated Financial Statements included herein.

INSOLVENCY OF FRENCH SUBSIDIARY - Selas SAS, the Company's French subsidiary, filed insolvency in France in July 2003 after four consecutive quarters of substantial losses. Under French law, Selas SAS is now under the control of a French insolvency court administrator. Because Selas SAS and its subsidiaries are no longer under the control of Selas, its results of operations are excluded from the Company's continuing operations and Selas' historical financial information has been restated to reflect these subsidiaries as discontinued operations. For more detailed information on this matter, please refer to note 2 to the Consolidated Financial Statements included herein.

BURNERS AND COMPONENTS BUSINESS - In the fourth quarter of 2003, Selas initiated its plan to sell the remainder of its Heat Technology segment. This segment consists of the operating assets of Selas Corporation of America (Dresher, Pennsylvania) and Nippon Selas (Tokyo, Japan). Selas plans to sell the segment during 2004 and has classified the segment as a discontinued operation and, accordingly, has reclassified the historical financial data. For more detailed information, see note 2 to the Consolidated Financial Statements included herein.

PROPERTY IN DRESHER, PENNSYLVANIA. - Separate from the Burner and Component business, Selas has listed for sale its former headquarters in Dresher, Pennsylvania. While the property is currently used by the Company's Burner and Component business, this business can be relocated to a smaller and more suitable site upon the sale of the property. The building is 137,000 sq.-ft., situated on 17 acres. The Company has a prospective buyer subject to rezoning the site, to allow age-restricted housing. The Company is currently working with the prospective buyer to obtain this zoning. If this effort is unsuccessful, the Company will continue to market the property.

Besides completing the aforementioned divestitures, the Company faces the challenge of reducing and absorbing all the general and administrative costs, including the costs of being a public company, over the smaller continuing operation.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements included in this Annual Report to Shareholders or documents the Company files with the Securities and Exchange Commission, which are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to:

o statements in the letter to shareholders, such as the Company's position and focus on the Company's core product lines, ability to compete, the potential for growth for the hearing health market, growth in the military and aviation markets, disposition of assets and the renaming of the Company ;
o statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" such as the potential sale of and marketing for the Dresher property, new digital products to gain market share, recovery of the telecommunications market, potential growth in the Company's medical profits, future gross profit margins, future cost savings, net operating loss carryforwards, the impact of future cash flows, the ability to maintain financial covenants, the ability to meet working capital requirements, future level of funding of employee benefit plans, the ability to negotiate extension on purchases, the impact of foreign currencies and litigation;
o   statements in "Notes to the Company's Consolidated Financial Statements;"
    and
o statements in the Company's annual report on Form 10-K for the year ended December 31, 2003, in "Business", Legal Proceedings" and "Risk Factors", such as the Company's ability to focus on the precision miniature medical and electronics products business segment and exit the heat technology segment, the ability to compete, the adequacy of insurance coverage, and potential increase in demand for the Company's products.

Forward-looking statements include, without limitation, statements as to the
Company's:
o   expected future results of operations and growth;
o   working capital requirements;
o   business strategy;
o   expected benefits from staff reductions;
o planned sale of the land and facility in Dresher, Pennsylvania, and remaining Heat Technology operations, and use of proceeds therefrom;
o   expected increases in operating efficiencies;
o anticipated trends in the hearing-health market related to the Selas' Precision Miniature Medical and Electronic Products segment; and
o estimates of goodwill impairments and amortization expense of other intangible assets.

In addition, forward-looking statements also include the effects of changes in accounting pronouncements, the effects of litigation and the amount of insurance coverage, and statements as to trends or the Company's or management's beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this Annual Report to Shareholders, certain risks, uncertainties and other factors can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the following:

o   the ability to implement the Company's business strategy;
o risks arising in connection with the insolvency of Selas SAS, and potential liabilities and actions arising in connection therewith;
o   the volume and timing of orders received by the Company;
o   changes in estimated future cash flows;
o   foreign currency movements in markets the Company services;
o   changes in the global economy and financial markets;
o   changes in the mix of products sold;
o   acceptance of the Company's products;
o   competitive pricing pressures;
o   pending and potential future litigation;
o   availability of electronic components for the Company's products;
o   ability to create and market products in a timely manner;
o   ability to pay debt when it comes due;
o   ability to sell businesses and assets marked for sale; and
o the risks associated with terrorist attacks, war and threats of attacks and wars.

For a description of these and other risks see "Risk Factors" in the Company's annual report on Form 10-K for the year ended December 31, 2003, or in other filings the Company makes from time to time with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

RESULTS OF OPERATIONS

2003 COMPARED WITH 2002

CONSOLIDATED NET SALES

Consolidated net sales for 2003 and 2002 were as follows (in thousands):

                                                                  Change
                                                                  ------
                                        2003        2002     Dollars   Percent
                                        ----        ----     -------   -------
Consolidated net sales.............  $36,202     $34,975      $1,227      3.5%


The Company's sales have been impacted by weakness in its primary hearing-health market. Competitive pricing issues and a continued decline in sales of component products contributed to a 5 percent decrease in sales to the hearing-health market. Other contributing factors included a fourth-quarter reduction in orders from two major customers, as they sought to lower their inventory levels. The weakness in the hearing-health market was offset by gains in other markets. Sales of the Company's Thermistor and Capacitor products into the telecommunication markets increased 10 percent year-over-year as the overall world telecommunications market strengthened.

The Company continues to expand its customer base in the medical equipment market, the Company's sales to this market saw a 40 percent year-over-year growth. Medical products comprised about 13 percent of the Company's 2003 sales, compared to 10 percent in 2002. Looking forward to 2004, the Company sees continued weakness in its primary hearing-health market, but believes its new digital products will help it gain some market share. The telecommunications market seems to be recovering and the Company expects continued growth in its sales to the medical equipment market.

GROSS PROFIT

Gross profit, both in dollars and as a percent of sales, for 2003 and 2002, were as follows (in thousands):

                          2003                 2002                Change
                          ----                 ----                ------
                   Dollars    Percent   Dollars    Percent   Dollars    Percent
                   -------    -------   -------    -------   -------    -------
Gross profit.....   $8,217      22.7%    $8,140      23.3%       $77      (.6)%

Gross profit declined as a percentage of sales in 2003, due primarily to an increase in inventory reserves in 2003. The increase in inventory reserves of $727,500 was the result of more specialized inventory, changes in product mix, and shorter product life cycles. The hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for the Company. These factors were partially offset by an increase in sales of electronic products as well as medical products, which generally have higher gross profit margins. While Selas expects both these trends to continue, the Company believes its gross profit margins in 2004 will remain in the 22 to 25 percent range due to cost saving measures which have been implemented, including staffing reductions, additional automation, shifting certain production to its Singapore facility and increased medical product sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2003 and 2002 were (in thousands):

                                       2003                   2002                  Change
                                       ----                   ----                  ------
                                                                                         Year-over-
                                          Percent of             Percent of                year
                                Dollars      Sales      Dollars     Sales     Dollars   Incr. (Decr.)
                                -------      -----      -------     -----     -------   -------------
Selling.......................  $ 3,649       10.1%      $ 3,667     10.5%     $  (18)        (.5%)
Research and development......  $ 1,762        4.9%      $   848      2.4%     $  914       107.8%
Asset impairment..............  $   379        1.0%           --       --         379          --
General and administrative....  $ 5,222       14.4%      $ 5,630     16.1%     $ (408)       (7.2%)


The higher SG&A expenses in 2003 were mainly attributable to the significant increase in research and development cost, partially offset by a decline in general and administrative expenses. Research and development increased as a result of the Company's efforts to develop new products for its growing sales to the medical equipment market, as well as new digital products for the hearing-health market. The $410,000 decline in administrative expenses was mainly attributable to accruals of severance cost in 2002, along with reduced legal and consulting fees in 2003. The Company has made further reductions in the administrative area, which we believe should lead to additional cost savings in 2004.

IMPAIRMENT OF LONG-TERM ASSETS

In 2003, the Company also recorded an impairment of long-term assets of $379,000 based on analysis of future cash flows; no impairment was recorded in 2002. The impairment was due to previously capitalized technology costs primarily related to microphone and headset products for the professional audio-device market. These technology costs were no longer considered to have future value.

NET INTEREST EXPENSE

Net interest expense declined by $161,000 from $525,000 in 2003 compared to $686,000 in 2002. This was principally due to a reduction in the overall bank debt. Total bank debt was $8.2 million and $14.3 million at December 31, 2003 and 2002, respectively.

OTHER

In 2003, other expense was $130,000 compared to other income of $31,000 in 2002. The difference stemmed from an exchange loss of $94,000 on Euro denominated bank debt in 2003. There was no similar loss in 2002.

INCOME TAXES

Income taxes were as follows (in thousands):

                                        2003                2002
                                        -----               ----

Income tax expense (benefit)......... $   511           $ (1,078)
                                      =======           ========

Percentage of pre-tax loss...........  (14.8%)              40.5%
                                      =======           ========

The effective tax rate of (14.8) percent compared to the U.S. Federal statutory rate of 34 percent in 2003 was primarily due to two reasons:

- The Company established a $1.8 million valuation reserve against previously established tax assets as their realizability was uncertain due to the operating losses the Company has generated for the last three years.

- The Company generated net operating losses (NOL) for Federal tax purposes, but only recognized them to the extent of the $714,000 current refund available. The Company estimates it has $16.6 million of carry forward available to offset future federal income taxes.

DISCONTINUED OPERATIONS

The Company recorded a net loss from discontinued operations as follows (in thousands):

                                                          2003           2002
Net loss from Heat Technology
    Business.....................................     $ (2,512)     $ (11,637)
Net income from Tire Holders, Lifts and
    related products segment.....................        1,499          1,093
                                                      --------      ---------

Net loss from discontinued operations                 $ (1,013)     $ (10,544)
                                                      ========      =========

HEAT TECHNOLOGY SEGMENT

The 2003 net loss from the Heat Technology business was a result of the insolvency filed in France. This consisted of the European heat technology operation remaining after the 2002 sale of the large custom-engineered furnace business. The European loss was partially offset by $110,000 of net income from the remaining Heat Technology business with locations in Dresher, Pennsylvania, and Tokyo, Japan. The 2002 loss was primarily due to the large custom-engineered furnace business located in France that was sold in 2002.

TIRE HOLDER, LIFTS AND RELATED PRODUCTS SEGMENT

The net income from the Tire Holder, Lifts and Related Products segment was the combination of net income of $8,000 from Deuer Manufacturing, Inc. prior to its sale In July 2003 and the $1.5 million gain recognized from the sale. This compares to net income of $1.1 million from its operations in 2002. The net income from the operation declined substantially, stemming from lower sales volume due to decreased automotive production and margin reductions from increased industry pricing pressures. Additionally, 2003 only includes approximately seven months of operations prior to the sale.

2002 COMPARED WITH 2001

In the fourth quarter of 2003, the Company initiated its plan to dispose of its remaining Heat Technology segment consisting of the operating assets of the Dresher, Pennsylvania location and its wholly owned subsidiary, Nippon Selas (Tokyo, Japan). The combination of these operations represented the entire Heat Technology segment reported in 2002 as continuing operations. These operations generated revenue of approximately $29.6 million and a net loss of $4.0 million in 2002 and $33.5 million of revenue and net income of $531,000 in 2001. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the Consolidated Financial Statements.

CONSOLIDATED NET SALES

Consolidated net sales for 2002 and 2001 were as follows (in thousands):

                                    2002          2001        Change
                                    ----          ----        ------

Consolidated net sales.......... $34,975       $37,787      $(2,812)

Sales in 2002 were impacted by a worldwide weakness in it primary markets, including hearing health, electronics, and telecommunications. Sales to the hearing-health market declined 6 percent as a result of an overall decline in the industry, and the move towards more digital products. The Company introduced its digital products in the fall of 2002. Sales of its thermistor and capacitor products into the telecommunication markets declined 24 percent year-over-year. The Company is working to increase its customer base in the medical equipment market which saw a 7 percent year-over-year growth, but only accounted for 10 percent of the Company's 2002 sales. The Company's sales are affected by the telecommunications industry which continues its ongoing slump and the hearing-health markets, which have been relatively flat for the last several years.

GROSS PROFIT

Gross profit, both in dollars and as a percent of sales, for 2002 and 2001, were as follows (in thousands):

                                       2002                     2001                   Change
                                       ----                     ----                   ------
                                Dollars    Percent       Dollars    Percent      Dollars     Percent
                                -------    -------       -------    -------      -------     -------
Gross profit..................   $8,140      23.3%      $ 10,037      26.6%     $ (1,897)     (3.3)%

The gross profit declined due to competitive pricing pressures in the hearing health, telecommunications, and electronic components markets. Also a shift in product mix away from higher gross profit margin mechanical components to digital products contributed to the gross profit margin decline.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) for 2002 and 2001 were as follows (in thousands):

                                       2002                   2001                  Change
                                       ----                   ----                  ------
                                                                                         Year-over-
                                          Percent of             Percent of                year
                                Dollars      Sales      Dollars     Sales     Dollars   Incr. (Decr.)
                                -------      -----      -------     -----     -------   -------------
Selling.......................   $3,667     10.5%        $3,716      9.8%      $ (49)       .7%
Research and development......     $848      2.4%        $1,237      3.3%      $(389)      (.9)%
General and administrative....   $5,630     16.1%        $5,483     14.5%      $ 147       1.6%

Selling, as well as general and administrative, expenses were relatively flat between the two years. The $389,000 reduction in research and development spending was due to decreased activity as a result of tighter monetary constraints due to the Company's high debt level.

NET INTEREST EXPENSE

Net interest expense increased to $686,000 from $633,000 primarily due to an increase in outstanding bank debt. The Company had outstanding bank debt of $14.3 million, compared to $12.5 million at December 31, 2002, and 2001, respectively.

In 2002, other income was $31,000 compared to other expense of $87,000. The difference was primarily due to income received in 2002 related to the demutualization of the Company's health insurance carrier.

Income taxes were as follows (in thousands):

                                                  2002                2001
                                                  ----                ----

Income tax benefit.......................     $ (1,078)            $  (344)
                                              ========             =======

Percentage of pre-tax loss...............        (40.5)%             (30.7)%
                                              ========             =======

The unusually high effective income tax rate in 2002 was due to the tax benefits from foreign sales and state tax benefits from the operating losses. The benefit from these factors in 2001 was offset from the tax impact of nondeductible goodwill amortization. The Company discontinued amortizing goodwill effective January 1, 2002. See note 10 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate.

DISCONTINUED OPERATIONS

The Company recorded a net loss from discontinued operations as follows (in thousands):

                                                                2002            2001
                                                                ----            ----
Net loss from Heat Technology business...................   $(11,637)        $(4,162)
Net income from Tire Holders, Lifts and Related
   Products segment......................................      1,093             679
                                                            --------         -------

Net loss from discontinued operations....................   $(10,544)        $(3,483)
                                                            ========         ========

The net loss from the custom-engineered furnace business was larger in 2002 due to the delay in the receipt of a large engineering contract and lower gross profit margins on certain orders completed in 2001 and cost overruns on contracts started in 2000. In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with its European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.

The increased net income from the Tire Holders, Lifts and Related Products segment was due to increased sales volume in the automotive industry. This was due to the car companies' customer rebate programs creating higher demand and, consequently, higher production.

SALE OF PRIMARY CUSTOM-ENGINEERED (LARGE) FURNACE BUSINESS

In 2002, the Company completed its agreement with Andritz AG to sell certain operating assets and liabilities of its large custom-engineered furnace business operated by its wholly owned subsidiary Selas SAS and 100 percent of the shares of Selas UK. In addition, the Company sold certain intellectual property used in the business. The total consideration was equal to the net book value of the assets transferred and liabilities assumed, plus approximately $645,000 for the intellectual property and goodwill transferred. In 2003, it was determined liabilities exceeded assets sold by approximately $548,000. The assets and liabilities sold represented most of the Company's discontinued operations as reported in the Company's financial statements for the year ended December 31, 2001. The sale excluded the remaining smaller furnace business in France that filed insolvency in 2003. See note 2 to the Consolidated Financial Statements.

GOODWILL IMPAIRMENT

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment at least annually. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill in the amount of $14.7 million. The Company determined the goodwill associated with its operations had been impaired and wrote off goodwill of $9.4 million as of January 1, 2002. The charge was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. In 2003, the results of the annual impairment test yielded no additional impairment of the remaining $5.2 million of goodwill. Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated net working capital decreased to $1.9 million at December 31, 2003 from $5.8 million at December 31, 2002. The primary reason for the decrease was the payment of $7.0 million of bank debt and $1.4 million spent on purchases of equipment. These decreases were partially offset by $3.1 million of operating cash from continuing operations and $4.0 million from discontinued operations. The $4.0 million cash from discontinued operations was primarily $6.6 million in proceeds from the sale of Deuer, net of $2.6 million cash used by the operations of Deuer and the Heat Technology segment, including the insolvent French operation (See note 2). The Company's cash flows from operating, investing and financing activities, as reflected in the statement of cash flows at December 31, are summarized as follows (in thousands):

                                                       2003               2002               2001
                                                       ----               ----               ----
Cash provided (used) by:
   Continuing operations.......................    $  3,088            $ 1,158            $ 3,279
   Discontinued operations.....................       4,022             (1,238)            (1,323)
   Investing activities........................      (1,403)            (2,331)            (2,409)
   Financing activities........................      (6,979)               625                873
   Effect of exchange rate changes on
      cash.....................................         247              1,203               (264)
                                                   --------            -------            -------

Increase (decrease) in cash....................    $ (1,025)           $  (583)           $   156
                                                   ========            =======            =======

The Company had the following bank arrangements at December 31, (in thousands):

                                                       2003               2002
                                                       ----               ----
Total availability under existing facilities...     $10,399            $19,352
                                                   --------            -------

Borrowings and commitments:
   Notes payable...............................       6,271             10,767
   Long-term debt .............................       1,967              3,556
                                                   --------            -------
   Total borrowings............................       8,238             14,323
   Advance payment guarantees
      (off-balance sheet) (a)..................          --              2,160
                                                   --------            -------
Total outstanding borrowings and
   commitments.................................       8,238             16,483
                                                   --------            -------

Remaining availability under existing
   facilities .................................      $2,161            $ 2,869
                                                   ========            =======

(a) Advance payment guarantees ("APG's") were required by some customers in the French portion of the Heat Technology segment. The APG's are a form of borrowing, providing a performance guarantee to the customer in the event of a default in delivery or a failure of the furnace being supplied. Although the guarantee period can vary widely, an APG is typically in force from six months to one year. At December 31, 2003, there were no APG's outstanding.

Borrowings under the majority of the Company's credit facilities bear interest at LIBOR plus 2.5 percent to 3.75 percent.

In March 2004, the Company entered into amended agreements for its domestic revolver and long-term debt. The new facility provides the Company with approximately an additional $800,000 of borrowing capacity and allows the Company to seek an additional $500,000 from other institutions on a secured basis. In addition the agreement calls for pay downs if the sales of certain assets are consummated. These facilities expire on April 1, 2005.

The domestic term loans, the revolving credit facility and supplemental loan facility are secured by the Company's domestic assets and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, incurrence of additional debt, issuance of equity, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $6.5 million through April 1, 2005, consisting of shareholders' equity, plus subordinated debt, less intangible assets. The covenant increases annually by an amount equal to 100 percent of net income and 100 percent of the aggregate amount of contributions to capital. Management believes that the Company will be able to maintain the amended covenants through April 1, 2005.

The Company did not meet certain covenants during all quarters of 2003, for which it obtained waivers from the bank. At December 31, 2003, Selas was in compliance with all covenants of the amended agreement.

Selas believes that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of certain assets, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through April 1, 2005. However, the Company's ability to pay the principal and interest on its indebtedness as it comes due will depend upon current and future performance. Performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond Selas' control. If, however, the Company does not generate sufficient cash or complete such financings on a timely basis, it may be required to seek additional financing or sell equity on terms, which may not be as favorable as it could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed, or that Selas will be able to negotiate acceptable terms. In addition, access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as the Company's financial condition.

CONTRACTUAL OBLIGATIONS

The following tables represent Selas' contractual obligations and commercial commitments as of December 31, 2003.

                                  PAYMENTS DUE BY PERIOD
                                  ----------------------
CONTRACTUAL                           LESS THAN                                   MORE THAN
OBLIGATIONS                TOTAL        1 YEAR       1-3 YEARS      4-5 YEARS       5 YEAR
-----------                -----      ---------      ---------      ---------     ---------
Notes payable ........  $ 6,271,000   $ 6,271,000   $        --   $        --   $        --
Term debt ............    1,967,000     1,967,000            --            --            --
Operating leases .....    5,171,000       968,000     2,399,000     1,068,000       736,000
Other obligations ....      715,000       715,000            --            --            --
                        -----------   -----------   -----------   -----------   -----------

Total contractual
   cash obligations ..  $14,124,000   $ 9,921,000   $ 2,399,000   $ 1,068,000   $   736,000
                        ===========   ===========   ===========   ===========   ===========


The Company incurred approximately $341,000 in period pension and post retirement medical benefit costs in 2003, and contributed approximately $277,000 to defined contribution plans. The Company expects a similar level of funding in 2004.

In 1999, one of the Company's subsidiaries entered a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,400,000. As of December 31, 2003, the Company has purchased an aggregate of approximately $1,685,000 as follows: 2000 - $164,000; 2001 - $114,000; 2002 - $420,000; 2003 - $987,000. The remaining $715,000 of purchases, which are included in the above table, are due the supplier in 2004. The Company expects to be able to negotiate an extension of time for the remaining purchases.

FOREIGN CURRENCY FLUCTUATION

A significant portion of the discontinued operations are denominated in foreign currencies, primarily the Euro. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the European subsidiaries' ability to make corresponding price changes in the local currency. As a result of the insolvency of the Company's French subsidiary Selas SAS, a considerable amount of Euro denominated debt, has been recorded by the parent company. This debt is adjusted periodically to reflect fluctuations in the Euro exchange rate. From time to time, the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. Foreign currency transaction amounts included in the statements of operation include losses of $141,000 in 2003 and $23,000 in 2002 and a gain of $18,000 in 2001. See note 12 to the Company's Consolidated financial Statements included herein.

LITIGATION

Along with a number of other parties, Selas is a defendant in approximately 101 lawsuits as of December 31, 2003, (108 lawsuits as of December 31, 2002) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 - July 1, 1975, has been exhausted and the lead carrier will no longer provide a defense under that policy. Selas has requested that the lead carrier substantiate this situation and has contacted representatives of its excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity or results of operations of the Company. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company, make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

Selas is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 2003, the Company adopted the following Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) accounting pronouncements:

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company would also record a corresponding asset that would be depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS 143 did not have a material on Selas' consolidated results of operations or financial position.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146) addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit (restructuring) activities previously covered by Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement nullifies EITF Issue No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. The cost of the plan will be recognized over the future service period of the employees. The Statement has been applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This pronouncement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company adopted the provisions of this statement on July 1, 2003. The adoption of SFAS 149 did not have a material impact on our consolidated results of operations or financial position.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150) requires certain categories of "freestanding" financial instruments to be classified as liabilities. SFAS No. 150 is effective for freestanding financial instruments entered into or modified after May 31, 2003, or otherwise at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations or financial position.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132) revised employers' disclosures about pension plans and other post-retirement benefits. It does not change the measurement or recognition of those plans. It requires additional disclosures about the assets, obligations, cash flows and net periodic-benefit costs of defined benefit pension plans and other post-retirement benefit plans. SFAS No. 132 is effective for fiscal years ending after December 15, 2003. The Company adopted SFAS No. 132 for our year ended December 31, 2003. The adoption of SFAS No. 132 did not have a material impact on its consolidated results of operations or financial position.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" (FIN 45) elaborates on disclosure requirements for obligations by a guarantor under certain guarantees. This interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. The Company applied the provisions of FIN 45 for initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002, as required. The adoption of FIN 45 did not have a material on Selas' consolidated results of operations or financial position.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB NO. 51" addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. The consolidation requirements of FIN 46 are effective for the first reporting period ending after December 15, 2003, for entities considered to be special-purpose entities. The consolidation requirements for all other entities subject to FIN 46 are effective for financial statements of the first reporting period ending after March 15, 2004. The Company does not have any ownership or other interests in any variable interest entities as of December 31, 2003. The Company will apply the consolidation requirements of FIN 46 in future periods should an interest in a variable interest entity be acquired.

EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 was effective for the Company on July 1, 2003, and did not have a material impact on revenue recognition.

CRITICAL ACCOUNTING POLICIES

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

Certain accounting estimates and assumptions are particularly sensitive because of their importance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

Revenue Recognition
-------------------

The Company's continuing operation recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. A portion of the Company's net sales from its discontinued Heat Technology segment is generated pursuant to contracts that require substantial time to complete and are accordingly accounted for on a percentage-of-completion basis. Under this method of accounting, the sales recognized on each contract during a particular accounting period are determined by multiplying the total contract amount by the ratio of costs incurred to estimated total costs and deducting sales recognized in prior accounting periods. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Under percentage-of-completion accounting, revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of the final cost. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. In addition, the Company provides currently for any anticipated or known contract losses.

Accounts Receivable Reserves
----------------------------

This reserve is an estimate of the amount of accounts receivable that are uncollectible. The reserve is based on a combination of specific customer knowledge, general economic conditions and historical trends. Management believes the results could be materially different if economic conditions change for the Company's customers.

Inventory Reserves
------------------

This reserve is an estimate of the future net realizable value of the Company's inventory. It is based on historical trends, product life cycles, forecast of future inventory needs and on-hand inventory levels. Management believes reserve levels could be materially affected by changes in technology, the Company's customer base, customer needs, general economic conditions and the success of certain Company sales programs.

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

Goodwill
--------

The Company performs an annual assessment of the carrying value of goodwill. As part of this assessment, Selas estimates future cash flows, as well as making a risk assessment of investing in the Company versus other investment opportunities. Changes in either the risk assessment or estimated future cash flows, could have a material adverse impact on the carrying value of goodwill.

Long-lived Assets
-----------------

The carrying value of long-lived assets is periodically assessed to insure their carrying value does not exceed their estimated net realizable future value. This assessment includes certain assumptions related to future needs for the asset to help generate future cash flow. Changes in those assessments, future economic conditions or technological changes could have a material adverse impact of the carrying value of these assets.

Deferred Taxes
--------------

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Actual future operating results, as well as changes in the future performance of the Company, could have a material adverse impact on the valuation reserves.

Employee Benefit Obligations
----------------------------

Selas provides retirement and health care insurance for certain domestic retirees and employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit. Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. Changes in actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates. Selas attempts to limit its exposure to changing foreign currency exchange rates through operational and financial market actions. The Company does not hold derivatives for trading purposes.

The Company manufactures and sells its products in a number of locations around the world, resulting in a diversified revenue and cost base that is exposed to fluctuations in European and Asian currencies. This diverse base of foreign currency revenues and costs serves to create a hedge that limits the Company's net exposure to fluctuations in these foreign currencies.

Short-term exposures to changing foreign currency exchange rates are occasionally managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the nonfunctional currency denominated receivables and payables relating to select custom-engineered Heat Technology segment contracts. The decision by management to hedge any such transaction is made on a case-by-case basis. Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the forward foreign exchange contract substantially mirrors the term and amount of the underlying receivable or payable. The receivables and payables being covered arise from bank debt, trade and intercompany transactions of and among the Company's foreign subsidiaries. At December 31, 2003, Selas did not have any forward foreign exchange contracts outstanding.

SELAS CORPORATION OF AMERICA
CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31                               2003            2002            2001
                                                      ----            ----            ----
Sales, net ................................   $ 36,202,164    $ 34,974,602    $ 37,786,762

Costs of sales ............................     27,985,314      26,834,493      27,749,880
                                              ------------    ------------    ------------

Gross profit ..............................      8,216,850       8,140,109      10,036,882

Operating expenses:
Selling expense ...........................      3,649,027       3,666,701       3,715,560
General and administrative expense ........      5,222,118       5,630,424       5,482,594
Impairment of long term assets ............        378,864              --              --
Research and development expense ..........      1,762,466         848,345       1,236,886
                                              ------------    ------------    ------------
  Total operating expenses ................     11,012,475      10,145,470      10,435,040

Operating loss ............................     (2,795,625)     (2,005,361)       (398,158)

Interest expense ..........................        533,461         719,990         713,388
Interest income ...........................         (7,919)        (33,664)        (80,355)
Other (income) expense, net ...............        129,173         (31,140)         87,208
                                              ------------    ------------    ------------

Loss from continuing operations
   before income taxes, discontinued
   operations and change in accounting
   principle ..............................     (3,450,340)     (2,660,547)     (1,118,399)

Income tax expense (benefit) ..............        510,988      (1,078,110)       (343,891)
                                              ------------    ------------    ------------
Loss from continuing operations
   before discontinued operations and
   change in accounting principle .........     (3,961,328)     (1,582,437)       (774,508)

Loss from discontinued
   operations, net of income taxes
   (note 2) ...............................     (1,012,937)    (10,543,700)     (3,842,807)
                                              ------------    ------------    ------------

Loss before change in
   accounting principle ...................     (4,974,265)    (12,126,137)     (4,617,315)
Cumulative effect of change in accounting
   principle ..............................             --      (9,428,354)             --
                                              ------------    ------------    ------------
Net loss ..................................   $ (4,974,265)   $(21,554,491)   $ (4,617,315)
                                              ============    ============    ============

Basic loss per share:
      Continuing operations ...............   $       (.77)   $       (.31)   $       (.15)
      Discontinued operations .............           (.20)          (2.06)           (.75)
      Accounting principle change .........             --           (1.84)             --
                                              ------------    ------------    ------------
      Net loss ............................   $       (.97)   $      (4.21)   $      ( .90)
                                              ============    ============    ============

Diluted loss per share:
      Continuing operations ...............   $      ( .77)   $       (.31)   $      (.15)
      Discontinued operations .............           (.20)          (2.06)          (.75)
      Accounting principle change .........             --           (1.84)            --
                                              ------------    ------------    ------------
      Net loss ............................   $       (.97)   $      (4.21)   $      (.90)
                                              ============    ============    ============


        See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31

ASSETS                                                                    2003          2002
                                                                          ----          ----
Current assets

   Cash, including cash equivalents of $431,000 in 2003,
      and $418,000 in 2002 (all cash equivalents
      are restricted) ..........................................   $   294,168   $ 1,319,207


   Accounts receivable, less allowance for doubtful
      accounts of $254,000 in 2003 and  $415,000 in 2002
      $418,000 in cash equivalents are restricted) .............    4,537,830l     5,449,292

   Inventories .................................................     5,709,642     6,034,085

   Refundable income tax .......................................       728,351       557,126

   Deferred income taxes .......................................       890,230     1,348,385

   Asset held for sale .........................................       540,175       540,175

   Other current assets ........................................       480,305       438,497

   Assets of discontinued operations ...........................     5,729,410    30,198,946
                                                                   -----------   -----------

         Total current assets ..................................    18,910,111    45,885,713

Property, plant and equipment
      Land .....................................................       170,500       170,500
      Buildings ................................................     1,732,914     1,614,518
      Machinery and equipment ..................................    26,353,715    25,331,253
                                                                   -----------   -----------
                                                                    28,257,129    27,116,271
      Less: accumulated depreciation ...........................    18,621,161    16,594,893
                                                                   -----------   -----------

         Net property, plant and equipment .....................     9,635,968    10,521,378

Goodwill .......................................................     5,264,585     5,264,585

Deferred income taxes ..........................................            --       548,944

Other assets, net ..............................................     1,253,186     1,544,381
                                                                   -----------   -----------

                                                                   $35,063,850   $63,765,001
                                                                   ===========   ===========


        See accompanying notes to the consolidated financial statements.

AT DECEMBER 31

LIABILITIES AND SHAREHOLDERS' EQUITY                                         2003            2002
                                                                             ----            ----
Current liabilities

   Notes payable .................................................   $  6,270,663    $ 10,766,977

   Current maturities of long-term debt ..........................      1,966,800       1,141,540

   Accounts payable ..............................................      2,757,942       2,031,244

   Income taxes payable ..........................................         36,606              --

   Customers' advance payments on contracts ......................        172,279         178,020

   Liabilities of discontinued operations ........................      2,341,493      23,468,540

   Other accrued liabilities .....................................      3,416,480       2,477,996
                                                                     ------------    ------------

         Total current liabilities ...............................     16,962,263      40,064,317

Long-term debt ...................................................             --       2,414,891

Other post-retirement benefit obligations ........................      3,513,174       3,571,017

Deferred income taxes ............................................        123,529              --

Accrued pension liability ........................................      2,029,006       1,099,037

Commitments and contingencies

Shareholders' equity
   Common shares, $1 par; 10,000,000 shares authorized;
   5,644,968 and 5,634,968 shares issued;
   5,129,214 and 5,119,214 outstanding,  respectively ............      5,644,968       5,634,968

   Additional paid-in capital ....................................     12,025,790      12,012,541

   Retained earnings (accumulated deficit) .......................     (3,231,009)      1,743,256

   Accumulated other comprehensive loss ..........................       (738,793)     (1,509,948)
                                                                     ------------    ------------
                                                                       13,700,956      17,880,817

   Less: 515,754 common shares held in treasury, at cost .........     (1,265,078)     (1,265,078)
                                                                     ------------    ------------

   Total shareholders' equity ....................................     12,435,878      16,615,739
                                                                     ------------    ------------

                                                                     $ 35,063,850    $ 63,765,001


        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER  31,                                     2003            2002            2001
                                                              ----            ----            ----
Cash flows from operating activities:
Net loss ..........................................   $ (4,974,265)   $(21,554,491)   $ (4,617,315)
Adjustments to reconcile net loss to net
      cash provided (used) by operating activities:
   Loss from discontinued operations ..............      1,012,937      10,543,700       3,842,807
   Cumulative effect of accounting change .........             --       9,428,354              --
   Impairment of long-term assets .................        378,864              --              --
   Depreciation and amortization ..................      2,708,010       2,551,659       3,354,751
   (Gains) losses on sale of property and
     equipment ....................................         29,265             (11)          8,131
   Deferred taxes .................................      1,147,740        (224,267)        (45,576)
   Changes in operating assets and liabilities:
     Accounts receivable ..........................        341,987         480,931       1,045,246
     Inventories ..................................        356,119         698,871      (1,356,461)
     Other assets .................................     (1,092,688)        (13,439)       (820,980)
     Accounts payable .............................      1,510,176        (822,965)      1,365,153
     Accrued expenses .............................      1,798,476         221,064         212,741
     Customers advance payments on contracts ......         (5,741)         60,321         114,961
     Other liabilities ............................       (103,421)       (255,732)        145,889
                                                      ------------    ------------    ------------

Net cash provided by continuing operations ........      3,107,459       1,113,995       3,249,347

Net cash used by discontinued operations ..........     (2,573,594)     (1,194,139)     (1,292,587)
                                                      ------------    ------------    ------------

Net cash provided (used) by operating activities ..        533,865         (80,144)      1,956,760

Cash flows from investing activities:
   Purchases of property, plant and equipment .....     (1,403,116)     (1,731,599)     (2,118,913)
   Proceeds from sales of property, plant and
      equipment ...................................            500           9,600              --
   Purchase of patents and intangibles ............             --        (247,410)             --
   Purchase of subsidiary companies, net of
      cash acquired ...............................             --              --         (65,155)
                                                      ------------    ------------    ------------
Net cash used by investing activities
          continuing operations ...................     (1,402,616)     (1,969,409)     (2,184,068)
Net cash provided (used) by discontinued
          operations ..............................      6,575,496        (361,235)       (225,686)
                                                      ------------    ------------    ------------
Net cash provided (used) by investing activities ..      5,172,880      (2,330,644)     (2,409,754)

Cash flows from financing activities:
   Proceeds from short-term borrowings ............        291,205       1,503,126              --
   Proceeds from issuance of stock ................         23,249              --              --
   Repayments of short-term borrowings ............     (6,089,228)     (1,106,416)     (3,131,102)
   Proceeds from borrowings used to acquire
     subsidiaries .................................             --         955,378         672,136
   Proceeds from long-term debt ...................             --              --       5,391,516
   Repayments of long-term debt ...................     (1,203,742)       (727,473)     (1,368,536)
   Payment of dividends ...........................             --              --        (691,349)
                                                      ------------    ------------    ------------

Net cash provided (used) by financing activities ..     (6,978,516)        624,615         872,665
                                                      ------------    ------------    ------------

Effect of exchange rate changes on cash ...........        246,732       1,202,813        (263,455)
                                                      ------------    ------------    ------------
Increase (decrease) in cash and cash equivalents ..     (1,025,039)       (583,360)        156,216
Cash and cash equivalents beginning of year .......      1,319,207       1,902,569       1,746,353
                                                      ------------    ------------    ------------

Cash and cash equivalents end of year .............   $    294,168    $  1,319,207    $  1,902,569
                                                      ============    ============    ============


   See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                               ACCUMULATED
                              COMMON      COMMON                                  OTHER
                               STOCK       STOCK     ADDITIONAL                COMPREHENSIVE COMPREHENSIVE                 TOTAL
                             NUMBER OF       $        PAID IN       RETAINED      INCOME       INCOME       TREASURY   SHAREHOLDERS'
                              SHARES       AMOUNT     CAPITAL       EARNINGS      (LOSS)       (LOSS)         STOCK       EQUITY
                              ------       ------    ----------     --------      ------       ------         -----       ------
Balance December 31, 2000 .  5,634,968   5,634,968    12,012,541   28,606,413    (890,399)                 (1,265,078)   44,098,445

Net loss ..................                                        (4,617,315)               (4,617,315)                 (4,617,315)

Translation loss ..........                                                      (220,013)     (222,013)                   (222,013)

Derivative financial
instrument gain ...........                                                        36,851        36,851                      36,851

Cash dividends paid
  ($.135 per share) .......                                          (691,351)                                             (691,351)
                             ---------  ----------   -----------  -----------   ---------  ------------   -----------   -----------
Comprehensive loss ........                                                                $ (4,802,477)
                                                                                           ============

Balance December 31, 2001 .  5,634,968   5,634,968    12,012,541   23,297,747  (1,075,561)                 (1,265,078)   38,604,617
Net loss .................                                        (21,554,491)              (21,554,491)                (21,554,491)
Translation loss ..........                                                      (436,335)     (436,335)                   (436,335)
Derivative financial
instrument gain ...........                                                         1,948         1,948                       1,948
                             ---------  ----------   -----------  -----------   ---------  ------------   -----------   -----------
Comprehensive loss ........                                                                $(21,988,878)
                                                                                           ============

Balance December 31, 2002 .  5,634,968   5,634,968    12,012,541    1,743,256  (1,509,948)                 (1,265,078)   16,615,739
Issuance of stock .........     10,000      10,000        13,249                                                             23,249
Net loss ..................                                        (4,974,265)               (4,974,265)                 (4,974,265)
Translation gain ..........                                                     1,354,721     1,354,721                   1,354,721
Additional minimum
pension liability..........                                                      (583,566)     (583,566)                   (583,566)
                             ---------  ----------   -----------  -----------   ---------  ------------   -----------   -----------
Comprehensive loss.........                                                                $ (4,203,110)
                                                                                           ============
Balance December 31, 2003 .  5,644,968  $5,644,968   $12,025,790  $(3,231,009)  $(738,793)                $(1,265,078)  $12,435,878
                             =========  ==========   ===========  ===========   =========                 ===========   ===========


        See accompanying notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Headquartered in Arden Hills, Minnesota, Selas Corporation of America is an international firm that designs, develops, engineers and manufactures microminiaturized medical and electronic products. The Company's core business segment, Precision Miniature Medical and Electronic Products, supplies microminiaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, electronics, telecommunications and medical equipment industries. In addition to its Arden Hills headquarters, the Company has facilities in California, Singapore, and Germany and operates directly or through its subsidiaries in one business segment.

BASIS OF PRESENTATION - A portion of the Company's prior Heat Technology segment, operating through a wholly-owned subsidiary located in France, filed insolvency in 2003. Selas has reclassified the historical financial data related to this operation into discontinued operations. In the fourth quarter of 2003, the Company initiated its plan to dispose of the remaining Heat Technology segment. This segment consists of the operating assets of the Company in Dresher, Pa., and one subsidiary located in Tokyo, Japan. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data. Also, Selas plans to separately sell its property in Dresher, Pa., and, accordingly, has shown this as an asset held for sale as of December 31, 2003. Consequently, the financial statements reflect in continuing operations the business previously known as its Precision Miniature Medical and Electronics segment.

In the fourth quarter of 2002, the Company initiated its plan to dispose of its Tire Holders, Lifts and Related Products segment. This segment consisted of one wholly owned subsidiary that operated on a stand alone basis. Selas had accounted for the plan to dispose of the subsidiary as a discontinued operation and, accordingly, had reclassified the historical financial data. The sale of this business was completed in 2003 and the results of operations for 2003 are included in discontinued operations.

See further information in note 2 to the consolidated financial statements.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

SEGMENT DISCLOSURES - Selas has reviewed Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information," and has determined that the Company meets the aggregation criteria as its various operations do not have discrete assets and are managed as one business.

RECLASSIFICATIONS - Certain prior-year balances have been reclassified to be consistent with the current-year presentation.

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

REVENUE RECOGNITION - Selas recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

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

INVENTORIES - Inventories are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first-in, first-out methods.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF - The Company reviews its long-lived assets, certain identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities.

Beginning in 2002, the Company discontinued amortizing goodwill according to SFAS Statement 142 "Goodwill and Other Intangible Assets." As a result, no amortization expense for goodwill was recorded in 2002 or 2003. As of January 1, 2002, the Company recognized a cumulative change in accounting principle related to the adoption of Statement 142. See note 6 for additional information.

INCOME TAXES - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation reserves are established to the extent the future benefit from the deferred tax assets realization is uncertain. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EMPLOYEE BENEFIT OBLIGATIONS - The Company provides pension and health care insurance for certain domestic retirees and employees of its discontinued operations. These obligations have been included in continuing operations as the Company expects to retain these obligations. Selas also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on actuarial determinations. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the Company. Note 11 to the consolidated financial statements includes disclosure of these rates on a weighted-average basis, encompassing the plans. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. Selas believes the assumptions are within accepted guidelines and ranges. However, these actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

Deferred pension costs are actuarially determined and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 15 years.

STOCK OPTION PLAN - The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standard Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As allowed by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", as amended by Statement of Financial Accounting Standards No. 148 (SFAS No. 148), "Accounting for Stock-Based Compensation - Transition and Disclosure", the Company has elected to continue to apply the intrinsic-value-based method, and has adopted only the disclosure requirements of SFAS No. 123. Therefore, no compensation expense has been recognized for the stock option plans. SFAS No. 123, amended by SFAS No. 148, requires the Company to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense was recognized for options granted after 1995. Using this approach, net loss and loss per share would have been increased to the pro forma amounts indicated in the table:

                                                             YEAR ENDED  31,
                                                             ---------------
                                                  2003           2002            2001
                                                  ----           ----            ----
Net loss as reported .....................   $ (4,974,265)   $(21,554,491)   $ (4,617,315)
Deduct:  total stock-based employee
   compensation expense determined under
   fair value based method for all awards,
   net of related tax effects ............       (173,987)       (152,335)        (59,203)
                                             ------------    ------------    ------------
Pro forma net loss .......................   $ (5,148,252)   $(21,706,826)   $ (4,676,518)
                                             ============    ============    ============

Loss per share:
    Basic-as reported ....................   $      (0.97)   $      (4.21)   $       (.90)
    Basic-pro forma ......................   $      (1.00)   $      (4.24)   $       (.91)

Reported basic and diluted earnings are the same for all periods presented.

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                  2003           2002            2001
                                                  ----           ----            ----
Dividend yield ...........................          2.1%          2.2%           2.2%
Expected volatility ......................         66.9%         55.4%          45.5%
Risk-free interest rate ..................          4.2%          3.7%           4.8%
Expected life (years) ....................           6.3           6.2            6.5


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

RESEARCH AND DEVELOPMENT COSTS - Research and development costs, including supporting services, amounted to $1.8 million, $848,000 and $1.2 million in 2003, 2002 and 2001, respectively. Such costs are charged to expense when incurred.

EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflect the potential dilution of securities that could share in the earnings.

COMPREHENSIVE INCOME (LOSS) - Comprehensive income (loss) consists of net income
(loss), foreign currency translation adjustments, minimum pension liability adjustments, and derivative financial instrument gains and is presented in the consolidated statements of shareholders' equity.

RECLASSIFICATIONS - Certain 2002 and 2001 amounts have been reclassified to conform with the 2003 presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In 2003, the Company adopted the following Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) accounting pronouncements:

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company would also record a corresponding asset that would be depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS 143 did not have a material on Selas' consolidated results of operations or financial position.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit (restructuring) activities previously covered by Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement nullifies EITF Issue No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. The cost of the plan will be recognized over the future service period of the employees. The Statement has been applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No.
133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This pronouncement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company adopted the provisions of this statement on July 1, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated results of operations or financial position.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" requires certain categories of "freestanding" financial instruments to be classified as liabilities. This pronouncement is effective for freestanding financial instruments entered into or modified after May 31, 2003, or otherwise at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of this statement on July 1, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated results of operations or financial position.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" revised employers' disclosures about pension plans and other post-retirement benefits. It does not change the measurement or recognition of those plans. It requires additional disclosures about the assets, obligations, cash flows and net periodic-benefit costs of defined benefit pension plans and other post-retirement benefit plans. SFAS 132 is effective for fiscal years ending after December 15, 2003. The Company adopted the new disclosure requirements of this revised statement for its year ended December 31, 2003. The adoption of SFAS 132 did not have a material impact on its consolidated results of operations or financial position.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" elaborates on disclosure requirements for obligations by a guarantor under certain guarantees. This interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. The Company applied the provisions of FIN 45 for initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002, as required. The adoption of FIN 45 did not have a material impact on Selas' consolidated results of operations or financial position.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB NO. 51" addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. The consolidation requirements of FIN 46 are effective for the first reporting period ending after December 15, 2003, for entities considered to be special-purpose entities. The consolidation requirements for all other entities subject to FIN 46 are effective for financial statements of the first reporting period ending after March 15, 2004. The Company does not have any ownership or other interests in any variable interest entities as of December 31, 2003. The Company will apply the consolidation requirements of FIN 46 in future periods should an interest in a variable interest entity be acquired.

EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 was effective for the Company on July 1, 2003, and did not have a material impact on revenue recognition.

2.  DISCONTINUED OPERATIONS

Selas has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth.

Consistent with this strategy, the Company completed its planned sale of its Tire Holders, Lifts and Related Products segment in July of 2003. This segment consisted of one wholly owned subsidiary, Deuer Manufacturing, Inc. (Deuer) that operated on a stand alone basis. The net purchase price of $6.6 million was determined by negotiations between the parties. The Company recognized a gain of approximately $1.5 million, net of tax, on the transaction. Proceeds from the transaction were used primarily to reduce the Company's outstanding bank debt. Selas accounted for the plan to sell the subsidiary as a discontinued operation beginning in 2002.

The following table shows the results of operations of Deuer :

                                                   YEARS ENDED DECEMBER 31,
                                                   ------------------------
                                                  2003       2002       2001
                                                  ----       ----       ----
                                                        (in thousands)
Sales, net ..................................   $ 8,522    $16,783   $15,008
Operating costs and expenses ................     8,520     15,077    13,965
                                                -------    -------   -------
Operating income ............................         2      1,706     1,043
Other income, net (including gain on sale) ..     1,491          6        13
                                                -------    -------   -------
Income before income taxes ..................     1,493      1,712     1,056
Income tax expense (benefit) ................        (6)       619       377
                                                -------    -------   -------

Net income from discontinued operations .....   $ 1,499    $ 1,093   $   679
                                                =======    =======   =======

The following table shows the component assets and liabilities of the Company's Tire Holders, Lifts and Related Products segment:

                                                  DECEMBER 31,
                                               2003         2002
                                                 (in thousands)
Current assets .........................      $    --      $4,854
Property plant and equipment, net ......           --       1,631
                                              -------      ------
  Total assets .........................      $    --      $6,485
                                              =======      ======

Current liabilities ....................      $    --      $1,211
Other liabilities ......................           --         196
                                              -------      ------
  Total liabilities ....................      $    --      $1,407
                                              =======      ======


The Company's Heat Technology segment consisted of three components: a primary custom-engineered furnace business, a small furnace business, and a burners and components business.

Burners and Components Business - In 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment. This segment consists of the operating assets of Selas Corporation of America located in Dresher, Pennsylvania and Nippon Selas located in Tokyo, Japan. The Company plans to sell the segment during 2004 and has classified the segment as a discontinued operation and, accordingly, has reclassified the historical financial data.

Small Furnace Business - In July 2003, the Company's subsidiary Selas SAS, filed insolvency in France and is under the control of a French insolvency court administrator. Selas SAS and its subsidiaries constituted the Company's small furnace business. Because Selas SAS and its subsidiaries are no longer under the control of the Company, their results of operations are excluded from the continuing operations and the historical financial information has been reclassified to reflect these subsidiaries as discontinued operations

Primary Custom-Engineered Furnace Business - In the fourth quarter of 2002, the Company disposed of the assets held by Selas SAS (Paris, France), together with the stock of its subsidiary, Selas U.K. (Derbyshire, United Kingdom). These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces designed by this division were custom-engineered to meet customer specific requirements. The purchase price was approximately $645,000 above the net asset value at the time of sale, and the $645,000 was paid at closing in 2002. The buyer assumed the underlying liabilities. In addition, the purchaser acquired a receivable of $1.5 million ((euro)1,290,000) representing 85 percent of a receivable due on a completed construction contract. The Company agreed to repurchase that portion of the receivable that was not collected by May 2003. During 2003, the following was determined:
-   Liabilities assumed by the buyer exceeded assets by approximately $548,000;
- Selas SAS collected approximately $489,000 from assets sold to the buyer, but did not remit these funds to the buyer prior to its insolvency; and
- Selas SAS collected $350,000 on the receivable assumed by the purchase, but did not remit the funds to the buyer prior to insolvency.
As a result of these events, including the insolvency of the Company's French subsidiary, the Company agreed to a settlement with the buyer pursuant to which the Company agreed to pay approximately $2,540,000 ((euro)2,180,000) to the buyer, payable in an initial installment of $466,000 ((euro)400,000) plus monthly installment of approximately $117,000 per month ((euro)100,000). Selas has been making payments on the outstanding debt and estimates it will collect a portion of the remaining receivable on the aforementioned construction contract. The December 31, 2003, balance sheet reflects a net outstanding liability of $796,000 related to the above matter.

The following table shows the results of operations of the Company's Heat Technology segment:

                                                                      YEARS ENDED DECEMBER 31,
                                                                      ------------------------
                                                                2003           2002            2001
                                                                ----           ----            ----
                                                                          (in thousands)
Sales, net .............................................      $ 18,370       $ 43,086       $ 49,139
Operating costs and expenses ...........................        19,154         52,785         51,024
                                                              --------       --------       --------
Operating loss .........................................          (784)        (9,699)        (1,885)
Other expense, net (including loss on abandonment) .....        (3,054)          (582)          (307)
                                                              --------       --------       --------
Loss from operations before income tax (benefit) .......        (3,838)       (10,281)        (2,192)
Income tax expense (benefit) ...........................        (1,326)           232          2,330
                                                              --------       --------       --------
Net loss from discontinued operations before
change in accounting principle .........................        (2,512)       (10,513)        (4,522)
                                                              --------       --------       --------
Cumulative effect of change in accounting principle ....            --         (1,124)            --
                                                              --------       --------       --------
Net loss from discontinued operations ..................      $ (2,512)      $(11,637)      $ (4,522)
                                                              ========       ========       ========



The following table shows the component assets and liabilities of the Heat Technology business segment:

                                                   DECEMBER 31,
                                                   ------------
                                                2003        2002
                                                ----        ----
                                                  (in thousands)
Current assets .........................      $ 5,346      $18,997
Property plant and equipment, net ......          247        4,574
Other assets ...........................          137          143
                                              -------      -------
   Total assets ........................      $ 5,729      $23,714
                                              =======      =======

Current liabilities ....................      $ 2,259      $20,940
Other liabilities ......................           82        1,121
                                              -------      -------
   Total liabilities ...................      $ 2,341      $22,061
                                              =======      =======

Certain notes to these consolidated financial statements have been restated to reflect the Company's presentation of discontinued operations.

3. ACQUISITIONS

On January 11, 2001, the Company acquired the stock of Lectret, a Singapore manufacturer of microphone capsules. The purchase price was approximately $1.1 million and was funded by additional bank borrowings of approximately $.4 million and notes payable to previous shareholders of approximately $.6 million. In October 1998, the Company acquired a product manufacturing line from Lectret which was newly formed as RTI Technologies PTE LTD.

4. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

                                          YEARS ENDED DECEMBER 31,
                                          ------------------------
                                    2003              2002             2001
                                    ----              ----             ----
Interest received .............. $    7,455      $   20,990      $   10,092
Interest paid .................. $  507,157      $  688,885      $  767,358
Income taxes paid .............. $   38,969      $  321,121      $1,414,838

5.      GEOGRAPHIC INFORMATION

The geographical distribution of long-lived assets and net sales to geographical areas for the years ended December 31, 2003, 2002 and 2001 are set forth below:

LONG-LIVED ASSETS

                                      2003             2002             2001
                                      ----             ----             ----

United States ............     $14,798,034      $16,737,916      $27,100,720
Other ....................       1,355,705        1,141,372        1,335,160
                               -----------      -----------      -----------

Consolidated .............     $16,153,739      $17,879,288      $28,435,880
                               ===========      ===========      ===========


Long-lived assets consist primarily of property and equipment, goodwill and other intangibles. The Company capitalizes long-lived assets pertaining to the production of specialized parts. These assets are periodically reviewed to assure the net realizable value from the estimated future production based on forecasted sales exceeds the carrying value of the assets. During 2003, certain assets totaling $379,000 were determined to have no future economic benefit and were written off.

NET SALES TO GEOGRAPHICAL AREAS

                                      2003             2002             2001
                                      ----             ----             ----

United States ...........      $23,114,839      $20,175,564      $25,723,477
Singapore ...............        2,180,837        1,162,104        2,044,175
China ...................        2,528,303          688,962            9,521
Germany .................        1,921,226        1,657,598        1,447,025
Canada ..................        1,735,565        1,579,251        1,577,278
Japan ...................          546,602        1,209,584          484,575
France ..................          149,000        2,780,196               --
All other countries .....        4,025,792        5,721,343        6,500,711
                               -----------      -----------      -----------

Consolidated ............      $36,202,164      $34,974,602      $37,786,762
                               ===========      ===========      ===========

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to various countries in Europe and in the Asian Pacific.

 In 2003, Sonic Innovations, one of the Company's hearing-health customers accounted for $4.5 million or 12.4 percent, of the consolidated net sales. In 2002 and 2001 no one individual customer accounted for 10 percent or more of consolidated net sales, in 2003 five customers accounted for approximately $11.6 million or 32% of the Company's consolidated net sales.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Statement 142 set forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis. The Company discontinued the amortization of goodwill effective January 1, 2002. The provisions of Statement 142 also required the completion of a transitional impairment test with any impairment identified accounted for as a cumulative effect of a change in accounting principle. As of the date of adoption, Selas had unamortized goodwill from continuing operations in the amount of $14,693,000. The Company determined the goodwill was impaired and recognized an impairment charge of $9,428,000. The charge was recognized as a cumulative change in accounting principle in the 2002 consolidated statement of operations. Within its discontinued Heat

Technology operations, Selas also determined goodwill had been impaired and wrote off the remaining net goodwill of $1,124,000. The combined net charge totaled $10,552,000. The corresponding deferred tax asset of $743,000 was offset by a valuation allowance (see note 10 to the consolidated financial statements). Changes in the estimated future cash flows from these businesses could have a significant impact on the amount of any future impairment, if any.

Prior to the adoption of Statement 142, Selas assessed the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life could be recovered through projected undiscounted future cash flows of the business for which the intangible assets arose. No impairment was recognized in prior years. In accordance with Statement 142, the Company discontinued amortization of goodwill effective January 1, 2002. Amortization expense related to goodwill was approximately $620,000 from continuing operations and $44,000 from discontinued operations for a total of $ 644,000 for the year ended December 31, 2001.

A reconciliation of previously reported net earnings (loss) per share adjusted for goodwill, net of the related income tax effects, follows:

                                                                 DECEMBER 31
                                                                 -----------
                                                            2002                2001
                                                            ----                ----
Net loss before accounting change ..........      $  (12,126,137)      $  (4,617,315)
Cumulative effect in change in accounting ..          (9,428,354)                 --
Add: goodwill amortization, net of tax .....                  --             572,205
                                                  --------------       -------------

Adjusted net loss ..........................      $  (21,554,491)      $  (4,045,110)
                                                  ==============       =============

Earnings per share:
   Net loss before accounting change .......      $        (2.15)      $        (.90)
   Cumulative effect of change in accounting               (2.06)                 --
   Goodwill amortization, net of tax .......                  --                 .11
                                                  --------------       -------------
   Adjusted net loss .......................      $        (4.21)      $        (.79)
                                                  ==============       =============

The changes in the carrying amount of goodwill from continuing operations for the years ended December 31, 2003, and 2002, are as follows:


Balance as of January 1, 2002 ..........      $ 14,692,939
Transitional test impairment loss ......        (9,428,354)
                                              ------------

Goodwill at December 31, 2002                 $  5,264,585
2003 activity ..........................      ============
                                                        --
                                              ------------

Goodwill at December 31, 2003 ..........      $  5,264,585
                                              ============

After taking into consideration the growth in the overall hearing health, professional audio and medical markets during 2003, revised future industry estimates, and the overall market capitalization of the Company, the earnings forecast for the next five years was revised and indicated no additional impairment charge was required in 2003. The fair value was estimated using the expected present value of future cash flows. In determining the discount factor, the Company took into consideration its size, factors for other public companies in similar markets and qualitative factors in developing discount rates.

7. INVENTORIES

Inventories consist of the following:

                                                      FINISHED
                        RAW           WORK-IN       PRODUCTS AND
                     MATERIALS        PROCESS        COMPONENTS        TOTAL
                     ---------        -------       ------------       -----
DECEMBER 31,

2003
Domestic ......      $2,222,071      $1,248,009      $  931,912      $4,401,992
Foreign .......         864,056         302,489         141,105       1,307,650
                     ----------      ----------      ----------      ----------

    Total .....      $3,086,127      $1,550,498      $1,073,017      $5,709,642
                     ==========      ==========      ==========      ==========

2002
Domestic ......      $1,349,959      $1,582,198      $2,339,794      $5,271,951
Foreign .......         374,392         221,520         166,222         762,134
                     ----------      ----------      ----------      ----------

    Total .....      $1,724,351      $1,803,718      $2,506,016      $6,034,085
                     ==========      ==========      ==========      ==========

The increase in inventory reserves of $727,500 was the result of more specialized inventory, changes in product mix, and shorter product life cycles.

8. NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE

Notes payable at December 31, 2003, and 2002 are summarized below:

                                                  2003              2002
                                              -----------      -----------
Notes payable:
    Short term borrowings, Europe ......      $ 1,473,618      $ 6,273,522
    Short-term borrowings, domestic ....        4,258,253        3,982,137
    Short-term borrowings, Asia ........          538,792          511,318
                                              -----------      -----------

    Total notes payable ................      $ 6,270,663      $10,766,977
                                              ===========      ===========

In July 2003, the Company's French subsidiary, Selas SAS filed insolvency in France. Short-term debt in the amount of $7,852,000 was assumed by domestic operations. $6,378,000 was subsequently paid against the facility from proceeds of the sale of its Tire Holder and Lift business. European borrowings had pertained to Selas SAS, the Company's French subsidiary that filed insolvency. This debt was guaranteed by the Company and has been transferred to domestic operations subsequent to December 31, 2003. Since the European debt has been assumed by domestic operations, the discussion of European borrowings has been combined with domestic operations.

For domestic (and European) operations, the maximum amounts of short-term borrowings and bank guarantees at any month end were $13,270,000 in 2003, $11,365,000 in 2002, and $9,864,000 in 2001. The average short-term borrowings and bank guarantees outstanding during 2003, 2002 and 2001 amounted to $10,227,000, $9,512,000 and $7,154,000, respectively. The average short-term interest rates in 2003, 2002 and 2001 for outstanding borrowings were 4.2 percent, 5.2 percent, and 5.8 percent, respectively.

The Company and its domestic subsidiaries entered into a revolving credit loan facility and a supplemental facility for which borrowings of $5,900,000 could be outstanding at any one time. The revolving facility, which had a maximum limit of $4,500,000, had borrowings of $2,898,000 as of December 31, 2003, bearing an interest rate of 3.62 percent (LIBOR plus 2.5 percent). The loan carries a commitment fee of .25 percent per annum, payable on the unborrowed portion of the line. The domestic revolving loan credit facilities have been extended to April 1, 2005, as explained below in the "Credit Facilities" section of this footnote.

The supplemental facility, which had a maximum limit of $1,400,000, had borrowings of $1,360,000 as of December 31, 2003, bearing interest at a rate of
4.9 percent (LIBOR plus 3.75 percent). The loan carries a commitment fee of .25 percent per annum, payable on the unborrowed portion of the line. In addition, a $50,000 commitment fee was due upon the closing of the two loan facilities. For 2004, the supplemental loan credit facility has been combined with the term loans in a new term-loan facility as explained below in the "Credit Facilities" section of this footnote.

The maximum amounts of short-term borrowings on the two domestic facilities at any month end in 2003 were $4,749,000. The average short-term borrowings outstanding during 2003 were $4,090,067. The average short-term interest rate in 2003 was 4.38 percent.

A subsidiary of Selas located in Singapore has three credit facilities with a combined limit totaling $1,059,000, of which $539,000 was outstanding at December 31, 2003. Maximum borrowings were $539,000 and average borrowings were $344,000. Borrowings under the three facilities on December 31, 2003, carried an average interest rate of 5.76 percent, payable monthly. The Singapore credit facilities have no specific term date, but are reviewed annually.

LONG-TERM DEBT

Long-term debt at December 31, 2003, and 2002 is summarized below:

                                         2003             2002
                                      ----------      ----------
Long-term debt:
    Term loans, domestic .......      $1,966,800      $2,722,249
    Term loans, Europe .........              --         828,368
    Other borrowings ...........              --           5,814
                                      ----------      ----------
                                       1,966,800       3,556,431
Less:  current maturities ......       1,966,800       1,141,540
                                      ----------      ----------
                                      $       --      $2,414,891
                                      ==========      ==========

In 2003, the terms of the domestic loan agreements required monthly principal payments of approximately $64,000. The term loans have been combined in March 2004 as explained below in the "Credit Facilities" section of this footnote. At December 31, 2003, the domestic borrowings under the credit agreement bore interest, payable monthly, at an interest rate of 3.64 percent (LIBOR plus 2.50 percent). At December 31, 2003, one of the domestic loans bore interest, payable monthly, at an interest rate of 3.91 percent (Singapore DOR plus 2.50 percent). The European loan carried an interest rate of 4.63 percent (EuroLIBOR plus 2.50 percent) at December 31, 2003.

CREDIT FACILITIES

In 2003, Selas did not meet certain covenants during the first, second, third and fourth quarters, for which it obtained waivers from the bank.

In March 2004, the Company entered into an amended agreement for its domestic and foreign revolving credit and term-loan facilities. The existing domestic revolving credit facility was renewed with the same maximum borrowing limit of $4,500,000. All remaining term loans and short term borrowing facilities were consolidated into a new term loan facility for an amount of $5,226,000. The interest rate on the two facilities is LIBOR plus 3.0 percent.

A commitment fee of .25% per annum is payable on the unborrowed portion of the revolving credit facility. In addition, Selas paid an up front commitment fee of $75,000. The agreement requires the Company to use a significant portion of proceeds from asset disposals to make permanent reductions in its credit facilities.

In connection with the amended agreement, Selas has pledged as collateral substantially all of the assets of its domestic subsidiaries with a book value totaling approximately $9.5 million.

The revolving credit facility and the term-loan facility are secured by the Company's domestic assets, and its domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, incurrence of additional debt, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $6.5 million through April 1, 2005, consisting of shareholders' equity, plus subordinated debt, less intangible assets, increased annually by 100 percent of net income and 100 percent of the aggregate amount of contributions to capital. At December 31, 2003, Selas was in compliance with all covenants of the amended agreement.

Management believes that the Company will be able to maintain the amended covenants through Apirl 1, 2005.

Selas' ability to pay the principal and interest on its indebtedness as it comes due will depend on the Company's current and future performance. Performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond the Company's control. Selas believes that the amended credit facility combined with funds expected to be generated from operations, the sale of assets, the available borrowing capacity through its revolving credit loan facilities, the potential sale of certain assets, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through April 1, 2005. If, however, the Company does not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be available or which may be available only on unfavorable terms. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that Selas will be able to negotiate acceptable terms. In addition, the Company's access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as its own financial condition.

The fair value of Selas' debt is estimated using standard pricing models that take into consideration the present value of future cash flows as of the balance sheet date. Since the interest rates on the majority of the Company's long-term debt at December 31, 2003, were renegotiated in March 2004 and mature within 16 months of the balance sheet date, the carrying value approximates the fair value.

9. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2003, and 2002 are as follows:

                                                           2003             2002
                                                        ----------      ----------
Salaries, wages and commissions ..................      $1,522,232      $1,101,527
Taxes, including payroll withholdings and
   excluding income taxes ........................          48,788          52,451
Accrued severance benefits .......................         175,000         375,438
Accrued professional fees ........................         281,223         799,983
Amount due buyer of French subsidiary
   (see note 2) ..................................         796,130              --
Other ............................................         593,107         148,597
                                                        ----------      ----------

                                                        $3,416,480      $2,477,996
                                                        ==========      ==========

10. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

                                                                 YEARS ENDED DECEMBER  31,
                                                      -----------------------------------------------
                                                         2003              2002              2001
                                                      -----------       -----------       -----------
Current
    Federal ....................................      $  (713,608)      $  (667,331)      $  (199,587)
    State ......................................            6,267           (72,768)          (88,165)
    Foreign ....................................           70,589          (113,744)           10,564
                                                      -----------       -----------       -----------
                                                         (636,752)         (853,843)         (298,316)
                                                      -----------       -----------       -----------
Deferred
    Federal ....................................          510,318          (194,115)          (43,039)
    State ......................................          556,962           (30,152)           (2,536)
    Foreign ....................................           80,460                --                --
                                                      -----------       -----------       -----------

                                                        1,147,740          (224,267)          (45,575)
                                                      -----------       -----------       -----------

Income taxes (benefit) .........................      $   510,988       $(1,078,110)      $  (343,891)
                                                      ===========       ===========       ===========

Income (loss) before income taxes is as follows:
    Foreign ....................................      $(3,951,806)      $(2,440,367)      $  (921,641)
    Domestic ...................................          501,466          (220,180)         (196,758)
                                                      -----------       -----------       -----------

                                                      $(3,450,340)      $(2,660,547)      $(1,118,399)
                                                      ===========       ===========       ===========

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

                                                YEARS ENDED 31
                                                --------------
                                          2003        2002        2001
                                          ----        ----        ----
Tax provision at statutory rate ........  34.0%       34.0%       34.0%
Change in valuation allowance ..........  (53.1)        --          --
Effect of foreign tax rates ............    .6         1.5        (5.0)
Goodwill amortization ..................    --          --        (12.2)
State taxes net of federal benefit .....   (.2)        3.4         8.0
Tax benefits related to export sales ...   1.6         2.1         6.3
Other ..................................   2.3         (.5)        (.4)
                                          ----        ----        ----

Domestic and foreign income tax rate ...  (14.8)%     40.5%       30.7%
                                          ====        ====        ====


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003, and 2002 are presented below:

                                                                             2003           2002
                                                                             ----           ----
Deferred tax assets:
   Net operating loss carry forwards .............................      $  544,595      $       --
   Post-retirement benefit obligations ...........................       1,198,465       1,254,007
   Goodwill amortization .........................................         648,899         743,859
   State income taxes ............................................         605,554         605,554
   Employee pension plan obligations .............................         455,797         368,843
   Inventory reserves ............................................         359,019          70,891
   Guarantee obligations and estimated future costs of service
        accruals .................................................          53,006          66,944
   Compensated absences, principally due to accrual for financial
        reporting purposes .......................................         159,126         149,088
   Other .........................................................         157,791         197,912
                                                                        ----------      ----------
      Total gross deferred tax assets ............................       4,182,252       3,457,098
      Less: valuation allowance ..................................       2,575,915         743,859
                                                                        ----------      ----------
      Net deferred tax assets ....................................       1,606,337       2,713,239
                                                                        ----------      ----------


Deferred tax liabilities:
   Plant and equipment, principally due to differences in
        depreciation and capitalized interest ...................          600,815         570,152
   Other ........................................................          238,821         245,758
                                                                        ----------      ----------
   Total gross deferred tax liabilities .........................          839,636         815,910
                                                                        ----------      ----------
   Net deferred tax assets ......................................       $  766,701      $1,897,329
                                                                        ----------      ----------

Domestic and foreign deferred taxes are comprised as follows:


DECEMBER 31, 2003 ........................          FEDERAL           STATE           FOREIGN             TOTAL
                                                -----------      ----------      ------------       -----------
Current deferred asset ...................      $   890,230      $       --      $         --       $   890,230
Non-current deferred asset (liability) ...               --              --          (123,529)         (123,529)
                                                -----------      ----------      ------------       -----------

Net deferred tax asset ...................      $   890,230      $       --      $   (123,529)      $   766,701
                                                ===========      ==========      ============       ===========


DECEMBER 31, 2002 ........................          FEDERAL           STATE           FOREIGN             TOTAL
                                                -----------      ----------      ------------       -----------

Current deferred asset ...................      $ 1,078,720      $  269,665                 $       $ 1,348,385
                                                                                                    -----------
Non-current deferred asset (liability) ...          301,877         287,297           (40,230)          548,944
                                                                 ----------      ------------       -----------

Net deferred tax asset ...................      $ 1,380,597      $  556,962      $    (40,230)      $ 1,897,329
                                                ===========      ==========      ============       ===========

The valuation allowance for deferred tax assets as of January 1, 2003, was $743,859. The net change in the total valuation allowance for the year ended December 31, 2003, was an increase of $1,832,056. The valuation allowance is maintained against deferred tax assets which the Company has determined are not likely to be realized. In addition, the Company has net operating loss carryforwards for Federal tax purposes of approximately $16.6 million that expire in 2018. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets or realization of net operating loss carryforwards will be reported in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carryforwards to offset taxable income, and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2003.

11.  EMPLOYEE BENEFIT PLANS

The Company has two domestic defined benefit pension plans. One covers salaried employees and the other plan covers union employees.

The following is a summary of the funded status of the plans:

                                                  2003               2002
                                                  ----               ----

Projected benefit obligation ...........      $ 5,956,274       $ 5,096,602
Accumulated benefit obligation .........        5,752,862         4,817,501
Plan assets ............................        4,208,236         3,825,341
Funded status ..........................       (1,748,038)       (1,271,261)

Following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets at December 31, 2003 and 2002:

                                                                                  2003               2002
                                                                                  ----               ----
Change in projected benefit obligation
Projected benefit obligation at January 1 ...........................      $ 5,096,602       $ 5,422,319
Service cost (excluding administrative expenses) ....................          107,142           152,152
Interest cost .......................................................          359,190           328,936
Actuarial (gain) loss ...............................................          821,715          (436,237)
Benefits paid .......................................................         (428,375)         (370,568)
                                                                           -----------       -----------

Projected benefit obligation at December 31 .........................        5,956,274         5,096,602
                                                                           -----------       -----------

Change in fair value of plan assets
Fair value of plan assets at January 1 ..............................        3,825,341         4,664,297
Actual return on plan assets ........................................          832,629          (436,875)
Employer contributions ..............................................               --                --
Expenses ............................................................          (21,359)          (31,513)
Benefits paid .......................................................         (428,375)         (370,568)
                                                                           -----------       -----------

Fair value of plan assets at December 31 ............................        4,208,236         3,825,341
                                                                           -----------       -----------

Funded status .......................................................       (1,748,038)       (1,271,261)
Unrecognized net actuarial loss .....................................          406,020           184,551
Unrecognized prior service cost .....................................            1,439             1,877
                                                                           -----------       -----------

Accrued pension cost at December 31 .................................      $(1,340,579)      $(1,084,833)
                                                                           ===========       ===========

Amounts recognized in the statement of financial position consist of:
                                                                                  2003              2002
                                                                                  ----               ----
Accrued benefit cost ................................................      $(1,924,145)      $(1,084,833)
Additional minimum pension liability ................................          583,566                --
Net amount recognized ...............................................      $(1,340,579)      $(1,084,833)
                                                                           ===========       ===========

The increase in minimum liability included in other
comprehensive income ................................................      $   583,566                --

Net periodic pension cost for these plans for the years 2003, 2002 and 2001 included the following components:

                                                             2003            2002            2001
                                                             ----            ----            ----
Service cost - benefits earned during
   the period ....................................      $ 139,711       $ 186,291       $ 185,465
Interest cost on projected benefit obligation ....        359,190         328,936         358,074
Expected return on assets ........................       (289,445)       (358,799)       (410,366)
Amortization of net obligation ...................         45,852              --              --
Amortization of prior service cost ...............            438             438           1,468
Recognized net actuarial (gain) ..................             --         (23,956)        (54,607)
                                                        ---------       ---------       ---------

Net periodic pension cost ........................      $ 255,746       $ 132,910       $  80,034
                                                        =========       =========       =========


The weighted-average assumptions used to determine the benefit obligations for the years ended December 31:

                                                             2003            2002            2001
                                                             ----            ----            ----
Discount rate ....................................          6.00%           6.75%           7.00%
Rate of compensation increase ....................          5.00%           5.00%           5.00%

The weighted-average assumptions used to determine the net periodic benefit costs for the years ended December 31:

                                                             2003            2002            2001
                                                             ----            ----            ----
Discount rate ....................................          6.75%           7.00%           7.00%
Expected long-term return on plan assets .........          8.00%           8.00%           8.00%
Rate of compensation increase ....................          5.00%           5.00%           5.00%


The Company's assumption for the expected return on plan assets is 8.00 percent. In developing the expected long-term rate of return assumption, the Company is provided projected returns by asset class from its pension investment advisors. Projected returns are based primarily on broad, publicly traded equity and fixed-income indices and forward-looking estimates of active investment management.

The Company uses a January 1st, measurement date for the majority of its plans.

The plans weighted-average asset allocation at December 31, 2003 and 2002, by asset category are as follows:

                                          2003      2002
                                          ----      ----
Equity securities ..................       58%       57%
Debt securities ....................        2%       --
Bonds ..............................       40%       43%
                                          ---       ---
Total ..............................      100%      100%
                                          ===       ===

The Company's investment strategy for its pension plans is to manage the plans with a primary goal of meeting the funds obligations as required. The secondary goal is to earn the highest rate of return possible, without jeopardizing its primary goal, and without subjecting the Company to an undue amount of contribution rate volatility. The plan guidelines call for a highly diversified commingled portfolio with an equity range of 25 - 75 percent. Fund returns are used to help finance present and future obligations to the extent possible within actuarially determined funding limits and tax-determined asset limits, thus reducing the level of contributions Selas must make.

The Company expects to contribute approximately $284,000 to the plan in 2004.

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid:

             2004 ..............................    $  398,889
             2005 ..............................    $  426,947
             2006 ..............................    $  419,731
             2007 ..............................    $  417,923
             2008 ..............................    $  458,393
             Years 2009 - 2013 .................    $2,344,017

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2003, 2002 and 2001 was $277,378, $276,769 and $313,105 respectively.

The Company provides post-retirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999, a plan amendment was instituted which limits the liability for post-retirement benefits beginning January 1, 2000 for certain employees who retire after that date. This plan amendment resulted in a $1.1 million unrecognized prior service cost reduction which will be recognized as employees render the services necessary to earn the post-retirement benefit. The Company's policy is to pay the cost of these post-retirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.

The following table presents the amounts recognized in the Company's consolidated balance sheet at December 31, 2003 and 2002 for post-retirement medical benefits:

                                                                   2003              2002
                                                                   ----              ----
Change in Projected Benefit Obligation
Projected benefit obligation at January 1 ............      $ 2,016,995       $ 1,381,608
Service cost (excluding administrative expenses) .....           25,461            29,676
Interest cost ........................................          131,506           132,800
Amendments ...........................................               --            20,602
Actuarial (gain) loss ................................          124,093           617,367
Benefits paid ........................................         (155,781)         (165,058)
                                                            -----------       -----------

Projected benefit obligation at December 31 ..........        2,142,274         2,016,995
                                                            -----------       -----------

Change in Fair Value of Plan Assets
Employer contribution ................................          155,781           165,058
Benefits paid ........................................         (155,781)         (165,058)
                                                            -----------       -----------

Fair value of plan assets at December 31 .............               --                --

Funded status ........................................        2,142,274         2,016,995
Unrecognized net actuarial gain  (loss) ..............         (135,141)          (11,048)
Unrecognized prior service cost ......................          820,284           891,859
                                                            -----------       -----------

Accrued post-retirement benefit cost .................      $ 2,827,417       $ 2,897,806
                                                            ===========       ===========

Accrued post-retirement medical benefit costs are classified as other post-retirement benefit obligations as of December 31, 2003 and 2002.

Net periodic post-retirement medical benefit costs for 2003, 2002 and 2001 include the following components:

                                                                 2003            2002            2001
                                                                 ----            ----            ----
Service cost .........................................      $  25,461       $  29,676       $  35,802
Interest cost ........................................        131,506         132,800          94,401
Amortization of unrecognized prior service cost ......        (71,575)        (71,575)        (75,695)
Amortization of unrecognized gain ....................             --              --         (35,896)
                                                            ---------       ---------       ---------

Net periodic post-retirement medical benefit cost.....      $  85,392       $  90,901       $  18,612
                                                            =========       =========       =========

For measurement purposes, an 11.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2003; the rate was assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement medical benefit obligation as of December 31, 2003 by $103,075 and the aggregate of the service and interest cost components of net periodic post-retirement medical benefit cost for the year ended December 31, 2003 by $7,231.

The weighted-average assumptions used to determine the accumulated post-retirement medical benefit obligation for the years ended December 31,

                                                2003         2002        2001
                                                ----         ----        ----
Discount rate ...............................  6.75%        7.00%       7.00%

The following benefit payments, which reflect expected future service, are expected to be paid:

                2004 ...............................    $ 178,884
                2005 ...............................    $ 181,727
                2006 ...............................    $ 184,735
                2007 ...............................    $ 190,618
                2008 ...............................    $ 191,422
                Years 2009 - 2013 ..................    $ 891,145

The Company provides retirement related benefits to former executive employees and to certain employees of foreign subsidiaries. The liabilities established for these benefits at December 31, 2003 and 2002 are illustrated below.

                                        2003          2002
                                        ----          ----

Current portion ..............      $104,861      $ 14,204
Long term portion ............       685,757       673,211
                                    --------      --------

Total liability at
   December 31 ...............      $790,618      $687,415
                                    ========      ========

The current portion of the liability is included on the balance sheet with other accrued liabilities; the long term portion is classified as other post-retirement benefit obligations as of December 31, 2003 and 2002.

12. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company's foreign operations is the currency of the country in which the entity resides; such currencies are the European euro, and the Singapore dollar. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax, where appropriate. As a result of the insolvency of the Company's French subsidiary Selas SAS, a considerable amount of Euro denominated debt, has been recorded by the parent company. This debt is adjusted as of the balance sheet date to reflect fluctuations in the Euro exchange rate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. Foreign currency transaction amounts included in the statements of operation include losses of $141,000 in 2003 and $23,000 in 2002, and a gain of $18,000 in 2001.

13. COMMON STOCK AND STOCK OPTIONS

Under the various plans, executives, employees and outside directors receive awards of options to purchase common stock. Under all awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the Company's stock on the date of the grant. Options under the plans generally vest from one to five years, and the option's maximum term is 10 years. Options issued to directors vest from one to three years.

Stock option activity during the periods indicated is as follows:

                                                                 Weighted-average
                                            Number of Shares      Exercise Price
                                            ----------------     -----------------
Outstanding at January 1, 2001 .......         671,950                 $7.20
    Options forfeited ................         (14,550)                 8.04
    Options expired ..................         (78,000)                 9.46
    Options granted ..................          40,000                  3.09
                                             ---------

Outstanding at December 31, 2001 .....         619,400                 $6.63
    Options forfeited ................        (100,350)                 5.99
    Options granted ..................         192,500                  1.99
                                             ---------

Outstanding at December 31, 2002 .....         711,550                 $5.48
    Options forfeited ................         (93,400)                 7.34
    Options expired ..................        (151,250)                 5.32
    Options granted ..................          75,000                  3.05
                                             ---------

Outstanding at December 31, 2003 .....         541,900                 $4.86
                                             =========                 =====

Exercisable at end of year ...........         321,005
                                             =========

Available for future grant at
    January 1, 2003  .................       1,438,450

Available for future grant at
    December 31,2003 .................       1,608,100
                                             =========

The weighted-average per share fair market value of options granted was $1.67, $.75, and $1.29, in 2003, 2002, and 2001, respectively, using the Black-Scholes option-pricing model. For more information on the assumptions used in the Black-Scholes option-pricing model, please refer to note 1, "Stock Option Plan".

The following summarizes information about the Company's stock options outstanding at December 31, 2003:

                            Options  Outstanding                  Options Exercisable
                    ---------------------------------------    ------------------------
                                     Weighted      Weighted                    Weighted
       Range of        Number        Average        Average       Number       Average
       Exercise     Outstanding     Remaining      Exercise    Exercisable     Exercise
        Prices      At 12/31/03  Contractual Life    Price     At 12/31/03      Price
        ------     ------------  ----------------    -----     -----------      -----
    $2.05 -   2.30    137,500          8.89          $2.15        48,925        $2.11
    $3.05 -   3.70    210,800          8.19          $3.17        78,480        $3.20
    $5.35 -   5.35     57,000          2.00          $5.35        57,000        $5.35
    $9.06 -  10.50    136,600          5.00         $10.02       136,600       $10.02

Mr. Mark S. Gorder, the President and Chief Executive Officer of the Corporation, was granted an option to purchase 50,000 shares in December 2002 at an exercise price of $1.55 per share, which became exercisable upon the earlier of the attainment of certain corporate goals in 2003 or seven years after the date of grant. Because the Corporation did not meet the goals established for 2003, in December 2003 the Compensation Committee and Mr. Gorder agreed to cancel the 2002 options. In December 2003, Mr. Gorder was granted an option to purchase 50,000 shares at an exercise price of $3.05 per share, which will become exercisable upon the earlier of the attainment of certain corporate goals or seven years after the date of grant.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2003 (a)                                         FIRST             SECOND             THIRD              FOURTH
                                                QUARTER            QUARTER           QUARTER             QUARTER
                                                -------            -------           -------             -------
Sales, net (b) .......................      $   8,993,000       $   9,675,000       $ 9,232,000       $   8,302,000
                                            =============       =============       ===========       =============

Gross profit .........................      $   2,606,000       $   2,643,000       $ 2,334,000       $     634,000
                                            =============       =============       ===========       =============

Loss from continuing operations ......
   net of tax ........................      $     (61,000)      $    (142,000)      $(1,680,000)      $  (2,079,000)
 Income (loss) from discontinued
    operations net of tax ............           (176,000)         (1,189,000)          870,000            (518,000)
                                            -------------       -------------       -----------       -------------
Net loss .............................      $    (236,000)      $  (1,331,000)      $  (810,000)      $  (2,597,000)
                                            =============       =============       ===========       =============

Earnings (loss) per share:
Basic income (loss) per share
    Continuing operations ............      $        (.01)      $        (.03)      $      (.33)      $        (.41)
    Discontinued operations ..........               (.03)               (.23)              .17                (.10)
    Accounting principle change ......                 --                  --                --                  --
                                            -------------       -------------       -----------       -------------
    Net loss .........................      $        (.04)      $        (.26)      $       (16)      $        (.51)
                                            =============       =============       ===========       =============

   Diluted income (loss) per share
    Continuing operations ............      $        (.01)      $        (.03)      $      (.33)      $        (.41)
    Discontinued operations ..........               (.03)               (.23)              .17                (.10)
    Accounting principle change ......                 --                  --                --                  --
                                            -------------       -------------       -----------       -------------
    Net loss .........................      $        (.04)      $        (.26)      $       (16)      $        (.51)
                                            =============       =============       ===========       =============

Note: The sum of quarterly earnings may differ from full-year amounts due to rounding.

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

b) The Company has reclassified two of its business segments as discontinued operations. This includes the entire Heat Technology business, including the large custom-engineered furnace portion of this segment, which was sold in 2002, and the burners and components portion of the business which the Company plans to sell sometime in 2004. Selas' Tire Holders, Lifts and Related Products business that was sold in July 2003, also is included in discontinued operations. Accordingly, the historical financial information has been reclassified. See note 2 to the consolidated financial statements.

2002(a)                                       FIRST              SECOND               THIRD              FOURTH
                                             QUARTER             QUARTER             QUARTER             QUARTER
                                             -------             -------             -------             -------
Sales, net ........................      $    8,818,000       $   8,727,000       $   8,561,000       $   8,868,000
                                         ==============       =============       =============       =============

Gross profit ......................      $    2,149,000       $   2,302,000       $   1,906,000       $   1,783,000
                                         ==============       =============       =============       =============

Loss from continuing operations
net of tax ........................      $     (129,000)      $     (58,000)      $    (293,000)      $  (1,103,000)
Income (loss) from discontinued
operations net ....................          (1,133,000)            289,000          (6,211,000)         (3,489,000)
                                         --------------       -------------       -------------       -------------
Net income (loss) before change
in accounting principle (b) .......          (1,262,000)            231,000          (6,504,000)         (4,592,000)
                                         --------------       -------------       -------------       -------------
Cumulative effect of change
in accounting principle (b) .......          (9,428,000)                 --                  --                  --
                                         --------------       -------------       -------------       -------------
Net income (loss) .................      $  (10,690,000)      $     231,000       $  (6,504,000)      $  (4,592,000)
                                         ==============       =============       =============       =============

Earnings (loss) per share:
   Basic income (loss) per share
       Continuing operations ......      $         (.03)      $        (.01)      $        (.06)      $        (.22)
       Discontinued operations ....                (.22)                .06               (1.21)               (.68)
       Accounting change ..........               (1.84)                .00                 .00                 .00
                                         --------------       -------------       -------------       -------------
       Net income (loss) ..........      $        (2.09)      $         .05       $       (1.27)      $        (.90)
                                         ==============       =============       =============       =============

    Diluted income (loss) per share
       Continuing operations ......      $         (.03)      $        (.01)      $        (.06)      $        (.22)
       Discontinued operations ....                (.22)                .06               (1.21)               (.68)
       Accounting change ..........               (1.84)                .00                 .00                 .00
                                         --------------       -------------       -------------       -------------
       Net income (loss) ..........      $        (2.09)      $         .05       $       (1.27)      $        (.90)
                                         ==============       =============       =============       =============

Note: The sum of quarterly earnings may differ from full-year amounts due to rounding.

a) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

b) In 2002, the Company adopted SFAS No. 142. See note 6 to the consolidated financial statements for further explanation.

15. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:


                                                    2003                                             2002
                               ----------------------------------------------      ----------------------------------------------
                                  Loss               Shares         Per Share        Loss          Shares            Per Share
                                Numerator          Denominator        Amount       Numerator      Denominator          Amount
                               --------------      -----------        ------       ---------      -----------          ------
BASIC LOSS
   PER SHARE

Income (loss) available to
common shareholders              $(4,974,265)        5,124,433        $ (.97)    $(21,554,491)        5,119,214       $(4.21)
                                                                      ======                                          ======

EFFECT OF DILUTIVE
    SECURITIES

Stock options                              --               --            --                --               --          --
                                 ------------        ---------        ------     -------------        ---------       ------

DILUTED LOSS

 PER SHARE                       $(4,974,265)        5,124,433        $ (.97)    $(21,554,491)        5,119,214       $(4.21)
                                 ============        =========        ======     =============        =========       ======





                                                2001
                               ---------------------------------------------
                                   Loss            Shares          Per Share
                                 Numerator       Denominator         Amount
                                 ---------       -----------         ------
BASIC LOSS
   PER SHARE

Income (loss) available to
common shareholders            $(4,617,315)          5,119,214        $ (.90)
                                                                      ======

EFFECT OF DILUTIVE
    SECURITIES

Stock options                            --                 --             --
                               ------------          ---------        -------

DILUTED LOSS

 PER SHARE                     $(4,617,315)          5,119,214        $ (.90)
                               ============          =========        =======



The Company excluded stock options of 348,300, 0, and 15,000 in 2003, 2002, and 2001, respectively, from the computation of the diluted loss per share as their effect would be anti-dilutive. For additional disclosures regarding the stock options, see note 13 to the consolidated financial statements.

16. CONTINGENCIES AND COMMITMENTS.

The Company is a defendant along with a number of other parties in approximately 101 lawsuits as of December 31, 2003, (approximately 108 lawsuits as of December 31, 2002) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, Selas does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed Selas that the primary policy for the period July 1, 1972 - July 1, 1975, has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. Selas has contacted representatives of its excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring Selas, make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity or results of operations.

Total rent expense for 2003, 2002 and 2001 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,096,000, $1,023,000, and $983,000, respectively. Remaining rentals payable under such leases are as follows: 2004 - $968,000; 2005 - $866,000; 2006 - $767,000; 2007 - $767,000; 2008 - $700,000 and
thereafter - $1,104,000.

In 1999, one of the Company's subsidiaries entered a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,400,000. As of December 31, 2003, the Company has purchased an aggregate of $1,685,000 as follows: 2000 - $164,000; 2001 - $114,000; 2002 - $420,000; 2003 - $987,000. The remaining $715,000 of purchases, are due the supplier in 2004. Selas expects to be able to negotiate an extension of time for the remaining purchases.

17. RELATED-PARTY TRANSACTIONS

One of the Company's subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary, including Mark Gorder, the President and Chief Executive Officer of the Company. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total rent expense incurred under the lease was approximately $336,000 for 2003 and $330,000 for 2002 and 2001. Annual lease commitments approximate $368,000 through October 2011.

                      (This Page Intentionally Left Blank)

                      (This Page Intentionally Left Blank)

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Selas Corporation of America:


We have audited the accompanying consolidated balance sheets of Selas Corporation of America and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selas Corporation of America and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002.


/s/ KPMG LLP


Minneapolis, Minnesota
February 29, 2004, except as to note 8
  which is as of March 18, 2004