Form 10-K/A, Exhibit 13
period 2004-12-31
INTRICON CORP
filed 2005-06-28
CIK 88790

EXHIBIT 13






                                [Intricon Logo]
                             ---------------------
                               2004 ANNUAL REPORT

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

The Company manufactures microminiature components, systems and molded plastic parts for hearing instrument, medical equipment, electronics, telecommunications and computer industry manufacturers. These components consist of volume controls, microphones, trimmer potentiometers and switches. The Company also manufactures hybrid amplifiers and integrated circuit components ("hybrid amplifiers"), along with faceplates for in-the-ear and in-the-canal hearing instruments. Components are offered in a variety of sizes, colors and capacities in order to accommodate a hearing manufacturer's individualized specifications. Sales to hearing instrument manufacturers represented approximately 52 percent of 2004 annual net sales for the Company's precision miniature medical and electronic products business.

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

The Company has also expanded its microminiature components business through the manufacture of thermistors and film capacitors. The Company manufactures and sells thermistors and thermistor assemblies, which are solid state devices that produce precise changes in electrical resistance as a function of any change in absolute body temperature. The Company's Surge-Gard TM product line, an inrush electric current limiting device used primarily in computer power supplies, represented approximately 5 percent of the Company's sales in 2004. The balance of sales represents various industrial, commercial and military sales for thermistor and thermistor assemblies to domestic and international markets.

In 2004 and 2002 no one customer accounted for more than 10 percent of the Company's consolidated net sales. During 2004 the top five customers accounted for approximately $12 million or 34 percent of the Company's consolidated net sales. In 2003, Sonic Innovations, one of the Company's hearing-health customers accounted for $4.5 million or 12.4 percent of the Company's consolidated net sales.

In 2004, the Company's foreign operations were conducted in Singapore, Germany, and Japan. Approximately 12 percent of the Company's revenues were derived from these countries in 2004. Currently the Company operates in Singapore and Germany, political or economic instability in these countries could have an adverse impact on the Company's results of operations due to diminished revenues in these countries. The Company's future revenues, costs of operations and profit results could be affected by a number of factors related to the Company's international operations, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues. Unanticipated currency fluctuations in the Euro and Singapore Dollar could lead to lower reported consolidated revenues due to the translation of these currencies into U.S. dollars when the Company consolidates its revenues.


RECENT DEVELOPMENTS

SALE OF BURNERS AND COMPONENTS BUSINESS - In the first quarter of 2005, the Company sold the remainder of its Heat Technology segment. The total purchase price was approximately $3.6 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $900,000 was paid in the form of a subordinated promissory note. This segment consisted of the operating assets and liabilities of Selas Corporation of America (Dresher, Pennsylvania), Nippon Selas (Tokyo, Japan) and Selas Waermetechnik GmbH (Ratingen, Germany). This business was classified as a discontinued operation in 2004. For more detailed information, see note 3 to the Consolidated Financial Statements included herein.

MAJOR EVENTS IN 2004

SALE OF DRESHER PROPERTY - On June 23, 2004, the Company completed the sale of its property in Dresher, PA, to BT Limekiln LP, a Pennsylvania limited partnership, for approximately $3.6 million in cash, net of expenses. A gain of $3.1 million was recognized on the sale. The property was the headquarters for the Company's discontinued Heat Technology business and was previously classified as an asset held for sale on the Company's consolidated balance sheet. In connection with the sale, the Company leased back the property for a term of nine months at a base rental of $20,000 per month, plus expenses. Proceeds of the sale were used to reduce the Company's outstanding bank debt.

REDUCTION OF OVERHEAD - In 2004, the Company experienced weakness in the hearing health markets. The weakness was due to competitive pricing pressures, customer inventory management programs resulting in more just-in-time inventory, and unfavorable legislation in the German market reducing the reimbursement amount for the purchase of hearing aids. These factors resulted in both reduced sales and lower product margins. In an effort to return to operating profitability, the Company took steps in 2004 to reduce its overhead. These steps included the elimination of several management and other support positions, resulting in an annualized savings of over $3 million.

REACQUISITION OF SELAS WAERMETECHNIK - In the third quarter of 2004, the Company reacquired Selas Waermetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in July of 2003. Since that time, Selas Waermetechnik GmbH was under the control of a French court administrator. The Company owned the rights to the Selas name and the technology for the European market. This enabled the Company to reacquire the subsidiary for the minimal amount of $10,500 and record an extraordinary gain within discontinued operations of approximately $684,000 on the acquisition. The Company sold this subsidiary during the first quarter of 2005, as part of its Burners and Components business; therefore it has classified the subsidiary as a discontinued operation.

MAJOR EVENTS IN 2003

SALE OF DEUER MANUFACTURING - In July 2003, the Company completed the planned sale of its Tire Holders, Lifts and Related Products segment. This segment consisted of one wholly owned subsidiary, Deuer Manufacturing Inc. (Deuer), which operated on a stand-alone basis. In 2003, prior to its sale, Deuer generated approximately $8.5 million of revenue and $8,000 in net income. The net purchase price of $6.6 million was determined by negotiations between the parties. The Company recognized a gain of approximately $1.5 million, net of tax, on the transaction. Proceeds from the transaction were used primarily to reduce the Company's outstanding bank debt. The Company classified the subsidiary as a discontinued operation beginning in December 2002. For more detailed information, see note 3 to the Consolidated Financial Statements included herein.

INSOLVENCY OF FRENCH SUBSIDIARY - Selas SAS, the Company's then French subsidiary, filed insolvency in France in July 2003 after four consecutive quarters of substantial losses. Under French law, Selas SAS is now under the control of a French insolvency court administrator. Because Selas SAS and its subsidiaries are no longer under the control of The Company, its results of operations are excluded from the Company's continuing operations and the Company's historical financial information has been restated to reflect these subsidiaries as discontinued operations. For more detailed information, see note 3 to the Consolidated Financial Statements included herein.

MARKET AND DIVIDEND INFORMATION

                            2004                               2003
                 --------------------------         -------------------------
                           Market                             Market
                        Price Range                        Price Range
                 --------------------------         -------------------------

Quarter                   High         Low                   High        Low
   First.........        $3.60       $2.82                  $1.89      $1.29
   Second........         3.24        2.36                   1.62       1.15
   Third.........         2.99        1.40                   1.95       1.40
   Fourth........         2.40        1.70                   3.85       1.58

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

THE COMMON STOCK OF THE COMPANY IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "SLS". THE COMPANY EXPECTS THAT ITS COMMON SHARES WILL BEGIN TRADING UNDER THE SYMBOL "IIN" ON OR AFTER APRIL 4, 2005.

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31,                             2004 (a)        2003(a,b)
                                                    (RESTATED)      (restated)

Sales, net.....................................   $ 35,183,000    $ 36,202,000
                                                  ============    ============

Loss from continuing operations,
  net of income taxes..........................     (1,905,000)     (4,032,000)

Income (loss) from discontinued
  operations, net of income taxes..............      1,369,000      (1,013,000)

Extraordinary gain from discontinued operations        684,000              --
                                                  ------------    ------------

Net income (loss)..............................   $    148,000    $ (5,045,000)
                                                  ============    ============


Basic earnings (loss) per share:
    Continuing operations......................   $       (.37)   $       (.78)
    Discontinued operations....................            .27            (.20)
    Extraordinary gain
       discontinued operations.................            .13              --
                                                  ------------    ------------
    Net income (loss)..........................   $        .03    $       (.98)
                                                  ============    ============
Diluted income (loss) per share:
    Continuing operations......................   $       (.37)   $       (.78)
    Discontinued operations....................            .27            (.20)
    Extraordinary gain discontinued
       operations..............................            .13              --
                                                  ------------    ------------
    Net income (loss)..........................   $        .03    $       (.98)
                                                  ============    ============

Working capital................................   $  2,183,000    $    245,000
Total assets...................................   $ 30,939,000    $ 34,729,000
Total shareholders' equity.....................   $ 12,128,000    $ 11,807,000


(a) See note 2 to the Company's consolidated financial statement included herein for information pertaining to the restatement of earnings.

(b) For 2003, the Company reclassified its remaining Heat Technology business which consisted of the burners and components portion of the business as discontinued operations. The Company sold this portion of the business in the first quarter of 2005. For 2004 and 2003, the Heat Technology business had revenues of $9.7 and $18.4 million, respectively, with net income of $2.1 million for 2004 and a net loss of $2.5 million for 2003. The Tire Holders, Lifts and Related Products business that was sold in July 2003 is also included in discontinued operations. For 2003, this segment had revenue of $8.5 million, and net income of $8,000.

         [For purposes of this amendment, the Chief Executive Officer's letter has been deleted.]

FIVE-YEAR SUMMARY OF OPERATIONS*
(IN THOUSANDS, EXCEPT FOR PER SHARE AND SHARE DATA)

Years ended December 31,                               2004(a)      2003(a,b)        2002(a)        2001(a)        2000(a)
                                                     (RESTATED)     (restated)     (restated)     (restated)     (restated)

Sales, net......................................   $    35,183    $    36,202    $    34,975    $    37,787    $    39,663

Cost of sales...................................        27,121         27,638         26,811         27,808         27,901

Operating expenses..............................        11,535         11,457         10,484         10,764          9,409
Interest expense................................           465            533            720            713            739
Interest income.................................            (2)            (8)           (34)           (80)           (25)
Gain on sale of asset...........................         3,110             --             --             --             --
Other (income) expense, net.....................           (61)           130            (31)            87              8
                                                   -----------    -----------    -----------    -----------    -----------
Income (loss) from continuing operations before
    income taxes, discontinued operations
    and change in accounting principle..........          (765)        (3,548)        (2,975)        (1,505)         1,631
Income tax expense (benefit)....................         1,140            484         (1,160)          (451)           651
                                                   -----------    -----------    -----------    -----------    -----------
    Income (loss) from continuing operations
    before discontinued operations and change in
    accounting principle........................        (1,905)        (4,032)        (1,815)        (1,054)           980
Income (loss) from discontinued
    operations, net of income taxes (note 3)....         1,369         (1,013)       (10,544)        (3,843)         1,943

Extraordinary gain from discontinued operation..           684             --             --             --             --
                                                   -----------    -----------    -----------    -----------    -----------
Cumulative effect of change in
    accounting principle........................            --             --         (9,428)            --             --
                                                   -----------    -----------    -----------    -----------    -----------

Net income (loss)...............................   $       148    $    (5,045)   $   (21,787)   $    (4,897)   $     2,923
                                                   ===========    ===========    ===========    ===========    ===========

Basic earnings (loss) per share:
    Continuing operations.......................   $      (.37)   $      (.78)   $      (.35)   $      (.21)   $       .19
    Discontinued operations.....................           .27           (.20)         (2.06)          (.75)           .38
    Extraordinary gain discontinued
       operations...............................           .13             --             --             --             --
    Accounting principle change.................            --             --          (1.84)            --             --
                                                   -----------    -----------    -----------    -----------    -----------
    Net income (loss)...........................   $       .03    $      (.98)   $     (4.25)   $      (.96)   $       .57
                                                   ===========    ===========    ===========    ===========    ===========

Diluted earnings (loss) per share:
    Continuing operations.......................   $      (.37)   $      (.78)   $      (.35)   $      (.21)   $       .19
    Discontinued operations.....................           .27           (.20)         (2.06)          (.75)           .38
    Extraordinary gain discontinued operations..           .13             --             --             --             --
    Accounting principle change.................            --             --          (1.84)            --             --
                                                   -----------    -----------    -----------    -----------    -----------
    Net income (loss)...........................   $       .03    $      (.98)   $     (4.25)   $      (.96)   $       .57
                                                   ===========    ===========    ===========    ===========    ===========

Weighted average number of Shares
outstanding during year:

Basic...........................................     5,129,214      5,124,433      5,119,214      5,119,214      5,121,513
                                                   ===========    ===========    ===========    ===========    ===========
Diluted.........................................     5,131,841      5,124,433      5,119,214      5,119,214      5,134,494
                                                   ===========    ===========    ===========    ===========    ===========

OTHER FINANCIAL HIGHLIGHTS*
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

YEARS  ENDED  DECEMBER 31,           2004(a)     2003(a,b)      2002(a)       2001(a)        2000(a)
                                   (RESTATED)   (restated)    (restated)    (restated)     (restated)

Working capital.................   $  2,183      $    245      $  4,711      $ 16,572      $ 21,525

Total assets....................   $ 30,939      $ 34,729      $ 63,936      $ 86,513      $ 96,974

Long-term debt..................   $     --      $     --      $  2,415      $  2,568      $  1,882

Shareholders' equity:
    Capital stock and additional
       paid-in capital..........   $ 17,670      $ 17,670      $ 17,648      $ 17,648      $ 17,648
    Retained earnings
      (accumulated deficit).....     (3,680)       (3,828)        1,216        23,004        28,592
    Accumulated other
       comprehensive loss.......       (597)         (770)       (1,525)       (1,008)         (555)

    Treasury stock..............     (1,265)       (1,265)       (1,265)       (1,265)       (1,265)
                                   --------      --------      --------      --------      --------
    Total shareholders' equity..   $ 12,128      $ 11,807      $ 16,074      $ 38,379      $ 44,420

Depreciation and amortization...   $  2,289      $  2,387      $  2,452      $  3,354      $  3,014

Dividends per share.............   $     --      $     --      $     --      $    .18      $    .18



* See note 14 to the Company's consolidated financial statements included herein for quarterly results of operations.

(a) See note 2 to the Company's consolidated financial statements included herein for information pertaining to the restatement of earnings.

(b) The Company has reclassified two of its business segments as discontinued operations. This includes the entire Heat Technology business, including the large custom-engineered furnace portion of this segment, which was sold in 2002, and the burners and components portion of the segment which the Company sold in the first quarter of 2005. The Company's Tire Holders, Lifts and Related Products business that was sold in July of 2003 is also included in discontinued operations. Accordingly, the historical financial information has been reclassified. See note 3 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has not amended and does not intend to amend its previously filed Form 10K for the fiscal year ended December 31,2003 or its previously filed Annual Reports on Form10-k or Quarterly Reports on Form 10-Q for the periods affected by the Restatement that ended prior to December 31,2004. For this reason the consolidated financial statements, auditors' reports and related financial information for the affected periods contained in such reports should no longer be relied upon. However, we have restated the financial information for 2000 and 2001 presented in "Other Financial Highlights" of this report.

We have restated our consolidated financial statements for the years 2000 through 2004 (the "Restatement"). The determination to restate these financial statements was made after errors were discovered in May, 2005. In addition, certain disclosures in other notes to our consolidated financial statements have been restated to reflect the Restatement adjustments. In the Restatement, we have:

o Corrected the accounting for certain research and development expenditures that were erroneously capitalized to the balance sheet by recording charges to the statement of operations.
o Reversed amortization expense related to the erroneously capitalized research and development expenditures.
o Adjusted income tax reserves as a result of the changes to pre-tax income relating to the correction of accounting for certain research and development expenditures noted above.

The Restatement narrative below includes only the 2002, 2003, and 2004 audited amounts as well as the impact of prior period Restatement amounts on beginning retained earnings at January 1, 2002.

The Restatement reduced our earnings before income taxes for 2002 and 2003 by $314,000 and $97,000, respectively. For 2004, the Restatement increased our earnings before income taxes by $49,000.

The 2002 Restatement was comprised of a $24,000 reduction in cost of sales to reverse amortization expense and a $338,000 charge to research and development expense to reverse capitalized research and development costs. The 2003 Restatement was comprised of a $347,000 reduction in cost of sales to reverse amortization expense, a $37,000 charge to general and administrative expense to reverse capitalized engineering support costs, and a $408,000 charge to research and development expense to reverse capitalized research and development costs. The 2004 Restatement was comprised of a $193,000 reduction in cost of sales to reverse amortization expense, a $15,000 charge to general and administrative expense to reverse capitalized engineering support costs, and a $129,000 charge to research and development expense to reverse capitalized research and development costs.

The Restatement decreased beginning retained earnings for the year ended December 31, 2002 presented on our consolidated statements of stockholders' equity from $23,297,000 as previously reported to $23,004,000 as restated. This $293,000 decrease, net of tax of $127,000 represented the cumulative impact of restating 2000 and 2001 for the accounting errors described above.

The Restatement had no impact on historical cash balances or total cash flows from operating, investing or financing activities for the years ended December 31, 2004 and 2003. The only impact on the consolidated statements of cash flows was to reclassify certain amounts within the cash flow statement categories.

The primary impact of the above adjustments on the December 31, 2004 and December 31, 2003 consolidated balance sheet was a reduction to property, plant and equipment. Further information regarding the impact of these adjustments is provided in Note 2.



OVERVIEW

The Company has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth. Consistent with this strategy, the following actions were taken in 2004:

BURNERS AND COMPONENTS BUSINESS - In the fourth quarter of 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment. This segment consists of the operating assets of Selas Corporation of America (Dresher, Pennsylvania) and Nippon Selas (Tokyo, Japan). The Company sold the segment during the first quarter of 2005 and has classified the segment as a discontinued operation and, accordingly, has reclassified the historical financial data. For more detailed information, see note 3 to the Consolidated Financial Statements included herein.

PROPERTY IN DRESHER, PENNSYLVANIA. - On June 23, 2004, the Company completed the sale of its property in Dresher, PA, to BT Limekiln LP, a Pennsylvania limited partnership, for approximately $3.6 million in cash, net of expenses. A gain of $3.1 million was recognized on the sale. The property was the headquarters for the Company's discontinued Heat Technology business and was previously classified as an asset held for sale on the Company's consolidated balance sheet. In connection with the sale, the Company leased back the property for a term of nine months at a base rental of $20,000 per month, plus expenses. Proceeds of the sale were used to reduce the Company's outstanding bank debt.

REDUCTION OF OVERHEAD - In 2004, the Company experienced weakness in the hearing health markets. The weakness was due to competitive pricing pressures, customer inventory management programs resulting in more just-in-time inventory, as well as unfavorable legislation in the German market reducing the reimbursement amount for the purchase of hearing aids. These factors resulted in both reduced sales and lower product margins. In an effort to return to operating profitability, the Company took steps in 2004 to reduce its overhead. These steps included the elimination of several management and other support positions, resulting in an annualized savings of over $3 million.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements included in this Annual Report to Shareholders or documents the Company files with the Securities and Exchange Commission, which are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to:

o statements in the letter to shareholders, such as the Company's position and focus on the Company's core product lines, ability to compete, the potential for growth for the hearing health market, growth in the military and aviation markets, disposition of assets and the renaming of the Company;
o statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" such as new digital products to gain market share, recovery of the telecommunications market, potential growth in the Company's medical profits, future gross profit margins, future cost savings, net operating loss carryforwards, the impact of future cash flows, the ability to maintain financial covenants, the ability to meet working capital requirements, future level of funding of employee benefit plans, the ability to negotiate extension on purchases, the impact of foreign currencies and litigation;
o  statements in "Notes to the Company's Consolidated Financial Statements;" and
o statements in the Company's annual report on Form 10-K for the year ended December 31, 2004, in "Business", Legal Proceedings" and "Risk Factors", such as the Company's ability to focus on the precision miniature medical and electronics products business segment and exit the heat technology segment, the ability to compete, the adequacy of insurance coverage, and potential increase in demand for the Company's products.

Forward-looking statements include, without limitation, statements as to the
Company's:
o  expected future results of operations and growth;
o  ability to meet working capital requirements;
o  business strategy; o expected benefits from staff reductions;
o  expected increases in operating efficiencies;
o anticipated trends in the hearing-health market related to the Company's Precision Miniature Medical and Electronic Products segment; and
o estimates of goodwill impairments and amortization expense of other intangible assets.

In addition, forward-looking statements also include the effects of changes in accounting pronouncements, the effects of litigation and the amount of insurance coverage, and statements as to trends or the Company's or management's beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this Annual Report to Shareholders, certain risks, uncertainties and other factors can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the following:

o  the ability to implement the Company's business strategy;
o risks arising in connection with the insolvency of The Company SAS, and potential liabilities and actions arising in connection therewith;
o  the volume and timing of orders received by the Company;
o  changes in estimated future cash flows;
o  foreign currency movements in markets the Company services;
o  changes in the global economy and financial markets;
o  changes in the mix of products sold;
o  acceptance of the Company's products;
o  competitive pricing pressures;
o  pending and potential future litigation;
o  availability of electronic components for the Company's products;
o  ability to create and market products in a timely manner;
o  ability to pay debt when it comes due;
o  ability to sell businesses marked for sale; and
o  risks associated with terrorist attacks, war and threats of attacks and wars.

For a description of these and other risks see "Risk Factors" in the Company's annual report on Form 10-K for the year ended December 31, 2004 or in other filings the Company makes from time to time with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

RESULTS OF OPERATIONS

2004 COMPARED WITH 2003

CONSOLIDATED NET SALES

Consolidated net sales for 2004 and 2003 were as follows (in thousands):

                                                                Change
                                                                ------
                              2004          2003        Dollars        Percent
                              ----          ----        -------        -------

Consolidated net sales.... $35,183       $36,202       $(1,019)         (2.8)%

The Company's sales continued to be impacted by weakness in its primary hearing-health market. Competitive pricing issues, customer inventory reduction efforts as well as unfavorable legislation in the German market, which reduced the reimbursement amount to the end user for the purchase of hearing aids, contributed to a 15 percent decrease in sales to the hearing-health market in 2004.

The Company also saw a decline of 15 percent in sales to the medical equipment market in 2004. Sales to this market are extremely reliant on orders from two customers, and are volatile depending on sales levels, inventory levels and acceptance of these customer's end products. Medical products comprised $4.2 million, about 12 percent of the Company's 2004 consolidated net sales, compared to $4.9 million or 13 percent in 2003.

The weakness in the hearing-health and medical equipment markets was partially offset by increases in sales to the Company's remaining markets. Sales of the Company's thermistor and capacitor products, into the telecommunication markets, represented 20 percent of the Company's sales in 2004 increasing 17 percent year-over-year as the overall world telecommunications market continued to strengthen. Sales to the professional audio market represented 16 percent of the Company's 2004 sales increasing 44 percent; 2004 sales to this market included a $1.1 million order of helmets for the Singapore military.

Looking forward to 2005, the Company believes its new digital products will help it gain market share in the hearing health market, as the product performance has been rated exceptional. The telecommunications market seems to be recovering and the Company expects sales to its medical equipment market to rebound.

GROSS PROFIT

Gross profit, both in dollars and as a percent of sales, for 2004 and 2003, were as follows (in thousands):

                         2004                  2003                 Change
                         ----                  ----                 ------
                      (restated)            (restated)            (restated)
                       --------              --------              --------
                  Dollars    Percent    Dollars    Percent    Dollars    Percent
                  -------    -------    -------    -------    -------    -------

Gross profit....  $8,061      22.9%     $8,564      23.7%     $(503)      (.8)%

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

Singapore facility and changes in product mix including an anticipated rebound of its medical product sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2004 and 2003 were (in thousands):

                                     2004                2003                  Change
                                     ----                ----                  ------
                                  (restated)          (restated)             (restated)
                                   --------            --------               --------
                                                                                   Year-over-
                                      Percent of            Percent of                year
                             Dollars    Sales     Dollars     Sales     Dollars    Incr.(Decr.)
                             -------    -----     -------     -----     -------    -----------

Selling....................  $3,934     11.2%     $3,649      10.1%      $ 285        7.8%
Research and development...  $1,616      4.6%     $2,170       6.0%      $(554)     (25.5)%
Asset impairment...........  $  488      1.4%     $  379       1.0%      $ 109       28.8%
General and administrative.  $5,497     15.6%     $5,259      14.5%      $ 238        4.5%

The higher SG&A expenses in 2004 were mainly attributable to an increase in selling and administrative expense, partially offset by a decline in development cost. The $285,000 increase in selling expense was mainly due to the hiring of a sales and marketing manager for our medical products market and the associated fees paid to a third party recruiter. Research and development decreased as a result of an increase in customer funded development projects, as the Company partners with its customers to bring new hearing health products to market. The $238,000 increase in administrative expenses was mainly attributable to accruals of severance cost in 2004, as the Company reduced its staff, to compensate for the decline in sales.

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

OTHER

In 2004, other income was $61,000 compared to other expense of $130,000 in 2003. The difference principally stemmed from an exchange loss of $94,000 on Euro denominated bank debt in 2003. There was no similar loss in 2004.

INCOME TAXES

Income taxes were as follows (in thousands):
                                                 2004                   2003
                                              (restated)             (restated)
                                               --------               --------
Income tax expense (benefit).................  $ 1,140                 $ 485
Percentage of pre-tax loss...................  (149.0%)               (13.6%)

The effective tax rate of (149.0%) percent compared to the U.S. Federal statutory rate of 34 percent in 2004 was primarily due to three reasons:

- The Company established an $890,000 valuation reserve against previously established tax assets as their realizability was uncertain due to the operating losses the Company has generated for the last three years;
- The estimated 2003 Federal income tax refund was reduced by approximately $45,000 in alternative minimum tax; and
- The Company generated taxable profits in its foreign operations and recognized income tax expense of approximately $196,000 related to those operations.

The Company estimates it has approximately $16.3 million of net operating loss
(NOL) carryforwards available to offset future federal income taxes.

DISCONTINUED OPERATIONS

The Company recorded a net profit (loss) from discontinued operations as follows (in thousands):

                                                         2004          2003
                                                         ----          ----
Net income (loss) from Heat Technology Business....   $ 1,369       $(2,512)
Net income from Tire Holders, Lifts and
     related products segment......................        --         1,499

Extraordinary gain from discontinued operations....       684            --
                                                      -------       -------

Net income (loss) from discontinued operations.....   $ 2,053       $(1,013)
                                                      =======       =======

HEAT TECHNOLOGY SEGMENT

The 2004 net income was a result of the operating profits from its remaining burners and components business, and an extraordinary gain from the reacquisition of Selas Warmetechnik (see note 3 and note 4 in the consolidated financial statements). The 2003 net loss from the Heat Technology business was primarily the result of the insolvency filed in France by the Company's wholly owned French subsidiary. This consisted of the European heat technology operation remaining after the 2002 sale of the large custom-engineered furnace business. The European loss in 2003 was partially offset by $110,000 of net income from the remaining the Company's burner and component business with locations in Dresher, Pennsylvania, and Tokyo, Japan. In the first quarter of 2005, the Company sold its remaining burner and component business for approximately $3 million.

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


2003 COMPARED WITH 2002

CONSOLIDATED NET SALES

Consolidated net sales for 2003 and 2002 were as follows (in thousands):

                                                                 Change
                                                                 ------
                               2003          2002        Dollars        Percent
                               ----          ----        -------        -------
Consolidated net sales....  $36,202       $34,975         $1,227           3.5%

The Company's sales in 2003 were impacted by weakness in its primary hearing-health market. Competitive pricing issues and a continued decline in sales of component products contributed to a 5 percent decrease in sales to the hearing-health market. Other contributing factors included a fourth-quarter reduction in orders from two major customers, as they sought to lower their inventory levels. The weakness in the hearing-health market was offset by gains in other markets. Sales of the Company's Thermistor and Capacitor products into the telecommunication markets increased 10 percent year-over-year as the overall world telecommunications market strengthened.

The Company continued to expand its customer base in the medical equipment market; the Company's sales to this market saw a 40 percent year-over-year growth. Medical products comprised about 13 percent of the Company's 2003 sales, compared to 10 percent in 2002.

GROSS PROFIT

Gross profit, both in dollars and as a percent of sales, for 2003 and 2002, were as follows (in thousands):

                         2003                  2002                 Change
                         ----                  ----                 ------
                      (restated)            (restated)            (restated)
                       --------              --------              --------
                  Dollars    Percent    Dollars    Percent    Dollars    Percent
                  -------    -------    -------    -------    -------    -------

Gross profit..... $8,564      23.7%     $8,164       23.3%      $400        .4%

Although year over year sales increased by $1.2 million, gross profit remained relatively flat as a percentage of sales in 2003, due primarily to an increase in inventory reserves in 2003. The increase in inventory reserves of approximately $1.1 million was the result of more specialized inventory, changes in product mix, and shorter product life cycles. The hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for the Company. These factors were partially offset by an increase in sales of electronic products as well as medical products, which generally have higher gross profit margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2003 and 2002 were (in thousands):

                                    2003                 2002                 Change
                                 (restated)           (restated)            (restated)
                                  --------             --------              --------
                                                                                  Year-over-
                                      Percent of            Percent of               year
                            Dollars     Sales     Dollars     Sales     Dollars   Incr.(Decr.)
                            -------     -----     -------     -----     -------   -----------

Selling...................   $3,649      10.1%     $3,667     10.5%      $ (18)      (.5%)
Research and development..   $2,170       5.8%     $1,187      3.4%      $ 983      82.8%
Asset impairment..........   $  379       1.0%         --       --       $ 379        --
General and administrative   $5,259      14.7%     $5,630     16.1%      $(371)     (6.6%)

The higher SG&A expenses in 2003 were mainly attributable to the significant increase in research and development cost, partially offset by a decline in general and administrative expenses. Research and development increased as a result of the Company's efforts to develop new products for its growing sales to the medical equipment market, as well as new digital products for the hearing-health market. The $371,000 decline in administrative expenses was mainly attributable to accruals of severance cost in 2002, along with reduced legal and consulting fees in 2003.

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

INCOME TAXES

Income taxes were as follows (in thousands):
                                     2003            2002
                                  (restated)      (restated)
                                   --------        --------
Income tax expense (benefit)......   $ 485        $ (1,160)

Percentage of pre-tax loss........  (13.7%)         (39.0%)

The effective tax rate of (13.7) percent compared to the U.S. Federal statutory rate of 34 percent in 2003 was primarily due to two reasons:

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

DISCONTINUED OPERATIONS

The Company recorded a net loss from discontinued operations as follows (in thousands):

                                                2003             2002
                                                ----             ----
Net loss from Heat Technology
     Business.............................  $ (2,512)        $(11,637)
Net income from Tire Holders, Lifts and
     related products segment.............     1,499            1,093
                                            --------         --------

Net loss from discontinued operations.....  $ (1,013)        $(10,544)
                                            ========         ========

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

SALE OF PRIMARY CUSTOM-ENGINEERED (LARGE) FURNACE BUSINESS

In 2002, the Company completed its agreement with Andritz AG to sell certain operating assets and liabilities of its large custom-engineered furnace business operated by its wholly owned subsidiary Selas SAS and 100 percent of the shares of Selas UK. In addition, the Company sold certain intellectual property used in the business. The total consideration was equal to the net book value of the assets transferred and liabilities assumed, plus approximately $645,000 for the intellectual property and goodwill transferred. In 2003, it was determined liabilities exceeded assets sold by approximately $548,000. The assets and liabilities sold represented most of the Company's discontinued operations as reported in the Company's financial statements for the year ended December 31, 2001. The sale excluded the remaining smaller furnace business in France that filed insolvency in 2003. See note 3 to the Consolidated Financial Statements.

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

                                               2004         2003         2002
                                            (restated)   (restated)   (restated)
Cash provided (used) by:
    Continuing operations..................  $  (847)     $ 2,689      $ 1,778
    Discontinued operations................      939        4,002       (1,555)
    Investing activities...................    2,678         (984)      (1,969)
    Financing activities...................   (2,678)      (7,373)         643
    Effect of exchange rate changes on cash      (39)         247        1,203
                                             -------      -------      -------

Increase (decrease) in cash................  $    53      $(1,419)     $   100
                                             =======      =======      =======

The Company had the following bank arrangements at December 31, (in thousands):

                                                  2004       2003
                                                  ----       ----
Total availability under existing facilities   $ 7,056    $10,399
                                               -------    -------

Borrowings and commitments:
    Notes payable...........................     3,740      6,271
    Current maturities of long-term debt....     1,458      1,967
                                               -------    -------
 Total borrowings and commitments...........     5,198      8,238
Remaining availability under existing
    facilities..............................   $ 1,857    $ 2,161
                                               =======    =======

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

Borrowings under the Company's domestic credit facilities currently bear interest at prime plus 3.0 percent. The terms of the amended agreement increase this rate to prime plus 3.5 percent on July 1, 2005, prime plus 4.0 percent on October 1, 2005 and prime plus 4.5 percent on January 1, 2006.

The domestic term loan and the revolving credit facility are secured by the Company's domestic assets and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, incurrence of additional debt, issuance of equity, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain, consolidated tangible capital funds of at least $6.5 million, a consolidated current ratio of at least 1.0, and a consolidated fixed charge coverage ratio of at least 1.0 on a year-to-date basis, which will be calculated excluding mandatory principal repayments. In addition the Company is required to maintain consolidated total liabilities to consolidated tangible capital funds ratio of 3.0, which was reset to 2.25 after the sale of the Burners and Components business in the first quarter of 2005. Management believes that the Company will be able to maintain the amended covenants through April 1, 2006.

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

CONTRACTUAL OBLIGATIONS
The following table represents the Company's contractual obligations and commercial commitments as of December 31, 2004.

                               PAYMENTS DUE BY PERIOD
                               ----------------------
   CONTRACTUAL                      LESS THAN                                 MORE THAN
   OBLIGATIONS             TOTAL       1 YEAR      1-3 YEARS     4-5 YEARS      5 YEAR
   -----------             -----       ------      ---------     ---------      ------

Notes payable........ $3,740,000    $3,740,000    $       --    $       --    $      --
Term debt............  1,458,000     1,458,000            --            --           --
Operating leases.....  4,458,000       977,000     1,738,000     1,068,000      675,000
                      ----------    ----------    ----------    ----------    ---------
Total contractual
   cash obligations.. $9,656,000    $6,175,000    $1,738,000    $1,068,000    $ 675,000
                      ==========    ==========    ==========    ==========    =========

The Company incurred approximately $254,000 in period pension and post retirement medical benefit costs in 2004, and contributed approximately $268,000 to defined contribution plans. The Company expects a similar level of funding in 2005.

FOREIGN CURRENCY FLUCTUATION

A portion of the discontinued operations are denominated in foreign currencies, primarily the Euro and Japanese Yen. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the subsidiaries' ability to make corresponding price changes in the local currency. From time to time, the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. Foreign currency transaction amounts included in the statements of operation include a gain of $14,000 in 2004 and losses of $141,000 and $23,000 in 2003 and 2002, respectively. See note 12 to the Company's Consolidated Financial Statements included herein.

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

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, INVENTORY PRICING, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacit of the production facilities. We do not have any idle facility expense or wasted material expense as of December 31, 2004. We will continue to apply the requirements of SFAS No. 151 in future periods.

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

Discontinued Operations

The Company continuously assesses the return on their business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractual commitments and obligations are recorded. See a discussion in note 3 to the consolidated financial statements.

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

INTRICON CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31                                           2004                      2003                     2002
                                                               (restated)                (restated)               (restated)
                                                                --------                  --------                 --------

Sales, net...............................................     $35,182,612               $36,202,164             $ 34,974,602

Costs of sales...........................................      27,120,897                27,638,208               26,810,538
                                                              -----------               -----------             ------------

Gross profit.............................................       8,061,715                 8,563,956                8,164,064
Operating expenses:
Selling expense..........................................       3,933,657                 3,649,027                3,666,701
General and administrative expense.......................       5,496,798                 5,258,721                5,630,424
Impairment of long term assets...........................         488,214                   378,864                       --
Research and development expense.........................       1,616,085                 2,170,415                1,186,453
                                                              -----------               -----------             ------------
  Total operating expenses...............................      11,534,754                11,457,027               10,483,578

Gain on sale of asset....................................       3,109,627                        --                       --

Operating loss...........................................        (363,412)               (2,893,071)              (2,319,514)
Interest expense.........................................         465,272                   533,461                  719,990
Interest income..........................................          (1,626)                   (7,919)                 (33,664)
Other (income) expense, net..............................         (61,618)                  129,173                  (31,140)
                                                              -----------               -----------             ------------
Loss from continuing operations before
    income taxes, discontinued operations and
    change in accounting principle.......................        (765,440)               (3,547,786)              (2,974,700)
Income tax expense (benefit).............................       1,139,797                   484,599               (1,159,557)
                                                              -----------               -----------             ------------
Loss from continuing operations
    before discontinued operations and
    change in accounting principle.......................      (1,905,237)               (4,032,385)              (1,815,143)
Income (loss) from discontinued
    operations, net of income taxes (note 3).............       1,369,433                (1,012,937)             (10,543,700)
Extraordinary gain from discontinued
     operations..........................................         683,630                        --                       --
                                                              -----------               -----------             ------------
Income (loss) before change in
    accounting principle.................................         147,826                (5,045,322)             (12,358,843)
  Cumulative effect of change in accounting
    principle............................................              --                        --               (9,428,354)
                                                              -----------               -----------             ------------
Net income (loss)........................................     $   147,826               $(5,045,322)            $(21,787,197)
                                                              ===========               ===========             ============

Basic earnings (loss) per share:
    Continuing operations................................     $      (.37)              $     ( .78)            $       (.35)
    Discontinued operations..............................             .27                     ( .20)                  ( 2.06)
    Extraordinary gain from discontinued
       operations........................................             .13                        --                       --
    Accounting principle change..........................              --                        --                    (1.84)
                                                              -----------               -----------             ------------
    Net income (loss)....................................     $       .03               $      (.98)            $      (4.25)
                                                              ===========               ===========             ============
Diluted income (loss) per share:
    Continuing operations................................     $      (.37)              $      (.78)            $       (.35)
    Discontinued operations..............................             .27                      (.20)                   (2.06)
    Extraordinary gain from discontinued
       operations........................................             .13                        --                       --
    Accounting principle change..........................              --                        --                    (1.84)
                                                              -----------               -----------             ------------
    Net income (loss)....................................     $       .03               $      (.98)            $      (4.25)
                                                              ===========               ===========             ============

        See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31
                                                                           2004                2003
ASSETS                                                                  (restated)          (restated)
                                                                         --------            --------

Current assets

    Cash...........................................................   $   246,430         $   193,811


    Restricted cash................................................       449,613             431,056


    Accounts receivable, less allowance for doubtful accounts of
      $177,000 in 2004 and  $254,000 in 2003.......................     4,996,705           4,537,830


    Inventories....................................................     4,287,643           5,709,642

    Refundable income taxes........................................        46,163             913,339

    Deferred income taxes..........................................            --             890,230

    Asset held for sale............................................            --             540,175

    Other current assets...........................................       379,318             480,305

    Assets of discontinued operations..............................     6,834,256           5,729,410
                                                                      -----------         -----------

      Total current assets.........................................    17,240,128          19,425,798

Property, plant and equipment
    Land...........................................................       170,500             170,500
    Buildings and improvements.....................................     1,732,914           1,732,914
    Machinery and equipment........................................    25,635,452          25,325,708
                                                                      -----------         -----------
                                                                       27,538,866          27,229,122
    Less: accumulated depreciation.................................    20,260,792          18,316,776
                                                                      -----------         -----------
      Net property, plant and equipment............................     7,278,074           8,912,346

Goodwill...........................................................     5,264,585           5,264,585

Other assets, net..................................................     1,156,449           1,126,371
                                                                      -----------         -----------

                                                                      $30,939,236         $34,729,100
                                                                      ===========         ===========

        See accompanying notes to the consolidated financial statements.

AT DECEMBER 31
                                                                           2004                2003
LIABILITIES AND SHAREHOLDERS' EQUITY                                    (restated)          (restated)
                                                                         --------            --------

Current liabilities

    Notes payable..................................................   $ 3,740,393         $ 6,270,663

    Checks written in excess of cash...............................       665,098             330,699

    Current maturities of long-term debt...........................     1,458,470           1,966,800

    Accounts payable...............................................     2,211,909           2,757,942

    Customers' advance payments on contracts.......................        75,000             172,279

    Liabilities of discontinued operations.........................     4,266,899           4,265,638

    Other accrued liabilities......................................     2,638,889           3,416,480
                                                                      -----------         -----------

       Total current liabilities...................................    15,056,658          19,180,501



Other post-retirement benefit obligations..........................     2,710,106           2,827,417

Deferred income taxes..............................................       143,902             123,529

Accrued pension liability..........................................       900,713             790,618

Commitments and contingencies (notes 8 and 16)

Shareholders' equity
    Common shares, $1 par; 10,000,000 shares authorized;
    5,644,968 shares issued; 5,129,214 outstanding.................     5,644,968           5,644,968

    Additional paid-in capital.....................................    12,025,790          12,025,790

    Accumulated deficit............................................    (3,680,704)         (3,828,530)

    Accumulated other comprehensive loss...........................      (597,119)           (770,115)
                                                                      -----------         -----------
                                                                       13,392,935          13,072,113

    Less:  515,754 common shares held in treasury, at cost.........    (1,265,078)         (1,265,078)
                                                                      -----------         -----------

    Total shareholders' equity.....................................    12,127,857          11,807,035
                                                                      -----------         -----------

                                                                      $30,939,236         $34,729,100
                                                                      ===========         ===========

        See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                 2004                  2003               2002
      YEARS ENDED DECEMBER  31,                                               (restated)            (restated)         (restated)
                                                                               --------              --------           --------

      Cash flows from operating activities:
      Net income (loss)...................................................   $  147,826           $(5,045,322)      $(21,787,197)
      Adjustments to reconcile net loss to net
            cash provided (used) by operating activities:
         (Income) loss from discontinued operations.......................   (1,369,433)            1,012,937         10,543,700
         Extraordinary gain from discontinued operations..................     (683,630)                  ---                ---
         Cumulative effect of accounting change...........................          ---                   ---          9,428,354
         Impairment of long-term assets...................................      488,214               378,864                ---
         Depreciation and amortization....................................    2,289,181             2,387,227          2,451,634
         (Gains) losses on sale of property and equipment.................       (1,541)               29,265                (11)
         Deferred taxes...................................................      905,615             1,147,740           (224,267)
         Gain on sale of asset held for sale..............................   (3,109,627)                  ---                ---
         Changes in operating assets and liabilities:
            Accounts receivable...........................................     (353,078)              341,987            480,931
            Inventories...................................................    1,464,236               149,434            786,965
            Other assets..................................................      732,640            (1,092,688)           312,645
            Accounts payable..............................................     (687,363)            1,483,787           (158,215)
            Accrued expenses..............................................     (579,576)            1,798,476            221,064
            Customers advance payments on contracts.......................      (97,279)               (5,741)            60,321
            Other liabilities.............................................        6,822              (103,421)          (337,179)
                                                                             ----------           -----------       ------------

      Net cash provided (used) by continuing operations...................     (846,993)            2,689,428          1,778,745

      Net cash provided (used) by discontinued operations.................      980,428            (2,573,594)        (1,194,139)
                                                                             ----------           -----------       ------------

      Net cash provided by operating activities...........................      133,435               115,835            584,606

      Cash flows from investing activities:
         Purchases of property, plant and equipment.......................     (976,043)             (985,086)        (1,731,599)
         Proceeds from sales of property, plant and equipment.............        3,800                   500              9,600
         Proceeds from sale of asset held for sale........................    3,649,802                   ---                ---
         Purchase of patents and intangibles..............................          ---                   ---           (247,410)
                                                                             ----------           -----------       ------------

      Net cash provided (used) by  continuing operations..................    2,677,559              (984,586)        (1,969,409)
      Net cash provided (used) by discontinued operations.................      (41,890)            6,575,496           (361,235)
                                                                             ----------           -----------       ------------
      Net cash provided (used) by investing activities....................    2,635,669             5,590,909         (2,330,644)

      Cash flows from financing activities:
         Proceeds from short-term borrowings..............................      716,133               291,205          1,503,126
         Proceeds from issuance of stock..................................          ---                23,250                ---
         Repayments of short-term borrowings..............................     (432,806)           (6,089,228)        (1,106,416)
         Proceeds from borrowings used to acquire subsidiaries............          ---                   ---            955,378
         Proceeds from long term borrowings...............................      800,001                   ---                ---
         Repayments of long-term debt.....................................   (4,092,879)           (1,203,742)          (727,473)
         Change in restricted cash........................................       (2,706)              (12,811)           (29,316)
         Change in checks written in excess of cash.......................      334,399              (381,785)            47,732
                                                                             ----------           -----------       ------------

      Net cash provided (used) by financing activities....................   (2,677,858)           (7,373,111)           643,031
                                                                             ----------           -----------       ------------

      Effect of exchange rate changes on cash.............................      (38,627)              246,732          1,202,813
                                                                             ----------           -----------       ------------
      Increase (decrease) in cash.........................................       52,619            (1,419,634)            99,806
      Cash beginning of year..............................................      193,811             1,613,445          1,513,639
                                                                             ----------           -----------       ------------

      Cash end of year....................................................   $  246,430           $   193,811       $  1,613,445
                                                                             ==========           ===========       ============

        See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (RESTATED)


                            COMMON      COMMON                               ACCUMULATED
                             STOCK       STOCK     ADDITIONAL                   OTHER                                     TOTAL
                           NUMBER OF       $        PAID IN     RETAINED    COMPREHENSIVE COMPREHENSIVE  TREASURY     SHAREHOLDERS'
                            SHARES      AMOUNT      CAPITAL     EARNINGS     INCOME(LOSS) INCOME(LOSS)     STOCK         EQUITY
                           ---------  ----------  -----------  -----------   -----------  ------------  -----------   ------------

Balance December 31, 2001  5,634,968  $5,634,968  $12,012,541  $23,297,747   $(1,075,561)               $(1,265,078)  $ 38,604,617
Effect of restatement
 (note 2)................                                         (293,758)       67,627                                  (226,131)
                           ---------  ----------  -----------  -----------   -----------  ------------  -----------   ------------

Balance December 31, 2001
 (as restated)...........  5,634,968  $5,634,968  $12,012,541  $23,003,989   $(1,007,934)               $(1,265,078)  $ 38,378,486
Net loss.................                                      (21,787,197)               $(21,787,197)                (21,787,197)
Translation loss.........                                                       (519,285)     (519,285)                   (519,285)
Derivative financial.....
 instrument gain.........                                                          1,948         1,948                       1,948
                           ---------  ----------  -----------  -----------   -----------  ------------  -----------   ------------
Comprehensive loss.......                                                                 $(22,304,534)
                                                                                          ============
Balance December 31, 2002  5,634,968   5,634,968   12,012,541    1,216,792    (1,525,271)                (1,265,078)    16,073,952
Issuance of stock........     10,000      10,000       13,249                                                               23,249
Net loss.................                                       (5,045,322)                 (5,045,322)                 (5,045,322)
Translation gain.........                                                      1,338,722     1,338,722                   1,338,722
Additional minimum.......
 pension liability.......                                                       (583,566)     (583,566)                   (583,566)
                           ---------  ----------  -----------  -----------   -----------  ------------  -----------   ------------
Comprehensive loss.......                                                                 $ (4,290,166)
                                                                                          ============
Balance December 31, 2003  5,644,968   5,644,968   12,025,790   (3,828,530)     (770,115)                (1,265,078)    11,807,035
Net income...............                                          147,826                     147,826                     147,826
Translation gain.........                                                        172,996       172,996                     172,996
                           ---------  ----------  -----------  -----------   -----------  ------------  -----------   ------------
Comprehensive income.....                                                                   $  320,822
                                                                                          ============
Balance December 31, 2004  5,644,968  $5,644,968  $12,025,790  $(3,680,704)  $  (597,119)               $(1,265,078)  $ 12,127,857
                           =========  ==========  ===========  ===========   ===========                ===========   ============

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

See further information in note 3.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

SEGMENT DISCLOSURES - The Company has reviewed Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information," and has determined that the Company meets the aggregation criteria as its various operations do not have discrete assets and are managed as one business.

RECLASSIFICATIONS - Certain prior-year balances have been reclassified to be consistent with the current-year presentation.

USE OF ESTIMATES - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

REVENUE RECOGNITION - The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, short-term accounts and notes receivable, other current assets, notes payable to banks, trade accounts payables, and other accrued expenses approximate fair value because of the short maturity of those instruments.

RESTRICTED CASH - Restricted cash consists of cash deposits required to secure a credit facility at our Singapore location.

INVENTORIES - Inventories are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first-in, first-out methods.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 40 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

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

Beginning in 2002, the Company discontinued amortizing goodwill according to SFAS Statement 142 "Goodwill and Other Intangible Assets." As a result, no amortization expense for goodwill was recorded in 2002, 2003 or 2004. As of January 1, 2002, the Company recognized a cumulative change in accounting principle related to the adoption of Statement 142. See note 6 for additional information.

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

                                                         YEAR ENDED  DECEMBER 31,
                                                         ------------------------
                                                 2004            2003              2002
                                              (restated)      (restated)        (restated)
                                               --------        --------          --------

Net Income (loss) as reported...............  $ 147,826      $(5,045,322)     $(21,787,197)
Deduct:  total stock-based employee
  compensation expense determined under
  fair value based method for all awards,
  net of related tax effects................   (245,040)        (173,987)         (152,335)
                                              ---------      -----------      ------------
Pro forma net loss..........................  $ (97,214)     $(5,219,309)     $(21,939,532)
                                              =========      ===========      ============

Earnings (loss) per share:
  Basic-as reported.........................  $     .03      $     (0.98)     $      (4.25)
  Basic-pro forma...........................  $    (.02)     $     (1.02)     $      (4.29)

Reported basic and diluted earnings are the same for all periods presented.

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                               2004        2003        2002
                               ----        ----        ----
Dividend yield...............  2.0%        2.1%        2.2%
Expected volatility.......... 78.0%       66.9%       55.4%
Risk-free interest rate......  4.3%        4.2%        3.7%
Expected life (years)........  6.3         6.3         6.2


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


RESEARCH AND DEVELOPMENT COSTS - Research and development costs, net of customer funding amounted to $1.6 million, $2.1 million and $1.2 million in 2004, 2003 and 2002, respectively. Such costs are charged to expense when incurred.

The following table sets forth development costs associated with customer funding:

                                           YEARS ENDED DECEMBER 31,
                                           ------------------------
                                    2004             2003           2002
                                    ----             ----           ----
Total cost incurred..........  $ 435,000        $ 746,000        $    --
Amount funded by customers...   (366,000)        (469,000)            --
                               ---------        ---------        -------
Net expense..................  $  69,000        $ 346,000             --
                               =========        =========        =======


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

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, INVENTORY PRICING, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 151 and will adopt it as required.

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

2. RESTATEMENT OF FINANCIAL STATEMENTS

We have restated our consolidated financial statements for the years 2000 through 2004 (the "Restatement"). The determination to restate these financial statements was made after errors were discovered in May, 2005. In addition, certain disclosures in other notes to our consolidated financial statements have been restated to reflect the Restatement adjustments. In the Restatement, we have:

  o Corrected the accounting for certain research and development expenditures that were erroneously capitalized to the balance sheet by recording charges to the statement of operations.
  o Reversed amortization expense related to the erroneously capitalized research and development expenditures.
  o Adjusted income tax reserves as a function of the impact on pre-tax income relating to the correction of accounting for certain research and development expenditures noted above.

The Restatement narrative below includes only the 2002, 2003, and 2004 audited amounts as well as the impact of prior period Restatement amounts on beginning retained earnings at January 1, 2002.

The Restatement reduced our earnings before income taxes for 2002 and 2003 by $314,000 and $98,000, respectively. For 2004, the Restatement increased our earnings before income taxes by $49,000.

The 2002 Restatement was comprised of a $24,000 reduction in cost of sales to reverse amortization expense and a $338,000 charge to research and development expense to reverse capitalized research and development costs. The 2003 Restatement was comprised of a $347,000 reduction in cost of sales to reverse amortization expense, a $37,000 charge to general and administrative expense to reverse capitalized engineering support costs, and a $408,000 charge to research and development expense to reverse capitalized research and development costs. The 2004 Restatement was comprised of a $193,000 reduction in cost of sales to reverse amortization expense, a $15,000 charge to general and administrative expense to reverse capitalized engineering support costs, and a $129,000 charge to research and development expense to reverse capitalized research and development costs.

The impact of the Restatement on the consolidated statements of operations for these periods is shown on the accompanying table. The quarterly impact of the Restatement for 2003 and 2004 is presented in the note, "Supplementary Quarterly Data."

The Restatement decreased beginning retained earnings for the year ended December 31, 2001 presented on our consolidated statements of stockholders' equity from $23,297,000 as previously reported to $23,004,000 as restated. This $293,000 decrease, net of tax of $127,000 represented the cumulative impact of restating 2000 and 2001 for the accounting errors described above.

The Restatement had no impact on historical cash balances. For 2002 the Restatement had no impact on net cash provided by operating activities. For 2003 the Restatement decreased net cash provided by operating activities by $418,000 with an offsetting reduction in cash used in investing activities of $418,000. For 2004 the Restatement decreased net cash provided by operating activities by $118,000 with an offsetting reduction in cash used in investing activities of $118,000.

The following tables present the effect of the Restatement on the consolidated statements of operations (in thousands except for per share data).

                                                                             For the Year Ending December 31, 2004
                                                                             -------------------------------------
                                                                    As Presented          Adjustment             Restated
                                                                    ------------          ----------             --------

Sales, net.........................................................      $35,183              $   --              $35,183

Cost of sales......................................................       27,314                (193)              27,121
                                                                         -------              ------              -------

Gross profit.......................................................        7,869                 193                8,062

Operating expenses:
Selling expense....................................................        3,934                  --                3,934
General and administrative expense.................................        5,482                  15                5,497
Impairment of long term assets.....................................          488                  --                  488
Research and development expense...................................        1,487                 129                1,616
                                                                         -------              ------              -------
   Total operating expenses........................................       11,391                 144               11,535

Gain on sale of asset..............................................        3,110                  --                3,110
                                                                         -------              ------              -------
Operating loss.....................................................         (412)                 49                 (363)

Interest expense...................................................         (465)                 --                 (465)
Interest income....................................................            2                  --                    2
Other (income) expense, net........................................          (61)                 --                  (61)
                                                                         -------              ------              -------
Loss from continuing operations before income taxes,
   discontinued operations and change in accounting principle......         (814)                 49                 (765)
Income tax expense.................................................        1,144                  (4)               1,140
                                                                         -------              ------              -------
Loss from continuing operations before discontinued operations
   and change in accounting principle..............................       (1,958)                 53               (1,905)
Income from discontinued operations, net of income taxes...........        1,369                  --                1,369
Extraordinary gain from discontinued operations....................          684                  --                  684
                                                                         -------              ------              -------
Net income (loss)..................................................      $    95              $   53              $   148
                                                                         =======              ======              =======


Basic earnings (loss) per share:
   Continuing operations...........................................      $  (.38)             $  .01              $  (.37)
   Discontinued operations.........................................          .27                  --                  .27
   Extraordinary gain from discontinued operations.................          .13                  --                  .13
                                                                         -------              ------              -------
    Net income (loss)..............................................      $   .02              $  .01              $   .03
                                                                         =======              ======              =======

Diluted income (loss) per share:
   Continuing operations...........................................      $  (.38)             $  .01              $  (.37)
   Discontinued operations.........................................          .27                  --                  .27
   Extraordinary gain from discontinued operations.................          .13                  --                  .13
                                                                         -------              ------              -------
   Net income (loss)...............................................      $   .02              $  .01              $   .03
                                                                         =======              ======              =======

                                                                             For the Year Ending December 31, 2003
                                                                             -------------------------------------
                                                                    As Presented          Adjustment             Restated
                                                                    ------------          ----------             --------

Sales, net.........................................................      $36,202              $   --              $36,202

Cost of sales......................................................       27,985                (347)              27,638
                                                                         -------              ------              -------

Gross profit.......................................................        8,217                 347                8,564

Operating expenses:
Selling expense....................................................        3,649                  --                3,649
General and administrative expense.................................        5,222                  37                5,259
Impairment of long term assets.....................................          379                  --                  379
Research and development expense...................................        1,763                 408                2,171
                                                                         -------              ------              -------
   Total operating expenses........................................       11,013                 445               11,458

Operating loss.....................................................       (2,796)                (97)              (2,893)

Interest expense...................................................         (533)                 --                 (533)
Interest income....................................................            8                  --                    8
Other (income) expense, net........................................          129                  --                  129
                                                                         -------              ------              -------
Loss from continuing operations before income taxes and
   discontinued operations.........................................       (3,450)                (97)              (3,547)
Income tax expense (benefit).......................................          511                 (26)                 485
                                                                         -------              ------              -------
Loss from continuing operations before discontinued operations.....       (3,961)                (71)              (4,032)
Loss from discontinued operations, net of income taxes.............       (1,013)                 --               (1,013)
                                                                         -------              ------              -------
Net income (loss)..................................................      $(4,974)             $  (71)             $(5,045)
                                                                         =======              ======              =======


Basic earnings (loss) per share:
   Continuing operations...........................................      $  (.77)             $ (.01)             $  (.78)
   Discontinued operations.........................................         (.20)                 --                 (.20)
                                                                         -------              ------              -------
    Net income (loss)..............................................      $  (.97)             $ (.01)             $  (.98)
                                                                         =======              ======              =======

Diluted income (loss) per share:
   Continuing operations...........................................      $  (.77)             $ (.01)             $  (.78)
   Discontinued operations.........................................         (.20)                 --                 (.20)
                                                                         -------              ------              -------
   Net income (loss)...............................................      $  (.97)             $ (.01)             $  (.98)
                                                                         =======              ======              =======

                                                                             For the Year Ending December 31, 2002
                                                                             -------------------------------------
                                                                    As Presented          Adjustment             Restated
                                                                    ------------          ----------             --------

Sales, net.........................................................     $ 34,975              $   --             $ 34,975

Cost of sales......................................................       26,835                 (24)              26,811
                                                                        --------              ------             --------

Gross profit.......................................................        8,140                  24                8,164

Operating expenses:
Selling expense....................................................        3,667                  --                3,667
General and administrative expense.................................        5,630                  --                5,630
Impairment of long term assets.....................................           --                  --                   --
Research and development expense...................................          848                 338                1,186
                                                                        --------              ------             --------
   Total operating expenses........................................       10,145                 338               10,483

Operating loss.....................................................       (2,005)               (314)              (2,319)

Interest expense...................................................         (720)                 --                 (720)
Interest income....................................................           34                  --                   34
Other (income) expense, net........................................          (30)                 --                  (30)
                                                                        --------              ------             --------
Loss from continuing operations before income taxes,
   discontinued operations and change in accounting principle......       (2,661)               (314)              (2,975)
Income tax expense (benefit).......................................       (1,078)                (81)              (1,160)
                                                                        --------              ------             --------
Loss from continuing operations before discontinued operations
   and change in accounting principle..............................       (1,583)               (233)              (1,815)
Income (loss) from discontinued operations, net of income taxes....      (10,544)                 --              (10,544)
Income (loss) before change in accounting principle................      (12,127)               (233)             (12,359)
                                                                        --------              ------             --------
Cumulative effect of change in accounting principle................       (9,428)                 --               (9,428)
                                                                        --------              ------             --------
Net income (loss)..................................................     $(21,555)             $ (233)            $(21,787)
                                                                        ========              ======             ========


Basic earnings (loss) per share:
   Continuing operations...........................................      $(  .31)             $ (.04)            $   (.35)
   Discontinued operations.........................................        (2.06)                 --                (2.06)
   Accounting principle change.....................................        (1.84)                 --                (1.84)
                                                                        --------              ------             --------
    Net income (loss)..............................................     $  (4.21)             $ (.04)            $  (4.25)
                                                                        ========              ======             ========

Diluted income (loss) per share:
   Continuing operations...........................................     $   (.31)             $ (.04)            $   (.35)
   Discontinued operations.........................................        (2.06)                 --                (2.06)
   Accounting principle change.....................................        (1.84)                 --                (1.84)
                                                                        --------              ------             --------
   Net income (loss)...............................................     $  (4.21)             $ (.04)            $  (4.25)
                                                                        ========              ======             ========

The following tables present the effect of the Restatement on the consolidated balance sheet for December 31, 2004 and 2003 respectively (in thousands).

                                                                                      December 31, 2004
                                                                                      -----------------
                                                                    As Presented          Adjustment             Restated
                                                                    ------------          ----------             --------
ASSETS
Cash...............................................................     $    246                  --             $    246
Restricted cash....................................................          450                  --                  450
Accounts receivable................................................        4,997                  --                4,997
Inventories........................................................        4,288                  --                4,288
Refundable income tax..............................................           --                  46                   46
Other current assets...............................................          379                  --                  379
Assets of discontinued operations..................................        6,834                                    6,834
                                                                        --------              ------             --------
   Total current assets............................................       17,194                  46               17,240

Property, plant and equipment
  Land.............................................................          171                  --                  171
  Buildings and improvements.......................................        1,733                  --                1,733
  Machinery and equipment..........................................       26,498                (863)              25,635
                                                                        --------              ------             --------
                                                                          28,402                (863)              27,539
Less accumulated depreciation......................................      (20,402)                141              (20,261)
                                                                        --------              ------             --------
   Net property, plant and equipment...............................        8,000                (722)               7,278

Goodwill...........................................................        5,265                  --                5,265
Other assets, net..................................................        1,261                (104)               1,156
                                                                        --------              ------             --------

Total assets.......................................................     $ 31,720              $(781)             $ 30,939
                                                                        ========              ======             ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes Payable......................................................     $  3,740                  --             $  3,740
Checks written in excess of cash...................................          665                  --                  665
Current maturities of long-term debt...............................        1,458                  --                1,458
Accounts payable...................................................        2,212                  --                2,212
Federal, state and foreign income taxes............................          179                (179)                  --
Customers' advance payments on contracts...........................           75                  --                   75
Liabilities of discontinued operations.............................        4,267                  --                4,267
Other accrued liabilities..........................................        2,639                  --                2,639
                                                                        --------              ------             --------
    Total current liabilities......................................       15,235                (179)              15,056

Other post-retirement benefit obligations..........................        2,710                  --                2,710
Deferred income taxes..............................................          144                  --                  144
Accrued pension liability..........................................          901                  --                  901

Shareholders' equity
Common shares......................................................        5,645                  --                5,645
Additional paid-in capital.........................................       12,026                  --               12,026
Accumulated deficit................................................       (3,136)               (545)              (3,681)
Accumulated other comprehensive loss...............................         (540)                (57)                (597)
                                                                        --------              ------             --------
                                                                          13,995                (602)              13,393
Less: treasury stock...............................................       (1,265)                 --               (1,265)
                                                                        --------              ------             --------
Total shareholders' equity.........................................       12,730                (602)              12,128
                                                                        --------              ------             --------
Total liabilities and shareholders' equity.........................     $ 31,720              $(781)             $ 30,939
                                                                        ========              ======             ========

                                                                                      December 31, 2003
                                                                                      -----------------
                                                                    As Presented          Adjustment             Restated
                                                                    ------------          ----------             --------
ASSETS
Cash...............................................................     $    194                  --             $    194
Restricted cash....................................................          431                  --                  431
Accounts receivable................................................        4,538                  --                4,538
Inventories........................................................        5,710                  --                5,710
Refundable income tax..............................................          728                 185                  913
Other current assets...............................................          480                  --                  480
Deferred income taxes..............................................          890                  --                  890
Asset held for sale................................................          540                  --                  540
Assets of discontinued operations..................................        5,729                                    5,729
                                                                        --------              ------             --------
   Total current assets............................................       19,240                 185               19,425

Property, plant and equipment
  Land.............................................................          171                  --                  171
  Buildings and improvements.......................................        1,733                  --                1,733
  Machinery and equipment..........................................       26,353              (1,028)              25,325
                                                                        --------              ------             --------
                                                                          28,257              (1,028)              27,229
Less accumulated depreciation......................................      (18,621)                304              (18,317)
                                                                        --------              ------             --------
   Net property, plant and equipment...............................        9,636                (724)               8,912

Goodwill...........................................................        5,265                  --                5,265
Other assets, net..................................................        1,253                (126)               1,127
                                                                        --------              ------             --------

Total assets.......................................................     $ 35,394              $ (665)            $ 34,729
                                                                        ========              ======             ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes Payable......................................................     $  6,271                  --             $  6,271
Checks written in excess of cash...................................          331                  --                  331
Current maturities of long-term debt...............................        1,967                  --                1,967
Accounts payable...................................................        2,758                  --                2,758
Federal, state and foreign income taxes............................           37                 (37)                  --
Customers' advance payments on contracts...........................          172                  --                  172
Liabilities of discontinued operations.............................        4,265                  --                4,265
Other accrued liabilities..........................................        3,416                  --                3,416
                                                                        --------              ------             --------
    Total current liabilities......................................       19,217                (37)               19,180

Other post-retirement benefit obligations..........................        2,827                  --                2,827
Deferred income taxes..............................................          123                  --                  123
Accrued pension liability..........................................          791                  --                  791

Shareholders' equity
Common shares......................................................        5,645                  --                5,645
Additional paid-in capital.........................................       12,026                  --               12,026
Accumulated deficit................................................       (3,231)               (597)              (3,828)
Accumulated other comprehensive loss...............................         (739)                (31)                (770)
                                                                        --------              ------             --------
                                                                          13,701                (628)              13,073
Less: treasury stock...............................................       (1,265)                 --               (1,265)
                                                                        --------              ------             --------
Total shareholders' equity.........................................       12,436                (629)              11,808
                                                                        --------              ------             --------
Total liabilities and shareholders' equity.........................     $ 35,394              $ (665)            $ 34,729
                                                                        ========              ======             ========

3. DISCONTINUED OPERATIONS

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



The following table shows the results of operations of Deuer:

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
                                                  2003          2002
                                                  ----          ----
                                                   (in thousands)
Sales, net..................................   $ 8,522       $16,783
Operating costs and expenses................     8,520        15,077
                                               -------       -------
Operating income............................         2         1,706
Other income, net (including gain on sale)..     1,491             6
                                               -------       -------
Income before income taxes..................     1,493         1,712
Income tax expense (benefit)................        (6)          619
                                               -------       -------

Net income from discontinued operations.....   $ 1,499       $ 1,093
                                               =======       =======

The Company's Heat Technology segment consisted of three components: a primary custom-engineered furnace business, a small furnace business, and a burners and components business.

Primary Custom-Engineered Furnace Business - In the fourth quarter of 2002, the Company disposed of the assets held by Selas SAS (Paris, France), together with the stock of its subsidiary, Selas U.K. (Derbyshire, United Kingdom). These subsidiaries formed the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces designed by this division were custom-engineered to meet customer specific requirements. The purchase price was approximately $645,000 above the net asset value at the time of sale, and the $645,000 was paid at closing in 2002. The buyer assumed the underlying liabilities. In addition, the purchaser acquired a receivable of $1.5 million ((euro)1,290,000) representing 85 percent of a receivable due on a completed construction contract. The Company agreed to repurchase that portion of the receivable that was not collected by May 2003. During 2003, the following was determined:
-   Liabilities assumed by the buyer exceeded assets by approximately $548,000;
- Selas SAS collected approximately $489,000 from assets sold to the buyer, but did not remit these funds to the buyer prior to its insolvency; and
- Selas SAS collected $350,000 on the receivable assumed by the purchase, but did not remit the funds to the buyer prior to insolvency.
As a result of these events, including the insolvency of the Company's French subsidiary, the Company agreed to a settlement with the buyer pursuant to which the Company agreed to pay approximately $2,540,000 ((euro)2,180,000) to the buyer, payable in an initial installment of $466,000 ((euro)400,000) plus monthly installment of approximately $125,000 per month ((euro)100,000). The December 31, 2003, balance sheet reflected a net outstanding liability of $796,000 related to the above matter. The Company paid this liability in 2004, and the receivable on the aforementioned construction contract has been collected. As of December 31, 2004, no additional liability related to this matter exists.

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

Burners and Components Business - In 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment and has classified it as a discontinued operation. This segment consisted of the operating assets of Selas Corporation of America located in Dresher, Pennsylvania, Nippon Selas located in Tokyo, Japan and Selas Waermetechnik in Ratingen, Germany. In the third quarter of 2004, Selas Corporation of America reacquired Selas Waermetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003 (note 3). The Company recorded an extraordinary gain of approximately $684,000 on the reacquisition of Selas Waermetechnik, GmbH (note 4). In the first quarter of 2005, the Company sold the remainder of its Heat Technology segment. The total purchase price was approximately $3.6 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $900,000 was paid in the form of a subordinated promissory note (note 18).

The following table shows the results of operations of the Company's Heat Technology segment:

                                                                         YEARS ENDED DECEMBER 31,
                                                                         ------------------------
                                                                    2004           2003           2002
                                                                    ----           ----           ----
                                                                             (in thousands)
Sales, net...................................................   $  9,732       $ 18,370       $ 43,086
Operating costs and expenses.................................      8,263         19,154         52,785
                                                                --------       --------       --------
Operating income (loss)......................................      1,469           (784)        (9,699)
Other expense, net (including loss on abandonment)...........        (10)        (3,054)          (582)
                                                                --------       --------       --------
Income (loss) from operations before income tax (benefit)....      1,459         (3,838)       (10,281)
Income tax expense (benefit).................................         90         (1,326)           232
                                                                --------       --------       --------
Net income (loss ) from discontinued operations before
    extraordinary gain and change in accounting principle....      1,369         (2,512)       (10,513)
Extraordinary gain...........................................        684             --             --
                                                                --------       --------       --------
Net income (loss ) from discontinued operations before change
    in accounting principle..................................      2,053         (2,512)            --
Cumulative effect of change in accounting principle..........         --             --         (1,124)
                                                                --------       --------       --------
Net income (loss) from discontinued operations...............   $  2,053       $ (2,512)      $(11,637)
                                                                ========       ========       ========

The following table shows the component assets and liabilities of the Heat Technology business segment:

                                                DECEMBER 31,
                                                ------------
                                              2004         2003
                                             ------       ------
                                                (in thousands)
       Current assets......................  $6,479       $5,346
       Property plant and equipment, net...     216          247
       Other assets........................     139          137
                                             ------       ------
           Total assets....................  $6,834       $5,729
                                             ======       ======

       Current liabilities.................  $2,422       $2,259
       Other liabilities...................   1,845        2,007
                                             ------       ------
           Total liabilities...............  $4,267       $4,266
                                             ======       ======


Certain notes to these consolidated financial statements have been restated to reflect the Company's presentation of what constitutes its discontinued operations.

4. ACQUISITIONS

In the third quarter of 2004, the Company reacquired Selas Warmetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003. Since that time Selas Waermetechnik GmbH was under the control of a French court administrator. The Company owned the rights to the Selas name and the technology for the European market. This enabled the Company to reacquire the subsidiary for the minimal amount of $10,500 and record an extraordinary gain within discontinued operations of approximately $684,000 on the acquisition. The components of the gain are illustrated in the following table.

  Fair market value of assets acquired         $1,060,666
  Fair market value of liabilities assumed       (366,528)
                                               ----------
  Net fair market value acquired                  694,138
  Purchase price                                   10,508
                                               ----------
  Gain on acquisition                          $  683,630


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


5. GEOGRAPHIC INFORMATION

The geographical distribution of long-lived assets and net sales to geographical areas for the years ended December 31, 2004, 2003 and 2002 are set forth below:

LONG-LIVED ASSETS
                       2004             2003             2002
                    (restated)       (restated)       (restated)
                     --------         --------         --------

United States..... $13,041,036      $14,624,054      $16,727,354
Other.............     658,072          679,248          621,180
                   -----------      -----------      -----------
Consolidated...... $13,699,108      $15,303,302      $17,348,534
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

NET SALES TO GEOGRAPHICAL AREAS
                                2004             2003             2002
                                ----             ----             ----

United States..........  $23,016,596      $23,114,839      $20,175,564
Germany................    2,299,733        1,921,226        1,657,598
Singapore..............    2,045,673        2,180,837        1,162,104
Switzerland............    1,332,322          694,265          480,832
Canada.................    1,225,414        1,735,565        1,579,251
United Kingdom.........      886,183          834,585          158,000
Hong Kong..............      862,588        1,684,001          612,862
China..................      862,314          854,302           76,100
Japan..................      643,628          546,602        1,209,584
France.................      201,369          149,000        2,780,196
All other countries....    1,806,792        2,485,942        5,082,511
                         -----------      -----------      -----------
Consolidated...........  $35,182,612      $36,202,164      $34,974,602
                         ===========      ===========      ===========

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to various countries in Europe and in the Asian Pacific.


In 2004 and 2002, no one customer accounted for more than 10 percent of the Company's consolidated net sales. During 2004 the top five customers accounted for approximately $12 million or 34 percent of the Company's consolidated net sales. In 2003 Sonic Innovations, one of the Company's hearing-health customers accounted for $4.5 million or 12.4 percent of the Company's consolidated net sales.




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

A reconciliation of previously reported net earnings (loss) per share adjusted for goodwill, net of the related income tax effects, follows:

                                                    DECEMBER 31, 2002
                                                       (restated)
                                                        --------
Net loss before accounting change..................  $(12,358,843)
Cumulative effect in change in accounting..........    (9,428,354)
                                                     ------------

Adjusted net loss..................................  $(21,787,197)
                                                     ============
Earnings per share:
    Net loss before accounting change..............  $      (2.41)
    Cumulative effect of change in accounting......         (1.84)
                                                     ------------
    Adjusted net loss..............................  $      (4.25)
                                                     ============

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

7. INVENTORIES

Inventories consist of the following:

                                                FINISHED
                   RAW           WORK-IN      PRODUCTS AND
                MATERIALS        PROCESS       COMPONENTS         TOTAL
                ---------        -------       ----------         -----
DECEMBER 31,

2004
Domestic...... $1,635,079      $  668,059      $  863,320      $3,166,458
Foreign.......    605,115         340,647         175,423       1,121,185
               ----------      ----------      ----------      ----------

  Total....... $2,240,194      $1,008,706      $1,038,743      $4,287,643
               ==========      ==========      ==========      ==========

2003
Domestic...... $2,222,071      $1,248,009      $  931,912      $4,401,992
Foreign.......    864,056         302,489         141,105       1,307,650
               ----------      ----------      ----------      ----------

  Total....... $3,086,127      $1,550,498      $1,073,017      $5,709,642
               ==========      ==========      ==========      ==========


8. NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE
Notes payable at December 31, 2004, and 2003 are summarized below:

                                           2004               2003
                                         --------           --------
Notes payable:
  Short term borrowings, Europe.......  $       --         $1,473,618
  Short-term borrowings, domestic.....   3,171,447          4,258,253
  Short-term borrowings, Singapore....     568,946            538,792
                                        ----------         ----------

  Total notes payable.................  $3,740,393         $6,270,663
                                        ==========         ==========

In July 2003, the Company's French subsidiary, Selas SAS filed insolvency in France. Short-term debt in the amount of $7,852,000 was assumed by domestic operations. $6,378,000 was subsequently paid against the facility from proceeds of the sale of its Tire Holder and Lift business. European borrowings had pertained to Selas SAS, the Company's French subsidiary that filed insolvency. This debt was guaranteed by the Company and has been transferred to domestic operations subsequent to December 31, 2003. During 2004, the debt was refinanced and is now included with the Company's long term debt.

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

LONG-TERM DEBT
Long-term debt at December 31, 2004, and 2003 is summarized below:

                                  2004              2003
                                --------          --------
Long-term debt:
  Term loans, domestic.......  $1,458,204       $1,966,800
  Less: current maturities...   1,458,204        1,966,800
                               ----------       ----------

                               $       --       $       --
                               ==========       ==========

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

The domestic term loan and the revolving credit facility are secured by the Company's domestic assets and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, incurrence of additional debt, issuance of equity, maintenance of working capital, net worth, shareholders' equity, and capital equipment expenditures along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of at least $6.5 million, a consolidated current ratio of at least 1.0, and a consolidated fixed charge coverage ratio of at least 1.0 on a year-to-date basis, which will be calculated excluding mandatory principal repayments. In addition the Company is required to maintain a ratio of consolidated total liabilities to consolidated tangible capital funds of 3.0, which was reset to 2.25 after the sale of the Burners and Components business in the first quarter of 2005. At December 31, 2004, the Company was in compliance with all covenants of the amended agreement. Management believes that the Company will be able to maintain the amended covenants through April 1, 2006.

The Company's ability to pay the principal and interest on its indebtedness as it comes due will depend on the Company's current and future performance. Performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond the Company's control. The Company believes that the amended credit facility combined with funds expected to be generated from operations, the sale of assets, the available borrowing capacity through its revolving credit loan facilities, the potential sale of certain assets curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through April 1, 2006. If, however, the Company does not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be available or which may be available only on unfavorable terms. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that the Company will be able to negotiate acceptable terms. In addition, the Company's access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as its own financial condition.

The fair value of the Company's debt is estimated using standard pricing models that take into consideration the present value of future cash flows as of the balance sheet date. Since the interest rates on the majority of the Company's long-term debt at December 31, 2004, were renegotiated in March 2005 and mature within 16 months of the balance sheet date, the carrying value approximates the fair value.



9. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2004, and 2003 are as follows:

                                                        2004          2003
                                                      --------      --------

Salaries, wages and commissions..................... $1,889,769   $1,522,232
Taxes, including payroll withholdings and
  excluding income taxes............................     45,112       48,788
Accrued severance benefits..........................    100,000      175,000
Accrued professional fees...........................    230,756      281,223
Amount due buyer of French subsidiary (see note 3)..         --      796,130
Other...............................................    373,252      593,107
                                                     ----------   ----------

                                                     $2,638,889   $3,416,480
                                                     ==========   ==========


10. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

                                            YEARS ENDED DECEMBER 31,
                                  -------------------------------------------
                                    2004             2003             2002
                                 (restated)       (restated)       (restated)
                                  --------         --------         --------
Current
    Federal.................... $    45,433      $  (709,294)     $  (697,283)
    State......................       5,500            6,521          (74,530)
    Foreign....................     183,248           39,632         (163,477)
                                -----------      -----------      -----------
                                    234,181         (663,141)        (935,290)
                                -----------      -----------      -----------
Deferred
    Federal....................     890,230          510,318         (194,115)
    State......................          --          556,962          (30,152)
    Foreign....................      15,386           80,460               --
                                -----------      -----------      -----------

                                    905,616        1,147,740         (224,267)
                                -----------      -----------      -----------

Income taxes (benefit)......... $ 1,139,797      $   484,599      $(1,159,557)
                                ===========      ===========      ===========

Income (loss) before income
  taxes is as follows:
    Foreign.................... $   663,685      $   373,595      $  (433,396)
    Domestic...................  (1,429,125)      (3,908,538)      (2,528,461)
                                -----------      -----------      -----------

                                $  (765,440)     $(3,547,786)     $(2,974,700)
                                ===========      ===========      ===========

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

                                                     YEARS ENDED 31
                                                     --------------
                                             2004        2003         2002
                                          (restated)  (restated)   (restated)
                                           --------    --------     --------
Tax provision at statutory rate..........    34.0%       34.0%       34.0%
Change in valuation allowance............  (187.0)      (48.7)         --
Effect of foreign tax rates..............     3.5          .1          .4
State taxes net of federal benefit.......     (.6)        (.2)        3.1
Tax benefits related to export sales.....     3.6         1.6         1.9
Other....................................    (2.4)        (.4)        (.4)
                                            -----        ----        ----

Domestic and foreign income tax rate.....  (148.9)%     (13.6)%      39.0%
                                            =====        ====        ====




The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004, and 2003 are presented below:

                                                                                       2004              2003
                                                                                       ----              ----
Deferred tax assets:
    Net operating loss carry forwards........................................   $ 5,811,346        $5,635,490
    Post-retirement benefit obligations......................................     1,143,141         1,198,465
    Goodwill amortization....................................................       566,462           648,899
    State income taxes.......................................................       605,554           605,554
    Inventory reserves.......................................................       497,244           359,019
    Guarantee obligations and estimated future costs of service accruals.....        85,996            53,006
    Compensated absences, principally due to accrual for financial
       reporting purposes....................................................       154,713           159,126
    Other....................................................................       180,206           157,791
                                                                                -----------        ----------
       Total gross deferred tax assets.......................................     9,044,662         8,817,350
       Less:  valuation allowance............................................     8,317,505         7,211,013
                                                                                -----------        ----------
       Net deferred tax assets...............................................       727,157         1,606,337
                                                                                -----------        ----------
Deferred tax liabilities:
    Plant and equipment, principally due to differences in depreciation and
       capitalized interest..................................................      (609,315)         (600,815)
    Other....................................................................      (261,744)         (238,821)
                                                                                -----------        ----------
    Total gross deferred tax liabilities.....................................      (871,059)         (839,636)
                                                                                -----------        ----------
    Net deferred tax assets (liabilities)....................................   $  (143,902)       $  766,701
                                                                                ===========        ==========

Domestic and foreign deferred taxes are comprised as follows:

DECEMBER 31, 2004                                       FEDERAL              STATE             FOREIGN              TOTAL
                                                        -------              -----             -------              ------

Current deferred asset.............................   $      --            $    --           $      --          $      --
Non-current deferred asset (liability).............          --                 --            (143,902)          (143,902)
                                                      ---------            -------           ---------          ---------

Net deferred tax asset (liability).................   $      --            $    --           $(143,902)         $(143,902)
                                                      =========            =======           =========          =========


 DECEMBER 31, 2003                                      FEDERAL              STATE            FOREIGN               TOTAL
                                                        -------              -----             -------              ------

Current deferred asset.............................   $ 890,230            $    --           $     --           $ 890,230
Non-current deferred asset (liability).............          --                 --            (123,529)          (123,529)
                                                      ---------            -------           ---------          ---------

Net deferred tax asset.............................   $ 890,230            $    --           $(123,529)         $ 766,701
                                                      =========            =======           =========          =========

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

The following table presents the amounts recognized in the Company's consolidated balance sheet at December 31, 2004 and 2003 for post-retirement medical benefits:

                                                          2004             2003
                                                          ----             ----
Change in Projected Benefit Obligation
Projected benefit obligation at January 1......... $ 2,142,274      $ 2,016,995
Service cost (excluding administrative expenses)..      25,246           25,461
Interest cost.....................................     110,231          131,506
Amendments........................................          --               --
Actuarial (gain) loss.............................    (177,901)         124,093
Benefits paid.....................................    (178,217)        (155,781)
                                                   -----------      -----------

Projected benefit obligation at December 31.......   1,921,633        2,142,274
                                                   -----------      -----------

Change in Fair Value of Plan Assets
Employer contribution.............................     178,217          155,781
Benefits paid.....................................    (178,217)        (155,781)
                                                   -----------      -----------

Fair value of plan assets at December 31..........          --               --
                                                   -----------      -----------

Funded status.....................................   1,921,633        2,142,274
Unrecognized net actuarial gain (loss)............     (42,760)        (135,141)
Unrecognized prior service cost...................    (745,713)         820,284
                                                   -----------      -----------

Accrued post-retirement benefit cost.............. $ 2,710,106      $ 2,827,417
                                                   ===========      ===========

Accrued post-retirement medical benefit costs are classified as other post-retirement benefit obligations as of December 31, 2004 and 2003.

Net periodic post-retirement medical benefit costs for 2004, 2003 and 2002 include the following components:

                                                         2004         2003         2002
                                                         ----         ----         ----
Service cost .....................................  $  25,246    $  25,461    $  29,676
Interest cost.....................................    110,231      131,506      132,800
Amortization of unrecognized prior service cost...    (74,571)     (71,575)     (71,575)
                                                    ---------    ---------    ---------

Net periodic post-retirement medical benefit cost.  $  60,906    $  85,392    $  90,901
                                                    =========    =========    =========

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



The assumptions used years ended December 31 were as follows:
                                                           2004          2003
                                                           ----          ----
Annual increase in cost of benefits                       10.00%        11.00%
Discount rate used to determine year-end obligations       5.75%         6.00%
Discount rate used to determine year-end expense           6.00%         6.75%


The following benefit payments, which reflect expected future service, are expected to be paid:

           2005........................  $ 178,412
           2006........................  $ 175,558
           2007........................  $ 163,888
           2008........................  $ 163,160
           2009........................  $ 164,423
           Years 2010 - 2014...........  $ 759,595

The Company provides retirement related benefits to former executive employees and to certain employees of foreign subsidiaries. The liabilities established for these benefits at December 31, 2004 and 2003 are illustrated below.

                                                          2004           2003
                                                          ----           ----

Current portion..................................... $ 104,861      $ 104,861
Long term portion...................................   795,852        685,757
                                                     ---------      ---------

Total liability at December 31...................... $ 900,713      $ 790,618
                                                     =========      =========

12. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company's foreign operations is the currency of the country in which the entity resides; such currencies are the European euro, and the Singapore dollar. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax, where appropriate. As a result of the insolvency of the Company's French subsidiary Selas SAS, a considerable amount of Euro denominated debt, has been recorded by the parent company. This debt is adjusted as of the balance sheet date to reflect fluctuations in the Euro exchange rate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. This debt was refinanced in 2004, as a result, as of December 31, 2004 the Company no longer has any Euro denominated debt. Foreign currency transaction amounts included in the statements of operation include a gain of $14,000 in 2004 and losses of $141,000 and $23,000 in 2003 and 2002, respectively

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

Stock option activity during the periods indicated is as follows:

                                                                Weighted-average
                                              Number of Shares   Exercise Price
                                              ----------------   --------------

Outstanding at January 1, 2002................    619,400            $6.63
    Options forfeited.........................   (100,350)            5.99
    Options granted...........................    192,500             1.99
                                                ---------

Outstanding at December 31, 2002..............    711,550            $5.48
    Options forfeited.........................    (93,400)            7.34
    Options expired...........................   (151,250)            5.32
    Options granted...........................     75,000             3.05
                                                ---------

Outstanding at December 31, 2003..............    541,900            $4.86
    Options forfeited.........................   (127,000)            3.07
    Options granted...........................    246,000             2.70
                                                ---------

Outstanding at December 31, 2004..............    660,900            $4.40

Exercisable at end of year....................    380,215
                                                =========

Available for future grant at January 1, 2004.  1,608,100
Available for future grant at
  December 31, 2004...........................  1,489,100
                                                =========

The weighted-average per share fair market value of options granted was $2.22, $1.67, and $.92, in 2004, 2003, and 2002, respectively, using the Black-Scholes option-pricing model. For more information on the assumptions used in the Black-Scholes option-pricing model, please refer to note 1, "Stock Option Plan".

The following summarizes information about the Company's stock options outstanding at December 31, 2004:

                               Outstanding Options                       Options Exercisable
                 ---------------------------------------------       ---------------------------
                                    Weighted          Weighted                          Weighted
  Range of         Number            Average           Average          Number          Average
  Exercise       Outstanding        Remaining         Exercise       Exercisable        Exercise
   Prices        At 12/31/04     Contractual Life       Price        At 12/31/04         Price
   ------        -----------     ----------------       -----        -----------         -----
$2.05 -  2.35      233,500              8.36            $2.19            83,575          $2.12
$2.93 -  3.70      233,800              7.82            $3.10           103,040          $3.21
$5.35 -  5.35       57,000              1.00            $5.35            57,000          $5.35
$9.06 - 10.50      136,600              4.00           $10.02           136,600         $10.02

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


As described in Note 2, "Restatement of Financial Statements", we have made corrections to our consolidated statements of operations related to accounting for research and development cost. The effect of the Restatement on our quarterly results of operations in 2004 and 2003 is presented in an accompanying table.

The following is a tabulation of unaudited quarterly results of operations (in thousands, except for per share data).

                                                        2004 (a)                                     2003 (a)
                                                        ----                                         ----
                                       First     Second      Third     Fourth      First     Second      Third     Fourth
                                      Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
                                     (restated) (restated) (restated) (restated) (restated) (restated) (restated) (restated)
                                     ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Sales, net (b)......................   $9,338     $8,354     $8,524    $ 8,965     $8,993     $9,675     $9,232     $8,302

Gross profit........................    2,421      2,058      1,675      1,908      2,632      2,739      2,437        756

Income (loss) from continuing
    operations net of tax...........     (714)     1,359       (975)    (1,576)      (106)      (123)    (1,748)    (2,055)
 Income (loss) from discontinued
    operations net of tax (b).......      (79)       609        286        554       (176)    (1,189)       870       (518)
 Extraordinary gain from
    discontinued operations.........       --         --        684         --         --         --         --         --
Net income (loss)...................     (793)     1,968         (5)    (1,022)      (281)    (1,312)      (878)    (2,573)

Earnings (loss) per share (c):
Basic income (loss) per share
    Continuing operations...........   $ (.14)    $  .26     $ (.19)   $  (.31)    $ (.01)    $ (.03)    $ (.34)    $ (.40)
    Discontinued operations.........     (.02)       .12        .06        .11       (.03)      (.23)       .17       (.10)
    Extraordinary gain from
       discontinued operations......      ---        ---        .13        ---        ---        ---        ---        ---
    Net loss........................   $ (.16)    $  .38     $   --    $  (.20)    $ (.04)    $ (.26)    $ (.17)    $ (.50)
                                       ======     ======     ======    =======     ======     ======     ======     ======

   Diluted income (loss) per share
    Continuing operations...........   $ (.14)    $  .26     $ (.19)   $  (.31)    $ (.01)    $ (.03)    $ (.34)    $ (.40)
    Discontinued operations.........     (.02)       .12        .06        .11       (.03)      (.23)       .17       (.10)
    Extraordinary gain from
       discontinued operations......      ---        ---        .13        ---         ---       ---        ---        ---
    Net loss........................   $ (.16)    $  .38     $   --    $  (.20)    $ (.04)    $ (.26)    $ (.17)    $ (.50)
                                       ======     ======     ======    =======     ======     ======     ======     ======


a) The effect of the Restatement on our quarterly income from continuing operations net of tax and our quarterly net income for 2004 was $11,000 for the first quarter; ($29,000) for the second quarter; ($6,000) for the third quarter; and $77,000 for the fourth quarter. The effect of the Restatement for 2003 was ($45,000) for the first quarter; $19,000 for the second quarter; ($68,000) for the third quarter; and $24,000 for the fourth quarter.

b) Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

c) The Company reclassified its Heat Technology business, as discontinued operations in the fourth quarter of 2004; this includes the burners and components portion of the business which the Company sold in the first quarter of 2005. The Company' Tire Holders, Lifts and Related Products business was also included in discontinued operations until it was sold in July 2003. Accordingly, the historical financial information has been reclassified. See note 2 to the consolidated financial statements.

15. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

                                      2004                               2003                                2002
                       -------------------------------     ---------------------------------  ---------------------------------

                                                 Per                                                                     Per
                        Income       Shares     Share        Loss        Shares    Per Share    Loss        Shares      Share
                       Numerator   Denominator  Amount     Numerator   Denominator   Amount   Numerator   Denominator   Amount
                       ---------   -----------  ------     ---------   -----------   ------   ---------   -----------   ------
BASIC LOSS
   PER SHARE

Income (loss)
available to common
shareholders            $147,826    5,129,214    $ .03   $(5,045,322)    5,124,433   $(.98) $(21,787,197)   5,119,214    $(4.25)
                                                 =====                               =====                               ======

EFFECT OF DILUTIVE
    SECURITIES

Stock options                ---        2,627                    ---           ---                   ---          ---
                        --------    ---------            -----------     ---------          ------------   ----------

DILUTED LOSS
 PER SHARE              $ 47,826    5,131,841    $ .03   $(5,045,322)    5,124,433   $(.98) $(21,787,197)   5,119,214    $(4.25)
                        ========    =========    =====   ===========     =========   =====  ============    =========    ======


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

Total rent expense for 2004, 2003 and 2002 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,156,000, $1,096,000, and $1,023,000, respectively. Remaining rentals payable under such leases are as follows: 2005 - $977,000; 2006 - $928,000; 2007 - $810,000; 2008 - $700,000; 2009 - $368,000 and
thereafter - $675,000.


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

18. SUBSEQUENT EVENT

On March 31, 2005 the Company sold its burner and component business. This business consisted of the operating assets and liabilities of Selas Corporation of America (Dresher, Pennsylvania), Nippon Selas (Tokyo, Japan) and Selas Waermetechnik (Ratingen, Germany). The total purchase price was approximately $3.6 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $900,000 was paid in the form of a subordinated promissory note. A portion of the proceeds from the transactions were used to pay off the Company's domestic $1.5 million term loan as required by its loan agreement. The remaining proceeds were primarily used to reduce the Company's outstanding balance on its revolving credit facility. Commensurate with the transaction, the Company reduced its maximum availability under its revolving credit facility from $4.5 million to $4 million (see note 8).

With the completed sale of the burner and components business, the Company has completed the shift from its traditional business segments to the emerging prospects in its precision miniature medical and electronic products business. To reflect the Company's redefined focus, it has changed it name to IntriCon Corporation.

19. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

                                     YEARS ENDED DECEMBER 31,
                                     ------------------------
                                2004           2003           2002
                                ----           ----           ----
Interest received.........  $  3,091       $  7,455       $ 20,990
Interest paid.............  $431,148       $507,157       $688,885
Income taxes paid.........  $ 44,070       $ 38,969       $321,121

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



  The Board of Directors and Shareholders
  IntriCon Corporation:


  We have audited the accompanying consolidated balance sheets of IntriCon Corporation (formerly Selas Corporation of America) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  As discussed in note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004.

  As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002.



  /s/ KPMG LLP

  Minneapolis, Minnesota
  March 18, 2005, except as to notes 3, 4, 8 and 18 which are as of March 31, 2005 and note 2 which is as of June 24, 2005

DIRECTORS                                 EXECUTIVE OFFICERS

Michael J. McKenna                        Mark S. Gorder
Chairman of IntriCon Board,               President and Chief Executive Officer,
Retired Vice Chairman, President          Resistance Technology, Inc. and
and Director, Crown Cork & Seal           President and Chief Executive Officer
Company Inc.                              IntriCon Corporation


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

RTI Electronics, Inc.                           Resistance Technology Gmbh
1800 Via Burton Street                          Arabellastrasse 17/4
Anaheim, California 92806                       8000 Munich, Germany

                              INTRICON CORPORATION
              WORLDWIDE HEADQUARTERS - ARDEN HILLS, MINNESOTA 55112
                       PHONE 651-636-9770 FAX 651-636-8944
                                WWW.INTRICON.COM