Form 10-K, Exhibit 13
period 2005-12-31
INTRICON CORP
filed 2006-03-17
CIK 88790

Exhibit 13

Five-Year Summary of Operations*
(In thousands, except for per share and share data)

Years ended December 31,	2005	2004(a) Restated	2003(a,b) Restated	2002(a) Restated	2001(a) Restated

Sales, net	$44,455	$35,183	$36,202	$34,975	$37,787

Cost of sales	32,853	27,121	27,638	26,811	27,808

Operating expenses	10,181	11,535	11,457	10,484	10,764
Interest expense	409	465	533	720	713
Interest income	(52)	(2)	(8)	(34)	(80)
Gain on sale of asset	—	3,110	—	—	—
Other (income) expense, net	(106)	(61)	130	(31)	87

Income (loss) from continuing operations before income taxes, discontinued operations and change in accounting principle	1,171	(765)	(3,548)	(2,975)	(1,505)
Income tax expense (benefit)	409	1,140	484	(1,160)	(451)

Income (loss) from continuing operations before discontinued operations and change in accounting principle	762	(1,905)	(4,032)	(1,815)	(1,054)
Income (loss) from discontinued operations, net of income taxes (Note 3)	767	1,369	(1,013)	(10,544)	(3,843)
Extraordinary gain from discontinued operations	—	684	—	—	—
Cumulative effect of change in accounting principle	—	—	—	(9,428)	—

Net income (loss)	$1,529	$148	$(5,045)	$(21,787)	$(4,897)

Basic income (loss) per share:
Continuing operations	$.15	$(.37)	$(.78)	$(.35)	$(.21)
Discontinued operations	.15	.27	(.20)	(2.06)	(.75)
Extraordinary gain discontinued operations	—	.13	—	—	—
Accounting principle change	—	—	—	(1.84)	—

Net income (loss)	$.30	$.03	$(.98)	$(4.25)	$(.96)

Diluted income (loss) per share:
Continuing operations	$.14	$(.37)	$(.78)	$(.35)	$(.21)
Discontinued operations	.15	.27	(.20)	(2.06)	(.75)
Extraordinary gain discontinued operations	—	.13	—	—	—
Accounting principle change	—	—	—	(1.84)	—

Net income (loss)	$.29	$.03	$(.98)	$(4.25)	$(.96)

Weighted average number of Shares outstanding during year:

Basic	5,135,348	5,129,214	5,124,433	5,119,214	5,119,214

Diluted	5,261,491	5,131,841	5,124,433	5,119,214	5,119,214

Other Financial Highlights*
(In thousands, except for per share data)

Years ended December 31,	2005	2004(a) Restated	2003(a,b) Restated	2002(a) Restated	2001(a) Restated

Working capital	$8,185	$2,183	$245	$4,711	$16,572

Total assets	$29,635	$30,939	$34,729	$63,936	$86,513

Long-term debt	$5,319	$—	$—	$2,415	$2,568

Shareholders’ equity:
Capital stock and additional paid-in capital	$17,719	$17,670	$17,670	$17,648	$17,648
Retained earnings (accumulated deficit)	(2,152)	(3,680)	(3,828)	1,216	23,004
Accumulated other comprehensive loss	(213)	(597)	(770)	(1,525)	(1,008)

Treasury stock	(1,265)	(1,265)	(1,265)	(1,265)	(1,265)

Total shareholders’ equity	$14,089	$12,128	$11,807	$16,074	$38,379

Depreciation and amortization	$2,069	$2,289	$2,387	$2,452	$3,354

Dividends per share	$—	$—	$—	$—	$.18

*	See Note 14 to the Company’s consolidated financial statements included herein for quarterly results of operations.

(a)	See note 2 to the Company’s consolidated financial statement included herein for information pertaining to the restatement of earnings.

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

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

We have embarked on a strategy to focus on our Precision Miniature Medical and Electronics Products markets for future growth. Consistent with this strategy, the following actions were taken in 2005:

Sale of Burners and Components Business – In the first quarter of 2005, we sold the remainder of our Heat Technology segment. The total purchase price was approximately $3.5 million, of which approximately $2.7 million was paid in cash and $800,000 was paid in the form of a subordinated promissory note. This segment consisted of the operating assets and liabilities of Selas Corporation of America (Dresher, Pennsylvania), Nippon Selas (Tokyo, Japan) and Selas Wäermetechnik GmbH (Ratingen, Germany). This business was classified as a discontinued operation in 2004. For more detailed information, see Note 3 to the Consolidated Financial Statements included herein.

Acquisition of Amecon Inc. – On October 6, 2005, our subsidiary, RTI Electronics, Inc., acquired the assets of Amecon Inc. Amecon is primarily engaged in the research, development, manufacture, marketing and sale of toroidal power and low voltage instrument transformers, current sense transformers and filter inductors, magnetic amplifiers, AC/DC load sensors. The purchase price for the assets was $1,241,000 (after adjustment pursuant to the asset purchase agreement) and required a $10,000 initial deposit and $240,000 payment made at the time of closing. The unpaid balance of $862,000 at December 31, 2005 will be paid in four equal annual installments beginning on October 6, 2006. The unpaid balance is unsecured and bears interest at an annual rate of 5%, which shall be payable annually with each principal payment. The assets acquired included $273,000 of inventory, $478,000 of fixed assets and $490,000 of goodwill based on fair value at the date of purchase. The goodwill is deductible for tax purposes. The Company accounted for Amecon Inc., using the purchase method of accounting which requires that the assets acquired and any liabilities assumed to be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect Amecon Inc. after the acquisition and are not restated. The cost to acquire the business was not allocated to the underlying assets acquired. The acquisition expands the microminiature business of the Company with manufacturing of toroidal power and low voltage instrument transformers, current sense transformers and filter inductor, magnetic amplifiers, AD/DC load sensors. The excess of the purchase price over identifiable assets was recorded as goodwill. The pro forma results of operations as if the Amecon Inc. purchase occurred on January 1, 2003 are not material.

Reduction of Overhead – In 2004, we experienced weakness in the hearing health markets. The weakness was due to competitive pricing pressures, customer inventory management programs resulting in more just-in-time inventory, as well as unfavorable legislation in the German market reducing the reimbursement amount for the purchase of hearing aids. These factors resulted in both reduced sales and lower product margins. In an effort to return to operating profitability, we took steps in 2004 to reduce our overhead. These steps included the elimination of several management and other support positions, resulting in an annualized savings of over $3 million. However, these reductions were partially offset when in order to support the substantial growth in our second and third quarters of 2005, various investments were made in selling, general and administrative, and research and development areas.

Forward-Looking and Cautionary Statements

Certain statements included in this Annual Report to Shareholders or documents we file with the Securities and Exchange Commission, which are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to:

•

statements in the letter to shareholders, such as our position and focus on our core markets achievement of a more cost-effective capital structure, ability to take advantage of new business opportunities, expected drivers to enhance profitability, ability to compete, the potential for growth in the medical device outsourcing industry and our products in that industry, the potential for growth in the hearing health market, growth in the broadcast and entertainment markets;

•

statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to the Consolidated Financial Statements” such as net operating loss carryforwards, the ability to meet our cash requirements for operating needs, the ability to meet liquidity needs, assumptions used to calculate future level of funding of employee benefit plans, the adequacy of insurance coverage, the impact of recent accounting pronouncements and litigation; and

•

statements in our annual report on Form 10-K for the year ended December 31, 2005, in “Business”, Legal Proceedings” and “Risk Factors”, such as our ability to focus on the precision miniature medical and electronics products business markets, the ability to compete, the adequacy of insurance coverage, and potential increase in demand for our products.

Forward-looking statements include, without limitation, statements as to our:

•	expected future results of operations and growth;

•	ability to meet working capital requirements;

•	business strategy;

•	expected increases in operating efficiencies;

•	anticipated trends in our Precision Miniature Medical and Electronic Products markets; and

•	estimates of goodwill impairments and amortization expense of other intangible assets.

In addition, forward-looking statements also include the effects of changes in accounting pronouncements, the effects of litigation and the amount of insurance coverage, and statements as to trends or the Company’s or management’s beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this Annual Report to Shareholders, certain risks, uncertainties and other factors can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the following:

•	the ability to implement our business and growth strategy;

•	risks arising in connection with the insolvency of The Selas SAS, and potential liabilities and actions arising in connection therewith;

•	the volume and timing of orders received by us;

•	changes in estimated future cash flows;

•	foreign currency movements in markets we service;

•	changes in the global economy and financial markets;

•	changes in the mix of products sold;

•	ability to meet increasing demand;

•	changes in customer requirements;

•	timing and extent of research and development expenses;

•	acceptance of our products;

•	competitive pricing pressures;

•	pending and potential future litigation;

•	availability of electronic components for our products;

•	ability to create and market products in a timely manner and develop products that are inexpensive to manufacture;

•	ability to pay debt when it comes due;

•	the loss of one of more of our major customers;

•	ability to identify and integrate acquisitions;

•	effects of foreign operating;

•	ability to recruit and retain engineering and technical personnel;

•	loss of members of our senior management;

•	our ability and our customers ability to protect intellectual property; and

•	risks associated with terrorist attacks, war and threats of attacks and wars.

For a description of these and other risks see “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2005 or in other filings we makes from time to time with the Securities and Exchange Commission. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Results of Operations

2005 Compared with 2004

Consolidated Net Sales

Consolidated net sales for 2005 and 2004 were as follows (dollars in thousands):

			Change

	2005	2004	Dollars	Percent

Consolidated net sales	$44,455	$35,183	$9,272	26.4%

Our net sales are comprised of four main sectors: Hearing health, electronics, medical and professional audio device. Our net sales in 2005 increased for all four product sectors over the prior year. We experienced an increase of 71 percent in net sales to the medical equipment market in 2005. The significant increase for medical products was due to strengthened orders for design and contract manufacturing with several medical OEM customers.

Despite minimal growth in the primary hearing health industry, net sales for our hearing heath sector grew 27 percent in 2005. The increase was primarily due to new product offerings in our advance line of amplifier assemblies and systems based on Digital Signal Processing (DSP).

The professional audio device product sector grew 10 percent over prior year primarily due to sales of a new microphone to a specific customer. The electronics product sector increased 11 percent over prior year. Exclusive of the Amecon Inc. acquisition, sales increased 5 percent.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2005 and 2004, were as follows (dollars in thousands):

	2005		2004 Restated		Change Restated

	Dollars	Percent	Dollars	Percent	Dollars	Percent

Gross profit	$11,602	26.1%	$8,062	22.9%	$3,540	43.9%

In 2005, gross margins increased due to the higher overall sales volume. This included an increase in sales to the medical equipment products market, which generally provides higher gross profit margins. The hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for us. Additionally in 2005, we implemented various cost savings measures, including staffing reductions, additional automation, and shifting certain production to our Singapore facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2005 and 2004 were (dollars in thousands):

	2005		2004 Restated		Change Restated

	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Year-over- year Incr. (Decr.)

Selling	$3,570	8.0%	$3,934	11.2%	$(364)	(9.3)%
Research and development	1,818	4.1%	1,616	4.6%	$202	12.5%
Asset impairment	—	—	488	1.4%	$(488)	(100.0)%
General and administrative	4,793	10.8%	5,497	15.6%	$(704)	(12.8)%

The lower selling and general and administrative expenses in 2005 as compared to the prior year period was mainly attributable to a reduction in staffing that occurred in November 2004. The staffing adjustment was a combination of reductions due to the transfer of a portion of manufacturing to our overseas operation and an effort to streamline administrative functions. Additionally, as a result of the staffing reduction, accruals for severance costs were recognized in 2004. However, these staffing reductions were partially offset when in order to support the substantial growth in our second and third quarters of 2005, various investments were made in selling, general and administrative, and research and development areas.

Impairment of Long-term Assets

In 2004, we recorded an impairment from abandonment of long-term assets of $488,000 based on analysis of future cash flows. The 2004 abandonment was mainly associated with technology having to do with the development of a specific microphone for use in both the professional audio and hearing health markets; management determined that due to external technological advances the technology was no longer viable. There was no similar impairment in 2005.

Net Interest Expense

Net interest expense for 2005 was $357,000 a decline of $107,000 from $464,000 in 2004. The decrease from the prior year’s expense was due to the lower outstanding debt balance, partially offset by higher interest rates.

Other

In 2005, other income was $106,000 compared to other income of $61,000 in 2004.

Income Taxes

Income taxes were as follows (dollars in thousands):

	2005	2004 Restated

Income tax expense	$409	$1,140
Percentage of pre-tax income (loss)	35.0%	(149.0%)

We estimate we have approximately $18.7 million of net operating loss (NOL) carryforwards available to offset future federal income taxes.

Discontinued Operations

We recorded a net profit (loss) from discontinued operations as follows (dollars in thousands):

	2005	2004

Net income from Heat Technology Business	$767	$1,369

Extraordinary gain from discontinued operations	—	684

Net income from discontinued operations	$767	$2,053

Heat Technology Segment

The 2005 net income of $767,000 was mainly attributable to the reduction in the Selas Postretirement Benefits liability. As part of the March 31, 2005 asset purchase agreement, we were required to maintain the post retirement medical plan for all retired eligible participants, but were able to eliminate from the plan those employees not participating at the time of the asset purchase. The 2004 net income was a result of the operating profits from its remaining burners and components business, and an extraordinary gain from the reacquisition of Selas Wärmetechnik (see Note 3 and Note 4 to the consolidated financial statements included herein). In the first quarter of 2004, we sold its remaining burner and component business for approximately $3 million.

2004 Compared with 2003

Consolidated Net Sales

Consolidated net sales for 2004 and 2003 were as follows (dollars in thousands):

			Change

	2004	2003	Dollars	Percent

Consolidated net sales	$35,183	$36,202	$(1,019)	(2.8)%

Our net sales are comprised of four main sectors: Hearing health, electronics, medical and professional audio device. Our net sales continued to be impacted by weakness in its primary hearing-health market. Competitive pricing issues, customer inventory reduction efforts as well as unfavorable legislation in the German market, which reduced the reimbursement amount to the end user for the purchase of hearing aids, contributed to a 15 percent decrease in sales to the hearing-health market in 2004.

Our also saw a decline of 15 percent in net sales to the medical equipment market in 2004. Sales to this market are extremely reliant on orders from two customers, and are volatile depending on sales levels, inventory levels and acceptance of these customer’s end products.

The weakness in the hearing-health and medical equipment markets was partially offset by increases in net sales to our remaining markets. Sales of our thermistor and capacitor products, into the telecommunication market increased 17 percent year-over-year as the overall world telecommunications market continued to strengthen. Sales to the professional audio market increased 44 percent; 2004 net sales to this market included a $1.1 million order of helmets for the Singapore military.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2004 and 2003, were as follows (dollars in thousands):

	2004 Restated		2003 Restated		Change Restated

	Dollars	Percent	Dollars	Percent	Dollars	Percent

Gross profit	$8,061	22.9%	$8,564	23.7%	$(503)	(.8)%

2004 gross margins decreased due to the lower overall sales volume, this included a decrease in sales to the medical equipment products market, which generally provides higher gross profit margins. The hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for us. These factors were partially offset by lower inventory reserves in 2004 when compared to 2003, along with an increase in sales of electronic products, which generally have higher gross profit margins. Inventory write-downs were $770,000 and $1.1 million in 2004 and 2003, respectively and are the result of more specialized inventory, changes in product mix, and shorter product life cycles particularly in the hearing health market.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2004 and 2003 were (dollars in thousands):

	2004 Restated		2003 Restated		Change Restated

	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Year-over- year Incr. (Decr. )

Selling	$3,934	11.2%	$3,649	10.1%	$285	7.8%
Research and development	$1,616	4.6%	$2,170	6.0%	$(554)	(25.5)%
Asset impairment	$488	1.4%	$379	1.0%	$109	28.8%
General and administrative	$5,497	15.6%	$5,259	14.5%	$238	4.5%

The higher SG&A expenses in 2004 were mainly attributable to an increase in selling and administrative expense, partially offset by a decline in development cost. The $285,000 increase in selling expense was mainly due to the hiring of a sales and marketing manager for our medical products market and the associated fees paid to a third party recruiter. Research and development decreased as a result of an increase in customer funded development projects, as we partner with our customers to bring new hearing health products to market. The $238,000 increase in administrative expenses was mainly attributable to accruals of severance cost in 2004, as we reduced our staff, to compensate for the decline in sales.

Impairment of Long-term Assets

In 2004, we recorded an impairment from abandonment of long-term assets of $488,000 based on analysis of future cash flows; in 2003, an impairment from abandonment of long-term assets of $379,000 was recorded. The 2004 abandonment was mainly associated with technology having to do with the development of a specific microphone for use in both the professional audio and hearing health markets; management determined that due to external technological advances the technology was no longer viable. The 2003 abandonment was due to previously capitalized technology costs primarily related to microphone and headset products for the professional audio-device market. These technology costs were no longer considered to have future value.

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

Income Taxes

Income taxes were as follows (dollars in thousands):

	2004 Restated	2003 Restated

Income tax expense	$1,140	$484
Percentage of pre-tax loss	(149.0%)	(13.6%)

The effective tax rate of (149.0%) percent compared to the U.S. Federal statutory rate of 34 percent in 2004 was primarily due to three reasons:

-	We established an $890,000 valuation reserve against previously established tax assets as their realizability was uncertain due to the operating losses we have generated for the last three years;

-	The estimated 2003 Federal income tax refund was reduced by approximately $45,000 in alternative minimum tax; and

-	We generated taxable profits in its foreign operations and recognized income tax expense of approximately $196,000 related to those operations.

Discontinued Operations

We recorded a net profit (loss) from discontinued operations as follows (dollars in thousands):

	2004	2003

Net income (loss) from Heat Technology Business	$1,369	$(2,512)
Net income from Tire Holders, Lifts and related products segment	—	1,499
Extraordinary gain from discontinued operations	684	—

Net income (loss) from discontinued operations	$2,053	$(1,013)

Heat Technology Segment

The 2004 net income was a result of the operating profits from our remaining burners and components business, and an extraordinary gain from the reacquisition of Selas Wärmetechnik (see Note 3 and Note 4 to the consolidated financial statements). The 2003 net loss from the Heat Technology business was primarily the result of the insolvency filed in France by our wholly owned French subsidiary. This consisted of the European heat technology operation remaining after the 2002 sale of the large custom-engineered furnace business. The European loss in 2003 was partially offset by $110,000 of net income from the remaining our burner and component business with locations in Dresher, Pennsylvania, and Tokyo, Japan. In the first quarter of 2005, we sold our remaining burner and component business for approximately $3 million.

Tire Holder, Lifts and Related Products Segment

The 2003 net income from the Tire Holder, Lifts and Related Products segment was the combination of net income of $8,000 from Deuer Manufacturing, Inc. prior to its sale In July 2003 and the approximately $1.5 million gain recognized from the sale.

Liquidity and Capital Resources

As of December 31, 2005, we had approximately $1.1 million of cash on hand. Sources of our cash for the year ended December 31, 2005 have been from our operations, the sale of our Heat Technology business and our senior secured credit agreement, as described below.

Consolidated net working capital increased to $8.2 million at December 31, 2005 from $2.2 million at December 31, 2004. The primary reasons for the increase were our senior secured credit agreement with Diversified Business Credit, Inc. and the sale of our discontinued operations resulting in cash of $2.7 million in 2005. Our cash flows from operating, investing and financing activities, as reflected in the statement of cash flows at December 31, are summarized as follows (dollars in thousands):

	2005	2004 Restated	2003 Restated

Cash provided (used) by:
Continuing operations	$(2,533)	$(847)	$2,689
Discontinued operations	3,811	939	4,002
Investing activities	(1,165)	2,678	(984)
Financing activities	778	(2,678)	(7,373)
Effect of exchange rate changes on cash	(28)	(39)	247

Increase (decrease) in cash	$863	$53	$(1,419)

Cash generated from operations may be affected by a number of factors. See “Forward Looking Statements” contained herein and “Item 1A: Risk Factors” in our Form 10-K for the year ended December 31, 2005 for a discussion of some of the factors that can negatively impact the amount of cash we generate from our operations.

We had the following bank arrangements at December 31, (dollars in thousands):

	2005	2004

Total availability under existing facilities	$10,239	$7,056

Borrowings and commitments:
Domestic credit facility	3,754	3,171
Domestic term loans	1,450	1,458
Foreign overdraft and letter of credit facility	765	569
Capital leases	239	—

Total borrowings and commitments	6,208	5,198

Remaining availability under existing facilities	$4,031	$1,857

On August 31, 2005, our wholly-owned subsidiaries Resistance Technology, Inc. and RTI Electronics, Inc. (the “Borrowers”) entered into a senior secured credit agreement with Diversified Business Credit, Inc. (the “Agreement”), and related Term Loan Supplement (Real Estate) and Term Loan Supplement (Equipment). In connection with the Agreement, on August 31, 2005, we also entered into a security agreement and a guaranty by corporation with Diversified Business Credit, Inc. whereby we guaranteed the full amount that the Borrowers may owe Diversified Business Credit, Inc. Under these agreements, we and the Borrowers granted Diversified Business Credit, Inc. a security interest in substantially all of their assets. In addition, Resistance Technology, Inc. granted a mortgage on its Vadnais Heights, Minnesota facility.

The Agreement has a term of three years. The Agreement provides for the following:

•	$5.5 million asset-backed revolving credit facility supported by a monthly borrowing base;

•	$1.5 million real estate term loan amortized on a 12-year schedule; and

•	$1.0 million equipment term loan amortized on a five-year schedule.

The domestic revolving credit facility bears interest at 0.5% over the prime rate or, at the option of the Borrower, subject to certain exceptions, the London InterBank Offered Rate (“LIBOR”) plus 3.25%, provided that in no event will the rate be less than 5.25%. The domestic term loans bear interest at 0.75% over the prime rate or, at the option of the Borrower, subject to certain exceptions, LIBOR plus 3.50%, (8.0% at December 31, 2005) provided that in no event will the rate be less than 5.25%. Notwithstanding the foregoing, interest paid on advances for each twelve month period may never be less than $100,000. Under the Agreement, an unused line fee at the rate of 0.25% per annum on the daily average unused amount of the revolving credit facility is due and payable monthly in arrears on the first day of the month. In addition, the Borrowers must pay an annual fee equal to the greater of $27,500 or one-half percent of the maximum amount permitted to be borrowed under the revolving credit facility. In addition, if the facility is terminated by the Borrowers prior to the end of the term, the Borrowers will also be required to pay a termination fee equal to 3% (if terminated before the first anniversary of the facility), 2% (if terminated before the second anniversary of the facility) and 1% (if terminated before the third anniversary of the facility), respectively, of the total of the maximum amount available under the revolving credit facility plus the amounts then outstanding under the terms loans.

The domestic revolving credit facility requires monthly interest payments with a balloon payment at maturity. The real estate term loan requires monthly principal payments of $10,285, with any balance due on August 31, 2008. The equipment term loan requires monthly principal payments based on a assumed amortization period of 60 months, with any balance due on August 31, 2008.

The outstanding balance on the real-estate term loan was approximately $1,450,000 and $1,458,000 at December 31, 2005 and December 31, 2004, respectively.

Under the Agreement, without the prior written consent from Diversified Business Credit, Inc., we and the Borrowers are restricted or limited, except as otherwise permitted in the Agreement, from, among other things: becoming or remaining liable in any manner with respect of indebtedness or contractual liability; declaring or paying any cash dividends (except that Borrowers may declare and pay dividends to the Company as described in the Agreement), purchasing or redeeming any of iour capital stock or otherwise distributing any property on its capital stock; creating, expending or contracting to expend, in any one calendar year, with respect to the Borrowers collectively, more than $2.0 million in the aggregate, or more than $250,000 in any one transaction, for the lease, purchase or other acquisition of any capital asset, or for the lease of any other asset whether payable currently or in the future; selling, leasing or otherwise disposing of any collateral (as defined in the agreement) or all or any substantial part of its property; consolidating or merging with any other corporation or acquiring stock of any corporation or entering into any other partnership or joint venture; substantially alter the nature of the business in which it is engaged; permitting any breach, default or event of default to occur under any note, loan, agreement or other contractual obligation binding the Borrowers; or amending governing documents.

In the case of an event of default (as defined in the Agreement), unless waived by Diversified Business Credit, Inc., Diversified Business Credit, Inc., by notice, may terminate the Agreement and declare the Borrowers’ obligations under the Agreement due and payable. Diversified Business Credit, Inc. may also in accordance with the Agreement and the law, exercise and enforce any and all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including, without limitation, the right to take possession of the collateral (as defined in the Agreement). Upon the occurrence of any default, Diversified Business Credit, Inc. can suspend the making of advances until the default has been cured or waived. All obligations will be immediately and automatically due and payable, without further act or condition, if any cause under the United States Bankruptcy Code is commenced voluntarily by any Borrower, guarantor (as defined in the Agreement and includes the Company) or involuntary against any Borrower or guarantor. Events of default include, among other things, the failure to maintain certain financial covenants or insurance coverage, the failure to make payment of any obligation due under the Agreement or the occurrence of a default under any bond, debenture, note or other evidence of material indebtedness of any Borrower or guarantor owed to any person or entity other than Diversified Business Credit, Inc., or under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed, or under any material lease or other contract, and the expiration of the applicable period of grace, if any, specified in such evidence of indebtedness, indenture, other instrument, lease or contract.

On August 15, 2005, our wholly-owned subsidiary, RTI Tech, PTE LTD., entered into an international senior secured credit agreement with Oversea-Chinese Banking Corporation Ltd. that provides for a $2.0 million line of credit. Borrowings bear interest at a rate of 6.47%. This facility will be reviewed annually to determine whether it will be renewed. The outstanding balance was $764,825 and $568,946 at December 31, 2005 and 2004, respectively.

At December 31, 2005 we were in compliance with all terms of the agreements in all of our credit facilities. Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control.

We believe that funds expected to be generated from operations, the available borrowing capacity through our revolving credit loan facilities, and the control of capital spending will be sufficient to meet our anticipated cash requirements for operating needs through April 2007. If, however, we do not generate sufficient cash from operations, or if we incur additional unanticipated liabilities, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition. While management believes that we will meet our liquidity needs through April 2007, no assurance can be given that we will be able to do so.

Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2005.

	Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Year

Domestic credit facility	$3,753,597	$—	$3,753,597	$—	$—
Domestic term loans	1,450,146	123,417	1,326,729	—	—
Foreign overdraft and letter of credit facility	764,825	695,021	69,804	—	—
Amecon Acquisition payments	862,041	215,511	431,019	215,511	—
Capital leases	239,144	70,093	158,206	10,845	—
Operating leases	4,306,455	1,096,309	2,322,656	887,490	—

Total contractual cash obligations	$11,376,208	$2,200,351	$8,062,011	$1,113,846	$—

There are certain provisions that could accelerate our contractual obligations. See Note 8 to the Company’s consolidated financial statements included herein.

Foreign Currency Fluctuation

A portion of the discontinued operations are denominated in foreign currencies, primarily the Euro and Japanese Yen. Generally, the statement of operations effect of changes in foreign currencies is partially or wholly offset by the subsidiaries’ ability to make corresponding price changes in the local currency. From time to time, the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. Foreign currency transaction amounts included in the statements of operation include a gain of $3,000 in 2005, $14,000 in 2004 and a loss of $141,000 in 2003. See Note 12 to the Company’s consolidated financial statements included herein.

Litigation

We are a defendant along with a number of other parties in approximately 122 lawsuits as of December 31, 2005, (approximately 123 lawsuits as of December 31, 2004) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, we do not know whether any of the complaints state valid claims against us. Certain carriers have informed us that the primary policies for the period August 1, 1970-1973, have been exhausted and that the carriers will no longer provide a defense under those policies. We have requested that the carriers substantiate this situation. We believe we have additional policies available for other years which have been ignored by the carriers. As settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, we believe when settlement payments are applied to these additional policies, we will have availability under the years deemed exhausted. We do not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits, to which these insurance carriers are insuring we, make the ultimate disposition of these lawsuits not material to our consolidated financial position or results of operations.

We are also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect our consolidated financial position, liquidity or results of operations.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Compensation, which supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees,and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the first annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements of this Annual Report. We adopted SFAS No. 123R starting on January 1, 2006 as required. Based on options outstanding and unvested at December 31, 2005, we expect our future expense related to stock options to be immaterial.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We will adopt SFAS No. 151 starting on January 1, 2006 as required. We do not expect the adoption of SFAS No. 151 to have a material effect on its consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior period’s financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. We do not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial statements.

Critical Accounting Policies

The significant accounting policies of the Company are described in note 1 to the consolidated financial statements and have been reviewed with the audit committee of our Board of Directors. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

Certain accounting estimates and assumptions are particularly sensitive because of their importance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

Revenue Recognition

Our continuing operations recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Under contractual terms shipments are generally FOB shipment point.

Customers have 30 days to notify the Company if the product is damaged or defective. Beyond that, there are no significant obligations that remain after shipping other than warranty obligations. Contracts with customers do not include product return rights, however, we may elect in certain circumstances to accept returns for product. We record revenue for product sales net of returns. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in the cost of sales.

In general, we warrant our products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. While the our warranty costs have historically been within our expectations, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have experienced in the past.

Accounts Receivable Reserves

This reserve is an estimate of the amount of accounts receivable that are uncollectible. The reserve is based on a combination of specific customer knowledge, general economic conditions and historical trends. Management believes the results could be materially different if economic conditions change for our customers.

Inventory Reserves

This reserve is an estimate of the future net realizable value of our inventory. It is based on historical trends, product life cycles, forecast of future inventory needs and on-hand inventory levels. Management believes reserve levels could be materially affected by changes in technology, our customer base, customer needs, general economic conditions and the success of certain Company sales programs.

Discontinued Operations

We continuously assess the return on our business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractual commitments and obligations are recorded. See a discussion in Note 3 to the consolidated financial statements.

Goodwill

We perform an annual assessment of the carrying value of goodwill. As part of this assessment, we estimate future cash flows, as well as making a risk assessment of investing in our company versus other investment opportunities. Changes in either the risk assessment or estimated future cash flows could have a material adverse impact on the carrying value of goodwill.

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

Deferred Taxes

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Actual future operating results, as well as changes in our future performance, could have a material adverse impact on the valuation reserves.

Employee Benefit Obligations

We provide retirement and health care insurance for certain domestic retirees and employees. We measure the costs of our obligation based on our best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefit. Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. We determine assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. Changes in actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and withdrawal.

Quantitative and Qualitative Disclosures About Market Risk

Our consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates. Our attempts to limit our exposure to changing foreign currency exchange rates through operational and financial market actions. We do not hold derivatives for trading purposes.

We manufacture and sell our products in a number of locations around the world, resulting in a diversified revenue and cost base that is exposed to fluctuations in European and Asian currencies. This diverse base of foreign currency revenues and costs serves to create a hedge that limits our net exposure to fluctuations in these foreign currencies.

Short-term exposures to changing foreign currency exchange rates are occasionally managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the nonfunctional currency denominated receivables and payables relating to select contracts. The decision by management to hedge any such transaction is made on a case-by-case basis. Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the forward foreign exchange contract substantially mirrors the term and amount of the underlying receivable or payable. The receivables and payables being covered arise from bank debt, trade and intercompany transactions of and among our foreign subsidiaries. At December 31, 2005, we did not have any forward foreign exchange contracts outstanding. If the prime rate debt was to increase by one percentage point interest expense would increase approximately $60,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
IntriCon Corporation (formerly Selas Corporation of America)

We have audited the accompanying consolidated balance sheet of IntriCon Corporation (formerly Selas Corporation of America) as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntriCon Corporation (formerly Selas Corporation of America) as of December 31, 2005 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 18, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IntriCon Corporation:

We have audited the accompanying consolidated balance sheet of IntriCon Corporation (formerly Selas Corporation of America) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntriCon Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004.

/s/ KPMG LLP

Minneapolis, Minnesota
March 18, 2005, except as to notes 3, 4, 8 and 18,
which are as of March 31, 2005 and
note 2 which is as of June 24, 2005

IntriCon Corporation
Consolidated Statements of Operations
Years ended December 31

	2005	2004 Restated	2003 Restated

Sales, net	$44,455,251	$35,182,612	$36,202,164

Costs of sales	32,853,426	27,120,897	27,638,208

Gross profit	11,601,825	8,061,715	8,563,956
Operating expenses:
Selling expense	3,569,948	3,933,657	3,649,027
General and administrative expense	4,793,239	5,496,798	5,258,721
Impairment of long-term assets	—	488,214	378,864
Research and development expense	1,817,384	1,616,085	2,170,415

Total operating expenses	10,180,571	11,534,754	11,457,027
Gain on sale of asset	—	3,109,627	—
Operating income (loss)	1,421,254	(363,412)	(2,893,071)
Interest expense	409,199	465,272	533,461
Interest income	(52,482)	(1,626)	(7,919)
Other (income) expense, net	(106,343)	(61,618)	129,173

Income (loss) from continuing operations before income taxes and discontinued operations	1,170,880	(765,440)	(3,547,786)
Income tax expense	409,423	1,139,797	484,599

Income (loss) from continuing operations before discontinued operations	761,457	(1,905,237)	(4,032,385)
Income (loss) from discontinued operations, net of income taxes (Note 3)	767,230	1,369,433	(1,012,937)
Extraordinary gain from discontinued operations	—	683,630	—

Net income (loss)	$1,528,687	$147,826	$(5,045,322)

Basic income (loss) per share:
Continuing operations	$.15	$(.37)	$(.78)
Discontinued operations	.15	.27	(.20)
Extraordinary gain from discontinued operations	—	.13	—

Net income (loss)	$.30	$.03	$(.98)

Diluted income (loss) per share:
Continuing operations	$.14	$(.37)	$(.78)
Discontinued operations	.15	.27	(.20)
Extraordinary gain from discontinued operations	—	.13	—

Net income (loss)	$.29	$.03	$(.98)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

At December 31

Assets	2005	2004 Restated

Current assets

Cash	$1,109,402	$246,430

Restricted cash	60,158	449,613

Accounts receivable, less allowance for doubtful accounts of $370,000 at December 31, 2005 and $177,000 at December 31, 2004	6,925,357	4,996,705

Inventories	6,950,243	4,287,643

Refundable income taxes	77,143	46,163

Other current assets	454,053	379,318

Assets of discontinued operations	—	6,834,256

Total current assets	15,576,356	17,240,128

Property, plant and equipment
Land	170,500	170,500
Buildings and improvements	1,732,914	1,732,914
Machinery and equipment	26,423,956	25,635,452

	28,327,370	27,538,866
Less: accumulated depreciation and amortization	21,455,955	20,260,792

Net property, plant and equipment	6,871,415	7,278,074

Note receivable from sale of discontinued operations, less allowance of $296,000	503,923	—

Goodwill	5,754,219	5,264,585

Other assets, net	929,474	1,156,449

	$29,635,387	$30,939,236

See accompanying notes to the consolidated financial statements.

At December 31

Liabilities and Shareholders’ Equity	2005	2004 Restated

Current liabilities

Notes payable	$—	$3,740,393

Checks written in excess of cash	397,999	665,098

Current maturities of long-term debt	888,531	1,458,470

Accounts payable	3,136,555	2,211,909

Customers’ advance payments on contracts	59,210	75,000

Income tax payable	298,914	—

Liabilities of discontinued operations	—	4,266,899

Other accrued liabilities	2,610,474	2,638,889

Total current liabilities	7,391,683	15,056,658

Long-term debt, less current maturities	5,319,181	—

Other post-retirement benefit obligations	1,516,939	2,710,106

Note payable, net of current portion (Amecon)	646,530	—

Deferred income taxes	37,725	143,902

Accrued pension liability	633,818	900,713

Commitments and contingencies (notes 8 and 16)

Shareholders’ equity
Common shares, $1 par; 10,000,000 shares authorized; 5,665,568 and 5,644,968 shares issued; 5,149,814 and 5,129,214 outstanding	5,665,568	5,644,968

Additional paid-in capital	12,053,590	12,025,790

Accumulated deficit	(2,152,017)	(3,680,704)

Accumulated other comprehensive loss	(212,552)	(597,119)

	15,354,589	13,392,935

Less: 515,754 common shares held in treasury, at cost	(1,265,078)	(1,265,078)

Total shareholders’ equity	14,089,511	12,127,857

	$29,635,387	$30,939,236

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2005	2004 Restated	2003 Restated

Cash flows from operating activities:
Net income (loss)	$1,528,687	$147,826	$(5,045,322)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
(Income) loss from discontinued operations	(767,230)	(1,369,433)	1,012,937
Extraordinary gain from discontinued operations	—	(683,630)	—
Impairment of long-term assets	—	488,214	378,864
Depreciation and amortization	2,069,170	2,289,181	2,387,227
(Gains) losses on sale of property and equipment	(2,215)	(1,541)	29,265
Deferred taxes	(103,593)	905,615	1,147,740
Allowance for doubtful accounts	(193,809)	77,246	160,669
Gain on sale of asset held for sale	—	(3,109,627)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,197,276)	(430,324)	181,318
Inventories	(2,407,509)	1,464,236	356,119
Other assets	(545,111)	732,640	(1,092,489)
Accounts payable	1,328,757	(687,363)	1,483,787
Accrued expenses	78,840	(579,576)	1,798,476
Customers advance payments on contracts	(12,764)	(97,279)	(5,741)
Other liabilities	(1,309,218)	6,822	(103,421)

Net cash provided (used) by continuing operations	(2,533,271)	(846,993)	2,689,429

Net cash provided (used) by discontinued operations	3,810,723	980,428	(2,573,594)

Net cash provided by operating activities	1,277,452	133,435	115,835

Cash flows from investing activities:
Purchases of property, plant and equipment	(794,192)	(976,043)	(985,086)
Cash paid for acquisition of assets of Amecon, Inc	(378,365)	—	—
Proceeds from sales of property, plant and equipment	7,600	3,800	500
Proceeds from sale of asset held for sale	—	3,649,802	—

Net cash provided (used) by continuing operations	(1,164,957)	2,677,559	(984,586)
Net cash provided (used) by discontinued operations	—	(41,890)	6,575,496

Net cash provided (used) by investing activities	(1,164,957)	2,635,669	5,590,909

Cash flows from financing activities:
Proceeds from short-term borrowings	164,865	716,133	291,205
Proceeds from issuance of stock	—	—	23,250
Repayments of short-term borrowings	(3,171,447)	(432,806)	(6,089,228)
Proceeds from long term borrowings	5,128,968	800,001	—
Repayments of long-term debt	(1,458,470)	(4,092,879)	(1,203,742)
Change in restricted cash	381,379	(2,706)	(12,811)
Change in checks written in excess of cash	(267,099)	334,399	(381,785)

Net cash provided (used) by financing activities	778,196	(2,677,858)	(7,373,111)

Effect of exchange rate changes on cash	(27,719)	(38,627)	246,733

Increase (decrease) in cash	862,972	52,619	(1,419,634)
Cash beginning of year	246,430	193,811	1,613,445

Cash end of year	$1,109,402	$246,430	$193,811

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

Years ended December 31, 2005, 2004 and 2003

	Common Stock Number of Shares	Common Stock $ Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity

Balance December 31, 2002	5,634,968	5,634,968	12,012,541	1,216,792	(1,525,271)		(1,265,078)	16,073,952
Issuance of stock	10,000	10,000	13,249					23,249
Net loss				(5,045,322)		(5,045,322)		(5,045,322)
Translation gain					1,338,722	1,338,722		1,338,722
Additional minimum pension liability					(583,566)	(583,566)		(583,566)

Comprehensive loss						$(4,290,166)

Balance December 31, 2003	5,644,968	5,644,968	12,025,790	(3,828,530)	(770,115)		(1,265,078)	11,807,035

Net income				147,826		147,826		147,826
Translation gain					172,996	172,996		172,996

Comprehensive income						$320,822

Balance December 31, 2004	5,644,968	$5,644,968	$12,025,790	$(3,680,704)	$(597,119)		$(1,265,078)	$12,127,857

Exercise of stock options	20,600	20,600	27,800					48,400

Net income				1,528,687		1,528,687		1,528,687

Translation gain					384,567	384,567		384,567

Comprehensive income						$1,913,254

Balance December 31, 2005	5,665,568	$5,665,568	$12,053,590	$(2,152,017)	$(212,552)		$(1,265,078)	$14,089,511

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Headquartered in Arden Hills, Minnesota, IntriCon Corporation (formerly Selas Corporation of America) (The Company) is an international firm that designs, develops, engineers and manufactures microminiaturized medical and electronic products. The Company supplies microminiaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, electronics, telecommunications and medical equipment industries. In addition to its Arden Hills headquarters, the Company has facilities in California, Singapore, and Germany.

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

See further information in Note 3.

Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company owns 90 percent of its Germany subsidiary, with the remaining 10 percent owned by the general manager. All material intercompany transactions and balances have been eliminated in consolidation.

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

Revenue Recognition – The Company’s continuing operations recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Under contractual terms shipments are generally FOB shipment point.

Customers have 30 days to notify the Company if the product is damaged or defective. Beyond that, there are no significant obligations that remain after shipping other than warranty obligations. Contracts with customers do not include product return rights, however, the Company may elect in certain circumstances to accept returns for product. The Company records revenue for product sales net of returns. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in the cost of sales.

In general, the Company warrants its products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. While the Company’s warranty costs have historically been within its expectations, the Company cannot guarantee that it will continue to experience the same warranty return rates or repair costs that it has experienced in the past

Shipping and Handling Costs – In accordance with Emerging Issues Task Force (ETIF) Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company is including shipping and handling revenues in sales and shipping and handling costs in cost of sales.

Fair Value of Financial Instruments – The carrying value of cash, short-term accounts and notes receivable, other current assets, notes payable, trade accounts payables, and other accrued expenses approximate fair value because of the short maturity of those instruments. The fair values of the Company’s long-term debt approximate their carrying values based upon current market rates of interest.

Concentration of Cash – The Company deposits its cash in high credit quality financial institutions. The balance, at times, may exceed federally insured limits.

Restricted Cash – Restricted cash consists of cash deposits required to secure a credit facility at our Singapore location.

Accounts Receivable – The Company reviews customers’ credit history before extending unsecured credit and established an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company’s customer base. Invoices are generally due 30 days after presentation. Accounts receivable over 30 days are considered past due. The Company does not accrue interest on past due accounts receivables. Receivables are written off once all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer. Accounts receivable are shown net of allowance for uncollectible accounts of $370,000 and $177,000 at December 31, 2005 and 2004, respectively. Accounts receivable over 90 days were $664,000 and $300,000 at December 31, 2005 and 2004, respectively

Inventories – Inventories are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first-in, first-out methods.

Property, Plant and Equipment – Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 40 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term of the estimated useful life of the asset. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations. Depreciation expense was $1,967,000 $2,141,000, and $2,299,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

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

Stock Option Plan – The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standard Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. As allowed by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation”, as amended by Statement of Financial Accounting Standards No. 148 (SFAS No. 148), “Accounting for Stock-Based Compensation - Transition and Disclosure”, the Company has elected to continue to apply the intrinsic-value-based method, and has adopted only the disclosure requirements of SFAS No. 123. Therefore, no compensation expense has been recognized for the stock option plans. SFAS No. 123, amended by SFAS No. 148, requires the Company to disclose pro forma net income (loss) and pro forma income (loss) per share amounts as if compensation expense was recognized for options granted after 1995. Using this approach, net income (loss) per share would have been changed to the pro forma amounts indicated in the table:

	Year Ended December 31,

	2005	2004 Restated	2003 Restated

Net Income (loss) as reported	$1,528,687	$147,826	$(5,045,322)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(129,103)	(245,040)	(173,987)

Pro forma net income loss	$1,399,584	$(97,214)	$(5,219,309)

Net Income (loss) per share:
Basic-as reported	$.30	$.03	$(0.98)
Basic-pro forma	$.27	$(.02)	$(1.02)

Net Income (loss) per share:
Diluted-as reported	$.29	$.03	$(0.98)
Diluted-pro forma	$.27	$(.02)	$(1.02)

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003

Dividend yield	0.0%	2.0%	2.1%
Expected volatility	66.2%	78.0%	66.9%
Risk-free interest rate	4.1%	4.3%	4.2%
Expected life (years)	6.1	6.3	6.3

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

Product Warranty – The Company offers a warranty on various products and services. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The following table presents changes in the Company’s warranty liability as of December 31, 2005 and 2004:

	2005	2004

Beginning of the year balance	$92,317	$60,694

Warranty expense	197,417	35,000
Closed warranty claims	(165,251)	(3,377)

End of the year balance	$124,483	$92,317

Advertising Costs – Advertising costs are charged to expense as incurred. Advertising costs were $101,000, $139,000, and $109,000, for the years ended December 31, 2005, 2004, and 2003, respectively, and are included in selling expenses in the consolidated statements of operations.

Research and Development Costs – Research and development costs, net of customer funding amounted to $1.8 million, $1.6 million and $2.1 million in 2005, 2004 and 2003, respectively. Such costs are charged to expense when incurred.

The following table sets forth development costs associated with customer funding:

	Year ended December 31,

	2005	2004	2003

Total cost incurred	$358,803	$435,000	$746,000
Amount funded by customers	(182,711)	(366,000)	(469,000)

Net expense	$176,092	$69,000	$277,000

Income (Loss) Per Share – Basic income (loss) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted income (loss) per common share reflect the potential dilution of securities that could share in the earnings.

Comprehensive Income (Loss) – Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, and minimum pension liability adjustments is presented in the consolidated statements of shareholders’ equity and comprehensive income (loss).

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Compensation, which supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the first annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements of this Annual Report. The Company will adopt SFAS No. 123R starting on January 1, 2006 as required. Based on options outstanding and unvested at December 31, 2005, we expect our future expense related to stock options to be immaterial.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt SFAS No. 151 starting on January 1, 2006 as required. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior period’s financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial statements.

2. RESTATEMENT OF FINANCIAL STATEMENTS

The Company restated its consolidated financial statements for the years 2003 and 2004 (the “Restatement”). The determination to restate these financial statements was made after errors were discovered in May, 2005. In addition, certain disclosures in other notes to the Company consolidated financial statements have been restated to reflect the Restatement adjustments. In the Restatement, the Company has:

•	Corrected the accounting for certain research and development expenditures that were erroneously capitalized to the balance sheet by recording charges to the statement of operations.

•	Reversed amortization expense related to the erroneously capitalized research and development expenditures.

•	Adjusted income tax reserves as a function of the impact on pre-tax income relating to the correction of accounting for certain research and development expenditures noted above.

The Restatement narrative below includes only the 2003 and 2004 audited amounts as well as the impact of prior period Restatement amounts on beginning retained earnings at January 1, 2003.

The Restatement reduced the Company’s earnings before income taxes for 2002 and 2003 by $314,000 and $98,000, respectively. For 2004, the Restatement increased our earnings before income taxes by $49,000.

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

The impact of the Restatement on the consolidated statements of operations for these periods is shown on the accompanying table. The quarterly impact of the Restatement for 2003 and 2004 is presented in the note, “Supplementary Quarterly Data.”

The Restatement decreased beginning retained earnings for the year ended December 31, 2001 presented on our consolidated statements of stockholders’ equity from $23,297,000 as previously reported to $23,004,000 as restated. This $293,000 decrease, net of tax of $127,000 represented the cumulative impact of restating 2000 and 2001 for the accounting errors described above.

The Restatement had no impact on historical cash balances. For 2003 the Restatement decreased net cash provided by operating activities by $418,000 with an offsetting reduction in cash used in investing activities of $418,000. For 2004 the Restatement decreased net cash provided by operating activities by $118,000 with an offsetting reduction in cash used in investing activities of $118,000.

The following tables present the effect of the Restatement on the consolidated statements of operations (in thousands except for per share data).

	For the Year Ending December 31, 2004

	As Presented	Adjustment	Restated

Sales, net	$35,183	$—	$35,183

Cost of sales	27,314	(193)	27,121

Gross profit	7,869	193	8,062

Operating expenses:
Selling expense	3,934	—	3,934
General and administrative expense	5,482	15	5,497
Impairment of long term assets	488	—	488
Research and development expense	1,487	129	1,616

Total operating expenses	11,391	144	11,535

Gain on sale of asset	3,110	—	3,110

Operating loss	(412)	49	(363)

Interest expense	(465)	—	(465)
Interest income	2	—	2
Other (income) expense, net	(61)	—	(61)

Loss from continuing operations before income taxes, discontinued operations and change in accounting principle	(814)	49	(765)
Income tax expense	1,144	(4)	1,140

Loss from continuing operations before discontinued operations and change in accounting principle	(1,958)	53	(1,905)
Income from discontinued operations, net of income taxes	1,369	—	1,369
Extraordinary gain from discontinued operations	684	—	684

Net income (loss)	$95	$53	$148

Basic earnings (loss) per share:
Continuing operations	$(.38)	$.01	$(.37)
Discontinued operations	.27	—	.27
Extraordinary gain from discontinued operations	.13	—	.13

Net income (loss)	$.02	$.01	$.03

Diluted income (loss) per share:
Continuing operations	$(.38)	$.01	$(.37)
Discontinued operations	.27	—	.27
Extraordinary gain from discontinued operations	.13	—	.13

Net income (loss)	$.02	$.01	$.03

	For the Year Ending December 31, 2003

	As Presented	Adjustment	Restated

Sales, net	$36,202	$—	$36,202

Cost of sales	27,985	(347)	27,638

Gross profit	8,217	347	8,564

Operating expenses:

Selling expense	3,649	—	3,649
General and administrative expense	5,222	37	5,259
Impairment of long term assets	379	—	379
Research and development expense	1,763	408	2,171

Total operating expenses	11,013	445	11,458

Operating loss	(2,796)	(97)	(2,893)
Interest expense	(533)	—	(533)
Interest income	8	—	8
Other (income) expense, net	129	—	129

Loss from continuing operations before income taxes and discontinued operations	(3,450)	(97)	(3,547)
Income tax expense (benefit)	511	(26)	485

Loss from continuing operations before discontinued operations	(3,961)	(71)	(4,032)
Loss from discontinued operations, net of income taxes	(1,013)	—	(1,013)

Net income (loss)	$(4,974)	$(71)	$(5,045)

Basic earnings (loss) per share:
Continuing operations	$(.77)	$(.01)	$(.78)
Discontinued operations	(.20)	—	(.20)

Net income (loss)	$(.97)	$(.01)	$(.98)

Diluted income (loss) per share:
Continuing operations	$(.77)	$(.01)	$(.78)
Discontinued operations	(.20)	—	(.20)

Net income (loss)	$(.97)	$(.01)	$(.98)

The following tables present the effect of the Restatement on the consolidated balance sheet for December 31, 2004 (in thousands).

	December 31, 2004

	As Presented	Adjustment	Restated

Assets
Cash	$246	—	$246
Restricted cash	450	—	450
Accounts receivable	4,997	—	4,997
Inventories	4,288	—	4,288
Refundable income tax	—	46	46
Other current assets	379	—	379
Assets of discontinued operations	6,834	—	6,834

Total current assets	17,194	46	17,240

Property, plant and equipment
Land	171	—	171
Buildings and improvements	1,733	—	1,733
Machinery and equipment	26,498	(863)	25,635

	28,402	(863)	27,539
Less accumulated depreciation	(20,402)	141	(20,261)

Net property, plant and equipment	8,000	(722)	7,278

Goodwill	5,265	—	5,265
Other assets, net	1,261	(104)	1,156

Total assets	$31,720	$(781)	$30,939

Liabilities and Shareholders’ Equity
Current liabilities
Notes Payable	$3,740	—	$3,740
Checks written in excess of cash	665	—	665
Current maturities of long-term debt	1,458	—	1,458
Accounts payable	2,212	—	2,212
Federal, state and foreign income taxes	179	(179)	—
Customers’ advance payments on contracts	75	—	75
Liabilities of discontinued operations	4,267	—	4,267
Other accrued liabilities	2,639	—	2,639

Total current liabilities	15,235	(179)	15,056

Other post-retirement benefit obligations	2,710	—	2,710
Deferred income taxes	144	—	144
Accrued pension liability	901	—	901

Shareholders’ equity
Common shares	5,645	—	5,645
Additional paid-in capital	12,026	—	12,026
Accumulated deficit	(3,136)	(545)	(3,681)
Accumulated other comprehensive loss	(540)	(57)	(597)

	13,995	(602)	13,393

Less: treasury stock	(1,265)	—	(1,265)

Total shareholders’ equity	12,730	(602)	12,128

Total liabilities and shareholders’ equity	$31,720	$(781)	$30,939

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

The following table shows the results of operations of Deuer:

Year ended December 31,	2003

(in thousands)
Sales, net	$8,522
Operating costs and expenses	8,520

Operating income	2
Other income, net (including gain on sale)	1,491

Income before income taxes	1,493
Income tax benefit	(6)

Net income from discontinued operations	$1,499

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

Primary Custom-Engineered Furnace Business – In the fourth quarter of 2002, the Company disposed of the assets held by Selas SAS (Paris, France), together with the stock of its subsidiary, Selas U.K. (Derbyshire, United Kingdom). These subsidiaries formed the Company’s large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces designed by this division were custom-engineered to meet customer specific requirements. The purchase price was approximately $645,000 above the net asset value at the time of sale, and the $645,000 was paid at closing in 2002. The buyer assumed the underlying liabilities. In addition, the purchaser acquired a receivable of $1.5 million (€1,290,000) representing 85 percent of a receivable due on a completed construction contract. The Company agreed to repurchase that portion of the receivable that was not collected by May 2003. During 2003, the following was determined:

-	Liabilities assumed by the buyer exceeded assets by approximately $548,000;
-	Selas SAS collected approximately $489,000 from assets sold to the buyer, but did not remit these funds to the buyer prior to its insolvency; and
-	Selas SAS collected $350,000 on the receivable assumed by the purchaser, but did not remit the funds to the buyer prior to insolvency.

As a result of these events, including the insolvency of the Company’s French subsidiary, the Company agreed to a settlement with the buyer pursuant to which the Company agreed to pay approximately $2,540,000 (€2,180,000) to the buyer, payable in an initial installment of $466,000 (€400,000) plus monthly installment of approximately $125,000 per month (€100,000). The December 31, 2003, balance sheet reflected a net outstanding liability of $796,000 related to the above matter. The Company paid this liability in 2004, and the receivable on the aforementioned construction contract has been collected. As of December 31, 2005, no additional liability related to this matter exists.

Small Furnace Business – In July 2003, the Company’s subsidiary Selas SAS, filed insolvency in France and is under the control of a French insolvency court administrator. Selas SAS and its subsidiaries constituted the Company’s small furnace business. Because Selas SAS and its subsidiaries are no longer under the control of the Company, their results of operations are excluded from the continuing operations and the historical financial information has been reclassified to reflect these subsidiaries as discontinued operations

Burners and Components Business – In 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment and has classified it as a discontinued operation. This segment consisted of the operating assets of Selas Corporation of America located in Dresher, Pennsylvania, Nippon Selas located in Tokyo, Japan and Selas Waermetechnik in Ratingen, Germany. In the third quarter of 2004, Selas Corporation of America reacquired Selas Waermetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003 (Note 4). The Company recorded an extraordinary gain of approximately $684,000 on the reacquisition of Selas Waermetechnik, GmbH (Note 4). In the first quarter of 2005, the Company sold the remainder of its Heat Technology segment. The total purchase price was approximately $3.5 million, subject to adjustment, of which approximately $2.7 million was paid in cash and $800,000 was paid in the form of a unsecured subordinated promissory note. The note is payable in twelve quarterly installments commencing on April 1, 2006 and bears 8 percent per annum on the outstanding principal balance. The Company has set-up an allowance for the note of $296,000.

The following table shows the results of operations of the Company’s Heat Technology segment:

	Year ended December 31,

	2005	2004	2003

	(in thousands)
Sales, net	$2,128	$9,732	$18,370
Operating costs and expenses	1,648	8,263	19,154

Operating income (loss)	480	1,469	(784)
Other expense, net (including loss on abandonment)	218	(10)	(3,054)

Income (loss) from operations before income tax (benefit)	698	1,459	(3,838)
Income tax expense (benefit)	(69)	90	(1,326)

Net income (loss) from discontinued operations before extraordinary gain	767	1,369	(2,512)
Extraordinary gain	—	684	—

Net income (loss) from discontinued operations	$767	$2,053	$(2,512)

The following table shows the component assets and liabilities of the Heat Technology business segment:

	December 31,

	2005	2004

	(dollars in thousands)
Current assets	$—	$6,479
Property plant and equipment, net	—	216
Other assets	—	139

Total assets	$—	$6,834

Current liabilities	$—	$2,422
Other liabilities	—	1,845

Total liabilities	$—	$4,267

Certain notes to these consolidated financial statements have been restated to reflect the Company’s presentation of what constitutes its discontinued operations.

4. ACQUISITIONS

In the third quarter of 2004, the Company reacquired Selas Wärmetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003. Since that time Selas Wäermetechnik GmbH was under the control of a French court administrator. The Company owned the rights to the Selas name and the technology for the European market. This enabled the Company to reacquire the subsidiary for the minimal amount of $10,500 and record an extraordinary gain within discontinued operations of approximately $684,000 on the acquisition. The components of the gain are illustrated in the following table.

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

On October 6, 2005, our subsidiary, RTI Electronics, Inc., acquired the assets of Amecon Inc. Amecon is primarily engaged in the research, development, manufacture, marketing and sale of toroidal power and low voltage instrument transformers, current sense transformers and filter inductors, magnetic amplifiers, AC/DC load sensors. The purchase price for the assets was $1,241,000 (after adjustment pursuant to the asset purchase agreement) and required a $10,000 initial deposit and $240,000 payment made at the time of closing. The unpaid balance of $862,000 at December 31, 2005 will be paid in four equal annual installments beginning on October 6, 2006. The unpaid balance is unsecured and bears interest at an annual rate of 5%, which shall be payable annually with each principal payment. The assets acquired included $273,000 of inventory, $478,000 of fixed assets and $490,000 of goodwill based on fair value at the date of purchase. The goodwill is deductible for tax purposes. The Company accounted for Amecon Inc., using the purchase method of accounting which requires that the assets acquired and any liabilities assumed to be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect Amecon Inc. after the acquisition and are not restated. The cost to acquire the business was allocated to the underlying assets acquired. The acquisition expands the microminiature business of the Company with manufacturing of toroidal power and low voltage instrument transformers, current sense transformers and filter inductor, magnetic amplifiers, AD/DC load sensors. The excess of the purchase price over identifiable assets was recorded as goodwill. The pro forma results of operations as if the Amecon Inc. purchase occurred on January 1, 2003 are not material.

5. GEOGRAPHIC INFORMATION

The geographical distribution of long-lived assets and net sales to geographical areas for the years ended December 31, 2005, 2004 and 2003 are set forth below:

Long-lived Assets

	2005	2004 Restated	2003 Restated

United States	$12,075,118	$13,041,036	$14,624,054
Other	550,516	658,072	679,248

Consolidated	$12,625,634	$13,699,108	$15,303,302

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

Net Sales to Geographical Areas

	2005	2004	2003

United States	$30,550,130	$23,016,596	$23,114,839
Germany	3,338,149	2,299,733	1,921,226
Japan	1,502,430	2,045,673	2,180,837
China	1,310,064	1,332,322	694,265
Singapore	1,294,019	1,225,414	1,735,565
Switzerland	1,157,116	886,183	834,585
Canada	835,732	862,588	1,684,001
United Kingdom	793,079	862,314	854,302
Hong Kong	427,287	643,628	546,602
France	259,790	201,369	149,000
All other countries	2,987,455	1,806,792	2,485,942

Consolidated	$44,455,251	$35,182,612	$36,201,164

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to various countries in Europe and in the Asian Pacific.

In 2005 and 2004 no one customer accounted for more than 10 percent of the Company’s consolidated net sales. During 2005 the top five customers accounted for approximately $15 million or 35 percent of the Company’s consolidated net sales. During 2004 the top five customers accounted for approximately $12 million or 34 percent of the Company’s consolidated net sales. In 2003, Sonic Innovations, one of the Company’s hearing-health customers accounted for $4.5 million or 12.4 percent of the Company’s consolidated net sales.

In 2005 one customer accounted for 20 percent of the Company’s consolidated accounts receivable. In 2004 no one customer accounted for more than 10 percent of the Company’s consolidated accounts receivable.

6. GOODWILL

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which sets forth new financial and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized but tested for impairment on a periodic basis.

In conjunction with the acquisition of Amecon Inc., on October 6, 2005 approximately $490,000 of goodwill was recognized.

The Company performed the required goodwill impairment test during the years ended December 31, 2005, 2004, and 2003. As part of compliance with this standard, the Company obtained an independent appraisal to assess the fair value of its business units to determine whether goodwill carried on its books was impaired and the extent of such impairment, if any for the years ended December 31, 2005, 2004, and 2003. For each year, the independent appraisal used the discounted future returns method; future benefits over a period of time are estimated and then discounted back to present value. Based upon this independent appraisal, the Company determined that its current goodwill balances were not impaired as of December 31, 2005 and 2004.

7. INVENTORIES

Inventories consisted of the following:

	Raw materials	Work-in process	Finished products and components	Total

December 31,

2005
Domestic	$2,854,064	$1,103,986	$1,130,021	$5,088,071
Foreign	1,094,266	662,167	105,739	1,862,172

Total	$3,948,330	$1,766,153	$1,235,760	$6,950,243

2004
Domestic	$1,635,079	$668,059	$863,320	$3,166,458
Foreign	605,115	340,647	175,423	1,121,185

Total	$2,240,194	$1,008,706	$1,038,743	$4,287,643

8. Short and Long-Term Debt

Short and long-term debt at December 31, 2005 and 2004 were as follows:

	2005	2004

Domestic Asset-Based Revolving Credit Facility	$3,753,597	$3,171,447
Foreign Overdraft and Letter of Credit Facility	764,825	568,946
Domestic Term Loans (Real Estate Based in 2005)	1,450,146	1,458,470
Domestic Capital Equipment Leases	239,144	—

Total Long Term Debt	6,207,712	5,198,863

Less: Current maturities	(888,531)	(5,198,863)

Total Long Term Debt	$5,319,181	$—

	Payments Due by Period

	2006	2007	2008	2009	2010	Thereafter	Total

Domestic credit facility	$—	$—	$3,753,597	$—	$—	$—	$3,753,597
Domestic term loans	123,417	123,417	1,203,312	—	—	—	1,450,146
Foreign overdraft and letter of credit facility	695,021	41,235	28,569	—	—	—	764,825
Capital leases	70,093	74,985	41,878	41,343	10,845	—	239,144

Total long-term debt	$888,531	$239,637	$5,027,356	$41,343	$10,845	$—	$6,207,712

The Company has a series of loan facilities available including a $5,500,000 domestic asset-based revolving credit facility supported by a borrowing base, to mature on August 31, 2008 with annual interest computed at the greater of 5.25%, or 0.5% over prime (8.0% as of December 31, 2005). The Company also has a $1,500,000 domestic real estate term loan supported by the Company’s Vadnais Heights, MN manufacturing facility, amortized on a 12-year schedule, to mature on August 31, 2008 with annual interest computed at the greater of 5.25%, or 0.75% over prime (8.25% as of December 31, 2005). The Company also has an unutilized $1,000,000 domestic equipment term loan which is collateralized by the assets. The loan is amortized on a five-year schedule, to mature on August 31, 2008 with annual interest computed at the greater of 5.25%, or 0.75% over prime. The domestic asset-based revolving facility carries a commitment fee of 0.25% per annum, payable on the unborrowed portion of the line. Additionally, the entire package of credit lines carries with it an annual fee of $27,500 due on August 31, 2006, 2007, and 2008.

The $8,000,000 domestic program ($5,500,000 revolver, $1,500,000 real estate, and $1,000,000 equipment line) also provides for one-, three- and six-month London Interbank Offered Rate (LIBOR) interest rate options at the applicable LIBOR rate plus 3.25% for the revolver, or 3.50% for the term loans.

In addition to the Company’s domestic facilities, the Company’s operation in Singapore maintains an overdraft and letter of credit facility. The facility is secured and with annual interest computed at approximately 6.5 percent. As of December 31, 2005, the overdraft and letter of credit facility has an outstanding balance of $764,825.

At December 31, 2005 the Company was in compliance with all terms and covenants of the agreements in all of its credit facilities. The outstanding balance of the revolving credit facilities was $3,753,597 and $3,171,447 at December 31, 2005 and 2004, respectively.

The terms of the domestic loan agreements require monthly interest payments on the revolving line with a balloon payment due at the end of the loan, and monthly interest and principal payments on the real estate and equipment lines consistent with their respective 12-year and five-year amortization periods.

The Company’s ability to pay the principal and interest on its indebtedness as it comes due will depend upon its current and future performance. The Company’s performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control.

The Company believes that funds expected to be generated from operations, the available borrowing capacity through our revolving credit loan facilities, and the control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through April 2007. If, however, the Company does not generate sufficient cash from operations, or if it incurs additional unanticipated liabilities, the Company may be required to seek additional financing or sell equity on terms which may not be as favorable as it could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that the Company will be able to negotiate acceptable terms. In addition, the Company’s access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as its own financial condition. While management believes that the Company will meet its liquidity needs through April 2007, no assurance can be given that the Company will be able to do so.

During 2005, the Company entered into several capital lease agreements to fund the acquisition of machinery and equipment. The total principal amount of these leases is $314,000 with an effective interest rates ranging from 6.7 to 8.0 percent. These agreements range from 3 to 5 years. The outstanding balance at December 31, 2005 was $239,000.

Credit Facilities

On August 31, 2005, the Company’s wholly-owned subsidiaries Resistance Technology, Inc. and RTI Electronics, Inc. (the “Borrowers”) entered into a senior secured credit agreement with Diversified Business Credit, Inc. (the “Agreement”), and related Term Loan Supplement (Real Estate) and Term Loan Supplement (Equipment). In connection with the Agreement, on August 31, 2005, the Company also entered into a security agreement and a guaranty by corporation with Diversified Business Credit, Inc. whereby the Company guaranteed the full amount that the Borrowers may owe Diversified Business Credit, Inc. Under these agreements, the Company and the Borrowers granted Diversified Business Credit, Inc. a security interest in substantially all of their assets. In addition, Resistance Technology, Inc. granted a mortgage on its Vadnais Heights, Minnesota facility.

The Agreement has a term of three years. The Agreement provides for the following:

•	$5.5 million asset-backed revolving credit facility supported by a monthly borrowing base;

•	$1.5 million real estate term loan amortized on a 12-year schedule; and

•	$1.0 million equipment term loan amortized on a five-year schedule.

The domestic revolving credit facility bears interest at 0.5% over the prime rate or, at the option of the Borrower, subject to certain exceptions, the London InterBank Offered Rate (“LIBOR”) plus 3.25%, provided that in no event will the rate be less than 5.25%. The domestic term loans bear interest at 0.75% over the prime rate or, at the option of the Borrower, subject to certain exceptions, LIBOR plus 3.50%, (8.0% at December 31, 2005) provided that in no event will the rate be less than 5.25%. Notwithstanding the foregoing, interest paid on advances for each twelve month period may never be less than $100,000. Under the Agreement, an unused line fee at the rate of 0.25% per annum on the daily average unused amount of the revolving credit facility is due and payable monthly in arrears on the first day of the month. In addition, the Borrowers must pay an annual fee equal to the greater of $27,500 or one-half percent of the maximum amount permitted to be borrowed under the revolving credit facility. In addition, if the facility is terminated by the Borrowers prior to the end of the term, the Borrowers will also be required to pay a termination fee equal to 3% (if terminated before the first anniversary of the facility), 2% (if terminated before the second anniversary of the facility) and 1% (if terminated before the third anniversary of the facility), respectively, of the total of the maximum amount available under the revolving credit facility plus the amounts then outstanding under the terms loans.

The domestic revolving credit facility requires monthly interest payments with a balloon payment at maturity. The real estate term loan requires monthly principal payments of $10,285, with any balance due on August 31, 2008. The equipment term loan requires monthly principal payments based on a assumed amortization period of 60 months, with any balance due on August 31, 2008.

The outstanding balance on the real-estate term loan was approximately $1,450,000 and $1,458,000 at December 31, 2005 and December 31, 2004, respectively.

Under the Agreement, without the prior written consent from Diversified Business Credit, Inc., the Company and the Borrowers are restricted or limited, except as otherwise permitted in the Agreement, from, among other things: becoming or remaining liable in any manner with respect of indebtedness or contractual liability; declaring or paying any cash dividends (except that Borrowers may declare and pay dividends to the Company as described in the Agreement), purchasing or redeeming any of its capital stock or otherwise distributing any property on its capital stock; creating, expending or contracting to expend, in any one calendar year, with respect to the Borrowers collectively, more than $2.0 million in the aggregate, or more than $250,000 in any one transaction, for the lease, purchase or other acquisition of any capital asset, or for the lease of any other asset whether payable currently or in the future; selling, leasing or otherwise disposing of any collateral (as defined in the agreement) or all or any substantial part of its property; consolidating or merging with any other corporation or acquiring stock of any corporation or entering into any other partnership or joint venture; substantially alter the nature of the business in which it is engaged; permitting any breach, default or event of default to occur under any note, loan, agreement or other contractual obligation binding the Borrowers; or amending governing documents.

In the case of an event of default (as defined in the Agreement), unless waived by Diversified Business Credit, Inc., Diversified Business Credit, Inc., by notice, may terminate the Agreement and declare the Borrowers’ obligations under the Agreement due and payable. Diversified Business Credit, Inc. may also in accordance with the Agreement and the law, exercise and enforce any and all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including, without limitation, the right to take possession of the collateral (as defined in the Agreement). Upon the occurrence of any default, Diversified Business Credit, Inc. can suspend the making of advances until the default has been cured or waived. All obligations will be immediately and automatically due and payable, without further act or condition, if any cause under the United States Bankruptcy Code is commenced voluntarily by any Borrower, guarantor (as defined in the Agreement and includes the Company) or involuntary against any Borrower or guarantor. Events of default include, among other things, the failure to maintain certain financial covenants or insurance coverage, the failure to make payment of any obligation due under the Agreement or the occurrence of a default under any bond, debenture, note or other evidence of material indebtedness of any Borrower or guarantor owed to any person or entity other than Diversified Business Credit, Inc., or under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed, or under any material lease or other contract, and the expiration of the applicable period of grace, if any, specified in such evidence of indebtedness, indenture, other instrument, lease or contract.

On August 15, 2005, the Company’s wholly-owned subsidiary, RTI Tech, PTE LTD., entered into an international senior secured credit agreement with Oversea-Chinese Banking Corporation Ltd. that provides for a $2.0 million line of credit. Borrowings bear interest at a rate of 6.47%. This facility will be reviewed annually to determine whether it will be renewed. The outstanding balance was $764,825 and $568,946 at December 31, 2005 and 2004, respectively.

9. OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2005, and 2004 were as follows:

	2005	2004

Salaries, wages and commissions	$1,414,749	$1,889,769
Taxes, including payroll withholdings and excluding income taxes	56,066	45,112
Accrued severance benefits	25,000	100,000
Accrued professional fees	179,336	230,756
Current portion of note payable	215,511	—
Deferred revenue	159,900	—
Other	559,912	373,252

	$2,610,474	$2,638,889

10. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) were comprised as follows:

	Years ended December 31,

	2005	2004 Restated	2003 Restated

Current
Federal	$223,028	$45,433	$(709,294)
State	6,396	5,500	6,521
Foreign	286,176	183,248	39,632

	515,600	234,181	(663,141)

Deferred
Federal	(106,177)	890,230	510,318
State	—	—	556,962
Foreign	—	15,386	80,460

	(106,177)	905,616	1,147,740

Income taxes	$409,423	$1,139,797	$484,599

Income (loss) from continuing operations before income taxes is as follows:
Foreign	$1,166,891	$663,685	$373,595
Domestic	3,989	(1,429,125)	(3,908,538)

	$1,170,880	$(765,440)	$(3,547,786)

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

	Years ended 31

	2005	2004 Restated	2003 Restated

Tax provision at statutory rate	34.0%	34.0%	34.0%
Change in valuation allowance	(24.0)	(187.0)	(48.7)
Effect of foreign tax rates	20.0	3.5	.1
State taxes net of federal benefit	.6	(.6)	(.2)
Tax benefits related to export sales	(1.0)	3.6	1.6
Other	5.4	(2.4)	(.4)

Domestic and foreign income tax rate	35.0%	(148.9)%	(13.6)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005, and 2004 are presented below:

	2005	2004

Deferred tax assets:
Net operating loss carry forwards	$6,534,206	$5,811,346
Post-retirement benefit obligations	663,079	1,143,141
Goodwill amortization	—	566,462
State income taxes	605,554	605,554
Inventory reserves	770,895	497,244
Guarantee obligations and estimated future costs of service accruals	35,689	85,996
Compensated absences, principally due to accrual for financial reporting purposes	175,271	154,713
Other	180,725	180,206

Total gross deferred tax assets	8,965,419	9,044,662
Less: valuation allowance	8,593,829	8,317,505

Net deferred tax assets	371,590	727,157

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation and capitalized interest	(409,315)	(609,315)
Other	—	(261,744)

Total gross deferred tax liabilities	(409,315)	(871,059)

Net deferred tax assets (liabilities)	$(37,725)	$(143,902)

Domestic and foreign deferred taxes were comprised as follows:

December 31, 2005	Federal	State	Foreign	Total

Current deferred asset	$—	$—	$—	$—
Non-current deferred asset (liability)	—	—	(37,725)	(37,725)

Net deferred tax asset (liability)	$—	$—	$(37,725)	$(37,725)

December 31, 2004	Federal	State	Foreign	Total

Current deferred asset	$—	$—	$—	$—
Non-current deferred asset (liability)	—	—	(143,902)	(143,902)

Net deferred tax asset (liability)	$—	$—	$(143,902)	$(143,902)

The net change in the total valuation allowance for the year ended December 31, 2005 was an increase of approximately $275,000. The valuation allowance is maintained against deferred tax assets which the Company has determined are not likely to be realized. In addition, the Company has net operating loss carryforwards for Federal tax purposes of approximately $18.7 million that begin to expire in 2022. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets or realization of net operating loss carryforwards will be reported in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, historical taxable income including available net operating loss carryforwards to offset taxable income, and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2005.

11. EMPLOYEE BENEFIT PLANS

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2005, 2004 and 2003 was $253,568, $267,796 and $277,378, respectively.

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

The following table presents the amounts recognized in the Company’s consolidated balance sheet at December 31, 2005 and 2004 for post-retirement medical benefits:

	2005	2004

Change in Projected Benefit Obligation
Projected benefit obligation at January 1	$1,921,633	$2,142,274
Service cost (excluding administrative expenses)	8,899	25,246
Interest cost	91,948	110,231
Settlement	(353,319)	—
Actuarial (gain) loss	—	(177,901)
Benefits paid	(178,412)	(178,217)

Projected benefit obligation at December 31	1,490,749	1,921,633

Change in Fair Value of Plan Assets
Employer contribution	178,412	178,217
Benefits paid	(178,412)	(178,217)

Fair value of plan assets at December 31	—	—

Funded status	1,490,749	1,921,633
Unrecognized net actuarial gain (loss)	(26,190)	(42,760)
Unrecognized prior service cost	—	(745,713)

Accrued post-retirement benefit cost	$1,516,939	$2,710,106

Accrued post-retirement medical benefit costs are classified as other post-retirement benefit obligations as of December 31, 2005 and 2004.

Net periodic post-retirement medical benefit costs for 2005, 2004 and 2003 include the following components:

	2005	2004	2003

Service cost	$8,899	$25,246	$25,461
Interest cost	91,948	110,231	131,506
Amortization of unrecognized prior service cost	(24,857)	(74,571)	(71,575)
Curtailment	(1,090,746)	—	—

Net periodic post-retirement medical benefit cost	$(1,014,756)	$60,906	$85,392

The $1.1 million curtailment primarily related to the sale of our Heat Technology business. As part of the March 31, 2005 asset purchase agreement the Company was required to maintain the post retirement medical plan for all retired eligible participants, but was able to eliminate from the plan those employees not participating at the time of the asset purchase. This charge was included in discontinued operations.

For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2005; the rate was assumed to decrease gradually to 5% by the year 2010 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement medical benefit obligation as of December 31, 2005 by $134,167 and the aggregate of the service and interest cost components of net periodic post-retirement medical benefit cost for the year ended December 31, 2005 by $7,715.

The assumptions used years ended December 31 were as follows:

	2005	2004

Annual increase in cost of benefits	10.00%	10.00%
Discount rate used to determine year-end obligations	5.75%	5.75%
Discount rate used to determine year-end expense	5.75%	6.00%

The following benefit payments, which reflect expected future service, are expected to be paid:

2006	$175,000
2007	$180,000
2008	$180,000
2009	$185,000
2010	$185,000
Years 2011 – 2015	$940,000

The Company provides retirement related benefits to former executive employees and to certain employees of foreign subsidiaries. The liabilities established for these benefits at December 31, 2005 and 2004 are illustrated below.

	2005	2004

Current portion	$90,656	$104,861
Long term portion	633,818	795,852

Total liability at December 31	$724,474	$900,713

12. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company’s foreign operations is the currency of the country in which the entity resides; such currencies are the European euro, and the Singapore dollar. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders’ equity, net of tax, where appropriate. As a result of the insolvency of the Company’s French subsidiary Selas SAS, a considerable amount of Euro denominated debt, has been recorded by the parent company. This debt is adjusted as of the balance sheet date to reflect fluctuations in the Euro exchange rate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. This debt was refinanced in 2004, as a result, as of December 31, 2004 the Company no longer has any Euro denominated debt. Foreign currency transaction amounts included in the statements of operation include a gain of $3,000 in 2005, $14,000 in 2004 a loss of $141,000 in 2003.

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

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average Exercise Price

Outstanding at December 31, 2002	711,550	$5.48
Options forfeited	(93,400)	7.34
Options expired	(151,250)	5.32
Options granted	75,000	3.05

Outstanding at December 31, 2003	541,900	$4.86
Options forfeited	(127,000)	3.07
Options granted	246,000	2.70

Outstanding at December 31, 2004	660,900	$4.40
Options forfeited	(107,900)	3.53
Options expired	(30,000)	5.35
Options granted	227,500	2.75
Options exercised	(20,600)	2.35

Outstanding at December 31, 2005	729,900	$3.98

Exercisable at December 31, 2003	321,005

Exercisable at December 31, 2004	380,215

Exercisable at December 31, 2005	389,400	$5.06

Available for future grant at January 1, 2005	1,489,100

Available for future grant at December 31, 2005	1,399,500

The weighted-average per share fair market value of options granted was $1.77, $2.22, and $1.67, in 2005, 2004, and 2003, respectively, using the Black-Scholes option-pricing model. For more information on the assumptions used in the Black-Scholes option-pricing model, refer to note 1, “Stock Option Plan”.

The following summarizes information about the Company’s stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding At 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/05	Weighted Average Exercise Price

$0 – 3.00	449,000	8.49	$2.41	143,500	$2.30
$3.01 – 4.40	127,400	4.68	$3.24	122,400	$3.22
$4.41 – 5.80	30,000	9.75	$5.55	—	—
$8.60 – 20.00	123,500	1.10	$10.08	123,500	$10.08

	729,900	6.63	$3.98	389,400	$5.06

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations (in thousands, except for per share data).

	2005				2004 (a)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter Restated	Second Quarter Restated	Third Quarter Restated	Fourth Quarter Restated

Sales, net	$9,786	$11,601	$11,896	$11,171	$9,338	$8,354	$8,524	$8,965

Gross profit	2,382	3,411	2,907	2,901	2,421	2,058	1,675	1,908

Income (loss) from continuing operations net of tax	(254)	673	174	167	(714)	1,359	(975)	(1,576)
Income (loss) from discontinued operations net of tax (b)	464	(356)	(49)	709	(79)	609	286	554
Extraordinary gain from discontinued operations	—	—	—	—	—	—	684	—
Net income (loss)	210	317	125	876	(793)	1,968	(5)	(1,022)

Income (loss) per share (c):
Basic income (loss) per share
Continuing operations	$(.05)	$.13	$.03	$.03	$(.14)	$.26	$(.19)	$(.31)
Discontinued operations	.09	(.07)	(.01)	.14	(.02)	.12	.06	.11
Extraordinary gain from discontinued operations	—	—	—	—	—	—	.13	—
Net income (loss)	$.04	$.06	$.02	$.17	$(.16)	$.38	$—	$(.20)

Diluted income (loss) per share
Continuing operations	$(.05)	$.13	$.03	$.03	$(.14)	$.26	$(.19)	$(.31)
Discontinued operations	.09	(.07)	(.01)	.13	(.02)	.12	.06	.11
Extraordinary gain from discontinued operations	—	—	—	—	—	—	.13	—
Net income (loss)	$.04	$.06	$.02	$.16	$(.16)	$.38	$—	$(.20)

a)

The effect of the Restatement on the Company’s quarterly income from continuing operations net of tax and the Company’s quarterly net income for 2004 was $11,000 for the first quarter; ($29,000) for the second quarter; ($6,000) for the third quarter; and $77,000 for the fourth quarter. The effect of the Restatement for 2003 was ($45,000) for the first quarter; $19,000 for the second quarter; ($68,000) for the third quarter; and $24,000 for the fourth quarter.

b)

The Company reclassified its Heat Technology business, as discontinued operations in the fourth quarter of 2004; this includes the burners and components portion of the business which the Company sold in the first quarter of 2005. The Company’ Tire Holders, Lifts and Related Products business was also included in discontinued operations until it was sold in July 2003. Accordingly, the historical financial information has been reclassified. See note 3 to the consolidated financial statements. In the fourth quarter of 2005 the Company had a significant gain from discontinued operations related to the Post Retirement Plan for Selas. As part of the March 31, 2005 asset purchase agreement the Company was required to maintain the post retirement medical plan for all retired eligible participants, but was able to eliminate from the plan those employees not participating at the time of the asset purchase. See note 11 to the consolidated financial statements

c)

Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

15. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share:

	2005			2004			2003

	Income Numerator	Shares Denominator	Per Share Amount	Loss Numerator	Shares Denominator	Per Share Amount	Loss Numerator	Shares Denominator	Per Share Amount

Basic income (loss) per share

Income (loss) available to common shareholders	$1,528,687	5,135,348	$.30	$147,826	5,129,214	$.03	$(5,045,322)	5,124,433	$(.98)

Effect of dilutive Securities

Stock options	—	126,143		—	2,627		—	—

Diluted income (loss) per share	$1,528,687	5,261,491	$.29	$147,826	5,131,841	$.03	$(5,045,322)	5,124,433	$(.98)

The Company excluded stock options of 153,500, 367,800, 348,300, in 2005, 2004, and 2003, respectively, from the computation of the diluted income (loss) per share as their effect would be anti-dilutive. For additional disclosures regarding the stock options, see Note 13.

16. CONTINGENCIES AND COMMITMENTS.

The Company is a defendant along with a number of other parties in approximately 122 lawsuits as of December 31, 2005, (approximately 123 lawsuits as of December 31, 2004) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. Certain carriers have informed the Company that the primary policies for the period August 1, 1970-1973, have been exhausted and that the carriers will no longer provide a defense under those policies. The Company has requested that the carriers substantiate this situation. The Company believes it has additional policies available for other years which have been ignored by the carriers. As settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, the Company believes when settlement payments are applied to these additional policies, the Company will have availability under the years deemed exhausted. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits, to which these insurance carriers are insuring the Company, make the ultimate disposition of these lawsuits not material to the Company’s consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company’s consolidated financial position, liquidity or results of operations.

Total rent expense for 2005, 2004 and 2003 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,035,000, $1,156,000, and $1,096,000, respectively. Remaining rentals payable under such leases are as follows: 2006 - $1,016,000; 2007 - $941,000; 2008 - $819,000; 2009 - $475,000; 2010 - $475,000 and thereafter - $396,000.

On March 30, 2005, the Company entered into an employment agreement with Mark Gorder, the President and Chief Executive Officer of the Company, dated as of December 4, 2004, whereby Mr. Gorder agreed to serve as the Company’s Chief Executive Officer and President. The employment agreement will expire on April 30, 2006, unless further extended by Mr. Gorder and the Company. If Mr. Gorder’s employment is terminated by the Company during the term of the employment agreement for any reason other than for Cause (as defined in the employment agreement) or if he terminates his employment during the term of the employment agreement under circumstances that would constitute an Involuntary Termination (as defined in the Change-of-Control Agreement), then any stock options granted to him which have not been exercised prior to his termination will accelerate and be exercisable in full and any base salary or performance bonus accrued during the remainder of the employment agreement is payable as defined in the agreement.

On December 14, 2004 and April 25, 2005 the Company entered into a change of control or asset sale agreement with Mark Gorder and William Kullback, the Chief Executive Officer and Chief Financial Officer of the Company, respectively. The agreements call for payments of two years base salary and unpaid bonus, if any, to Mr. Gorder and Mr. Kullback should there be a change of control or asset sale as defined in the agreements and Mr. Gorder or Mr. Kullback are not retained for a period of at least one year following such change of control or asset sale. Under the agreements, all stock options granted to Mr. Gorder or Mr. Kullback would vest immediately and be exercisable in accordance with the terms of such stock options. The Company also agreed that if it enters into an agreement to sell substantially all of its assets, it will obligate the buyer to fulfill its obligations pursuant to the agreements. The agreements terminate, except to the extent that any obligation remains unpaid, upon the earlier of termination of Mr. Gorder or Mr. Kullback’s employment prior to a change of control or asset sale for any reason or the termination of Mr. Gorder or Mr. Kullback’ after a change of control or asset sale for any reason other than by involuntary termination as defined in the agreements.

17. RELATED-PARTY TRANSACTIONS

One of the Company’s subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary, including Mark Gorder, the President and Chief Executive Officer of the Company. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total base rent expense incurred under the lease was approximately $368,000 for 2005, $368,000 for 2004, and $336,000 for 2003. Annual lease commitments approximate $368,000 through October 2011.

18. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

	Years ended December 31,

	2005	2004	2003

Interest received	$50,832	$3,091	$7,455
Interest paid	408,133	431,148	507,157
Income taxes paid	91,403	44,070	38,969
Acquisition of assets of Amecon, Inc
Goodwill	489,634	—	—
Inventories	272,575	—	—
Property and equipment	478,195	—	—
Equipment purchased through capital lease obligation	313,919	—	—