Form 10-K, Exhibit 13
period 2006-12-31
INTRICON CORP
filed 2007-03-19
CIK 88790

Exhibit 13

Five-Year Summary of Operations*
(In thousands, except for per share and share data)

Years ended December 31,	2006	2005	2004(a) Restated	2003(a,b) Restated	2002(a) Restated

Sales, net	$51,726	$44,455	$35,183	$36,202	$34,975

Cost of sales	39,304	32,853	27,121	27,638	26,811

Operating expenses	10,455	10,181	11,535	11,457	10,484
Interest expense	499	409	465	533	720
Interest income	(48)	(52)	(2)	(8)	(34)
Gain on sale of asset	—	—	3,110	—	—
Other (income) expense, net	102	(106)	(61)	130	(31)

Income (loss) from continuing operations
before income taxes, discontinued
operations and change in accounting
principle	1,415	1,171	(765)	(3,548)	(2,975)
Income tax expense (benefit)	174	409	1,140	484	(1,160)

Income (loss) from continuing operations
before discontinued operations and change in
accounting principle	1,241	762	(1,905)	(4,032)	(1,815)
Income (loss) from discontinued operations, net of income taxes (Note 3)	(78)	767	1,369	(1,013)	(10,544)
Extraordinary gain from discontinued operations	—	—	684	—	—
Cumulative effect of change in accounting principle	—	—	—	—	(9,428)

Net income (loss)	$1,163	$1,529	$148	$(5,045)	$(21,787)

Basic income (loss) per share:
Continuing operations	$.24	$.15	$(.37)	$(.78)	$(.35)
Discontinued operations	(.01)	.15	.27	(.20)	(2.06)
Extraordinary gain discontinued operations	—	—	.13	—	—
Accounting principle change	—	—	—	—	(1.84)

Net income (loss)	$.23	$.30	$.03	$(.98)	$(4.25)

Diluted income (loss) per share:
Continuing operations	$.23	$.14	$(.37)	$(.78)	$(.35)
Discontinued operations	(.01)	.15	.27	(.20)	(2.06)
Extraordinary gain discontinued operations	—	—	.13	—	—
Accounting principle change	—	—	—	—	(1.84)

Net income (loss)	$.22	$.29	$.03	$(.98)	$(4.25)

Weighted average number of Shares outstanding during year:
Basic	5,159,216	5,135,348	5,129,214	5,124,433	5,119,214

Diluted	5,319,802	5,261,491	5,131,841	5,124,433	5,119,214

Other Financial Highlights*
(In thousands, except for per share data)

Years ended December 31,	2006	2005	2004(a) Restated	2003(a,b) Restated	2002(a) Restated

Working capital (c)	$8,445	$8,185	$2,183	$245	$4,711

Total assets	$34,281	$29,635	$30,939	$34,729	$63,936

Long-term debt	$3,830	$5,319	$—	$—	$2,415

Shareholders’ equity:
Capital stock and additional paid-in capital	$18,046	$17,719	$17,670	$17,670	$17,648
Retained earnings (accumulated deficit)	(990)	(2,152)	(3,680)	(3,828)	1,216
Accumulated other comprehensive loss	(185)	(213)	(597)	(770)	(1,525)

Treasury stock	(1,265)	(1,265)	(1,265)	(1,265)	(1,265)

Total shareholders’ equity	$15,607	$14,089	$12,128	$11,807	$16,074

Depreciation and amortization	$1,849	$2,069	$2,289	$2,387	$2,452

*	See Note 14 to the Company’s consolidated financial statements included herein for quarterly results of operations.

(a)	See note 2 to the Company’s consolidated financial statement included herein for information pertaining to the restatement of earnings.

(b)

For 2003, the Company reclassified the remaining portion of its Heat Technology business, which consisted of the burners and components portion of that business, as discontinued operations. The Company sold this portion of the business in the first quarter of 2005. For 2004 and 2003, the Heat Technology business had revenues of $9.7 and $18.4 million, respectively, with net income of $2.1 million for 2004 and a net loss of $2.5 million for 2003. The Company’s Tire Holders, Lifts and Related Products business that was sold in July 2003 is also included in discontinued operations. For 2003, this segment had revenue of $8.5 million, and net income of $8,000.

(c)	Working capital is equal to current assets less current liabilities.

Stock Performance Graph

The following graph shows the cumulative total return for the last five years, calculated as of December 31 of each such year, for the Common Shares, the Standard & Poor’s 500 Index and the American Stock Exchange Market Value Index. The graph assumes that the value of the investment in each of the three was $100 at December 31, 2001 and that all dividends were reinvested.

Market and Dividend Information

	2006		2005
	Market		Market
	Price Range		Price Range

Quarter	High	Low	High	Low
First	$6.99	$4.05	$2.25	$1.86
Second	7.50	4.82	2.10	1.52
Third	5.40	4.75	6.87	2.03
Fourth	5.49	4.70	6.45	3.70

The closing sale price of the Company’s common shares on March 9, 2007, was $5.95 per share.

At March 9, 2007 the Company had 355 shareholders of record of common shares. Such number of recordholders does not reflect shareholders who beneficially own common stock in nominee or street name.

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

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

We design, develop, engineer and manufacture advanced miniature and micro-miniature medical and electronic products. We have embarked on a strategy to focus on our Precision Miniature Medical and Electronics Products markets for future growth. Consistent with this strategy, the following actions were taken in 2006 and 2005:

Sale of Manufacturing Facility — In June 2006, the Company completed a sale-leaseback of the Vadnais Heights manufacturing facility. The transaction generated proceeds of $2,650,000, of which $1,388,000 was used to repay the associated real estate loan and the remainder to pay down the Company’s domestic revolver. The gain on the sale of $1,045,799 will be recognized over the initial 10-year lease term as the renewal options in the lease are not assured and a penalty does not exist if the Company does not exercise the renewal options.

Investment in HIMPP Partnership – On December 31, 2006, the Company joined the Hearing Instrument Manufacturers Patent Partnership (HIMPP). Members of the partnership include the largest six hearing aid manufacturers as well as several other smaller manufacturers. The purchase price of $1,800,000 includes an equity interest in K/S HIMPP as well as a license agreement that will grant the Company access to over 45 US registered patents. The Company accounted for the K/S HIMPP investment using equity method of accounting for common stock. The investment required a payment of $260,000 to be made at the time of closing. The unpaid principal balance which was $1,540,000 at December 31, 2006, will be paid in five annual installments of $260,000 in 2007 through 2011, with a final installment of $240,000 in 2012. The unpaid balance is unsecured and bears interest at an annual rate of 4%, which shall be payable annually with each installment. The Company is in the process of completing the allocation of the investment in the underlying equity in net assets of HIMPP, therefore the amount recorded as investment is subject to refinement.

Sale of Burners and Components Business – In the first quarter of 2005, we sold the remainder of our Heat Technology segment. The total purchase price was approximately $3.5 million, of which approximately $2.7 million was paid in cash and $800,000 was paid in the form of a subordinated promissory note. This segment consisted of the operating assets and liabilities of our remaining Heat Technology business (Dresher, Pennsylvania), Nippon Selas (Tokyo, Japan) and Selas Wäermetechnik GmbH (Ratingen, Germany). This business was classified as a discontinued operation in 2004. For more detailed information, see Note 3 to the Consolidated Financial Statements included herein.

Acquisition of Amecon Inc. – On October 6, 2005, our subsidiary, RTI Electronics, Inc., acquired the assets of Amecon Inc. (“Amecon”). Amecon is primarily engaged in the research, development, manufacture, marketing and sale of toroidal power and low voltage instrument transformers, current sense transformers and filter inductors, magnetic amplifiers, AC/DC load sensors. The purchase price for the assets was $1,275,000 (after adjustment pursuant to the asset purchase agreement) and required a $10,000 initial deposit and $240,000 payment made at the time of closing. The unpaid principal balance which was $769,080 at December 31, 2006 will be paid in three equal annual installments beginning on October 6, 2007. The unpaid balance is unsecured and bears interest at an annual rate of 5%, which shall be payable annually with each principal payment. The assets acquired included $228,000 of inventory, $516,000 of fixed assets, and $663,000 of goodwill based on fair value at the date of purchase and direct and out-of-pocket acquisition costs. The goodwill is deductible for tax purposes. The Company accounted for the acquisition of Amecon using the purchase method of accounting which requires that the assets acquired and any liabilities assumed to be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect Amecon after the acquisition and are not restated. The cost to acquire the business was allocated to the underlying assets acquired. The acquisition expanded the microminiature business of the Company with manufacturing of toroidal power and low voltage instrument transformers, current sense transformers and filter inductor, magnetic amplifiers, AD/DC load sensors. The excess of the purchase price over identifiable assets was recorded as goodwill.

Reduction of Overhead – In 2004, we experienced weakness in the hearing health markets. The weakness was due to competitive pricing pressures, customer inventory management programs resulting in more just-in-time inventory, as well as unfavorable legislation in the German market reducing the reimbursement amount for the purchase of hearing aids. These factors resulted in both reduced sales and lower product margins. In an effort to return to operating profitability, we took steps in 2004 to reduce our overhead. These steps included the elimination of several management and other support positions, resulting in an annualized savings of over $3 million. In order to support the substantial growth in 2006 and 2005, various investments were made in selling, general and administrative, and research and development areas.

Forward-Looking and Cautionary Statements

Certain statements included in this Annual Report to Shareholders or documents we file with the Securities and Exchange Commission, which are not historical facts, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. These statements may include, but are not limited to:

•

statements in the letter to shareholders, such as our position and focus on our core markets, achievement of a more cost-effective capital structure, ability to take advantage of new business opportunities, expected drivers to enhance profitability, ability to compete, the potential for growth in the medical device outsourcing industry and our products in that industry, the potential for growth in the hearing health market, and potential growth in the broadcast and entertainment markets;

•

statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to the Consolidated Financial Statements” such as net operating loss carryforwards, the ability to meet our cash requirements for operating needs, the ability to meet liquidity needs, assumptions used to calculate future level of funding of employee benefit plans, the adequacy of insurance coverage, and the impact of recent accounting pronouncements and litigation; and

•

statements in our annual report on Form 10-K for the year ended December 31, 2006, in “Business”, Legal Proceedings” and “Risk Factors”, such as our ability to focus on the precision miniature medical and electronics products business markets, the ability to compete, the adequacy of insurance coverage, and potential increase in demand for our products.

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

In addition, forward-looking statements also include the effects of changes in accounting pronouncements, the effects of litigation and the amount of insurance coverage, and statements as to trends or the Company’s or management’s beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this Annual Report to Shareholders, certain risks, uncertainties and other factors can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including, without limitation, the following:

•	the ability to successfully implement our business and growth strategy;
•	risks arising in connection with the insolvency of our former subsidiary Selas SAS, and potential liabilities and actions arising in connection therewith;
•	the volume and timing of orders received by us;
•	changes in estimated future cash flows;
•	ability to collect our accounts receivable;
•	foreign currency movements in markets we service;
•	changes in the global economy and financial markets;
•	changes in the mix of products sold;
•	ability to meet increasing demand;
•	changes in customer requirements;
•	timing and extent of research and development expenses;
•	acceptance of our products;

•	competitive pricing pressures;
•	pending and potential future litigation;
•	availability of electronic components for our products;
•	ability to create and market products in a timely manner and develop products that are inexpensive to manufacture;
•	ability to repay debt when it comes due;
•	the loss of one of more of our major customers;
•	ability to identify and integrate acquisitions;
•	effects of legislation;
•	effects of foreign operations;
•	ability to recruit and retain engineering and technical personnel;
•	loss of members of our senior management;
•	our ability and our customers ability to protect intellectual property; and
•	risks associated with terrorist attacks, war and threats of attacks and wars.

For a description of these and other risks, see “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006 or in other filings we make from time to time with the Securities and Exchange Commission. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

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

Revenue Recognition

Our continuing operations recognize revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Under contractual terms shipments are generally FOB shipment point.

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

In general, we warrant our products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. While our warranty costs have historically been within our expectations, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have experienced in the past.

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

Discontinued Operations

We continuously assess the return on our business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractual commitments and obligations are recorded. See the discussion in Note 3 to the consolidated financial statements.

Goodwill

We perform an annual assessment of the carrying value of goodwill. As part of this assessment, we estimate future cash flows, as well as making a risk assessment of investing in our company versus other investment opportunities. Changes in either the risk assessment or estimated future cash flows could have a material adverse impact on the carrying value of goodwill.

Long-lived Assets

The carrying value of long-lived assets is periodically assessed to insure their carrying value does not exceed their estimated net realizable future value. This assessment includes certain assumptions related to future needs for the asset to help generate future cash flow. Changes in those assessments, future economic conditions or technological changes could have a material adverse impact on the carrying value of these assets.

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

Results of Operations

2006 Compared with 2005

Consolidated Net Sales

Consolidated net sales for 2006 and 2005 were as follows (dollars in thousands):

			Change
	2006	2005	Dollars	Percent

Consolidated net sales	$51,726	$44,455	$7,271	16.4%

Our net sales are comprised of four main sectors: Hearing health, electronics, medical and professional audio device. Our net sales in 2006 increased for all four product sectors over the prior year. We experienced an increase of 18 percent in net sales in the medical equipment market in 2006. The significant increase for medical products was due to strengthened orders for design and contract manufacturing with several medical OEM customers. Net sales for our hearing heath sector grew 9 percent in 2006. The increase was primarily due to new product offerings in our advance line of amplifier assemblies and systems based on Digital Signal Processing (DSP).

The professional audio device product sector grew 21 percent over the prior year primarily due to sales of a new microphone to a specific customer. The electronics product sector increased 32 percent over prior year. Exclusive of sales resulting from the Amecon Inc. acquisition, sales in this sector increased 1 percent.

Gross Profit

Gross profit, both in dollars and as a percent of sales, for 2006 and 2005, were as follows (dollars in thousands):

	2006		2005		Change
	Dollars	Percent	Dollars	Percent	Dollars	Percent

Gross profit	$12,422	24.0%	$11,602	26.1%	$820	7.1%

In 2006, gross margin dollars increased due to the higher overall sales volume; however, gross profit margin as a percentage of sales decreased. This decrease was primarily due to a lower margin product mix including increased sales to the electronics market, which provided lower gross profit margins due to increased precious metal material costs, and decreased sales of high margin chip components. Additionally, the hearing-health product mix continued shifting away from higher gross profit margins of mechanical components to digital products, which typically have lower gross profit margins for us.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) for the years ended December 31, 2006 and 2005 were (dollars in thousands):

	2006		2005		Change
	Dollars	Percent of Sales	Dollars	Percent of Sales	Dollars	Year-over-year Incr. (Decr.)

Selling	$3,410	6.6%	$3,570	8.0%	$(160)	(4.5)%
Research and development	2,123	4.1%	1,818	4.1%	$305	16.8%
General and administrative	4,922	9.5%	4,793	10.8%	$129	2.7%

The increased general and administrative expenses and research and development expenses in 2006 as compared to the prior year were primarily driven by the expenses incurred to adequately support our growth, $214,000 of stock option expense recognized due to the adoption of FAS 123R and the October 6, 2005 acquisition of Amecon, Inc., offset in part, by customer reimbursement for research and development expenses. The Company has also made an effort to invest in strategic research and development opportunities in 2006.

Net Interest Expense

Net interest expense for 2006 was $451,000, an increase of $94,000 from $357,000 in 2005. The increase from the prior year’s expense was primarily due to the higher outstanding debt balance. The higher outstanding debt balance was primarily driven by the debt related to the purchase of Amecon, Inc.

Other

In 2006, other expense was $102,000 compared to other income of $106,000 in 2005. The other expense for 2006 primarily related to the loss on foreign currency exchange.

Income Taxes

Income taxes were as follows (dollars in thousands):

	2006	2005

Income tax expense	$174	$409
Percentage of pre-tax income	12.3%	35.0%

On February 22, 2006 the Company received approval from the Singapore Ministry of Trade and Industry to lower the effective tax rate in Singapore from 20% to 13%. This change was retroactive to September 2003. As such a $106,000 benefit was recognized in the first quarter of 2006. The expense in 2005 was primarily due to foreign taxes on German and Singapore operations. The Company is in a net operating loss position (NOL) for federal income tax purposes and, consequently, minimal expense from the current period domestic operations was recognized. We estimate we have approximately $16.9 million of NOL carryforwards available to offset future federal income taxes.

Discontinued Operations

We recorded a net profit (loss) from discontinued operations as follows (dollars in thousands):

	2006	2005

Net income (loss) from discontinued Heat Technology Business	$(78)	$767

Heat Technology Segment

The 2006 net loss of $(78,000), or $(0.01) per diluted share, was primarily due to a write-off of a portion of the note receivable recorded upon sale of the assets. The 2005 net income of $767,000, or $0.15 per diluted share, was mainly attributable to the reduction in the Selas Postretirement Benefits liability. As part of the March 31, 2005 asset purchase agreement, we were required to maintain the post retirement medical plan for all retired eligible participants, but were able to eliminate from the plan those employees not participating at the time of the asset purchase.

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

The professional audio device product sector grew 10 percent over prior year primarily due to sales of a new microphone to a specific customer. The electronics product sector increased 11 percent over prior year. Exclusive of sales resulting from the Amecon Inc. acquisition, sales in this sector increased 5 percent.

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

The lower selling and general and administrative expenses in 2005 as compared to the prior year period was mainly attributable to a reduction in staffing that occurred in November 2004. The staffing adjustment was a combination of reductions due to the transfer of a portion of manufacturing to our overseas operation and an effort to streamline administrative functions. Additionally, as a result of the staffing reduction, accruals for severance costs were recognized in 2004. However, these staffing reductions were partially offset when, in order to support the substantial growth in our second and third quarters of 2005, various investments were made in selling, general and administrative, and research and development areas.

Impairment of Long-term Assets

In 2004, we recorded an impairment from abandonment of long-term assets of $488,000 based on analysis of future cash flows. The 2004 abandonment was mainly associated with technology having to do with the development of a specific microphone for use in both the professional audio and hearing health markets; management determined that due to external technological advances, the technology was no longer viable. There was no similar impairment in 2005.

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

Heat Technology Segment

The 2005 net income of $767,000 was mainly attributable to the reduction in the postretirement benefits liability. In the first quarter of 2005, we sold our remaining burner and component business for approximately $3.5 million. As part of the agreement of sale, we were required to maintain the post retirement medical plan for all retired eligible participants, but were able to eliminate from the plan those employees not participating at the time of the asset purchase. The 2004 net income was a result of the operating profits from its remaining burners and components business, and an extraordinary gain from the reacquisition of Selas Wärmetechnik (see Note 3 and Note 4 to the consolidated financial statements included herein).

Liquidity and Capital Resources

As of December 31, 2006, we had approximately $0.6 million of cash on hand. Sources of our cash for the year ended December 31, 2006 have been from our operations, the sale of property and our senior secured credit agreement, as described below.

Consolidated net working capital decreased to $8.1 million at December 31, 2006 from $8.2 million at December 31, 2005. Our cash flows from operating, investing and financing activities, as reflected in the statement of cash flows at December 31, are summarized as follows (dollars in thousands):

	2006	2005	2004 Restated

Cash provided (used) by:
Continuing operations	$1,656	$(2,533)	$(847)
Discontinued operations	(78)	3,811	939
Investing activities	(565)	(1,165)	2,678
Financing activities	(1,568)	778	(2,678)
Effect of exchange rate changes on cash	45	(28)	(39)

Increase (decrease) in cash	$(510)	$863	$53

Cash generated from operations may be affected by a number of factors. See “Forward Looking Statements” contained herein and “Item 1A: Risk Factors” in our Form 10-K for the year ended December 31, 2006 for a discussion of some of the factors that can negatively impact the amount of cash we generate from our operations.

We had the following bank arrangements at December 31, (dollars in thousands):

	2006	2005

Total availability under existing facilities	$8,669	$10,239

Borrowings and commitments:
Domestic credit facility	3,569	3,754
Domestic term loans	—	1,450
Foreign overdraft and letter of credit facility	1,045	765
Capital leases	169	239

Total borrowings and commitments	4,783	6,208
Remaining availability under existing facilities	$3,886	$4,031

Our subsidiaries, Resistance Technology, Inc. and RTI Electronics, Inc., referred to as the borrowers, entered into a credit facility with Diversified Business Credit, Inc., referred to as the lender. The credit facility provides for:

•

a $5,500,000 domestic revolving credit facility, bearing interest at an annual rate equal to the greater of 5.25%, or 0.5% over prime (prime was 8.25% as of December 31, 2006). Under the revolving credit facility, the availability of funds depends on a borrowing base composed of stated percentages of our eligible trade receivables and eligible inventory, less a reserve.

•	a $1,000,000 domestic equipment term loan, bearing interest at an annual rate equal to the greater of 5.25%, or 0.75% over the prime rate.

The revolving credit facility and equipment term loan also provide for one-, three- and six-month London Interbank Offered Rate (LIBOR) interest rate options at the applicable LIBOR rate plus 3.25% for the revolver and 3.50% for the term loan, but in no event will the loan rate be less than 5.25%. Notwithstanding the foregoing, interest paid on loans under the credit facility for each twelve month period will not be less than $100,000.

Weighted average interest on the domestic asset-based revolving credit facility was 8.17% and 8.15% for 2006 and 2005, respectively.

The credit facility expires on August 31, 2008. The revolving credit facility requires monthly interest payments with a balloon payment at maturity. The equipment term loan requires monthly principal payments based on an assumed amortization period of 60 months, with any balance due on August 31, 2008.

IntriCon has guaranteed the obligations of the borrowers under the credit facility. The obligations under the credit facility are collateralized by a security interest in substantially all of our assets.

The outstanding balance of the revolving credit facility was $3,569,349 and $3,753,597 at December 31, 2006 and 2005, respectively. The total remaining availability on the revolving credit facility was $1,930,651 at December 31, 2006.

The revolving facility carries a commitment fee of 0.25% per year, payable on the unborrowed portion of the line. Additionally, the credit facility requires an annual fee of $27,500 due on August 31, 2007, and 2008. If the credit facility is terminated by us prior to maturity, we will be required to pay a termination fee equal to 2% (if terminated prior to August 31, 2007) or 1% (if terminated prior to August 31, 2008) of the total of the maximum amount available under the revolving credit facility plus the amounts then outstanding under the term loan.

The credit facility originally included a real estate loan with an original principal balance of $1,500,000, which was associated with our Vadnais Heights manufacturing facility. In June 2006, we completed a sale-leaseback of the Vadnais Heights manufacturing facility. The transaction generated proceeds of $2,650,000, of which $1,388,000 was used to repay the associated real estate loan and the remainder to pay down our domestic revolver. The gain on the sale of $1,045,799 will be recognized over the initial 10-year lease term as the renewal options in the lease are not assured and a penalty does not exist if we do not exercise the renewal options. The outstanding balance on the real-estate term loan was approximately $1,450,000 at December 31, 2005.

We are subject to various covenants under the credit facility, including financial covenants relating to minimum book net worth, minimum tangible net worth, maximum liabilities to tangible net worth, minimum net income and minimum fixed charge coverage ratio. Under the credit facility, without the prior written consent of the lender, we may not, among other things, subject to certain exceptions: incur indebtedness; grant security interests; declare or pay any cash dividends; purchase or redeem any of our capital stock or otherwise distribute any property on our capital stock; incur capital expenditures of more than $2.5 million in the aggregate in 2007 or more than $250,000 in any one transaction; dispose of any collateral pledged to the lender or all or any substantial part of our property; consolidate or merge with any other corporation or acquire the stock of any corporation or enter into any other partnership or joint venture; substantially alter the nature of our business; make investments; permit any breach, default or event of default to occur under any note, loan, agreement or other contractual obligation binding us; or amend our governing documents.

The credit facility was amended effective as of the third quarter of 2006. Under the amendment, in connection with the calculation and measurement of the financial covenants during fiscal year 2006, no reduction will be made for any non-cash expense charge incurred after January 1, 2006 and attributable to such period under accounting rule FAS 123R with respect to our approved stock option and equity plans; provided however that aggregate amount of such expense may not exceed $1,000,000. The non-cash stock option expense for the year ended December 31, 2006, was $214,000.

For the year ended December 31, 2006 we were in default of our capital expenditure and restricted investment covenants under the credit agreement. On February 26, 2007, we received a waiver from the lender for the covenants that were in default. The waiver granted was effective only in this specific instance and only for the year ended December 31, 2006. This waiver does not entitle us to any other or further waiver in any similar or other circumstances.

Upon an event of default, as defined in the credit facility, the lender may declare all amounts payable under the credit facility to be immediately due and payable and exercise and enforce any and all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including, without limitation, the right to take possession of the assets that we pledged as collateral. The lender can suspend further advances until the default has been cured or waived. Events of default include, among other things, default in the payment of any obligations due under the credit facility, breach of the credit facility which is not cured within any applicable grace period, a “change of control” (as defined in the credit facility), the failure to maintain certain financial covenants or insurance coverage, events of bankruptcy or insolvency, the rendering of any award or judgment against us in excess of $50,000 or the occurrence of a default under any evidence of indebtedness or material lease or contract that is not cured before the end of any applicable grace period.

In addition to our domestic credit facilities, on August 15, 2005, our wholly-owned subsidiary, RTI Tech, PTE LTD., entered into an international senior secured credit agreement with Oversea-Chinese Banking Corporation Ltd. that provides for a $2.0 million line of credit. Borrowings bear interest at a rate of 6.47%. This facility will be reviewed annually to determine whether it will be renewed. The outstanding balance was $1,044,791 and $764,825 at December 31, 2006 and December 31, 2005, respectively. The total remaining availability on the international senior secured credit agreement was $955,209 at December 31, 2006.

After giving effect to the waiver described above, we were in compliance with all of the terms of our credit facilities. Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control.

We believe that funds expected to be generated from operations, the available borrowing capacity through the our revolving credit loan facilities and the control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs through March 2008. If, however, we do not generate sufficient cash from operations, or if we incur additional unanticipated liabilities, we may be required to seek additional financing or sell equity or debt on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity or debt will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as its own financial condition. While management believes that we will meet our liquidity needs through March 2008, no assurance can be given that we will be able to do so.

During 2005, the Company entered into several capital lease agreements to fund the acquisition of machinery and equipment. For 2005, the total principal amount of these leases was $314,000 with effective interest rates ranging from 6.7% to 8.0%. These agreements range from 3 to 5 years. The outstanding balance under these capital lease agreements at December 31, 2006 and December 31, 2005 was $169,000 and $239,000, respectively.

Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Domestic credit facility	$3,569,349	$—	$3,569,349	$—	$—
Foreign overdraft and letter of credit facility	1,044,791	877,745	167,046	—	—
Amecon Acquisition note payments	769,080	256,360	512,720	—	—
Partnership payable	1,540,000	260,000	520,000	520,000	240,000
Pension and other post-retirement benefit obligations	1,962,969	270,656	546,312	556,312	589,689
Capital leases	169,051	74,985	83,221	10,845	—
Operating leases	5,511,558	1,284,022	1,861,410	1,327,443	1,038,683

Total contractual cash obligations	$14,566,798	$3,023,768	$7,260,058	$2,414,600	$1,868,372

There are certain provisions that could accelerate our contractual obligations. See Note 8 to the Company’s consolidated financial statements included herein.

Foreign Currency Fluctuation

A portion of the continuing and discontinued operations are denominated in foreign currencies, primarily the Euro and Japanese Yen. Generally, the statement of operations effect of changes in foreign currencies is partially or wholly offset by the subsidiaries’ ability to make corresponding price changes in the local currency. From time to time, the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. Foreign currency transaction amounts included in the statements of operation include a loss of $100,000 in 2006, a gain of $3,000 in 2005, and a gain of $14,000 in 2004. See Note 12 to the Company’s consolidated financial statements included herein.

Off-Balance Sheet Obligations

We have no material off-balance sheet obligations as of December 31, 2006.

Related Party Transactions

For a discussion of related party transactions, see Note 17 to the Company’s consolidated financial statements included herein.

Litigation

We are a defendant along with a number of other parties in approximately 122 lawsuits as of December 31, 2006, (approximately 122 lawsuits as of December 31, 2005) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, we do not know whether any of the complaints state valid claims against us. Certain insurance carriers have informed us that the primary policies for the period August 1, 1970-1973, have been exhausted and that the carriers will no longer provide a defense under those policies. We have requested that the carriers substantiate this situation. We believe we have additional policies available for other years which have been ignored by the carriers. As settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, we believe when settlement payments are applied to these additional policies, we will have availability under the years deemed exhausted. We do not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits, to which these insurance carriers are insuring us, make the ultimate disposition of these lawsuits not material to our consolidated financial position or results of operations.

A claim has been made against the Company by BET Investments (“BET”) for recovery of costs allegedly incurred by BET in connection with the removal of drums containing hazardous materials and related clean-up costs from real estate which the Company sold to BET in 2003 and upon which the Company formerly operated a manufacturing facility. Based upon invoices submitted by BET, the maximum amount of BET’s claim is approximately $270,000. The Company and its counsel are currently evaluating the extent of the Company’s liability, if any, for this claim. Although we are unable to estimate the exact amount of loss, we believe at this time the loss estimate could range from $0 to $270,000. Based on the information available to us at this time, no amount in this range appears to be a better estimate than any other amount. As such, as of December 31, 2006 we have not recorded a reserve for this claim.

The Company’s former wholly owned French subsidiary, Selas SAS, filed for insolvency in France and is being managed by a court appointed judiciary administrator. The Company may be subject to additional litigation or liabilities as a result of the French insolvency proceeding.

The Company is a defendant, along with a number of other parties, in a lawsuit made by Energy Transportation Group, Inc. (“ETG”) alleging infringement of certain patents. Based upon the discovery provided thus far by the Plaintiff, the Company and its counsel believe the Company has meritorious defenses in this matter. As such, as of December 31, 2006 we have not recorded a reserve for this claim.

We are also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect our consolidated financial position, liquidity or results of operations.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has published FASB Interpretation (FIN) No. 48 (FIN No. 48), “Accounting for Uncertainty in Income Taxes”, to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109 (SFAS 109), “Accounting for Income Taxes”, on the uncertainty in income taxes recognized in an enterprise’s financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting interim periods, disclosure and transition. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of FIN No. 48 to have a material impact on the consolidated financial statements.

FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157) in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. The Company is currently evaluating the impact of SFAS 157 on its financial statements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158) in September 2006. This statement requires an employer to: (1) recognize in its statement of financial position an asset for a plan’s over-funded status or a liability for the plan’s under-funded status, (2) measure the plans’ assets and obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions) and (3) recognize as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year but are not recognized as components of net periodic benefit cost pursuant to other relevant accounting standards. SFAS 158 also requires an employer to disclose in the notes to the financial statements additional information on how delayed recognition of certain changes in the funded status of a defined benefit postretirement plan affects net periodic benefit cost for the next fiscal year. Adoption of SFAS 158 is required for public companies by the end of the fiscal year ending after December 15, 2006. Measurement of the plans’ assets and obligations that determine its funded status as of the end of the employer’s fiscal year is required to be adopted for fiscal years ending after December 15, 2008. The Company does not expect the measurement as of the end of the fiscal year to have a material impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates and interest rates.

Foreign Currency Risk

We attempt to limit our exposure to changing foreign currency exchange rates through operational and financial market actions. We do not hold derivatives for trading purposes.

We manufacture and sell our products in a number of locations around the world, resulting in a diversified revenue and cost base that is exposed to fluctuations in European and Asian currencies. This diverse base of foreign currency revenues and costs serves to create a hedge that limits our net exposure to fluctuations in these foreign currencies.

Short-term exposures to changing foreign currency exchange rates are occasionally managed by financial market transactions, principally through the purchase of forward foreign exchange contracts (with maturities of six months or less) to offset the earnings and cash flow impact of the nonfunctional currency denominated receivables and payables relating to select contracts. The decision by management to hedge any such transaction is made on a case-by-case basis. Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the forward foreign exchange contract substantially mirrors the term and amount of the underlying receivable or payable. The receivables and payables being covered arise from bank debt, trade and intercompany transactions of and among our foreign subsidiaries. At December 31, 2006, we did not have any forward foreign exchange contracts outstanding. For more information regarding foreign currency risks, see “Management Discussion and Analysis — Foreign Currency Fluctuation” on page 14.

Interest Rate Risk

At December 31, 2006, we had $3.6 million in outstanding variable rate borrowings. A material change in interest rates could adversely affect our operating results and cash flows. For example, 100 basis-point increase in interest rates could increase our annual interest expense by $10,000 for each $1.0 million of variable debt outstanding for the entire year.

Change in Independent Registered Public Accountants

On August 23, 2005, the Corporation dismissed KPMG LLP (“KPMG”) as its independent registered public accountants. The Corporation’s Audit Committee made and approved the decision to change the independent registered public accountants. The report of KPMG on the Corporation’s financial statements for the years ended December 31, 2004 and 2003 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle except that the report for the years ended December 31, 2004 and 2003 included a separate paragraph which indicated that the Corporation restated its consolidated financial statements as of and for the years ended December 31, 2004 and 2003. In connection with its audits for the years ended December 31, 2004 and 2003 and through August 23, 2005, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference thereto in their report on the financial statements for such years.

Effective as of August 23, 2005, the Corporation engaged Virchow, Krause & Company, LLP as its new independent registered public accountants. The decision to engage Virchow, Krause & Company, LLP was made and approved by the Audit Committee of the Board of Directors. Prior to August 23, 2005, the Corporation did not consult with Virchow, Krause & Company, LLP regarding (A) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Corporation’s financial statements; or (ii) any matter that was either subject of a disagreement, as that term is defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
IntriCon Corporation and Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of IntriCon Corporation and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment.”

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntriCon Corporation and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/   Virchow, Krause & Company, LLP

Minneapolis, Minnesota
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IntriCon Corporation:

We have audited the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flow of IntriCon Corporation (formerly Selas Corporation of America) and subsidiaries as of December 31, 2004, and the related for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, of IntriCon Corporation and subsidiaries the results of operations and cash flow for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements for the year ended December 31, 2004.

/s/   KPMG LLP

Minneapolis, Minnesota
March 18, 2005, except as to notes 3, 4, 8 and 18,
which are as of March 31, 2005 and
note 2 which is as of June 24, 2005

IntriCon Corporation
Consolidated Statements of Operations
Years ended December 31

	2006	2005	2004 Restated

Sales, net	$51,725,952	$44,455,251		$35,182,612

Costs of sales	39,304,003	32,853,426		27,120,897

Gross profit	12,421,949	11,601,825		8,061,715

Operating expenses:
Selling expense	3,410,226	3,569,948		3,933,657
General and administrative expense	4,921,818	4,793,239		5,496,798
Impairment of long-term assets	—	—		488,214
Research and development expense	2,122,594	1,817,384		1,616,085

Total operating expenses	10,454,638	10,180,571		11,534,754

Gain on sale of asset	—	—		3,109,627

Operating income (loss)	1,967,311	1,421,254		(363,412)
Interest expense	498,521	409,199		465,272
Interest income	(48,003)	(52,482)		(1,626)
Other (income) expense, net	101,831	(106,343)		(61,618)

Income (loss) from continuing operations before income taxes and discontinued operations	1,414,962	1,170,880		(765,440)
Income tax expense	174,460	409,423		1,139,797

Income (loss) from continuing operations before discontinued operations	1,240,502	761,457		(1,905,237)
Income (loss) from discontinued operations, net of income taxes (Note 3)	(77,990)	767,230		1,369,433

Extraordinary gain from discontinued operations	—	—		683,630

Net income	$1,162,512	$1,528,687		$147,826

Basic income (loss) per share:
Continuing operations	$.24	$.15	$	( .37)
Discontinued operations	(.01)	.15		.27
Extraordinary gain from discontinued operations	—	—		.13

Net income	$.23	$.30		$.03

Diluted income (loss) per share:
Continuing operations	$.23	$.14	$	( .37)
Discontinued operations	(.01)	.15		.27
Extraordinary gain from discontinued operations	—	—		.13

Net income	$.22	$.29		$.03

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

At December 31

Assets	2006	2005

Current assets

Cash	$599,459	$1,109,402

Restricted cash	60,158	60,158

Accounts receivable, less allowance for doubtful accounts of $246,000 at December 31, 2006 and $370,000 at December 31, 2005	8,456,450	6,925,357

Inventories	9,030,615	6,950,243

Refundable income taxes	103,587	77,143

Other current assets	535,418	454,053

Total current assets	18,785,687	15,576,356

Property, plant and equipment
Land	—	170,500
Buildings and improvements	—	1,732,914
Machinery and equipment	28,767,904	26,423,956

	28,767,904	28,327,370
Less: accumulated depreciation and amortization	21,994,344	21,455,955

Net property, plant and equipment	6,773,560	6,871,415

Long-term note receivable from sale of discontinued operations, less allowance of $225,000 at December 31, 2006 and $296,000 at December 31, 2005	75,000	503,923

Goodwill	5,927,181	5,754,219

Investment in partnership	1,800,000	—

Other assets, net	920,051	929,474

	$34,281,479	$29,635,387

See accompanying notes to the consolidated financial statements.

At December 31

Liabilities and Shareholders’ Equity	2006	2005

Current liabilities

Checks written in excess of cash	$661,756	$397,999

Current maturities of long-term debt	952,730	888,531

Accounts payable	5,161,450	3,136,555

Customers' advance payments on contracts	—	59,210

Income tax payable	173,810	298,914

Deferred gain on building sale and other	110,084	—

Partnership payable	260,000	—

Other accrued liabilities	3,021,201	2,610,474

Total current liabilities	10,341,031	7,391,683

Long-term debt, less current maturities	3,830,461	5,319,181

Other post-retirement benefit obligations	1,063,744	1,516,939

Partnership payable	1,280,000	—

Note payable, net of current portion (Amecon)	515,720	646,530

Deferred income taxes	79,273	37,725

Accrued pension liability	628,569	633,818

Deferred gain on building sale and other	935,715	—

Commitments and contingencies (notes 8 and 16)

Shareholders’ equity
Common shares, $1 par; 10,000,000 shares authorized; 5,706,235 and 5,665,568 shares issued; 5,190,481 and 5,149,814 outstanding	5,706,235	5,665,568

Additional paid-in capital	12,339,988	12,053,590

Accumulated deficit	(989,505)	(2,152,017)

Accumulated other comprehensive loss	(184,674)	(212,552)

	16,872,044	15,354,589

Less: 515,754 common shares held in treasury, at cost	(1,265,078)	(1,265,078)

Total shareholders’ equity	15,606,966	14,089,511

	$34,281,479	$29,635,387

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2006	2005	2004 Restated

Cash flows from operating activities:
Net income	$1,162,512	$1,528,687	$147,826
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
(Income) loss from discontinued operations	77,990	(767,230)	(1,369,433)
Extraordinary gain from discontinued operations	—	—	(683,630)
Impairment of long-term assets	—	—	488,214
Depreciation and amortization	1,849,354	2,069,170	2,289,181
Stock-based compensation	213,531	—	—
Gains on sale of property and equipment	(334)	(2,215)	(1,541)
Deferred taxes	41,548	(103,593)	905,615
Change in deferred gain	(55,033)	—	—
Allowance for doubtful accounts	(124,651)	(193,809)	77,246
Allowance for doubtful accounts	78,923	—	—
Gain on sale of asset held for sale	—	—	(3,109,627)
Changes in operating assets and liabilities:
Accounts receivable	(1,379,448)	(2,197,276)	(430,324)
Inventories	(2,119,322)	(2,407,509)	1,464,236
Other assets	210,846	(545,111)	732,640
Accounts payable	2,024,771	1,328,757	(687,363)
Accrued expenses	(123,553)	78,840	(579,576)
Customers advance payments on contracts	—	(12,764)	(97,279)
Other liabilities	(200,745)	(1,309,218)	6,822

Net cash provided (used) by continuing operations	1,656,389	(2,533,271)	(846,993)

Net cash provided (used) by discontinued operations	(77,990)	3,810,723	980,428

Net cash provided by operating activities	1,578,399	1,277,452	133,435

Cash flows from investing activities:
Purchases of property, plant and equipment	(3,180,322)	(794,192)	(976,043)
Cash paid for acquisition of assets of Amecon, Inc	(3,141)	(378,365)	—
Proceeds from sales of property, plant and equipment	2,568,363	7,600	3,800
Proceeds from note receivable	50,000	—	—
Proceeds from sale of asset held for sale	—	—	3,649,802

Net cash provided (used) by continuing operations	(565,100)	(1,164,957)	2,677,559
Net cash used by discontinued operations	—	—	(41,890)

Net cash provided (used) by investing activities	(565,100)	(1,164,957)	2,635,669

Cash flows from financing activities:
Proceeds from short-term borrowings	425,513	164,865	716,133
Proceeds from exercise of stock options	113,534	48,400	—
Repayments of short-term borrowings	(142,382)	(3,171,447)	(432,806)
Proceeds from long term borrowings	2,654,034	5,080,568	800,001
Repayments of long-term debt	(4,622,893)	(1,458,470)	(4,092,879)
Payments of partnership payable	(260,000)	—	—
Change in restricted cash	—	381,379	(2,706)
Change in checks written in excess of cash	263,757	(267,099)	334,399

Net cash provided (used) by financing activities	(1,568,437)	778,196	(2,677,858)

Effect of exchange rate changes on cash	45,195	(27,719)	(38,627)

Increase (decrease) in cash	(509,943)	862,972	52,619
Cash beginning of year	1,109,402	246,430	193,811

Cash end of year	$599,459	$1,109,402	$246,430

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years ended December 31, 2006, 2005 and 2004

	Common Stock Number of Shares	Common Stock $ Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Comprehensive Income	Treasury Stock	Total Shareholders' Equity

Balance December 31, 2003	5,644,968	$5,644,968	$12,025,790	$(3,828,530)	$(770,115)		$(1,265,078)	$11,807,035

Net income				147,826		$147,826	147,826

Translation gain, net of income taxes of $0					172,996	172,996		172,996

Comprehensive income						$320,822

Balance December 31, 2004	5,644,968	5,644,968	12,025,790	(3,680,704)	(597,119)		(1,265,078)	12,127,857

Exercise of stock options	20,600	20,600	27,800					48,400

Net income				1,528,687		$1,528,687		1,528,687

Translation gain, net of income taxes of $0					384,567	384,567		384,567

Comprehensive income						$1,913,254

Balance December 31, 2005	5,665,568	5,665,568	12,053,590	(2,152,017)	(212,552)		(1,265,078)	14,089,511

Exercise of stock options	40,667	40,667	72,867					113,534

Stock option expense			213,531					213,531

Net income				1,162,512		$1,162,512		1,162,512

Translation gain, net of income taxes of $0					27,878	27,878		27,878

Comprehensive income						$1,190,390

Balance December 31, 2006	5,706,235	$5,706,235	$12,339,988	(989,505)	(184,674)		$(1,265,078)	$15,606,966

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Headquartered in Arden Hills, Minnesota, IntriCon Corporation (formerly Selas Corporation of America) (the Company) designs, develops, engineers and manufactures microminiaturized medical and electronic products. The Company supplies microminiaturized components, systems and molded plastic parts, primarily to the hearing instrument manufacturing industry, as well as the computer, electronics, telecommunications and medical equipment industries. In addition to its Arden Hills headquarters, the Company has facilities in California, Singapore, and Germany.

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

Reclassifications – Certain prior-year balances have been reclassified to be consistent with the current-year presentation, including $48,400 of proceeds from stock options previously included in proceeds from long-term borrowings in the statement of cash flows for the year ended December 31, 2005.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

Revenue Recognition – The Company’s continuing operations recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Under contractual terms, shipments are generally FOB shipment point.

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

In general, the Company warrants its products to be free from defects in material and workmanship and will fully conform to and perform to specifications for a period of one year. While the Company’s warranty costs have historically been within its expectations, the Company cannot guarantee that it will continue to experience the same warranty return rates or repair costs that it has experienced in the past.

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

Accounts Receivable – The Company reviews customers’ credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company’s customer base. Invoices are generally due 30 days after presentation. Accounts receivable over 30 days are considered past due. The Company does not accrue interest on past due accounts receivables. Receivables are written off once all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer. Accounts receivable are shown net of allowance for uncollectible accounts of $246,000 and $370,000 at December 31, 2006 and 2005, respectively. Accounts receivable over 90 days were $589,000 and $664,000 at December 31, 2006 and 2005, respectively.

Inventories – Inventories are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first-in, first-out methods.

Property, Plant and Equipment – Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 40 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations. Depreciation expense was $1,849,000, $1,967,000, and $2,141,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

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

Investment in Equity Instruments – On December 27, 2006, the Company joined the Hearing Instrument Manufacturers Patent Partnership (HIMPP). Members of the partnership include the largest six hearing aid manufacturers as well as several other smaller manufacturers. The purchase price of $1,800,000 includes an equity interest in K/S HIMPP as well as a license agreement that will grant the company access to over 45 US registered patents. The Company accounted for the K/S HIMPP investment using the equity method of accounting for common stock. The investment required a $260,000 payment made at the time of closing. The unpaid balance of $1,540,000 at December 31, 2006 will be paid in five annual installments of $260,000 in 2007 through 2011, with a final installment of $240,000 in 2012. The unpaid balance is unsecured and bears interest at an annual rate of 4%, which shall be payable annually with each installment. The Company is in the process of determining the allocation of the investment in the underlying equity in net assets of K/S HIMPP, therefore the amount recorded as investment is subject to refinement.

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

Stock Option Plan – Under the various Company stock-based compensation plans, executives, employees and outside directors receive awards of options to purchase common stock. Under all awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the Company’s stock on the date of the grant. Options under the plans generally vest from one to five years, and the option’s maximum term is 10 years. Options issued to directors vest from one to three years. One plan also permits the granting of stock awards, stock appreciation rights, restricted stock units and other equity based awards.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Compensation, which supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires an entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award.

The Company adopted SFAS 123R on January 1, 2006 using the modified prospective approach. SFAS 123R applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased, cancelled or unvested. Please see Note 13 for additional information.

Product Warranty – The Company offers a warranty on various products and services. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The following table presents changes in the Company’s warranty liability for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Beginning of the year balance	$124,483	$92,317	$60,694

Warranty expense	52,558	197,417	35,000
Closed warranty claims	(72,541)	(165,251)	(3,377)

End of the year balance	$104,500	$124,483	$92,317

Advertising Costs – Advertising costs are charged to expense as incurred. Advertising costs were $133,000, $101,000, and $139,000, for the years ended December 31, 2006, 2005, and 2004, respectively, and are included in selling expense in the consolidated statements of operations.

Research and Development Costs – Research and development costs, net of customer funding amounted to $2.1 million, $1.8 million, and $1.6 million in 2006, 2005 and 2004, respectively. Such costs are charged to expense when incurred.

The following table sets forth development costs associated with customer funding:

	Year ended December 31,
	2006	2005	2004

Total cost incurred	$876,000	$359,000	$435,000
Amount funded by customers	(762,000)	(183,000)	(366,000)

Net expense	$114,000	$176,000	$69,000

Income Per Share – Basic income per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted income per common share reflects the potential dilution of securities that could share in the earnings. The Company uses the treasury stock method for calculating the dilutive effect of stock options.

Comprehensive Income – Comprehensive income consists of net income and foreign currency translation adjustments, which is presented in the consolidated statements of shareholders’ equity and comprehensive income.

New Accounting Pronouncements

The FASB has published FASB Interpretation (FIN) No. 48 (FIN No. 48), “Accounting for Uncertainty in Income Taxes”, to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in SFAS No. 109 (SFAS 109), “Accounting for Income Taxes”, on the uncertainty in income taxes recognized in an enterprise’s financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting interim periods, disclosure and transition. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of FIN No. 48 to have a material impact on the consolidated financial statements.

FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157) in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 to have a material impact on the consolidated financial statements.

FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158) in September 2006. This statement requires an employer to: (1) recognize in its statement of financial position an asset for a plan’s over-funded status or a liability for the plan’s under-funded status, (2) measure the plans’ assets and obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions) and (3) recognize as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year but are not recognized as components of net periodic benefit cost pursuant to other relevant accounting standards. SFAS 158 also requires an employer to disclose in the notes to the financial statements additional information on how delayed recognition of certain changes in the funded status of a defined benefit postretirement plan affects net periodic benefit cost for the next fiscal year. Adoption of SFAS 158 is required for public companies by the end of the fiscal year ending after December 15, 2006. Measurement of the plans’ assets and obligations that determine its funded status as of the end of the employer’s fiscal year is required to be adopted for fiscal years ending after December 15, 2008. The Company does not expect the measurement as of the end of the fiscal year to have a material impact on the consolidated financial statements.

2.   RESTATEMENT OF FINANCIAL STATEMENTS

The Company restated its consolidated financial statements for the year 2004 (the “Restatement”). The determination to restate these financial statements was made after errors were discovered in May, 2005. In addition, certain disclosures in other notes to the Company consolidated financial statements have been restated to reflect the Restatement adjustments. In the Restatement, the Company has:

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

The Restatement narrative below includes only the 2004 audited amounts as well as the impact of prior period Restatement amounts on beginning retained earnings at January 1, 2004.

For 2004, the Restatement reduced our loss from continuing operations before income taxes by $49,000.

The 2004 Restatement was comprised of a $193,000 reduction in cost of sales to reverse amortization expense, a $15,000 charge to general and administrative expense to reverse capitalized engineering support costs, and a $129,000 charge to research and development expense to reverse capitalized research and development costs.

The impact of the Restatement on the consolidated statements of operations for 2004 is shown on the accompanying table.

The Restatement had no impact on historical cash balances.

The following table presents the effect of the Restatement on the consolidated statements of operations for December 31, 2004 (in thousands except for per share data).

	For the Year Ending December 31, 2004
	As Presented	Adjustment	Restated

Sales, net	$35,183	$—	$35,183

Cost of sales	27,314	(193)	27,121

Gross profit	7,869	193	8,062

Operating expenses:
Selling expense	3,934	—	3,934
General and administrative expense	5,482	15	5,497
Impairment of long term assets	488	—	488
Research and development expense	1,487	129	1,616

Total operating expenses	11,391	144	11,535

Gain on sale of asset	3,110	—	3,110

Operating loss	(412)	49	(363)

Interest expense	(465)	—	(465)
Interest income	2	—	2
Other (income) expense, net	(61)	—	(61)

Loss from continuing operations before income taxes and discontinued operations	(814)	49	(765)
Income tax expense	1,144	(4)	1,140

Loss from continuing operations before discontinued operations	(1,958)	53	(1,905)
Income from discontinued operations, net of income taxes of $343	1,369	—	1,369
Extraordinary gain from discontinued operations	684	—	684

Net income	$95	$53	$148

Basic income (loss) per share:
Continuing operations	$(.38)	$.01	$(.37)
Discontinued operations	.27	—	.27
Extraordinary gain from discontinued operations	.13	—	.13

Net income	$.02	$.01	$.03

Diluted income (loss) per share:
Continuing operations	$(.38)	$.01	$(.37)
Discontinued operations	.27	—	.27
Extraordinary gain from discontinued operations	.13	—	.13

Net income	$.02	$.01	$.03

3.   DISCONTINUED OPERATIONS

The Company has embarked on a strategy to focus on its Precision Miniature Medical and Electronics Products markets for future growth.

Consistent with this strategy, in 2003, the Company initiated its plan to sell the remainder of its Heat Technology segment and classified it as a discontinued operation. This segment consisted of the operating assets of Selas Corporation of America located in Dresher, Pennsylvania, Nippon Selas located in Tokyo, Japan and Selas Waermetechnik in Ratingen, Germany. In the third quarter of 2004, Selas Corporation of America reacquired Selas Waermetechnik GmbH, which was previously part of Selas SAS. Selas SAS filed insolvency in August of 2003 (See Note 4). The Company recorded an extraordinary gain of approximately $684,000 on the reacquisition of Selas Waermetechnik, GmbH (See Note 4). In the first quarter of 2005, the Company sold the remainder of its Heat Technology segment, including the stock of Nippon Selas and Selas Waermetechnik GmbH. The total purchase price was approximately $3.5 million, of which approximately $2.7 million was paid in cash and $800,000 was paid in the form of a unsecured subordinated promissory note. The note is payable in twelve quarterly installments commencing on April 1, 2006 and bears 8 percent per annum on the outstanding principal balance. The Company has set-up an allowance for the note of $225,000 and $296,000 at December 31, 2006 and 2005, respectively.

The following table shows the results of operations of the Company’s Heat Technology segment:

	Year ended December 31,
	2006	2005	2004
	(in thousands)

Sales, net	$—	$2,128	$9,732
Operating costs and expenses	(78)	1,648	8,263

Operating income (loss)	(78)	480	1,469
Other expense, net (including loss on abandonment)	—	218	(10)
Income (loss) from operations before income tax (benefit)	(78)	698	1,459

Income tax expense (benefit)	—	(69)	90

Net income (loss ) from discontinued operations before extraordinary gain	(78)	767	1,369
Extraordinary gain, net of income taxes of $343	—	—	684

Net income (loss) from discontinued operations	$(78)	$767	$2,053

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

The Company sold the subsidiary during the first quarter of 2005, as part of its discontinued Heat Technology business; therefore it has classified the segment as a discontinued operation and, accordingly, has reclassified the historical data.

On October 6, 2005, our subsidiary, RTI Electronics, Inc., acquired the assets of Amecon Inc. Amecon is primarily engaged in the research, development, manufacture, marketing and sale of toroidal power and low voltage instrument transformers, current sense transformers and filter inductors, magnetic amplifiers, AC/DC load sensors. The purchase price for the assets was $1,275,000 (after adjustment pursuant to the asset purchase agreement) and required a $10,000 initial deposit and $240,000 payment made at the time of closing. The unpaid balance of $769,080 at December 31, 2006 will be paid in three equal annual installments beginning on October 6, 2007. The unpaid balance is unsecured and bears interest at an annual rate of 5%, which shall be payable annually with each principal payment. The assets acquired included $228,000 of inventory, $516,000 of fixed assets, and $663,000 of goodwill based on fair value at the date of purchase and direct and out-of-pocket acquisition costs. The goodwill is deductible for tax purposes. The Company accounted for Amecon Inc., using the purchase method of accounting which requires that the assets acquired and any liabilities assumed to be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect Amecon Inc. after the acquisition and are not restated. The cost to acquire the business was allocated to the underlying assets acquired. The acquisition expanded the microminiature business of the Company with manufacturing of toroidal power and low voltage instrument transformers, current sense transformers and filter inductor, magnetic amplifiers, AD/DC load sensors. The excess of the purchase price over identifiable assets was recorded as goodwill.

5.   GEOGRAPHIC INFORMATION

The geographical distribution of long-lived assets and net sales to geographical areas for the years ended December 31, 2006, 2005 and 2004 are set forth below:

Long-lived Assets

	2006	2005	2004 Restated

United States	$13,403,520	$12,075,118	$13,041,036
Other	1,097,221	550,516	658,072

Consolidated	$14,500,741	$12,625,634	$13,699,108

Long-lived assets consist primarily of property and equipment, investment in partnership and goodwill. The Company capitalizes long-lived assets pertaining to the production of specialized parts. These assets are periodically reviewed to assure the net realizable value from the estimated future production based on forecasted sales exceeds the carrying value of the assets. In 2004, the Company recorded an impairment from abandonment of long-term assets of $488,000 based on analysis of future cash flows.

Net Sales to Geographical Areas

	2006	2005	2004

United States	$35,429,666	$30,550,130	$23,016,596
Germany	2,293,875	3,338,149	2,299,733
China	2,232,405	1,310,064	862,314
Japan	1,919,659	1,502,430	643,628
Singapore	1,786,344	1,294,019	2,045,673
Switzerland	1,653,803	1,157,116	1,332,322
United Kingdom	736,670	793,079	886,183
Belgium	687,475	305,431	218,731
Canada	502,203	835,732	1,225,414
France	405,713	259,790	201,369
All other countries	4,078,139	3,109,311	2,450,649

Consolidated	$51,725,952	$44,455,251	$35,182,612

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to various countries in Europe and in the Asian Pacific.

In 2006, 2005 and 2004, no one customer accounted for more than 10 percent of the Company’s consolidated net sales. During 2006 the top five customers accounted for approximately $16 million or 30 percent of the Company’s consolidated net sales. During 2005 the top five customers accounted for approximately $15 million or 35 percent of the Company’s consolidated net sales. During 2004, the top five customers accounted for approximately $12 million or 34 percent of the Company’s consolidated net sales.

At December 31, 2006, one customer accounted for 10 percent of the Company’s consolidated accounts receivable. At December 31, 2005 one customer accounted for 20 percent of the Company’s consolidated accounts receivable.

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

In conjunction with the acquisition of Amecon Inc., on October 6, 2005 approximately $663,000 of goodwill was recognized (see Note 4). The increase in goodwill for the years ended December 31, 2006, 2005 and 2004 was $172,962, $489,634 and $0, respectively, and relates entirely to the Amecon purchase (see Note 4).

The Company performed the required goodwill impairment test during the years ended December 31, 2006, 2005, and 2004. As part of compliance with this standard, the Company completed or obtained an analysis to assess the fair value of its business units to determine whether goodwill carried on its books was impaired and the extent of such impairment, if any for the years ended December 31, 2006, 2005, and 2004. For each year, the analysis used the discounted future returns method; future benefits over a period of time are estimated and then discounted back to present value. Based upon this analysis, the Company determined that its current goodwill balances were not impaired as of December 31, 2006 and 2005.

7.   INVENTORIES

Inventories consisted of the following:

	Raw materials	Work-in process	Finished products and components	Total

December 31,

2006
Domestic	$3,608,967	$1,497,706	$1,756,046	$6,862,719
Foreign	1,162,716	876,277	128,903	2,167,896

Total	$4,771,683	$2,373,983	$1,884,949	$9,030,615

2005
Domestic	$2,854,064	$1,103,986	$1,130,021	$5,088,071
Foreign	1,094,266	662,167	105,739	1,862,172

Total	$3,948,330	$1,766,153	$1,235,760	$6,950,243

8.   Short and Long-Term Debt

Short and long-term debt at December 31, 2006 and 2005 were as follows:

	2006	2005

Domestic Asset-Based Revolving Credit Facility	$3,569,349	$3,753,597
Foreign Overdraft and Letter of Credit Facility	1,044,791	764,825
Domestic Term Loans (Real Estate Based in 2005)	—	1,450,146
Domestic Capital Equipment Leases	169,051	239,144

Total Long Term Debt	4,783,191	6,207,712
Less: Current maturities	(952,730)	(888,531)

Total Long Term Debt	$3,830,461	$5,319,181

	Payments Due by Period
	2007	2008	2009	2010	2011	Thereafter	Total

Domestic credit facility	$—	$3,569,349	$—	$—	$—	$—	$3,569,349
Foreign overdraft and letter of credit facility	877,745	123,505	43,541	—	—	—	1,044,791
Capital leases	74,985	41,878	41,343	10,845	—	—	169,051

Total long-term debt	$952,730	$3,734,732	$84,884	$10,845	$—	$—	$4,783,191

Our subsidiaries, Resistance Technology, Inc. and RTI Electronics, Inc., referred to as the borrowers, entered into a credit facility with Diversified Business Credit, Inc., referred to as the lender. The credit facility provides for:

•

a $5,500,000 domestic revolving credit facility, bearing interest at an annual rate equal to the greater of 5.25%, or 0.5% over prime (prime was 8.25% as of December 31, 2006). Under the revolving credit facility, the availability of funds depends on a borrowing base composed of stated percentages of our eligible trade receivables and eligible inventory, less a reserve.

•	a $1,000,000 domestic equipment term loan, bearing interest at an annual rate equal to the greater of 5.25%, or 0.75% over the prime rate.

The revolving credit facility and equipment term loan also provide for one-, three- and six-month London Interbank Offered Rate (LIBOR) interest rate options at the applicable LIBOR rate plus 3.25% for the revolver and 3.50% for the term loan, but in no event will the loan rate be less than 5.25%. Notwithstanding the foregoing, interest paid on loans under the credit facility for each twelve month period will not be less than $100,000.

Weighted average interest on the domestic asset-based revolving credit facility was 8.17% and 8.15% for 2006 and 2005, respectively.

The credit facility expires on August 31, 2008. The revolving credit facility requires monthly interest payments with a balloon payment at maturity. The equipment term loan requires monthly principal payments based on an assumed amortization period of 60 months, with any balance due on August 31, 2008.

IntriCon has guaranteed the obligations of the borrowers under the credit facility. The obligations under the credit facility are collateralized by a security interest in substantially all of our assets.

The outstanding balance of the revolving credit facility was $3,569,349 and $3,753,597 at December 31, 2006 and 2005, respectively. The total remaining availability on the revolving credit facility was $1,930,651 at December 31, 2006.

The revolving facility carries a commitment fee of 0.25% per year, payable on the unborrowed portion of the line. Additionally, the credit facility requires an annual fee of $27,500 due on August 31, 2007, and 2008. If the credit facility is terminated by us prior to maturity, we will be required to pay a termination fee equal to 2% (if terminated prior to August 31, 2007) or 1% (if terminated prior to August 31, 2008) of the total of the maximum amount available under the revolving credit facility plus the amounts then outstanding under the term loan.

The credit facility originally included a real estate loan with an original principal balance of $1,500,000, which was associated with our Vadnais Heights manufacturing facility. In June 2006, we completed a sale-leaseback of the Vadnais Heights manufacturing facility. The transaction generated proceeds of $2,650,000, of which $1,388,000 was used to repay the associated real estate loan and the remainder to pay down our domestic revolver. The gain on the sale of $1,045,799 will be recognized over the initial 10-year lease term as the renewal options in the lease are not assured and a penalty does not exist if we do not exercise the renewal options. The outstanding balance on the real-estate term loan was approximately $1,450,000 at December 31, 2005.

We are subject to various covenants under the credit facility, including financial covenants relating to minimum book net worth, minimum tangible net worth, maximum liabilities to tangible net worth, minimum net income and minimum fixed charge coverage ratio. Under the credit facility, without the prior written consent of the lender, we may not, among other things, subject to certain exceptions: incur indebtedness; grant security interests; declare or pay any cash dividends; purchase or redeem any of our capital stock or otherwise distribute any property on our capital stock; incur capital expenditures of more than $2.5 million in the aggregate in 2007 or more than $250,000 in any one transaction; dispose of any collateral pledged to the lender or all or any substantial part of our property; consolidate or merge with any other corporation or acquire the stock of any corporation or enter into any other partnership or joint venture; substantially alter the nature of our business; make investments; permit any breach, default or event of default to occur under any note, loan, agreement or other contractual obligation binding us; or amend our governing documents.

The credit facility was amended effective as of the third quarter of 2006. Under the amendment, in connection with the calculation and measurement of the financial covenants during fiscal year 2006, no reduction will be made for any non-cash expense charge incurred after January 1, 2006 and attributable to such period under accounting rule FAS 123R with respect to our approved stock option and equity plans; provided however that aggregate amount of such expense may not exceed $1,000,000. The non-cash stock option expense for the year ended December 31, 2006, was $214,000.

For the year ended December 31, 2006 we were in default of our capital expenditure and restricted investment covenants under the credit agreement. On February 26, 2007, we received a waiver from the lender for the covenants that were in default. The waiver granted was effective only in this specific instance and only for the year ended December 31, 2006. This waiver does not entitle us to any other or further waiver in any similar or other circumstances.

Upon an event of default, as defined in the credit facility, the lender may declare all amounts payable under the credit facility to be immediately due and payable and exercise and enforce any and all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including, without limitation, the right to take possession of the assets that we pledged as collateral. The lender can suspend further advances until the default has been cured or waived. Events of default include, among other things, default in the payment of any obligations due under the credit facility, breach of the credit facility which is not cured within any applicable grace period, a “change of control” (as defined in the credit facility), the failure to maintain certain financial covenants or insurance coverage, events of bankruptcy or insolvency, the rendering of any award or judgment against us in excess of $50,000 or the occurrence of a default under any evidence of indebtedness or material lease or contract that is not cured before the end of any applicable grace period.

In addition to our domestic credit facilities, on August 15, 2005, our wholly-owned subsidiary, RTI Tech, PTE LTD., entered into an international senior secured credit agreement with Oversea-Chinese Banking Corporation Ltd. that provides for a $2.0 million line of credit. Borrowings bear interest at a rate of 6.47%. This facility will be reviewed annually to determine whether it will be renewed. The outstanding balance was $1,044,791 and $764,825 at December 31, 2006 and December 31, 2005, respectively. The total remaining availability on the international senior secured credit agreement was $955,209 at December 31, 2006.

During 2005, the Company entered into several capital lease agreements to fund the acquisition of machinery and equipment. For 2005, the total principal amount of these leases was $314,000 with effective interest rates ranging from 6.7% to 8.0%. These agreements range from 3 to 5 years. The outstanding balance under these capital lease agreements at December 31, 2006 and December 31, 2005 was $169,000 and $239,000, respectively. The cost and accumulated amortization of leased equipment was $314,000 and $314,000 and $74,129 and $29,284 at December 31, 2006 and 2005, respectively. The amortization of capital leases is included in depreciation expense for 2006 and 2005.

9.   OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2006, and 2005 were as follows:

	2006	2005

Salaries, wages and commissions	$1,583,452	$1,414,749
Taxes, including payroll withholdings and excluding income taxes	58,011	56,066
Accrued severance benefits	—	25,000
Accrued professional fees	178,662	179,336
Current portion of note payable	253,360	215,511
Deferred revenue	152,147	159,900
Other	795,569	559,912

	$3,021,201	$2,610,474

10.   DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) were comprised as follows:

	Years ended December 31,
	2006	2005	2004 Restated

Current
Federal	$—	$223,028	$45,433
State	21,654	6,396	5,500
Foreign	111,258	286,176	183,248

	132,912	515,600	234,181

Deferred
Federal	—	(106,177)	890,230
State	—	—	—
Foreign	41,548	—	15,386

	41,548	(106,177)	905,616

Income taxes	$174,460	$409,423	$1,139,797

Income (loss) from continuing operations
before income taxes is as follows:
Foreign	$1,492,092	$1,166,891	$663,685
Domestic	(77,130)	3,989	(1,429,125)

	$1,414,962	$1,170,880	$(765,440)

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

	Years ended December 31,
	2006	2005	2004 Restated

Tax provision at statutory rate	34.0%	34.0%	34.0%
Change in valuation allowance	0.5	(24.0)	(187.0)
Effect of foreign tax rates	(25.1)	20.0	3.5
State taxes net of federal benefit	1.5	0.6	(0.6)
Tax benefits related to export sales	(2.0)	(1.0)	3.6
Other	3.4	5.4	(2.4)

Domestic and foreign income tax rate	12.3%	35.0%	(148.9)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006, and 2005 are presented below:

	2006	2005

Deferred tax assets:
Net operating loss carry forwards	$5,748,385	$6,534,206
Post-retirement benefit obligations	537,729	663,079
Goodwill amortization	399,091	—
State income taxes	605,554	605,554
Inventory reserves	843,445	770,895
Guarantee obligations and estimated future costs of service accruals	25,500	35,689
Compensated absences, principally due to accrual for financial reporting purposes	198,700	175,271
Other	204,045	180,725

Total gross deferred tax assets	8,562,449	8,965,419
Less: valuation allowance	8,562,449	8,593,829

Net deferred tax assets	—	371,590

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation and capitalized interest	(79,273)	(409,315)

Total gross deferred tax liabilities	(79,273)	(409,315)

Net deferred tax liabilities	$(79,273)	$(37,725)

Domestic and foreign deferred taxes were comprised as follows:

December 31, 2006	Federal	State	Foreign	Total

Current deferred asset	$—	$—	$—	$—
Non-current deferred liability	—	—	(79,273)	(79,273)

Net deferred tax liability	$—	$—	$(79,273)	$(79,273)

December 31, 2005	Federal	State	Foreign	Total

Current deferred asset	$—	$—	$—	$—
Non-current deferred liability	—	—	(37,725)	(37,725)

Net deferred tax liability	$—	$—	$(37,725)	$(37,725)

The valuation allowance is maintained against deferred tax assets which the Company has determined are not likely to be realized. In addition, the Company has net operating loss carryforwards for Federal tax purposes of approximately $16.9 million that begin to expire in 2022. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets or realization of net operating loss carryforwards will be reported in the consolidated statements of operations.

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

11.   EMPLOYEE BENEFIT PLANS

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2006, 2005, and 2004 was $288,726, $253,568, and $267,796, respectively.

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

The following table presents the amounts recognized in the Company’s consolidated balance sheet at December 31, 2006 and 2005 for post-retirement medical benefits:

	2006	2005

Change in Projected Benefit Obligation
Projected benefit obligation at January 1	$1,490,749	$1,921,633
Service cost (excluding administrative expenses)	5,029	8,899
Interest cost	71,175	91,948
Settlement	—	(353,319)
Actuarial (gain) loss	(108,605)	—
Participant contributions	115,702	—
Benefits paid	(330,306)	(178,412)

Projected benefit obligation at December 31	1,243,744	1,490,749

Change in Fair Value of Plan Assets
Employer contributions	214,604	178,412
Participant contributions	115,702	—
Benefits paid	(330,306)	(178,412)

Fair value of plan assets at December 31	—	—

Funded status	1,243,744	1,490,749

Amount recognized in statement of financial position
Current Liabilities	180,000	—
Noncurrent Liabilities	1,063,744	1,490,749

Net Amount	1,243,744	1,490,749

Amount recognized in other comprehensive income
Unrecognized net actuarial gain (loss)	(128,886)	(26,190)

Total	(128,886)	(26,190)

Accrued post-retirement medical benefit costs are classified as other post-retirement benefit obligations as of December 31, 2006 and 2005.

Net periodic post-retirement medical benefit costs for 2006, 2005 and 2004 include the following components:

	2006	2005	2004

Service cost	$5,029	$8,899	$25,246
Interest cost	71,175	91,948	110,231
Amortization of unrecognized prior service cost	(24,857)	(24,857)	(74,571)
Amortization of unrecognized actuarial gain (loss)	(5,908)	—	—
Curtailment	—	(1,090,746)	—

Net periodic post-retirement medical benefit cost	$70,296	$(1,014,756)	$60,906

The $1.1 million curtailment primarily related to the sale of our Heat Technology business. As part of the March 31, 2005 asset purchase agreement, the Company was required to maintain the post retirement medical plan for all retired eligible participants, but was able to eliminate from the plan those employees not participating at the time of the asset purchase. This charge was included in discontinued operations.

For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2006; the rate was assumed to decrease gradually to 5% by the year 2011 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement medical benefit obligation as of December 31, 2006 by $15,903 and the aggregate of the service and interest cost components of net periodic post-retirement medical benefit cost for the year ended December 31, 2006 by $900.

The assumptions used years ended December 31 were as follows:

	2006	2005	2004

Annual increase in cost of benefits	10.00%	10.00%	10.00%
Discount rate used to determine year-end obligations	6.00%	5.75%	5.75%
Discount rate used to determine year-end expense	6.00%	5.75%	6.00%

The following benefit payments, which reflect expected future service, are expected to be paid:

2007	$180,000
2008	$180,000
2009	$185,000
2010	$185,000
2011	$190,000
Years 2012 - 2016	$945,000

The Company provides retirement related benefits to former executive employees and to certain employees of foreign subsidiaries. The liabilities established for these benefits at December 31, 2006 and 2005 are illustrated below.

	2006	2005

Current portion	$90,656	$90,656
Long term portion	628,569	633,818

Total liability at December 31	$719,225	$724,474

12.   CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations in which the functional currency is foreign are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company’s German operations is the European euro. As of January 1, 2006, the functional currency of the Company’s Singapore operations changed from the Singapore dollar to the U.S. dollar. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders’ equity, net of tax, where appropriate. Foreign currency transaction amounts included in the statements of operation include a loss of $100,000 in 2006, a gain of $3,000 in 2005, and a gain of $14,000 in 2004.

13.   COMMON STOCK AND STOCK OPTIONS

The Company adopted SFAS 123R on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, SFAS 123R applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased, cancelled or vest. Prior periods were not restated to reflect the impact of adopting the new standard.

As a result of adopting SFAS 123R on January 1, 2006, the net income and net income per share for the year ended December 31, 2006 were $214,000 or $0.04 lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

The Company has a 1994 stock option plan, a 2001 stock option plan, a non-employee directors’ stock option plan and a 2006 equity incentive plan. The time for granting options under the 1994 plan has expired, however certain option grants under this plan remain exercisable as of December 31, 2006. Upon approval of the 2006 Equity Incentive Plan by the shareholders at the 2006 annual meeting of shareholders, no further grants will be made pursuant to the non-employee directors’ and 2001 stock option plans, and the 12,500 shares that would have been available for future issuance under the non-employee directors’ stock option plan will be available for issuance pursuant to the 2006 Equity Incentive Plan. The aggregate number of shares of common stock for which awards could be granted under the 2006 Equity Incentive Plan as of the date of adoption was 698,500 shares. Additionally, as outstanding options under the 2001 stock option plan and non-employee directors’ stock option plan expire, such shares of the Company’s common stock subject to the expired options will become available for issuance under the 2006 Equity Incentive Plan.

Under the various plans, executives, employees and outside directors receive awards of options to purchase common stock. Under the 2006 equity incentive plan, the Company may also grant stock awards, stock appreciation rights, restricted stock units and other equity-based awards, although no such awards had been granted as of December 31, 2006.

Under all awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the Company’s stock on the date of the grant. Options under the plans generally vest from one to five years, and the option’s maximum term is 10 years. Options issued to directors vest from one to three years.

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average Exercise Price	Aggregate Intrinsic Value

Outstanding at December 31, 2003	541,900	$4.86
Options forfeited	(127,000)	3.07
Options granted	246,000	2.70

Outstanding at December 31, 2004	660,900	$4.40
Options forfeited	(107,900)	3.53
Options expired	(30,000)	5.35
Options granted	227,500	2.75
Options exercised	(20,600)	2.35

Outstanding at December 31, 2005	729,900	$3.98
Options forfeited	(51,500)	1.96
Options granted	160,000	5.68
Options exercised	(40,667)	2.79

Outstanding at December 31, 2006	797,733	$4.51	$366,957

Exercisable at December 31, 2004	380,215

Exercisable at December 31, 2005	389,400

Exercisable at December 31, 2006	465,900	$4.70	$125,793

Available for future grant at January 1, 2006	1,399,500

Available for future grant at December 31, 2006	588,500

The number of shares available for future grant at December 31, 2006, does not include a total of up to 443,833 shares outstanding under the 2001 stock option plan and non-employee directors’ stock option plan which will become available for issue under the 2006 Equity Incentive Plan in the event of the expiration of said options.

The weighted-average remaining contractual term of options exercisable at December 31, 2006, was 6.3 years. The total intrinsic value of options exercised during fiscal 2006 and 2005 was $111,874 and $69,910, respectively. No options were exercised during fiscal 2004.

The weighted-average per share fair market value of options granted was $2.77, $1.77, and $2.22, in 2006, 2005, and 2004, respectively, using the Black-Scholes option-pricing model.

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Dividend yield	0.0%	0.0%	2.0%
Expected volatility	57.5%	66.2%	78.0%
Risk-free interest rate	4.6%	4.1%	4.3%
Expected life (years)	4.0	6.1	6.3

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

The Company calculates expected volatility for stock options and awards using both historical volatility as well as the average volatility of our peer competitors. The reason historical volatility was not strictly used is the material changes in the Company’s operations as a result of the sales of business segments that occurred in 2004 and 2005 (see Note 3 and Note 4).

The Company currently estimates a nine percent forfeiture rate for stock options but will continue to review this estimate in future periods.

The risk-free rates for the expected terms of the stock options and awards and the employee stock purchase plan is based on the U.S. Treasury yield curve in effect at the time of grant.

The following summarizes information about the Company’s stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding At 12/31/06	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/06	Weighted Average Exercise Price

$0 - 3.00	368,833	7.88	$2.45	217,000	$2.39
$3.01 - 4.40	115,400	4.06	$3.25	115,400	$3.25
$4.41 - 5.80	147,500	9.93	$5.34	10,000	$5.55
$8.60 - 20.00	166,000	4.23	$9.23	123,500	$10.08

	797,733	7.43	$4.51	465,900	$4.70

As of December 31, 2006, there was $568,685 of total unrecognized compensation costs related to non-vested awards that is expected to be recognized over a weighted-average period of 2.1 years.

The following table illustrates the effect on net income and income (loss) per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition of SFAS 123:

	Year Ended December 31,
	2005	2004 Restated

Net income as reported	$1,528,687	$147,826
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(129,103)	(245,040)

Pro forma net income (loss)	$1,399,584	$(97,214)

Income (loss) per share:
Basic-as reported	$.30	$.03
Basic-pro forma	$.27	$(.02)

Income (loss) per share:
Diluted-as reported	$.29	$.03
Diluted-pro forma	$.27	$(.02)

14.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations (in thousands, except for per share data).

	2006				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Sales, net	$11,836	$13,208	$12,488	$14,193	$9,786	$11,601	$11,896	$11,171

Gross profit	2,766	3,519	2,874	3,262	2,382	3,411	2,907	2,901

Income (loss) from continuing operations net of tax	(141)	448	453	479	(254)	673	174	167
Income (loss) from discontinued operations net of tax (a)	—	(26)	(15)	(35)	464	(356)	(49)	709
Net income (loss)	(141)	422	438	443	210	317	125	876

Income (loss) per share (b):
Basic income (loss) per share
Continuing operations	$(.03)	$.09	$.09	$.09	$(.05)	$.13	$.03	$.03
Discontinued operations	—	(.01)	(.01)	(.01)	.09	(.07)	(.01)	.14
Net income (loss)	$(.03)	$.08	$.08	$.09	$.04	$.06	$.02	$.17

Diluted income (loss) per share
Continuing operations	$(.03)	$.08	$.08	$.09	$(.05)	$.13	$.03	$.03
Discontinued operations	—	(.00)	(.00)	(.01)	.09	(.07)	(.01)	.13
Net income (loss)	$(.03)	$.08	$.08	$.08	$.04	$.06	$.02	$.16

a)

The Company reclassified its Heat Technology business, as discontinued operations in the fourth quarter of 2004; this includes the burners and components portion of the business which the Company sold in the first quarter of 2005. Accordingly, the historical financial information has been reclassified. See note 3 to the consolidated financial statements. In the fourth quarter of 2005 the Company had a significant gain from discontinued operations related to the post retirement medical plan for Selas. As part of the March 31, 2005 asset purchase agreement the Company was required to maintain the post retirement medical plan for all retired eligible participants, but was able to eliminate from the plan those employees not participating at the time of the asset purchase. See note 11 to the consolidated financial statements.

b)

Per share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period. Additionally, in regard to diluted per share amounts only, quarterly amounts may not add to the annual amounts.

15.   INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share:

	2006			2005			2004
	Income Numerator	Shares Denominator	Per Share Amount	Loss Numerator	Shares Denominator	Per Share Amount	Loss Numerator	Shares Denominator	Per Share Amount

Basic income per share

Income available to common shareholders	$1,162,512	5,159,216	$.23	$1,528,687	5,135,348	$.30	$147,826	5,129,214	$.03

Effect of dilutive
Securities

Stock options	—	160,586		—	126,143		—	2,627

Diluted income per share	$1,162,512	5,319,802	$.22	$1,528,687	5,261,491	$.29	$147,826	5,131,841	$.03

The Company excluded stock options of 196,000, 153,500, 367,800, in 2006. 2005, and 2004, respectively, from the computation of the diluted income per share as their effect would be anti-dilutive. For additional disclosures regarding the stock options, see Note 13.

16.   CONTINGENCIES AND COMMITMENTS

We are a defendant along with a number of other parties in approximately 122 lawsuits as of December 31, 2006, (approximately 122 lawsuits as of December 31, 2005) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, we do not know whether any of the complaints state valid claims against us. Certain insurance carriers have informed us that the primary policies for the period August 1, 1970-1973, have been exhausted and that the carriers will no longer provide a defense under those policies. We have requested that the carriers substantiate this situation. We believe we have additional policies available for other years which have been ignored by the carriers. As settlement payments are applied to all years a litigant was deemed to have been exposed to asbestos, we believe when settlement payments are applied to these additional policies, we will have availability under the years deemed exhausted. We do not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on its financial condition, liquidity, or results of operations. Management believes that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits, to which these insurance carriers are insuring we, make the ultimate disposition of these lawsuits not material to our consolidated financial position or results of operations.

A claim has been made against the Company by BET Investments (“BET”) for recovery of costs allegedly incurred by BET in connection with the removal of drums containing hazardous materials and related clean-up costs from real estate which the Company sold to BET in 2003 and upon which the Company formerly operated a manufacturing facility. Based upon invoices submitted by BET, the maximum amount of BET’s claim is approximately $270,000. The Company and its counsel are currently evaluating the extent of the Company’s liability, if any, for this claim. Although we are unable to estimate the exact amount of loss, we believe at this time the loss estimate could range from $0 to $270,000. Based on the information available to us at this time, no amount in this range appears to be a better estimate than any other amount. As such, as of December 31, 2006 we have not recorded a reserve for this claim.

The Company’s former wholly owned French subsidiary, Selas SAS, filed for insolvency in France and is being managed by a court appointed judiciary administrator. The Company may be subject to additional litigation or liabilities as a result of the French insolvency proceeding.

The Company is a defendant, along with a number of other parties, in a lawsuit made by Energy Transportation Group, Inc. (“ETG”) alleging infringement of certain patents. Based upon the discovery provided thus far by the Plaintiff, the Company and its counsel believe the Company has meritorious defenses in this matter. As such, as of December 31, 2006 we have not recorded a reserve for this claim.

We are also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect our consolidated financial position, liquidity or results of operations.

Total rent expense for 2006, 2005 and 2004 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,082,000, $1,035,000, and $1,156,000, respectively. Remaining rentals payable under such leases are as follows: 2007 — $1,284,000; 2008 — $1,125,000; 2009 — $736,000; 2010 — $707,000; 2011 — $620,000 and thereafter — $1,039,000. Certain leases contain renewal options as defined in the agreements. The non-related lease agreement in Minnesota includes three renewal options with each option an extension for five years. The California lease includes two renewal options with each option an extension for five years and an option to purchase.

On December 14, 2004, the Company entered into a change of control or asset sale agreement with Mark Gorder. The agreement calls for payments of two years base salary and unpaid bonus, if any, to Mr. Gorder should there be a change of control or asset sale as defined in the agreement and Mr. Gorder is not retained for a period of at least one year following such change of control or asset sale. Under the agreement, all stock options granted to Mr. Gorder would vest immediately and be exercisable in accordance with the terms of such stock options. The Corporation also agreed that if it enters into an agreement to sell substantially all of its assets, it will obligate the buyer to fulfill its obligations pursuant to the agreement. The agreement terminates, except to the extent that any obligation remains unpaid, upon the earlier of termination of Mr. Gorder’s employment prior to a change of control or asset sale for any reason or the termination of Mr. Gorder after a change of control or asset sale for any reason other than by involuntary termination as defined in the agreement.

17.   RELATED-PARTY TRANSACTIONS

One of the Company’s subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary, including Mark Gorder, the President and Chief Executive Officer of the Company. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total base rent expense incurred under the lease was approximately $368,000 for 2006, $368,000 for 2005, and $368,000 for 2004. Annual lease commitments approximate $475,000 through October 2011.

The Company uses the law firm of Blank Rome LLP for legal services. A partner of that firm is the son-in-law of the Chairman of our Board of Directors.   In 2006, we paid that firm approximately $282,000 for legal services and costs.

18.   STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

	Years ended December 31,
	2006	2005	2004

Interest received	$33,674	$50,832	$3,091
Interest paid	380,159	408,133	431,148
Income taxes paid	205,565	91,403	44,070
Deferred gain recorded on sale of manufacturing facility	1,045,799	—	—
Acquisition of assets of Amecon, Inc.
Goodwill	172,962	489,634	—
Inventories	—	272,575	—
Property and equipment	53,522	478,195	—
Equipment purchased through capital lease obligation	—	313,919	—

The adjustment to the assets of Amecon, Inc. which were acquired in October 2005, was due to the final adjustment to the working capital requirement pursuant to the asset purchase agreement. The Company believes no future material adjustment is likely.